Form 10-K, Exhibit 13
period 2001-12-31
MEADWESTVACO CORP
filed 2002-03-18
CIK 1159297

                                                                      Exhibit 13

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
---------------------------------------
     FINANCIAL CONDITION AND RESULTS OF OPERATIONS
     ---------------------------------------------

MEADWESTVACO Merger

MeadWestvaco Corporation was formed on January 29, 2002, as a result of a merger of equals between The Mead Corporation and Westvaco Corporation, creating a global company with leading positions in packaging, coated and specialty papers, consumer and office products, and specialty chemicals. As part of the merger, the company has announced plans to achieve significant cost savings and operational synergies of $325 million by the end of two years of combined operations.

Mead and Westvaco announced their agreement in August 2001. The transaction was approved by the Boards of Directors of both companies and was approved by the shareholders of both companies at special meetings held on January 28, 2002. Under the terms of the transaction, Mead shareholders received one share of MeadWestvaco stock for each share of Mead stock held, and Westvaco shareholders received 0.97 shares of MeadWestvaco stock for each share of Westvaco stock held. Mead shareholders also received a cash payment of $1.20 per share. The merger was structured as a stock-for-stock exchange and will be accounted for as an acquisition of Mead by Westvaco. Note A in the Consolidated Financial Statements provides summary pro forma data and details on the merger accounting.

Recent Developments

On March 4, 2002, MeadWestvaco announced plans to permanently shut down four coated paper machines and related equipment from its paper segment in Luke, MD, and Chillicothe, OH. The company expects restructuring and other merger-related charges to earnings taken in 2002 to approximate $100 million, all of which relates to the former Westvaco operations, of which about $40 million is expected to be taken in the first quarter. Of the total estimated $100 million in charges, about 70% or $70 million are expected to be noncash charges. The total estimated charges include $12 million attributable to the shutdown of the Luke, MD, paper machine. Under merger accounting rules, charges for the writedown of assets and severance relating to the former Mead operations, including the paper machine shutdowns in Chillicothe, OH, are recorded in purchase accounting and do not affect current earnings. The restructuring will result in the elimination of about 350 positions in Ohio and approximately 75 positions in Maryland. It is expected that, over time, production will be transferred to more efficient machines elsewhere in the company's paper segment as market conditions improve. These actions will take effect beginning April 1, 2002, and it is anticipated that they will be completed by May 31, 2002.

RESULTS OF OPERATIONS
---------------------
Effective January 29, 2002, Westvaco changed its fiscal year-end from October 31 to December 31. Accordingly, the Consolidated Financial Statements include the results of operations of Westvaco for the transition period, which are not necessarily indicative of operations for a full year.

Transition period ended December 31, 2001
-----------------------------------------
Sales for the two months ended December 31, 2001 were $602.7 million, compared to $631.3 million for the same period last year, due to an 11.1% decrease in average selling price, offset by an increase in volume of 6.6%. The company's results during this period reflected weak global economic conditions resulting in lower demand and selling prices for many of the company's products and competitive pressures due to the strength of the U.S. dollar, particularly in the paper segment.

The net loss from operations for the two months ended December 31, 2001 was $21.7 million, or $.21 per share, compared to earnings of $26.0 million, or $.26 per share for the same period last year. Results for the two months ended December 31, 2001 reflect the effect of market-related downtime of about 70,000 tons, with an estimated negative impact on earnings of $15 million pretax, or $.09 per share, compared to only 31,000 tons, or about $8 million pretax, or $.05 per share, for the same period last year. Results for the period also include $.10 per share in higher costs and expenses for the writedowns of plant and equipment taken out of service, writedowns of inventories due to lower cost or market evaluations, increased costs associated with the acceleration of maintenance to coincide with market-related downtime and other items principally relating to employee benefits and receivables.

The company's export sales from the United States for the two months ended December 31, 2001 increased 3.2% to $91.5 million, compared to the same period last year, and accounted for approximately 15% of the company's consolidated sales. Total sales outside of the United States, including sales of the company's foreign operating subsidiaries, increased 22% from the same period last year and accounted for approximately 32% of consolidated sales. The increase was largely due to improved results from the company's European media packaging business and the acquisition of Alfred Wall AG, a European consumer packaging company, which was acquired in the third fiscal quarter of 2001.

Gross profit margin for the two months ended December 31, 2001 was 10% compared with 20% for the same period last year, as a result of lower prices for some of the company's paper and paperboard grades, higher repair and maintenance costs incurred during machine downtime and inventory writedowns. Depreciation and amortization increased by 8% for the two-month period, or $4.5 million, largely due to acquisitions in fiscal year 2001. For the two months ended December 31, 2001, operating results benefited from noncash pension credits of $22.9 million, compared to $22.5 million for the same period last year.

Unless otherwise indicated, all earnings per share information relates to basic and diluted; see Notes to Consolidated Financial Statements.

Packaging segment                                      Two months ended
-----------------                                      ----------------
                                                          December 31
                                                          -----------
(in millions)                                         2001            2000
                                                      ----            ----
Sales                                               $393.3          $402.2
Operating profit [loss]                              [6.4]            40.8

Sales for the packaging segment decreased 2.2% for the two months ended December 31, 2001, compared to the same period last year due to weak business conditions and lower sales prices across the sector. Volume for the segment increased 9.6% during the two-month period as a result of acquisitions in fiscal year 2001, while average prices were 11.8% lower. The packaging segment experienced a loss of $6.4 million for the two months ended December 31, 2001, compared to operating profit of $40.8 million in the same period last year, due to the weaker economy as well as lower demand and prices for some bleached and unbleached paperboard, particularly heavy-weight paperboards and food service products. Higher energy and chemical costs and the acceleration of maintenance projects during machine downtime also contributed to lower operating profits. Responding to market conditions, the company took downtime at the Charleston, SC, Covington, VA, and Evadale, TX, mills of about 57,000 tons with an estimated negative impact on earnings of approximately $11 million pretax, or $.07 per share.

Additional downtime of approximately 30,000 tons was taken in January 2002 due to the temporary shutdown of four paper machines and other equipment at the Evadale mill to make necessary repairs and manufacturing improvements. The downtime is estimated to reduce first quarter profit for the segment by about $6 million pretax. In addition, MeadWestvaco plans to take a total of 58,000 tons of market-related downtime during the first calendar quarter of 2002, which is estimated to negatively impact segment quarterly profit by about $13 million pretax.

For the two months ended December 31, 2001, sales to the tobacco industry accounted for approximately 16% of packaging segment sales compared to approximately 18% last year. Of these sales to tobacco markets, approximately 9% of the segment sales were exported or used to produce products for export while the remaining 7% was sold to the domestic tobacco industry for sale in the United States. The current legal, regulatory and legislative pressures on the tobacco industry may have an adverse effect on packaging segment profitability. While we would expect to compensate for such an adverse effect with growth in other consumer product markets, these alternatives may not, in the short run, fully offset any decline in profitability related to sales to the tobacco industry.

For 2002, the company believes that demand for packaging for high-value consumer products will continue to be relatively stable, although demand for consumer media products for which the company produces packaging, such as DVDs and computer games, is growing rapidly. If the economic weakness persists, commodity-based markets, specifically linerboard, will continue to be negatively impacted. The packaging segment will continue to focus on controllable items, including manufacturing efficiency programs and cost containment initiatives.

Paper segment                                        Two months ended
-------------                                        ----------------
(in millions)                                           December 31
                                                        -----------
                                                 2001                2000
                                                 ----                ----
Sales                                          $157.3              $170.5
Operating profit [loss]                         [2.8]                14.5

Paper segment sales for the two months ended December 31, 2001 decreased 7.7% from the same period last year due to a decrease in average prices of 9.8%, offset by an increase in volume of 2.1%. The paper segment experienced a loss of $2.8 million for the two months ended December 31, 2001, compared to operating profit of $14.5 million for the same two-month period last year, principally due to a slower economy, the effect of a strong U.S. dollar and the resulting competitiveness of imports, weak pricing and market-related downtime of approximately 13,000 tons which negatively impacted segment profit by about $4 million pretax, or $.02 per share.

As stated earlier, MeadWestvaco announced on March 4, 2002 that three coated paper machines and associated equipment will be permanently closed at the Chillicothe, OH, mill and one coated paper machine at the Luke, MD, mill will be permanently shut down. Over time, production will be transferred to more efficient machines elsewhere in the company's paper segment as market conditions improve.

For 2002, management expects volume and pricing will continue to be under pressure if the U.S. economy remains weak and the U.S. dollar continues to be strong. In addition, in the first quarter MeadWestvaco plans to take about 37,000 tons of market-related downtime, which is expected to negatively impact segment quarterly profit by about $14 million pretax. MeadWestvaco intends to continue to focus on higher margin specialty and digital papers, to introduce other high-value products and to continue to implement cost reduction measures.

Chemicals segment                                     Two months ended
-----------------                                     ----------------
(in millions)                                            December 31
                                                         -----------
                                                    2001              2000
                                                    ----              ----
Sales                                              $50.0             $56.2
Operating profit                                     4.4               9.2


Sales for the chemicals segment declined by 10.9% due to a decrease in average price of 12.5%, partially offset by an increase in volume of 1.6%. Sales declined due to slower economic activity and increased competition from products produced in the Far East. As a result of current weak economic conditions, the company took market-related downtime to manage production and overall inventory levels. Near term, the company does not anticipate the need for further downtime. Operating profit for the two months ended December 31, 2001 for the chemicals segment declined 52% from the same period last year to a level of $4.4 million due to weak market conditions and lower production.

Overall, the company expects stable earnings for the chemicals segment for 2002, but may be negatively affected to some degree by higher prices for crude tall oil, lower prices for printing ink resins and the loss of carbon business not related to the automotive industry of approximately 5% of the segment's annual sales.

Other items
-----------
Other income [expense], net decreased for the two-month period ended December 31, 2001 to $[2.3] million from $10.1 million, compared to the same period in 2000. This decline is due primarily to the writeoff in December 2001 of a research facility taken out of service. Last year, Other income included a gain from the sale of a real estate lease in New York City. Selling, research and administrative expenses increased 13% from the same period last year as a result of acquisitions in the second half of fiscal year 2001. Interest expense decreased by 7% for the two-month period ended December 31, 2001, compared to the same period last year due to lower interest rates. The effective tax rate of 43.8% represents a tax benefit resulting from a pretax loss recorded in the two months ended December 31, 2001. The same period in fiscal year 2001 reflected pretax income and a tax provision.

Fiscal year 2001
----------------
Sales for fiscal year 2001 were $3.94 billion, compared to $3.86 billion for fiscal year 2000, due to an increase in volume of 4.4%, offset by a 2.4% decrease in average prices. As a result of the weak economy, the company, through market-related downtime, reduced production by 194,000 tons, with an estimated negative impact on earnings of $44 million pretax, or $.27 per share, to manage production and overall inventory levels. Due to weak markets, demand and pricing for the company's coated papers and certain grades of paperboard declined. The strong U.S. dollar also affected the company's coated papers markets as the resulting competitiveness of imports affected pricing and volumes in coated papers.

Net income from operations in fiscal year 2001 was $88.2 million, or $.87 per share, compared to $245.9 million, or $2.44 per share, for fiscal year 2000. Earnings for fiscal year 2001 included a pretax restructuring charge of $56.9 million, or $.35 per share after tax, due to fixed asset writedowns, employee terminations and other exit costs, primarily due to the closings of the company's fine papers mill in Tyrone, PA, and consumer packaging plants in Richmond, VA, and Memphis, TN. Fiscal 2001 also included a $.10 per share benefit resulting from increased utilization of domestic research and foreign tax credits and the resolution of prior years tax issues and a gain of $5.2 million, or $.03 per share after tax, from the sale of a real estate lease in New York City. Earnings for fiscal year 2000 included a pretax restructuring charge of $27.2 million, or $.18 per share after tax, resulting primarily from a writedown of assets due to the anticipated decline in future sales of folding cartons to domestic tobacco markets, a pretax gain of $11.2 million, or $.07 per share after tax, from the sale of a liquid packaging plant previously written down as part of the restructuring charge in 1999, an after-tax extraordinary charge of $8.8 million, or $.09 per share, from the early retirement of higher interest rate debt and an after-tax gain of $3.6 million, or $.04 per share after tax, from the sale of an interest in a joint venture in China.

Due to the effects of the strong U.S. dollar, the company's export sales from the United States decreased 4.8% to $562.4 million, compared to fiscal year 2000, and accounted for approximately 14% of the company's consolidated sales due primarily to a decrease in price and a weaker product mix. Total sales to customers outside of the United States, including sales of the company's foreign operating subsidiaries, increased 22% from the prior year largely due to acquisitions, and accounted for approximately 25% of consolidated sales.

Gross profit margin for the year was 18% compared with 22% for the prior year as a result of lower prices for certain paper and paperboard grades, and higher energy and pulpwood costs. Earnings for the year also reflect the effect of market-related downtime of approximately 194,000 tons, or $44 million pretax, compared to only 12,000 tons, or $2 million pretax in the prior year. In addition, the current year's earnings reflect the impact of a LIFO (last in-first out) charge of $2.9 million, compared to a charge of $17.0 million in the prior year. Increasing energy costs negatively impacted manufacturing costs and reduced operating profits. Energy costs were 19% higher for the year compared with the prior year. In response to higher energy prices, the company switched to alternative fuels where possible. Depreciation and amortization increased by 11% largely due to acquisitions in the current year, as well as in fiscal year 2000 where they were included for only a portion of the year. Fiscal year 2001 operating results also benefited from an increase in noncash pension credits of $26.9 million as a result of cumulative favorable investment returns on pension plan assets. The company anticipates that earnings in fiscal year 2002 will benefit from an increase in noncash pension credits of $2.6 million to approximately $138 million pretax.

Unless otherwise indicated, all earnings per share information relates to basic and diluted; see Notes to Consolidated Financial Statements.

Packaging segment
-----------------
(in millions)                              Fiscal year ended October 31,
                                         ---------------------------------
                                         2001           2000          1999
                                         ----           ----          ----
Sales                                $2,503.2       $2,264.6      $1,542.3
Operating profit                        196.1          351.2         190.5

Sales for the packaging segment increased 10.5% from fiscal year 2000 due to the acquisitions of AGI (formerly known as IMPAC), which was acquired in July 2000, and Alfred Wall AG, which was acquired in the third quarter of 2001. Volume for the segment increased 13.8% and price decreased by 3.3%. Operating profit for the packaging segment for fiscal year 2001 decreased by 44% to $196.1 million from the fiscal year 2000, due to the weaker economy and increased energy costs, as well as lower demand and prices for some bleached and unbleached paperboard. Responding to market conditions, the company took downtime at the Charleston, SC, Covington, VA, and Evadale, TX, mills of about 174,000 tons with an estimated negative impact on annual earnings of $37 million before taxes. An additional 17,000 tons of downtime was taken in August 2001 due to a manufacturing interruption at the Evadale mill, but the production rate was fully recovered by September.

During fiscal year 2001, approximately 15% of packaging segment sales were made to the tobacco industry for packaging tobacco products, compared to approximately 19% for fiscal year 2000. Of these tobacco sales, approximately 8% of segment sales were exported or used to produce products for export, with the remaining 7% sold to the domestic tobacco industry for sale in the United States. The current legal, regulatory and legislative pressures on the tobacco industry may have an adverse effect on packaging segment profitability. While we would expect to compensate for such an adverse effect with growth in other consumer product markets, these alternatives may not, in the short run, fully offset any decline in profitability related to sales to the tobacco industry.

Rigesa, Ltda., Westvaco's Brazilian subsidiary, benefited from good demand for most of its value-added products, particularly fruit packaging, although its operating profit and revenues declined compared to the fiscal year 2000 period, as a result of weaker local currency exchange rates.

Paper segment
-------------
(in millions)                            Fiscal year ended October 31,
                                      ----------------------------------
                                      2001           2000           1999
                                      ----           ----           ----
Sales                             $1,058.3       $1,225.8       $1,085.7
Operating profit                      50.8          140.6           62.0

Paper segment sales for the fiscal year 2001 decreased 13.7% from the fiscal year 2000 due to decreases in volume of 10.5% and price of 3.2%. A strong U.S. dollar and the resulting competitiveness of imports affected pricing and volumes in coated papers, as did the lower level of economic activity. Paper segment operating profit decreased substantially to $50.8 million for the fiscal year 2001, compared to $140.6 million for fiscal year 2000, principally due to a slowing economy, as well as higher energy costs and market-related downtime of approximately 21,000 tons which negatively impacted segment profit by about $7 million pretax.

Chemicals segment
-----------------
(in millions)                                Fiscal year ended October 31,
                                          ----------------------------------
                                          2001           2000           1999
                                          ----           ----           ----
Sales                                   $347.8         $358.0         $327.7
Operating profit                          62.9           64.5           52.5

Sales for the chemicals segment declined by 2.9% in fiscal year 2001 due to a decrease in volume of 5.7%, partially offset by an increase in price of 2.8%. Sales of resins used in printing inks and other products increased while sales of fabric dye dispersants declined due to slower economic activity and increased competition from products produced in the Far East. Sales of carbon products for emission protection in the automotive markets were weaker due to a lower level of economic activity. The fiscal year 2001 operating profit for the chemicals segment declined 2.4% to a level of $62.9 million due to higher fuel prices.

Other Items
-----------
Compared to fiscal year 2000, Other income [expense], net decreased due primarily to lower interest income while gains on land sales were higher by 12% due to an increased level of sales activity following the company's strategic review of its forestland holdings. Earnings for fiscal year 2001 include pretax gains from land sales of $34.7 million, compared to $31.0 million in fiscal year 2000. Other income also includes a pretax gain of $5.2 million, or $.03 per share after tax, from the sale of a real estate lease in New York City. Selling, research and administrative expenses increased 29% as a result of acquisitions in the current year as well as in fiscal year 2000 in which acquisitions were included for only a portion of the year. The increase is also attributable to the continued development of the company's technology platform. Interest expense increased by 8% in fiscal year 2001, compared to fiscal year 2000 due to higher interest costs relating to acquisitions closed during the prior year. The effective tax rate for fiscal year 2001 decreased to 25.6% from 36.9% in the prior year, primarily due to an increase in the proportion of earnings attributable to foreign operations and subject to lower rates, research credit utilization and the favorable resolution of prior years tax issues, partially offset by higher nondeductible goodwill amortization.

Fiscal year 2000
----------------
Sales for fiscal year 2000 were $3.9 billion, a 30.6% increase compared to fiscal year 1999, and reflect an increase in volume of 24.9% and a 5.7% benefit from price improvement. Sales from acquisitions completed in fiscal year 2000 represented two-thirds of the increase in sales. Net income in fiscal year 2000 was $245.9 million, or $2.44 per share, basic and diluted, an increase of 121% from fiscal year 1999 earnings of $111.2 million, or $1.11 per share, basic and diluted. Earnings for fiscal year 2000 included a pretax restructuring charge of $27.2 million, or $.18 per share after tax, resulting primarily from a writedown of assets due to an anticipated decline in future sales of folding cartons to U.S. tobacco markets that has not yet occurred, a pretax gain of $11.2 million, or $.07 per share after tax, from the sale of a liquid packaging plant previously written down as part of the restructuring charge in fiscal year 1999, an after-tax extraordinary charge of $8.8 million, or $.09 per share, from the early retirement of higher interest rate debt and an after-tax gain of $3.6 million, or $.04 per share, from the sale of our interest in a joint venture in China.

Export sales from the United States in fiscal year 2000 increased 17% compared to fiscal year 1999 and accounted for 16% of the company's consolidated sales. Total sales outside of the United States, including sales of our foreign operating subsidiaries, accounted for approximately 22% of consolidated sales compared to 24% in the prior year. Gross profit margin for the year improved to 23% from 20% in the prior year, due primarily to savings resulting from our 1999 restructuring and other cost reduction initiatives, partially offset by the impact of a provision to reflect inventories at LIFO value. Fiscal year 2000 operating results also benefited from an increase in noncash pension credits of $26.0 million, as a result of cumulative favorable investment returns on pension plan assets.

Packaging segment
-----------------
Packaging segment sales increased by 46.8% from the prior year to $2.3 billion in fiscal year 2000, due to the effects of higher shipment volume, product mix improvement and strong performance by the company's acquisition of a bleached paperboard mill in Evadale, TX; segment volume increased 43.0% and price improvements increased revenues by 3.8%. The increase in shipment volume reflects the contributions by acquisitions including the Evadale, TX, mill, AGI and Mebane. Fourth quarter shipments were well ahead of 1999 fourth quarter levels, but demand softened in the fourth quarter relative to the second and third quarters of 2000. To balance demand and production, the company took downtime at the Covington, VA, and Evadale, TX, mills of about 12,000 tons or $2 million. Operating profit for the packaging segment for 2000 increased by 84.4% to $351.2 million due to acquisitions, product mix improvements, reduced costs and stronger business conditions. Revenues and profits for Rigesa, Ltda; showed strong improvement as a result of improved economic conditions in Brazil and product mix enhancements.

During fiscal year 2000, approximately 19% of packaging segment sales were made to the tobacco industry compared to about 26% for fiscal year 1999. About 13% of segment sales were for overseas tobacco markets with the remaining 6% for tobacco sales in the United States. Competitive conditions as well as the legal and regulatory pressures on the tobacco industry had an adverse effect on packaging segment profitability.

Paper segment
-------------
Paper segment sales of $1.2 billion increased 12.9% from the prior year, due to improvements in price of 8.0% and volume gains of 4.9%. Sales of coated printing papers increased sharply in fiscal year 2000 compared to fiscal year 1999 as new products and focused selling efforts led to an increase in market share and higher prices. Operating profit for the paper segment was $140.6 million for the year, compared to $62.0 million for the prior year period. Coated papers accounted for nearly all of the improvement. Manufacturing efficiencies, higher prices, higher shipment volumes and cost reductions contributed to the improvement.

Chemicals segment
-----------------
Chemicals segment sales for the year increased 9.2% from fiscal year 1999 to $358.0 million, due to favorable changes in price of 3.1% and volume gains of 6.1%. Operating profit for the chemicals segment was $64.5 million compared to $52.5 million in the prior year. This increase reflects strong U.S. demand in a number of our markets. In fiscal year 2000, the company increased its market share for tall oil based ingredients used for ink resins. Other markets for tall oil ingredients, including paper size and rubber emulsifiers, were also strong in response to the strong economy and results were enhanced by cost savings. Asphalt emulsifier sales increased sharply compared to fiscal year 1999, due in part to the acquisition of the asphalt emulsion business of Raschig GmbH in 2000. The company's activated carbon business benefited from record U.S. auto sales and strong global sales.

The above segment discussion does not take into account the restructuring charges for fiscal years 2000 and 1999 which are included in Corporate and other segment information.

Other items
-----------
Other income [expense], net increased from the prior year due to increased gains on land sales, a gain on the sale of our interest in a folding carton plant in China and higher interest income from the temporary investment of cash raised to finance acquisitions. Gains on land sales totaled $31.0 million before tax for fiscal year 2000 compared to $23.0 million pretax in fiscal year 1999. Interest expense increased by 56% in fiscal year 2000 compared to fiscal year 1999, due to the issuance of long-term debt in the first and third quarters of 2000 and increased commercial paper borrowings to support our acquisition activities. The effective tax rate for fiscal year 2000 increased to 36.9% from 24.9% in the prior year, principally due to the one-time 1999 release of deferred taxes resulting from a business reorganization and the effects of fiscal year 2000 nondeductible goodwill amortization.

LIQUIDITY AND CAPITAL RESOURCES
-------------------------------

Operating activities
--------------------

At December 31, 2001, the ratio of current assets to current liabilities was 1.4 compared to 1.9 at December 31, 2000 and 1.4 and 1.9 at October 31, 2001 and 2000, respectively. Cash flows from operations totaled $34.1 million for the two months ended December 31, 2001, compared to $9.3 million for the same period in 2000 and $252.6 million, $583.1 million and $412.7 million in fiscal years ended 2001, 2000 and 1999, respectively.

Investment activities
---------------------
New investment in plant and timberlands, excluding acquisitions, totaled $56.2 million for the two months ended December 31, 2001, compared to $45.0 million for the same period in 2000 and $296.4 million, $212.3 million and $232.3 million in fiscal years ended 2001, 2000 and 1999, respectively. New investment in plant and timberlands was $45.8 million in the packaging segment, $4.2 million in the paper segment, $2.0 million in the chemicals segment and $4.2 million in the corporate and other nonreportable segment. This increased level of capital spending is mainly due to postponement in the prior year of capital projects scheduled to be completed in that year. As part of its program to improve return on investment, MeadWestvaco plans to continue to hold annual capital spending below depreciation and amortization levels over the next few years. Total cash payments, including expenditures for environmental control equipment and facilities, totaled $54.1 million for the two months ended December 31, 2001, compared to $45.5 million for the same period in 2000, $290.4 million, $214.0 million and $228.9 million in fiscal years 2001, 2000 and 1999, respectively. At December 31, 2001, the funds required to complete all authorized capital projects were approximately $190.7 million. MeadWestvaco's capital expenditures for 2002 are expected to be approximately $500 million. These expenditures will be used to support the company's current primary production capacity levels, address the requirements of consumer packaging facilities to satisfy anticipated customer needs, cover anticipated environmental capital expenditures and strengthen the company's technology platform.

Financing activities
--------------------
In December 2001, MeadWestvaco negotiated a $500 million bank credit agreement that expires in December 2002 and a $500 million bank credit agreement that expires in December 2006. These new agreements became effective upon merger. Their terms and covenants are similar to those contained in the company's prior agreements.

Prior to the merger, Westvaco maintained a $500 million revolving credit agreement. Borrowings under the agreement could have been in unsecured domestic or Eurodollar notes and at rates approximating prime or the London Interbank Offered Rate (LIBOR) at the company's option. There was no borrowing under this arrangement during the current period, except for the support of commercial paper borrowings, which were $75.0 million and $264.6 million at December 31, 2001 and 2000, respectively, with a weighted average interest rate of 2.9% and 7.4%, respectively. The revolving credit agreement contained a financial covenant limiting the ratio of debt to capitalization to 0.55 to 1 and specified rates approximating prime or LIBOR at the company's option.

The ratio of debt to total capital for Westvaco was 46% at December 31, 2001 and 45% at December 31, 2000. In February 2001, Westvaco issued $300 million of 7.95% thirty-year notes to repay commercial paper, to fund working capital and other general requirements. At December 31, 2001, Westvaco had $166.6 million of notes payable and current maturities of long-term obligations, compared to $30.5 million at December 31, 2000. The weighted average interest rate for these borrowings was 8.6% for December 31, 2001.

In the third quarter of 2001, Westvaco entered into an interest rate swap with a notional principal amount of $100 million and a variable-rate of six-month LIBOR plus 1.115% with respect to $100 million of Sinking Fund Debentures with a fixed interest rate of 7.1%. The swap matures in November 2009. At October 31, 2001, the company had $200 million of unused debt registered with the Securities and Exchange Commission. During the two months ended December 31, 2001, the company declared a $.22 per share dividend payable January 2, 2002. During the two months ended December 2001, the company did not purchase any common stock under the repurchase program approved by the Board of Directors in 1997 and 145,498 shares were issued out of treasury stock to satisfy stock option exercises.

Following the merger, (i) debt issued by Westvaco has been unconditionally guaranteed, on a joint and several basis, by both MeadWestvaco and Mead, (ii) debt issued by Mead has been unconditionally guaranteed, on a joint and several basis, by both MeadWestvaco and Westvaco and (iii) future debt issued by MeadWestvaco will be guaranteed by either or both of Mead and/or Westvaco. In connection with its future financing and capital structure requirements, on March 8, 2002, MeadWestvaco filed a registration statement with the Securities and Exchange Commission on Form S-3, covering up to $1.0 billion in debt securities which the company may issue from time to time after the registration statement becomes effective, for general corporate purposes including repayment of short-term debt and maturing long-term debt and working capital.

Dividends declared during the transition period ended December 31, 2001 were $22.6 million and $89.3 million, $88.5 million and $88.2 million for the years ended October 31, 2001, 2000 and 1999, respectively. MeadWestvaco had announced an annual dividend rate of $.92 per share.

Effect of inflation
-------------------
The company believes inflation has not had a material effect on its net sales and revenues or on income from continuing operations; however, there can be no assurance that such items will not be affected by inflation in the future. The company's overall sales are not subject to significant seasonal variations.

Environmental matters
---------------------
MeadWestvaco's operations are subject to extensive regulation by federal, state and local authorities, as well as regulatory authorities with jurisdiction over foreign operations of the company. Mead and Westvaco have made significant capital expenditures in the past to comply with environmental laws, rules and regulations. Westvaco capital expenditures for environmental projects were $4.3 million during the two months ended December 31, 2001. Due to changes in environmental laws and regulations, the application of such regulations and changes in environmental control technology, it is not possible for MeadWestvaco to predict with certainty the amount of capital expenditures to be incurred for environmental purposes. Taking these uncertainties into account, MeadWestvaco estimates that it may incur approximately $40 million in expenditures for Westvaco facilities for the year ending December 31, 2002, and approximately $22 million in expenditures over the next three calendar years for Mead facilities.

A portion of anticipated future environmental capital expenditures of MeadWestvaco will concern compliance with regulations promulgated under the Clean Air Act and Clean Water Act (the "Cluster Rules") designed to reduce air and water discharges of specific substances from U.S. pulp and paper mills by 2006. MeadWestvaco has taken major steps to comply with the Cluster Rules. MeadWestvaco expects to incur capital expenditures beyond the expenditures stated above of approximately $85 million over the next five years to comply with the Cluster Rules. Additional operating expenses will be incurred as capital installations required by the Cluster Rules are put into service. Environmental organizations are challenging the Cluster Rules in the U.S. Court of Appeals. MeadWestvaco and other companies are participating in the litigation which could result in additional compliance costs in excess of $150 million over several years if the legal challenge by these environmental organizations is successful.

The U.S. Environmental Protection Agency (the "EPA") has undertaken several initiatives to reduce ozone-causing pollutants from large utility and industrial sources in the Midwest, including a call for states to adopt more stringent emission controls on all or some of the sources within their boundaries (the "NOx SIP Call") and the promulgation of new federal emission standards that may be applied to specific identified sources in the affected states. Alabama, Michigan and Ohio are among the states affected by these EPA initiatives. MeadWestvaco has developed plans for compliance with the applicable federal programs and the Alabama, Michigan and Ohio programs, and does not expect any significant capital expenditures beyond the expenditures stated above for the Mead facilities will be necessary in the next three years. MeadWestvaco also expects capital expenditures in the range of $15-20 million will be required to install additional controls at MeadWestvaco facilities located in Kentucky, Maryland and Virginia by 2004. Estimated expenditures assume the technology identified by the EPA is capable of achieving the NOx reductions projected by the EPA, which MeadWestvaco has not independently confirmed.

Mead and Westvaco have been notified by the EPA or by various state or local governments that they may be liable under federal environmental laws or under applicable state or local laws with respect to the cleanup of hazardous substances at sites currently operated or used by each company. Mead and Westvaco are also currently named as potentially responsible parties ("PRP"), or have received third party requests for contribution under federal, state or local laws with respect to numerous sites. There are other sites which may contain contamination or which may be potential Superfund sites but for which MeadWestvaco has not received any notice or claim. The potential liability for all these sites will depend upon several factors, including the extent of contamination, the method of remediation, insurance coverage and contribution by other PRPs. Although the costs associated with remediation of all these sites are not certain at this time, MeadWestvaco has established reserves of approximately $57 million relating to current environmental litigation and proceedings which it believes are probable and reasonably estimable. These reserves were established after considering the number of other PRPs, their ability to pay their portion of the costs, Mead's or Westvaco's relative contribution to the site, and other factors. Expenses to be charged to this reserve are not included in the anticipated capital expenditures previously stated. MeadWestvaco believes that it is reasonably possible that costs associated with these sites may exceed current reserves by amounts that may prove insignificant or by as much as approximately $40 million. This estimate of the range of reasonably possible additional costs is less certain than the estimate upon which reserves are based. Payments made relating to these sites were not material to liquidity during the year and are not expected to be material for 2002.

MeadWestvaco is involved in other various legal proceedings and environmental actions, generally arising in the normal course of business. Although the ultimate outcome of such matters cannot be predicted with certainty, management does not believe that the currently expected outcome of any proceeding, lawsuit or claim that is pending or threatened, or all of them combined, will have a material adverse effect on its consolidated financial position, liquidity or results of operations.

Acquisitions

During the third quarter of fiscal year 2001, Westvaco completed, in a series of transactions, its previously disclosed acquisition of a 90% interest in Alfred Wall AG (Wall) and related assets. Wall is a leading European supplier of a wide range of consumer packaging based in Graz, Austria. The company used existing cash of $45 million and approximately 1.5 million shares of the company's common stock, with an assured value of $35 per share, to fund the purchase price of $98.7 million, net of debt assumed of $50.6 million. The acquisition was accounted for using the purchase method of accounting. The assets acquired and liabilities assumed were recorded using preliminary estimated fair values as determined by the company based on information currently available and on current assumptions as to future operations. The purchase price allocation for this acquisition is preliminary and further refinements are likely to be made upon completion of final valuation studies. Related goodwill of approximately $47 million, which represents the excess of purchase price over fair value of net tangible and intangible assets acquired, has been amortized under existing accounting standards on a straight-line basis over 40 years. See the section Recently Issued Accounting Standards below for further information regarding goodwill and other intangible assets.

Also in fiscal year 2001, Westvaco completed the acquisitions of Lakewood Industries, Inc. (known as Poly-Matrix) and TM Limited through its AGI Media Packaging subsidiary. Poly-Matrix has manufacturing operations in Pittsfield, MA, and is North America's largest producer of specialty plastic components for DVD, CD and other entertainment packaging. TM Limited is one of Europe's leading suppliers of specialty packaging design, prepress and print services to the movie industry. The company used existing cash to fund the combined purchase prices of $41.1 million, net of debt assumed of $14.6 million. Goodwill associated with the Poly-Matrix purchase will not be amortized per issued Statement of Financial Accounting Standards No. 142.

During 2001, the company refined the preliminary allocation of the purchase price of Mebane Packaging Group, acquired in fiscal year 2000. The result was an increase in identifiable intangible assets of $15.9 million and fixed assets of $20.5 million and credits to goodwill of $22.3 million and to deferred taxes of $14.1 million.

During the fourth quarter of 2001, the company refined the preliminary allocation of the purchase price of AGI. The result was an increase in identifiable intangible assets of $75.1 million and fixed assets of $24.2 million and a credit to goodwill of $61.3 million and to deferred taxes of $38.0 million.

Special Items Including Restructuring and Business Improvement Actions

MeadWestvaco expects restructuring and other merger-related costs charged to earnings in 2002 to approximate $100 million, all of which relates to the former Westvaco operations, of which about $40 million is expected to be taken in the first quarter. Of the total estimated $100 million in charges, about 70% or $70 million are expected to be noncash charges.

During fiscal year 2001, the company recorded total pretax restructuring charges of $56.9 million, including $5.2 million of inventory writedowns included within Cost of products sold.

The following table and discussion presents additional detail to the charges.

  In millions                    Asset       Employee      Other                           Sub-       Inventory
  -----------               writedowns          costs      costs      Adjustments         total      writedowns        Total
                            ----------      ---------      -----      -----------         -----      ----------        -----
  Packaging                      $21.4           $3.2       $0.8           $[0.5]         $24.9           $1.6         $26.5
  Paper                           15.5            5.7        4.6            [0.2]          25.6            3.6          29.2
  Chemicals                        1.2              -          -                -           1.2             -            1.2
                                 -----           ----       ----           ------         -----           ----         -----
                                 $38.1           $8.9       $5.4           $[0.7]         $51.7           $5.2         $56.9
                                 =====           ====       ====          ======          =====           ====         =====
  Balance of related
  accruals remaining at
  December 31, 2001                              $3.8       $1.8                           $5.6                         $5.6
                                                 ====       ====                           ====                         ====

During the fourth quarter of fiscal year 2001, Westvaco recorded a pretax restructuring charge of $53.7 million which consisted of $37.1 million of fixed asset writedowns, $6.7 million of employee termination costs and $5.0 million of other exit costs, primarily lease termination costs. Included in the restructuring charge are related inventory writedowns of $4.9 million, which have been included within Cost of products sold. Restructuring actions taken in the fourth quarter are expected to result in annual pretax savings of about $50 million, which are expected to be attained by the end of fiscal 2002.

Packaging segment: The realignment of the consumer packaging operations included the closing of the packaging plants in Richmond, VA, and Memphis, TN, and further streamlining of its remaining Richmond packaging operations by relocating equipment to other company facilities. The packaging charge also included the writedown of assets at the company's Covington, VA, mill as part of a plan to focus the mill's production at targeted markets. Charges associated with these shutdowns included $21.4 million to write down the assets, using an assets-to-be-held-and-used model. Severance costs of $3.2 million relating to the termination of approximately 320 employees and other exit costs of $0.8 million were recorded. In addition, the company recognized related inventory writedowns of $1.6 million, which have been included within Cost of products sold. At December 31, 2001, all of the plants' employees had been terminated.

Paper segment: The paper mill in Tyrone, PA, was shut down in October 2001 due to the competitive pressures caused by the economic slowdown, the strong U.S. dollar and the related increase in imported paper. Charges associated with the shutdown included $14.5 million to write down the assets, using an assets-to-be-disposed-of model, $3.5 million of severance costs covering approximately 260 employees and other exit costs of $4.2 million which primarily relate to lease termination costs. In addition, the company recognized related inventory writedowns of $3.3 million, which have been included within Cost of products sold. At December 31, 2001, all of the mill's employees had been terminated. During the third quarter of fiscal year 2001, the company recorded a restructuring charge of $1.6 million, due primarily to a salaried workforce reduction of 20 employees at the company's Envelope Division headquarters in Springfield, MA. During the second quarter of fiscal year 2001, the company recorded a restructuring charge of $2.3 million which consisted of $1.0 million of fixed asset writedowns, $0.6 million of employee termination costs and $0.4 million of other exit costs. Included in the restructuring charge are related inventory writedowns of $0.3 million, which have been included within Cost of products sold. These actions were due to the curtailment of production on two of the three product lines at the company's Envelope Division flexible packaging operation.

Chemicals segment: The charge of $1.2 million related to the writedown of assets at the company's Covington, VA, carbon plant related to a program of concentrating production on high-growth markets.

Also included in the Restructuring charges line is a credit of $0.7 million for the reversal of reserves no longer required associated with the restructuring charge taken in the fiscal year 1999.

During the third quarter of fiscal year 2000, due to the anticipated decline in future sales of folding cartons to U.S. tobacco markets, the company reviewed certain long-lived assets in its consumer packaging business for impairment. As a result of the review, production facilities were written down to their fair value using an assets-held-for-use model and a pretax impairment charge of $24.3 million, including $3.3 million of associated goodwill, was recorded in the third quarter of fiscal year 2000. The impairment was recorded because undiscounted cash flows were less than the carrying value of the assets prior to the impairment charge. During the fourth quarter of fiscal year 2000, the company recorded an additional pretax charge of $2.9 million relating to the earlier charge and related employee termination costs. During the second quarter of fiscal 2000, the liquid packaging plant was sold, resulting in a pretax gain of $11.2 million, which was included in the Restructuring charges line in the Consolidated Statements of Income. As noted below, the liquid packaging plant had been written down in fiscal year 1999 in connection with the restructuring charge recorded in the fiscal 1999 fourth quarter. The gain resulted from a change in facts and circumstances in fiscal year 2000 from that existing during the fourth quarter of fiscal year 1999.

During the fourth quarter of fiscal year 1999, following completion of its strategic review process, the company adopted a plan to improve the company's performance, principally to enhance the strength and focus of its packaging-related businesses. Additionally, the company reviewed certain long-lived assets in its business for impairment. As a result of these initiatives, a pretax charge of $80.5 million was recorded in the fourth quarter of fiscal year 1999. Included in this charge were certain assets of the company's liquid packaging plant that were written down to reflect the plant's planned shutdown. This charge was primarily due to the writedown of impaired long-lived assets, involuntary employee termination and other exit costs. Production facilities were written down to their fair value using an asset-held-for-use model. An impairment of $67.4 million was recorded as undiscounted cash flows were less than the carrying value of the assets prior to the impairment. Further, the company wrote off a paper machine and certain equipment with a total carrying value of $8.6 million and abandoned the assets. During the fourth quarter of fiscal year 1999, in addition to the asset impairments described above, the company also recognized inventory writedowns of $1.7 million, which have been included within the Cost of products sold, employee termination costs of $1.5 million and other exit costs of $1.2 million. At October 31, 2001, reserves for the fiscal years 1999 and 2000 activities were fully utilized.

Critical Accounting Policies
----------------------------
The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of some assets and liabilities and, in some instances, the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

The company recognizes revenues at the point the risk of ownership passes. Export sales revenue is recognized at the point title passes, generally at the destination port.

Environmental expenditures that increase useful lives are capitalized, while other environmental expenditures are expensed. Liabilities are recorded when remedial efforts are probable and the costs can be reasonably estimated. The estimated closure costs for existing landfills based on current environmental requirements and technologies are accrued over the expected useful lives of the landfills.

The company provides retirement benefits for substantially all domestic employees under several noncontributory trusteed plans and also provides benefits to employees whose retirement benefits exceed maximum amounts permitted by current tax law under an unfunded benefit plan. Benefits are based on a final average pay formula for the salaried plans and a unit benefit formula for the hourly paid plans. Prior service costs are amortized on a straight-line basis over the average remaining service period for active employees. Contributions are made to the funded plans in accordance with ERISA requirements. The net pension credit reflects cumulative favorable investment returns on plan assets. The funded status of the plans and amounts recognized in the Consolidated Balance Sheets at December 31 and October 31 are based on valuation dates of September 30 and July 31 prepared by independent third-party actuaries.

The company periodically evaluates whether current events or circumstances indicate that the carrying value of its long-lived assets to be held and used may not be recoverable. An estimate of undiscounted future cash flows produced by the asset, or the appropriate grouping of assets, is compared to the carrying value to determine whether an impairment exists. If an asset is determined to be impaired, the loss is measured based on quoted market prices in active markets, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques, including a discounted value of estimated future cash flows. The company reports an asset to be disposed of at the lower of its carrying value or its estimated net realizable value.

For a more complete listing of the company's significant accounting policies, see the Notes to the Consolidated Financial Statements.

Recently Issued Accounting Standards
------------------------------------

In August 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which establishes one accounting model to be used for long-lived assets to be disposed of by sale and broadens the presentation of discontinued operations to include more disposal transactions. SFAS 144 supercedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets to Be Disposed Of, and the accounting and reporting provisions of Accounting Principles Board (APB) Opinion No. 30. SFAS 144 is effective for fiscal years beginning after December 15, 2001. The company does not anticipate any immediate financial statement impact with the adoption of this statement.

     In June 2001, the FASB issued SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS 141 supersedes APB Opinion No. 16, Business Combinations. The provisions of SFAS 141 (1) require that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, (2) provide specific criteria for the initial recognition and measurement of intangible assets apart from goodwill and (3) require that unamortized negative goodwill be written off immediately as an extraordinary gain instead of being deferred and amortized. The Poly-Matrix acquisition has been accounted for under SFAS 141. SFAS 141 also requires that upon adoption of SFAS 142 the company reclassify the carrying amounts of certain intangible assets into or out of goodwill, based on certain criteria. SFAS 142 supersedes APB Opinion No. 17, Intangible Assets, and is effective for fiscal years beginning after December 15, 2001. SFAS 142 primarily addresses the accounting for goodwill and intangible assets subsequent to their initial recognition. The provisions of SFAS 142 (1) prohibit the amortization of goodwill and indefinite-lived intangible assets, (2) require that goodwill and indefinite-lived intangibles assets be tested annually for impairment (and in interim periods if certain events occur indicating that the carrying value of goodwill and/or indefinite-lived intangible assets may be impaired), (3) require that reporting units be identified for the purpose of assessing potential future impairments of goodwill, and (4) remove the 40 year limitation on the amortization period of intangible assets that have finite lives.

     The company will adopt the provisions of SFAS 142 in its first quarter of 2002. The company is in the process of preparing for its adoption of SFAS 142 and is making the determinations as to what its reporting units are and what amounts of goodwill, intangible assets, other assets and liabilities should be allocated to those reporting units. The company expects that it will no longer record approximately $14 million of amortization relating to its existing goodwill and indefinite-lived intangibles, as adjusted for the reclassifications just mentioned.

     SFAS 142 requires that goodwill and indefinite lived intangible assets be tested annually for impairment using a two-step process. The first step is to identify a potential impairment and, in transition, this step must be measured as of the beginning of the fiscal year. However, a company has six months from the date of adoption to complete the first step. The company expects to complete that first step of the goodwill and indefinite lived intangible assets impairment test during the first quarter of 2002. The second step of the goodwill and indefinite lived intangible assets impairment test measures the amount of the impairment loss (measured as of the beginning of the year of adoption), if any, and must be completed by the end of the company's fiscal year. Any impairment loss resulting from the transitional impairment tests will be reflected as the cumulative effect of a change in accounting principle as of the beginning of 2002. Based upon the goodwill assessment work to date, the company estimates that a noncash goodwill impairment charge in the range of $250-$350 million will be recorded in 2002 as the effect of adopting the new accounting standard. Any resulting goodwill impairment will be the same before and after taxes as the related goodwill is not deductible for tax purposes.

Forward-looking statements

Certain statements in this document and elsewhere by management of the company that are neither reported financial results nor other historical information are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such information includes, without limitation, the business outlook, assessment of market conditions, anticipated financial and operating results, strategies, future plans, contingencies and contemplated transactions of the company. Such forward-looking statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties and other factors which may cause or contribute to actual results of company operations, or the performance or achievements of each company, or industry results, to differ materially from those expressed or implied by the forward-looking statements. In addition to any such risks, uncertainties and other factors discussed elsewhere herein, risks, uncertainties and other factors that could cause or contribute to actual results differing materially from those expressed or implied for the forward-looking statements include, but are not limited to, events or circumstances which affect the ability of Mead and Westvaco to integrate successfully and achieve the anticipated benefits of the transaction; competitive pricing for each company's products; changes in raw materials; energy and other costs; fluctuations in demand and changes in production capacities; changes to economic growth in the United States and international economies; government policies and regulations, including, but not limited to those affecting the environment and the tobacco industry; and currency movements. MeadWestvaco undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise. Investors are advised, however, to consult any further disclosures made on related subjects in the company's reports filed with the SEC.

Investor services plan

At December 31, 2001, approximately 15,300 shareholders, including members of the company's savings and investment plans for salaried and hourly employees, representing 16,828,152 shares of Westvaco common stock, were participants in the company's Investor Services Plan.

Number of shareholders

At December 31, 2001, the number of individuals and institutions owning Westvaco common shares was about 18,920. This number includes 12,629 members of the company's salaried and hourly savings and investment plans. The plans, established in 1968 and 1995, respectively, hold 15,780,757 shares of Westvaco common stock for the accounts of participants. This represents 15% of the 102,554,826 shares of common stock outstanding at December 31, 2001.

Payroll and benefit costs

The total cost of payroll and benefits was $147 million for the transition period ended December 31, 2001, compared with $857 million and $742 million for the fiscal years ended 2001 and 2000, respectively. This includes $11.3 million in Social Security taxes in the transition period ended December 31, 2001, and $65.6 million and $52.5 million for the fiscal years ended 2001 and 2000, respectively. Payroll and benefit costs were 24% of sales in the transition period ended December 31, 2001 and 22% and 20% for the fiscal years ended 2001 and 2000, respectively.

FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF INCOME

In millions, except per share                                 Transition period
                                                             ended December 31,             Fiscal year ended October 31,
                                                             ------------------       ----------------------------------------
                                                                          2001        2001               2000             1999
Sales                                                                   $602.7        $3,935.5        $3,856.5        $2,953.2
Other income [expense], net                                               [2.3]           48.1            57.0            29.4
                                                                         -----         -------         -------         -------
                                                                         600.4         3,983.6         3,913.5         2,982.6
                                                                         -----         -------         -------         -------
Cost of products sold [excludes depreciation
  shown separately below]                                                482.2         2,893.9         2,706.0         2,120.9
Selling, research and administrative expenses                             63.2           364.4           281.7           230.9
Depreciation and amortization                                             60.7           347.4           313.9           280.5
Restructuring charges                                                        -            51.7            16.1            78.8
Interest expense                                                          32.9           207.7           192.2           123.5
                                                                         -----         -------         -------         -------
                                                                         639.0         3,865.1         3,509.9         2,834.6
                                                                         -----         -------         -------         -------

Income [loss] before taxes and extraordinary charge                      [38.6]          118.5           403.6           148.0

Income taxes                                                             [16.9]           30.3           148.9            36.8
                                                                         -----         -------         -------         -------

Income [loss] before extraordinary charge                                [21.7]           88.2           254.7           111.2
Extraordinary charge - extinguishment of
  debt, net of taxes of $5.5                                                 -               -            [8.8]              -
                                                                         -----         -------         -------         -------

Net income [loss]                                                      $ [21.7]        $  88.2         $ 245.9         $ 111.2
                                                                         =====         =======         =======         =======

Net income [loss] per share - basic and diluted
  Income [loss] before extraordinary charge                             $ [.21]        $   .87         $  2.53         $  1.11
  Extraordinary charge                                                       -               -            [.09]              -
                                                                         -----         -------         -------         -------
Net income [loss]                                                       $ [.21]        $   .87         $  2.44         $  1.11
                                                                         =====         =======         =======         =======

Shares used to compute net income [loss] per share
  Basic                                                                  102.5           101.5           100.6           100.2
  Diluted                                                                102.6           101.6           100.9           100.5


      The accompanying notes are an integral part of these financial statements.

      MEADWESTVACO CORPORATION AND CONSOLIDATED SUBSIDIARY COMPANIES

FINANCIAL STATEMENTS

Consolidated balance sheets
In millions

                                                                                 At December 31,              At October 31,
                                                                                 --------------        ---------------------
                                                                                           2001          2001          2000
ASSETS
Cash and marketable securities                                                         $  102.4      $   81.2     $   225.3
Receivables                                                                               395.6         414.7         421.7
Inventories                                                                               434.6         426.4         333.3
Prepaid expenses and other current assets                                                 101.0          93.4          83.4
                                                                                        -------       -------       -------
  Current assets                                                                        1,033.6       1,015.7       1,063.7
Plant and timberlands:
  Machinery                                                                             5,908.0       5,875.1       5,673.4
  Buildings                                                                               848.3         843.0         794.1
  Other property, including plant land                                                    265.0         261.2         248.8
                                                                                        -------       -------       -------
                                                                                        7,021.3       6,979.3       6,716.3
  Less:  accumulated depreciation                                                       3,223.9       3,170.6       2,916.4
                                                                                        -------       -------       -------
                                                                                        3,797.4       3,808.7       3,799.9
  Timberlands-net                                                                         264.2         263.7         268.7
  Construction in progress                                                                174.3         154.9         128.0
                                                                                        -------       -------       -------
                                                                                        4,235.9       4,227.3       4,196.6
Prepaid pension asset                                                                     800.1         779.4         641.7
Goodwill                                                                                  560.9         565.2         606.2
Other assets                                                                              197.8         199.4          61.7
                                                                                        -------       -------       -------
                                                                                       $6,828.3      $6,787.0      $6,569.9
                                                                                       ========      ========      ========

LIABILITIES AND SHAREHOLDERS' EQUITY
Accounts payable and accrued expenses                                                   $ 543.9       $ 511.6     $   523.2
Notes payable and current maturities of
  long-term obligations                                                                   166.6         172.9          30.1
Income taxes                                                                               15.3          16.5          13.6
                                                                                        -------       -------       -------
  Current liabilities                                                                     725.8         701.0         566.9
Long-term debt                                                                          2,697.2       2,660.5       2,686.7
Other long-term obligations                                                                83.0          76.8          76.0
Deferred income taxes                                                                   1,007.1       1,007.8         907.7
Shareholders' equity:
  Common stock, $5 par, at stated value
     Shares authorized: 300,000,000
     Shares issued: 103,170,667 [2001 and 2000-103,170,667]                               815.7         815.4         767.5
  Retained income                                                                       1,687.5       1,731.8       1,761.8
  Accumulated other comprehensive income [loss]                                          [171.7]       [186.8]       [135.7]
  Common stock in treasury, at cost
     Shares held: 615,841 [2001-751,979; 2000-2,508,258]                                  [16.3]        [19.5]        [61.0]
                                                                                        -------       -------       -------
                                                                                        2,315.2       2,340.9       2,332.6
                                                                                       --------      --------      --------
                                                                                       $6,828.3      $6,787.0      $6,569.9
                                                                                       ========      ========      ========

The accompanying notes are an integral part of these financial statements.

MEADWESTVACO CORPORATION AND CONSOLIDATED SUBSIDIARY COMPANIES

FINANCIAL STATEMENTS

Consolidated Statements of Shareholders' Equity
In millions

                                        Outstanding       Common        Common      Retained         Accumulated              Total
                                             shares        stock      stock in        income               other      shareholders'
                                                                      treasury                     comprehensive             equity
                                                                                                   income [loss]
Balance at October 31, 1998                   100.3       $764.6        $[74.9]     $1,588.9           $  [32.2]          $2,246.4
  Comprehensive income
    Net income                                    -            -             -         111.2                  -              111.2
    Foreign currency translation                  -            -             -             -              [97.8]             [97.8]
       Comprehensive income                                                                                                   13.4
  Cash dividends                                  -            -             -         [88.2]                 -              [88.2]
  Repurchases of common stock                  [0.5]           -         [11.9]            -                  -              [11.9]
  Issuances of common stock                     0.5          1.2          14.8          [4.4]                 -               11.6
                                              -----       ------        ------      --------          ---------           --------

Balance at October 31, 1999                   100.3        765.8         [72.0]      1,607.5             [130.0]           2,171.3
  Comprehensive income
    Net income                                    -            -             -         245.9                  -              245.9
    Foreign currency translation                  -            -             -             -               [5.7]              [5.7]
        Comprehensive income                                                                                                 240.2
  Cash dividends                                  -            -             -         [88.5]                 -              [88.5]
  Repurchases of common stock                  [0.1]           -          [4.5]            -                  -               [4.5]
  Issuances of common stock                     0.5          1.7          15.5          [3.1]                 -               14.1
                                              -----       ------        ------      --------          ---------           --------

Balance at October 31, 2000                   100.7        767.5         [61.0]      1,761.8             [135.7]           2,332.6
  Comprehensive income
    Net income                                    -            -             -          88.2                  -               88.2
    Foreign currency translation                  -            -             -             -              [47.9]             [47.9]
    Minimum pension liability
       net of taxes of $1.9                       -            -             -             -               [3.2]              [3.2]
        Comprehensive income                                                                                                  37.1
  Cash dividends                                  -            -             -         [89.3]                 -              [89.3]
  Repurchases of common stock                  [0.1]           -          [2.1]            -                  -               [2.1]
  Issuances of common stock                     1.8         47.9          43.6         [28.9]                 -               62.6
                                              -----       ------        ------      --------          ---------           --------

Balance at October 31, 2001                   102.4        815.4         [19.5]      1,731.8             [186.8]           2,340.9

  Comprehensive [loss]
    Net loss                                      -            -                       [21.7]                 -              [21.7]
    Foreign currency translation                  -            -                           -               14.8               14.8
    Minimum pension liability
       net of taxes of $0.1                       -            -             -             -                0.3                0.3
        Comprehensive [loss]                                                                                                  [6.6]
  Cash dividends                                  -            -             -         [22.6]                 -              [22.6]
  Repurchases of common stock                     -            -          [0.3]            -                  -               [0.3]
  Issuances of common stock                     0.2          0.3           3.5                                -                3.8
                                              -----       ------        ------      --------          ---------           --------
Balance at December 31, 2001                  102.6       $815.7        $[16.3]     $1,687.5            $[171.7]          $2,315.2
                                              =====        =====         =====       =======             ======            =======

The accompanying notes are an integral part of these financial statements.

MEADWESTVACO CORPORATION AND CONSOLIDATED SUBSIDIARY COMPANIES

FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CASH FLOWS
In millions

                                                                 Transition period
                                                                ended December 31,            Fiscal year ended October 31,
                                                                ------------------            -----------------------------
                                                                            2001          2001             2000           1999
CASH FLOWS FROM OPERATING ACTIVITIES
-------------------------------------------------------------------------------------------------------------------------------
  Net income [loss]                                                      $ [21.7]       $ 88.2          $ 245.9        $ 111.2
  Adjustments to reconcile net income
     to net cash provided by operating activities:
     Provision for depreciation and amortization                            60.7         347.4            313.9          280.5
     Provision for deferred income taxes                                    [4.8]         43.6             94.9           32.3
     Restructuring charges                                                     -          51.7             16.1           78.8
     Pension credit and other employee benefits                            [15.0]       [131.2]           [92.9]         [78.7]
     Loss [gain] on sales of plant and timberlands                           3.5         [37.7]           [26.8]         [17.9]
     Foreign currency transaction loss [gain]                               [0.4]          1.2              0.9            3.6
     Loss on extinguishment of debt, net of taxes                              -             -              8.8              -
  Net changes in assets and liabilities                                     13.1        [108.4]            25.3           [2.6]
  Other, net                                                                [1.3]         [2.2]            [3.0]           5.5
                                                                          ------        ------          -------        -------
     Net cash provided by operating activities                              34.1         252.6            583.1          412.7

CASH FLOWS FROM INVESTING ACTIVITIES
-------------------------------------------------------------------------------------------------------------------------------
  Additions to plant and timberlands                                       [54.1]       [290.4]          [214.0]       [228.9]
  Payments for acquisitions, net of cash acquired                              -         [81.2]        [1,342.8]        [22.7]
  Proceeds from sales of assets                                              0.6          48.2             81.6          22.8
  Other, net                                                                [0.2]         [0.2]             0.2          [1.1]
                                                                          ------        ------          -------       -------
     Net cash used in investing activities                                 [53.7]       [323.6]        [1,475.0]       [229.9]

CASH FLOWS FROM FINANCING ACTIVITIES
-------------------------------------------------------------------------------------------------------------------------------
  Proceeds from issuance of common stock                                     3.3           6.3              9.3           9.1
  Proceeds from issuance of debt                                            79.9       1,125.3          2,611.5         881.5
  Dividends paid                                                               -         [89.3]           [88.5]        [88.2]
  Treasury stock purchases                                                     -          [1.6]            [2.4]        [10.8]
  Repayment of notes payable and long-term debt                            [42.4]     [1,103.6]        [1,523.7]       [952.2]
                                                                          ------        ------          -------       -------
     Net cash provided by [used in] financing activities                    40.8         [62.9]         1,006.2        [160.6]

Effect of exchange rate changes on cash                                        -         [10.2]             2.2         [18.5]
                                                                          ------        ------          -------       -------

  Increase [decrease] in cash and marketable securities                     21.2        [144.1]           116.5           3.7

Cash and marketable securities:
  At beginning of period                                                    81.2         225.3            108.8         105.1
                                                                          ------        ------          -------       -------
  At end of period                                                        $102.4        $ 81.2          $ 225.3       $ 108.8
                                                                          ======        ======          =======       =======

The accompanying notes are an integral part of these financial statements.

MEADWESTVACO CORPORATION AND CONSOLIDATED SUBSIDIARY COMPANIES

NOTES TO FINANCIAL STATEMENTS


Summary of significant accounting policies

Basis of consolidation and preparation of financial statements: The Consolidated Financial Statements include the accounts of MeadWestvaco Corporation (see Note
A) and all subsidiaries more than 50% owned. Investments in 20% to 50% owned companies are generally accounted for using the equity method. Accordingly, the company's share of the earnings of these companies is included in consolidated net income. In accordance with generally accepted accounting principles, the preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of some assets and liabilities and, in some instances, the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Reclassification: Certain prior years' amounts have been reclassified to conform with the current presentation.

Translation of foreign currencies: Generally, the local currency is the functional currency for the company's operations outside the United States. The assets and liabilities of the company's foreign subsidiaries are translated into U.S. dollars using period-end exchange rates and adjustments resulting from these financial statement translations are included in Accumulated other comprehensive income [loss] in the Consolidated Balance Sheets. Revenues and expenses are translated at average rates prevailing during the period.

Marketable securities: For financial statement purposes, highly liquid securities purchased three months or less from maturity are considered to be cash equivalents.

Inventories: Inventories are valued at the lower of cost or market. Cost is determined using the last-in, first-out (LIFO) method for substantially all raw materials, finished goods and production materials of U.S. manufacturing operations. Cost of all other inventories, including stores and supplies inventories and inventories of non-U.S. manufacturing operations, is determined by the first-in, first-out (FIFO) or average cost method.

Plant and timberlands: Owned assets are recorded at cost. Also included in the cost of these assets is interest on funds borrowed during the construction period. When assets are sold, retired or disposed of, their cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in Other income [expense]. Costs of renewals and betterments of properties are capitalized; costs of maintenance and repairs are charged to income. Costs of reforestation of timberlands are capitalized.

Depreciation, amortization and impairment of long-lived assets: The cost of plant and equipment is depreciated, generally by the straight-line method, over the estimated useful lives of the respective assets, which range from 20 to 40 years for buildings and 5 to 30 years for machinery and equipment. The cost of standing timber is amortized as timber is cut, at rates determined annually based on the relationship of unamortized timber costs to the estimated volume of recoverable timber. The company periodically evaluates whether current events or circumstances indicate that the carrying value of its long-lived assets, including intangible assets to be held and used may not be recoverable. An estimate of undiscounted future cash flows produced by the asset, or the appropriate grouping of assets, is compared to the carrying value to determine whether an impairment exists. If an asset is determined to be impaired, the loss is measured based on quoted market prices in active markets, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques, including a discounted value of estimated future cash flows. The company reports an asset to be disposed of at the lower of its carrying value or its estimated net realizable value.

Environmental: Environmental expenditures that increase useful lives are capitalized, while other environmental expenditures are expensed. Liabilities are recorded when remedial efforts are probable and the costs can be reasonably estimated. The estimated closure costs for existing landfills based on current environmental requirements and technologies are accrued over the expected useful lives of the landfills.

Goodwill and other intangible assets: Goodwill represents the excess of the cost over the fair value of net assets of purchased businesses and is being amortized through December 31, 2001 on a straight-line basis over periods not exceeding 40 years for goodwill arising prior to June 30, 2001. The company continually evaluates the

NOTES TO FINANCIAL STATEMENTS

carrying value of goodwill and other intangible assets as described above. Amortization expense charged to operations for the two-month transition period ended December 31, 2001 was $4.1 million. Amortization expense charged to operations for the year ended October 31, 2001 was $17.4 million (2000-$7.2 million, 1999-$30,000). See Note B for additional information.

Financial instruments: The company has, where appropriate, estimated the fair value of financial instruments. These fair value amounts may be significantly affected by the assumptions used, including the discount rate and estimates of cash flow. Accordingly, the estimates presented are not necessarily indicative of the amounts that could be realized in a current market exchange. Where these estimates approximate carrying value, no separate disclosure of fair value is shown.

Derivatives: The company utilizes well-defined financial contracts in the normal course of its operations as means to manage its interest rate and commodity price risks. For those limited number of contracts that are considered derivative instruments, the company has formally designated each as a hedge of specific and well-defined risks. See Note N for further information.

Revenue recognition: The company recognizes revenues at the point the risk of ownership passes. Export sales revenue is recognized at the point title passes, generally at the destination port.

Income taxes: Deferred income taxes are recorded for temporary differences between financial statement carrying amounts and the tax basis of assets and liabilities. Deferred tax assets and liabilities reflect the enacted tax rates in effect for the years the differences are expected to reverse.


Income per share: Basic net income per share for all the periods presented has been calculated using the weighted average shares outstanding. In computing diluted net income per share, incremental shares issuable upon the assumed exercise of stock options have been added to the weighted average shares outstanding. For the two month transition period ended December 31, 2001, stock options of 5.8 million shares were not included because their effect was antidilutive. For the fiscal year ended October 31, 2001, stock options of 5.3 million shares were not included because their effect was antidilutive (2000-3.9 million options, 1999-1.9 million options).

NOTES TO FINANCIAL STATEMENTS

A. MeadWestvaco merger

On August 29, 2001, Westvaco and Mead announced that they agreed to a merger of equals creating a global company with leading positions in packaging, coated and specialty papers, consumer and office products, and specialty chemicals. The transaction has been approved by the Boards of Directors of both companies and was approved by the shareholders at special meetings held by both companies on January 28, 2002. The new company, MeadWestvaco Corporation, has approximately $8 billion in annual revenues, strong platforms in the company's four core businesses and a strong balance sheet with substantial financial capacity. Under the terms of the transaction, Mead shareholders received one share of MeadWestvaco stock for each share of Mead stock held, and Westvaco shareholders received 0.97 shares of MeadWestvaco stock for each share of Westvaco stock held. Mead shareholders also received a cash payment of $1.20 per share. The merger was structured as a stock-for-stock exchange and will be accounted for in 2002 as a purchase transaction under the recent guidelines for business combinations. Westvaco and Mead determined that the relative outstanding share ownership and the designation of certain senior management positions requires Westvaco to be the acquiring entity for accounting purposes with the historical financial statements of Westvaco becoming the consolidated financial statements of MeadWestvaco. The total acquisition cost of Mead is estimated at approximately $3.2 billion.

MeadWestvaco Corporation Selected Unaudited Pro Forma Combined Financial Data

The following table summarizes, under the purchase method of accounting, selected unaudited pro forma combined statement of operations data for the fiscal years ended October 31, 2001 and 2000 as if the business combination between Westvaco and Mead had been completed at the beginning of the periods presented. This selected unaudited pro forma combined financial data is included only for the purposes of illustration, and it does not necessarily indicate what the operating results would have been if the business combination between Westvaco and Mead had been completed on such date. Moreover, this information does not necessarily indicate what the future operating results of the combined company will be. The unaudited pro forma combined condensed statements of operations data reflect the full years ended October 31, 2001 and 2000 for Westvaco and the full years ended December 31, 2001 and 2000 for Mead. The unaudited pro forma combined condensed balance sheet data reflects the December 31, 2001 balance sheet of Westvaco and records, on a preliminary basis, the acquisition of Mead assuming the transaction had been completed at December 31, 2001. The Mead balance sheet at December 31, 2001 was used for purposes of estimating the preliminary purchase asset allocation. The allocation reflected in the unaudited pro forma information is preliminary and subject to adjustment as final valuations of tangible and intangible assets acquired and liabilities assumed are completed.


Pro forma in millions, except per share [unaudited]                     2001         2000
                                                                    --------     --------
Net sales                                                           $8,112.0     $8,224.6
Net income                                                              37.8        376.1
Net income per common share from continuing
  operations -- assuming dilution                                      $0.19        $1.88
Balance sheet data:
Total assets                                                       $13,599.8
Working capital                                                        437.8
Long-term debt                                                       4,004.5
Shareholders' equity                                                 5,387.4

Management expects the accounting for the acquisition to result in the recording of approximately $350 million of goodwill. Pro forma adjustments include recording Mead's tangible and intangible assets and liabilities at their fair market value, including related deferred income taxes. Identifiable intangible assets include product

NOTES TO FINANCIAL STATEMENTS

trademarks, tradenames and customer relationships. The adjustments also include additional borrowings associated with the $1.20 per share payment to existing Mead stockholders and transaction and merger-related costs.

MeadWestvaco expects restructuring and other merger-related costs charged to earnings in 2002 to approximate $100 million, all of which relates to the former Westvaco operations, of which about $40 million is expected to be taken in the first quarter. Of the total estimated $100 million in charges about 70% or $70 million are expected to be noncash charges.

The company's historical Consolidated Financial Statements presented herein do not reflect any accounting for the merger.

B. Acquisitions

During the third quarter of fiscal year 2001, Westvaco completed, in a series of transactions, its acquisition of a 90% interest in Alfred Wall AG (Wall) and related assets. Wall is one of Europe's leading suppliers of packaging for a wide range of consumer products. Westvaco used existing cash of $45 million and approximately 1.5 million shares of Westvaco's common stock, with an assured value of $35 per share, to fund the purchase price of $98.7 million, net of debt assumed of $50.6 million.

Also in fiscal year 2001, Westvaco completed the acquisitions of Poly-Matrix and TM Limited by its AGI Media Packaging subsidiary. Poly-Matrix has manufacturing operations in Pittsfield, MA, and is North America's largest producer of specialty plastic components for DVD, CD and other entertainment packaging. TM Limited is one of Europe's leading suppliers of specialty packaging design, prepress and print services to the movie industry. The company used existing cash to fund the combined purchase price of $41.1 million, net of debt assumed of $14.6 million.

The fiscal year 2001 acquisitions were accounted for using the purchase method of accounting. The tangible and intangible assets acquired and liabilities assumed were recorded at estimated fair values as determined by the company based on information currently available and on current assumptions as to future operations. The purchase price allocation for these acquisitions is preliminary and further refinements are likely to be made upon completion of final valuation studies. Accordingly, the assets and liabilities of the acquired businesses are included in the Consolidated Balance Sheet at December 31, 2001 and October 31, 2001. Preliminary goodwill recognized as a result of the Wall and TM Limited acquisitions was approximately $61.4 million and is being amortized on a straight-line basis over 40 years until Statement of Financial Accounting Standards (SFAS) No. 142 is adopted. Related goodwill for the Poly-Matrix acquisition of approximately $4.8 million has not been amortized, in accordance with SFAS 142, but will be reviewed annually for impairment. The results of operations of the acquired businesses are included in the accompanying financial statements from their respective dates of acquisition. On a pro forma basis, if the businesses acquired during fiscal year 2001 had been acquired at the beginning of fiscal year 2000, Sales and Net income would not differ materially from the amounts reported in the accompanying Consolidated Statements of Income.

In July 2000, Rigesa, Ltda., Westvaco's Brazilian subsidiary, acquired all of the assets of Agaprint Embalagens, a leading supplier of consumer packaging in Brazil. In August 2000, AGI Europe, a Westvaco subsidiary, acquired the privately held DuBOIS Holdings Limited, global licenser and European manufacturer of the DVD-Safe (TM) (or Amaray(R)) package, the world's top-selling DVD package. In October 2000, AGI Europe also acquired Sony Music Printing (Holland) BV. The plant is located adjacent to Sony's CD/DVD distribution center in Haarlem, The Netherlands, and produces printed booklets, folders and inlay cards for Sony as well as multimedia products sold to Sony and other companies throughout Europe. The combined purchase price for these acquisitions was $71.6 million. Goodwill recognized as a result of these acquisitions was approximately $48.9 million and is being amortized on a straight-line basis over 40 years until SFAS 142 is adopted.

Also in July 2000, Westvaco completed its acquisition of AGI (formerly IMPAC Group, Inc.), a leading global supplier of packaging for entertainment products, cosmetics and health and beauty aids with 13 plants in Europe

NOTES TO FINANCIAL STATEMENTS

and eight plants in the United States. The company used existing cash reserves, commercial paper and $400 million of notes issued in June 2000 to fund the purchase price of $253.4 million, net of debt assumed of $274.7 million, resulting in the recognition of goodwill of $368 million. During the fourth quarter of 2001, the company refined the preliminary allocation of the purchase price of AGI. The result was an increase in identifiable intangible assets of $75.1 million and fixed assets of $24.2 million and a credit to goodwill of $61.3 million and to deferred taxes of $38.0 million. Plant, property and equipment is being depreciated over not more than 40 years. Goodwill is being amortized on a straight-line basis over 40 years until SFAS 142 is adopted. Acquired other identifiable intangible assets consist primarily of customer lists, workforce, patents and trade names and are amortized over their useful lives, ranging from 2-40 years using the straight-line method.

In January 2000, Westvaco completed the purchase of Mebane Packaging Group (Mebane), a leading supplier of packaging for pharmaceutical products and personal care items, based in Mebane, NC, for approximately $209.8 million, net of $15.7 million of debt assumed. During fiscal year 2001, the company refined the preliminary allocation of the purchase price of Mebane. The result was an increase in identifiable intangible assets of $15.9 million and fixed assets of $20.5 million and credits to goodwill of $22.3 million and to deferred taxes of $14.1 million. Plant, property and equipment is being depreciated over not more than 15 years. Goodwill is being amortized on a straight-line basis over 40 years until SFAS 142 is adopted. Acquired other identifiable intangible assets consists primarily of customer lists, workforce and trade names and are amortized over their useful lives, ranging from 10-20 years using the straight-line method.

In December 1999, Westvaco completed its acquisition of Temple-Inland's bleached paperboard mill in Evadale, TX (Evadale). The total purchase price, net of $82 million of debt assumed, was $566 million. The company used existing cash reserves, commercial paper and $400 million of debentures issued in November 1999 to fund the purchase. The purchase price was allocated to the net assets of the mill, primarily plant, property and equipment based on independent appraisals of fair values.

Westvaco accounted for all of these transactions using the purchase method of accounting. The purchase price for these acquisitions, including transaction costs, has been allocated to tangible and intangible assets acquired and liabilities assumed based on fair market values at the date of acquisition. The following unaudited pro forma consolidated results of operations are presented as if the Evadale mill, Mebane and AGI acquisitions had been made at the beginning of the periods presented.

The following unaudited pro forma data for the fiscal year 2000 reflects 308 days, 299 days and 113 days of Westvaco's operation of the Evadale mill, Mebane and AGI, respectively. The balance of the fiscal year 2000 and all of the fiscal year 1999 reflect the results of these operations under the management of the prior owners. The unaudited pro forma amounts of the other fiscal year 2000 acquisitions are not included, as their effect is not material to the company's results of operations.


Pro forma in millions, except per share [unaudited]                  2000         1999
                                                                     ----         ----
Net sales                                                        $4,185.0     $3,821.1
Income before extraordinary items                                   236.5         77.5
Per share of common stock:
   Basic                                                            $2.35         $.77
   Diluted                                                           2.34          .77

Net income                                                       $  227.7     $   77.5

Per share of common stock:
  Basic and diluted                                                 $2.26         $.77

The pro forma consolidated results of operations include adjustments to give effect to depreciation, amortization of goodwill on a straight-line basis over 40 years and interest expense on acquisition debt, together with related income tax effects. The pro forma information is not necessarily indicative of the results of operations that

NOTES TO FINANCIAL STATEMENTS

would have occurred had the purchases been made at the beginning of the periods presented, nor is it necessarily indicative of the future results of the combined operations.

C. Provisions for restructuring

Fiscal year 2001
----------------

During the fiscal year ended October 31, 2001, Westvaco recorded total pretax restructuring charges of $56.9 million, including $5.2 million of inventory writedowns included within Cost of products sold.

The following table and discussion presents additional detail to the charges.


In millions
-----------                               Asset       Employee      Other                       Sub-      Inventory
                                     Writedowns          Costs      Costs      Adjustments     Total     Writedowns    Total
                                     ----------      ---------      -----      -----------     -----     ----------    -----
Packaging                                 $21.4           $3.2       $0.8           $[0.5]     $24.9          $1.6     $26.5
Paper                                      15.5            5.7        4.6            [0.2]      25.6           3.6      29.2
Chemicals                                   1.2             -          -                -        1.2            -        1.2
                                          -----          -----      -----            -----     -----         -----     -----
                                          $38.1           $8.9       $5.4           $[0.7]     $51.7          $5.2     $56.9
                                          =====           ====       ====           =====      =====          ====     =====
Balance of related accruals
remaining at December 31,
2001                                                      $3.8       $1.8                       $5.6                    $5.6
                                                          ====       ====                       ====                    ====

During the fourth quarter of fiscal 2001, the company recorded a pretax restructuring charge of $53.7 million which consisted of $37.1 million of fixed asset writedowns and $6.7 million of employee termination costs and $5.0 million of other exit costs, primarily lease termination costs. Included in the restructuring charge is related inventory writedowns of $4.9 million, which have been included within Cost of products sold.

Packaging: The realignment of the consumer packaging operations included the closing of the packaging plants in Richmond, VA, and Memphis, TN, by mid-November 2001 and further streamlining of its remaining Richmond packaging operations by relocating equipment to other company facilities. The packaging charge also included the writedown of assets at the company's Covington, VA, mill as part of a plan to focus the mill's production at targeted markets. Charges associated with the shutdowns included $21.4 million to write down the assets using an asset-to-be-held-and-used-model. Severance costs of $3.2 million relate to the termination of approximately 320 employees and other exit costs amounted to $0.8 million. In addition, the company recognized related inventory writedowns of $1.6 million, which have been included within Cost of products sold. At December 31, 2001, all of the plants' employees had been terminated.

Paper: The paper mill in Tyrone, PA, was shutdown in October 2001 due to the competitive pressures caused by the economic slowdown, the strong U.S. dollar and the related sharp increase in imported paper. Charges associated with the shutdown included $14.5 million to write down the assets using an assets-to-be-disposed-of model, $3.5 million of severance costs covering approximately 260 employees and other exit costs of $4.2 million which primarily related to lease termination costs. In addition, the company recognized related inventory writedowns of $3.3 million, which have been included within Cost of products sold. At December 31, 2001, all of the mill's employees had been terminated. During the third quarter of fiscal year 2001, the company recorded a restructuring charge of $1.6 million, due primarily to a salaried workforce reduction of 20 employees at the company's Envelope Division headquarters in Springfield, MA. During the second quarter of fiscal year 2001, the company recorded a restructuring charge of $2.3 million, which consisted of $1.0 million of fixed asset writedowns, $0.6 million of employee termination costs and $0.4 million of other exit costs. Included in the restructuring charge are related inventory writedowns of $0.3 million, which have been included within Cost of products sold. These actions were due to the curtailment of production on two of the three product lines at the company's Envelope Division flexible packaging operation.

Chemicals: The restructuring charge incorporates the writedown of assets at the company's Covington, VA, carbon plant related to a program to concentrate production on high-growth markets.

Also included in the restructuring charges line is a credit of $0.7 million for the reversal of reserves no longer required associated with the restructuring charge taken in fiscal year 1999.

Fiscal year 2000
----------------

During the third quarter of fiscal year 2000, due to the anticipated decline in future sales of folding cartons to U.S. tobacco markets, Westvaco reviewed certain long-lived assets in its consumer packaging business for impairment. As a result of the review, production facilities were written down to their fair value using an assets-held-for-use model and a pretax impairment charge of $24.3 million, including $3.3 million of associated goodwill, was recorded in the third quarter of fiscal year 2000 in restructuring charges. The impairment was recorded because undiscounted cash flows were less than the carrying value of the assets prior to the impairment charge. During the fourth quarter of 2000, the company recorded an additional pretax charge of $2.9 million relating to the earlier charge and related employee termination costs. Such reserves for these activities were fully utilized at October 31, 2001. During the second quarter of fiscal year 2000, the liquid packaging plant was sold, resulting in a pretax gain of $11.2 million, which is included in the restructuring charges. As noted below, the liquid packaging plant was written down in fiscal year 1999 in connection with the restructuring charge recorded in the fiscal year 1999 fourth quarter. The gain resulted from a change in facts and circumstances in 2000 from that existing during the fourth quarter of fiscal year 1999.

Fiscal year 1999
----------------

During the fourth quarter of fiscal year 1999, following completion of its strategic review process, Westvaco adopted a plan to improve the company's performance, principally to enhance the strength and focus of its packaging-related businesses. Additionally, Westvaco reviewed certain long-lived assets in its business for impairment. As a result of these initiatives, a pretax charge of $80.5 million was recorded in the fourth quarter of fiscal year 1999. Included in this charge are certain assets of the company's liquid packaging plant that were written down to reflect the plant's planned shutdown. This charge was primarily due to the writedown of impaired long-lived assets, involuntary employee termination and other exit costs. Production facilities were written down to their fair value using an assets-held-for-use model. An impairment of $67.4 million was recorded as undiscounted cash flows were less than the carrying value of the assets prior to the impairment. Further, the company wrote off a paper machine and certain equipment with a total carrying value of $8.6 million and abandoned the assets. During the fourth quarter of fiscal year 1999, in addition to the asset impairments described above, the company also recognized inventory writedowns of $1.7 million, which have been included within the Cost of products sold, employee termination costs of $1.5 million and other exit costs of $1.2 million. Such reserves for these activities were fully utilized at October 31, 2001.


D. Recently issued accounting standards

In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS 141, Business Combinations, and SFAS 142, Goodwill and Other Intangible Assets. SFAS 141 supersedes Accounting Principles Board Opinion (APB) No. 16, Business Combination. The provisions of SFAS 141 (1) require that the purchase method of accounting be used for all business combinations initiated after June 30, 2001,
(2) provide specific criteria for the initial recognition and measurement of intangible assets apart from goodwill, and (3) require that unamortized negative goodwill be written off immediately as an extraordinary gain instead of being deferred and amortized. The Poly-Matrix acquisition has been accounted for under SFAS No. 141. SFAS 141 also requires that upon adoption of SFAS 142, Westvaco reclassify the carrying amounts of certain intangible assets into or out of goodwill, based on certain criteria. SFAS 142 supersedes APB 17, Intangible Assets, and is effective for fiscal years beginning after December 15, 2001. SFAS 142 primarily addresses the accounting for goodwill and intangible assets subsequent to their initial recognition. The provisions of SFAS 142 (1) prohibit the amortization of goodwill and indefinite-lived intangible assets, (2) require that goodwill and indefinite-lived intangibles assets be tested annually for impairment (and in interim periods if certain events occur indicating that the carrying value of goodwill and/or indefinite-lived intangible assets may be impaired), (3) require that reporting units be identified for the purpose of assessing potential future impairments of goodwill and (4) remove the forty-year limitation on the amortization period of intangible assets that have finite lives.

NOTES TO FINANCIAL STATEMENTS

The company will adopt the provisions of SFAS 142 during the first quarter of fiscal year 2002. The company is in the process of preparing for its adoption of SFAS 142 and is making the determinations as to what its reporting units are and what amounts of goodwill, intangible assets, other assets and liabilities should be allocated to those reporting units. The company expects that it will no longer record approximately $14.0 million of amortization relating to its existing goodwill and indefinite-lived intangibles.

SFAS 142 requires that goodwill be tested annually for impairment using a two-step process. The first step is to identify a potential impairment and, in transition, this step must be measured as of the beginning of the fiscal year. However, a company has six months from the date of adoption to complete the first step. The company expects to complete that first step of the goodwill impairment test during the first quarter of 2002. The second step of the goodwill impairment test measures the amount of the impairment loss (measured as of the beginning of the year of adoption), if any, and must be completed by the end of the company's fiscal year. Intangible assets deemed to have an indefinite life will be tested for impairment using a one-step process which compares the fair value to the carrying amount of the asset as of the beginning of the fiscal year, and pursuant to the requirements of SFAS 142 will be completed during the first quarter of 2002. Any impairment loss resulting from the transitional impairment tests will be reflected as the cumulative effect of a change in accounting principle in the first quarter 2002. Based upon the goodwill assessment work to date, the company estimates that a noncash goodwill impairment charge in the range of $250-350 million will be recorded in 2002 as the effect of adopting the new accounting standard. Any resulting impairment charge will be the same before and after taxes as the related goodwill cannot be deducted for tax purposes.

In August 2001, the FASB issued SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which establishes one accounting model to be used for long-lived assets to be disposed of by sale and broadens the presentation of discontinued operations to include more disposal transactions. SFAS 144 supersedes SFAS 121, Accounting for the Impairment of Long-Lived Assets to Be Disposed Of and the accounting and reporting provisions of APB Opinion 30. SFAS 144 is effective for fiscal years beginning after December 15, 2001. The company does not anticipate any immediate financial statement impact with the adoption of this statement.

E. Other income [expense]

Components of other income [expense] are as follows:

                                                             Transition
                                                           period ended
                                                           December 31,                          Fiscal year ended October 31,
                                                          -------------                 --------------------------------------
In millions                                                        2001              2001               2000              1999
-----------                                               -------------             -----              -----             -----
Gains [losses] on sales of plant, equipment
  and timberlands                                                $[3.5]             $37.7              $26.8            $17.9
Interest income                                                    0.9               11.5               28.4             15.1
Foreign currency transaction gains [losses]                        0.4               [1.2]              [0.9]            [3.6]
Other, net                                                        [0.1]               0.1                2.7                -
                                                                  -----              ----              -----             ----
                                                                 $[2.3]             $48.1              $57.0            $29.4
                                                                  =====              ====               ====             ====

F. Research and development

Expenditures of $7.3 million for the transition period ended December 31, 2001, and $47.5 million, $49.5 million and $47.3 million in the fiscal years ended October 31, 2001, 2000 and 1999, respectively, were expensed as incurred.

NOTES TO FINANCIAL STATEMENTS


G. Income taxes

Income [loss] before provision [benefit] for income taxes consisted of:

                                              Transition
                                            period ended
                                            December 31,                            Fiscal year ended October 31,
                                            ------------                 ----------------------------------------
In millions                                         2001              2001               2000                1999
-----------                                      -------            ------             ------              ------
U.S.                                             $[52.0]            $ 51.6             $354.4              $113.4
Non U.S.                                           13.4               66.9               49.2                34.6
                                                  -----              -----              -----               -----
                                                 $[38.6]            $118.5             $403.6              $148.0
                                                  =====              =====              =====               =====

The provision [benefit] for income taxes is composed of:

                                              Transition
                                            period ended
                                            December 31,                            Fiscal year ended October 31,
                                            ------------                 ----------------------------------------
In millions                                         2001              2001               2000                1999
-----------                                      -------            ------             ------              ------
Current:
  Federal                                        $[11.4]           $ [20.9]             $38.1               $ 4.4
  State                                            [2.3]              [4.3]               7.6                [4.6]
  Foreign                                           1.6               11.9                8.3                 4.7
                                                  ------            ------              -----                ----
                                                  [12.1]             [13.3]              54.0                 4.5
                                                  ------            ------              -----                ----
Deferred:
  Federal                                          [4.3]              34.4               85.8                43.3
  State                                            [0.3]               4.7                7.9               [15.4]
  Foreign                                          [0.2]               4.5                1.2                 4.4
                                                  ------            ------              -----                ----
                                                   [4.8]              43.6               94.9                32.3
                                                  ------            ------              -----                ----
                                                 $[16.9]           $  30.3             $148.9               $36.8
                                                  ======            ======              =====                ====

The net deferred income tax liability includes the following components:

                                                          Transition
                                                        period ended
                                                        December 31,                 Fiscal year ended October 31,
                                                        ------------                 -----------------------------
In millions                                                     2001                    2001                  2000
-----------                                               ----------                  ------               -------
Current deferred tax assets:
 Employee benefits                                          $   21.4                $   21.4             $    19.3
 Other                                                          43.2                    41.6                  38.1
                                                             -------                 -------               -------
                                                                64.6                    63.0                  57.4
                                                             -------                 -------               -------
Noncurrent deferred tax assets:
 Alternative minimum tax carryforward                          139.4                   127.7                 112.0
                                                             -------                 -------               -------

Noncurrent deferred tax liabilities:
 Depreciation                                                  715.3                   715.1                 686.5
 Pension and other employee benefits                           256.0                   248.0                 199.4
 State and local taxes                                         100.0                   100.1                  98.1
 Identifiable intangibles                                       39.4                    35.0                     -
 Other                                                          35.8                    37.3                  35.7
                                                             -------                 -------               -------
                                                             1,146.5                 1,135.5               1,019.7
                                                             -------                 -------               -------

Total net deferred tax liability                            $  942.5                $  944.8              $  850.3
                                                             =======                 =======               =======

The differences (expressed as a percentage of pretax income) between the U.S. statutory federal income tax rate and the effective income tax rate as reflected in the accompanying Consolidated Statements of Income are:

                                                         Transition
                                                       period ended
                                                       December 31,               Fiscal year ended October 31,
                                                       ------------            --------------------------------
                                                               2001          2001          2000            1999
                                                            -------          ----          ----            ----
Statutory federal income tax rate                              35.0%        35.0%          35.0%          35.0%
State and local taxes                                          4.3            0.2           2.5           [8.8]
Foreign income at other than U.S. rates *                      8.6          [9.7]          [1.7]          [1.3]
Goodwill                                                      [2.2]           4.5           0.9              -
Research credit                                                0.3          [3.4]          [0.2]             -
Resolution of domestic prior years tax issues                 [0.8]         [2.8]          [0.1]          [0.9]
Other, net                                                    [1.4]           1.8           0.5            0.9
                                                              ----          -----          ----           ----
Effective tax rate                                            43.8%         25.6%          36.9%          24.9%
                                                              ====          =====          ====           ====

* includes amounts resulting from resolution of prior years tax issues

At December 31, 2001, for tax purposes, Westvaco had available $139 million of alternative minimum tax credit carryforwards, which do not expire under current laws. At December 31, 2001, Westvaco had available $1.7 million of foreign tax credit carryforwards, which, if unused, will expire in fiscal year 2004.

Provision has not been made for income taxes which would become payable upon remittance of $216 million of the December 31, 2001 undistributed earnings of certain foreign subsidiaries representing that portion of such earnings which the company considers to have been indefinitely reinvested in the subsidiaries, principally in Brazil. Computation of the potential deferred tax liability associated with these undistributed earnings is not practicable. Current deferred taxes at December 31, 2001 of $64.6 million and $63.0 million and $57.4 million at October 31, 2001 and 2000, respectively, are included in Prepaid expenses and other current assets.

H. Current assets

Marketable securities of $22.6 million at December 31, 2001 and $18.1 million and $22.0 million at October 31, 2001 and 2000, respectively, are valued at cost, which approximates market value. Trade receivables have been reduced by allowances for discounts and doubtful accounts of $16.5 million at December 31, 2001 and $16.1 million and $17.6 million at October 31, 2001 and 2000, respectively. Receivables also include $53.1 million from sources other than trade at December 31, 2001 and $46.5 million and $15.9 million at October 31, 2001 and 2000, respectively, relating to income taxes, by-product sales and other items. Inventories after adjustment to LIFO value at December 31, 2001 and October 31, 2001 and 2000 are composed of:


                                                           Transition
                                                         period ended
                                                         December 31,               Fiscal year ended October 31,
                                                         ------------               -----------------------------
In millions                                                      2001                   2001                 2000
-----------                                             -------------             ----------              -------
Raw materials                                                 $ 82.0                 $ 82.1                $ 73.1
Production materials, stores and supplies                       79.9                   79.6                  78.8
Finished and in process goods                                  272.7                  264.7                 181.4
                                                               -----                  -----                 -----
                                                              $434.6                 $426.4                $333.3
                                                               =====                  =====                 =====

If inventories had been valued at current cost, they would have been $569.8 million at December 31, 2001 and $565.5 million and $469.5 million at October 31, 2001 and 2000, respectively. Inventories valued on the LIFO basis were $282.9 million at December 31, 2001 and $273.1 million and $202.4 million at October 31, 2001 and 2000, respectively.

I. Interest capitalization

Interest cost incurred was $34.2 million for the transition period ended December 31, 2001 and $215 million, $197.7 million and $132.4 million for the fiscal years ended October 31, 2001, 2000 and 1999, respectively. Interest capitalized during the transition period ended December 31, 2001 was $1.3 million and $7.3 million, $5.5 million and $8.9 million for the fiscal years ended October 31, 2001, 2000 and 1999, respectively.

J. Accounts payable and accrued expenses

                                                                   Transition
                                                                 period ended
                                                                 December 31,              Fiscal year ended October 31,
                                                               --------------              -----------------------------
 In millions                                                             2001                 2001                  2000
 -----------                                                    -------------               ------                 -----
 Accounts payable:
   Trade                                                             $164.2                 $139.4               $156.4
   Other                                                               45.9                   35.2                 34.9
 Accrued expenses:
   Taxes, other than income                                            25.3                   34.5                 33.6
   Interest                                                            54.1                   57.3                 52.8
   Payroll and employee benefit costs                                 127.3                  130.0                125.4
   Accrued rebates                                                     34.1                   30.7                 29.8
   Other                                                               93.0                   84.5                 90.3
                                                                      -----                  -----                -----
                                                                     $543.9                 $511.6               $523.2
                                                                      =====                  =====                =====

NOTES TO FINANCIAL STATEMENTS

K. Cash flows                                                 Transition
                                                            period ended
Changes in assets and liabilities are as follows:           December 31,                      Fiscal year ended October 31,
                                                           -------------          -----------------------------------------
In millions                                                         2001             2001            2000              1999
-----------                                                -------------          -------          ------           -------
[Increase] decrease in:
     Receivables                                                 $  22.5         $   22.8         $[15.6]          $ [41.1]
     Inventories                                                   [6.4]           [66.6]           [0.8]             24.5
     Prepaid expenses and other current assets                     [4.8]            [5.8]            1.9              [1.1]
     Other non-current assets                                      [1.7]           [15.7]              -                 -

 Increase [decrease] in:
      Accounts payable and accrued expenses                         5.5            [46.7]           39.0              24.8
      Income taxes payable                                         [2.0]             3.6             0.8              [9.7]
                                                                   -----          -------           ----            -------
                                                                 $ 13.1          $[108.4]         $ 25.3           $  [2.6]
                                                                   =====          =======           ====            =======

Reconciliation of capital expenditures on a cash basis:

                                                                Transition
                                                              period ended                  Fiscal year ended October 31,
                                                              December 31,               --------------------------------
In millions                                                           2001             2001          2000           1999
-----------                                                          -----           ------         -----          -----
New investment in plant and timberlands                             $ 56.2          $296.4         $212.3         $232.3
Less:  debt assumed                                                      -            [9.0]          [0.3]          [0.2]
          net change in related current liabilities                   [2.1]            3.0            2.0           [3.2]
                                                                     -----           -----          -----          -----

Cash additions to plant and timberlands                             $ 54.1          $290.4         $214.0         $228.9
                                                                     =====           =====          =====          =====

Cash payments for interest for the transition period ended December 31, 2001, excluding amounts capitalized, were $40.3 million and $209.2 million, $167.1 million and $112.1 million for the fiscal years ended 2001, 2000 and 1999, respectively. Cash payments for the transition period ended December 31, 2001 for income taxes were $0.7 million and $2.7 million, $40.2 million and $12.1 million for the fiscal years ended 2001, 2000 and 1999, respectively. Dividends declared during the transition period ended December 31, 2001 were $.22 per share. Dividends declared and paid were $.88 per share for the fiscal years ended 2001, 2000 and 1999.

L. Leasing activities and other commitments

The company leases a variety of assets for use in its operations. Leases for administrative offices, converting plants and storage facilities generally contain options which allow the company to extend lease terms for periods up to 25 years, or to purchase the properties. Certain leases provide for escalation of the lease payments as maintenance costs and taxes increase. Minimum rental payments under operating leases that have noncancellable lease terms in excess of 12 months are as follows:

NOTES TO FINANCIAL STATEMENTS

In millions                                               Operating leases
-----------                                               ----------------
2002                                                                 $42.2
2003                                                                  33.6
2004                                                                  26.4
2005                                                                  19.7
2006                                                                  14.7
Later years                                                           58.8
                                                                     -----
Minimum lease payments                                              $195.4
                                                                     =====

Rental expense under operating leases was $9.2 million for the transition period ended December 31, 2001 and $54.8 million, $48.4 million and $38.4 million for the fiscal years ended October 31, 2001, 2000 and 1999, respectively. At December 31, 2001, commitments required to complete currently authorized capital projects are approximately $191 million.

M. Long-term debt

Long-term debt consists of the following at:



                                                                                                      At October 31,
                                                                                                      --------------
In millions                                           At December 31, 2001                     2001             2000
------------                                          --------------------                     ----             ----
Notes:
  6.85%, due 2004                                                  $200.0                $   200.0         $   200.0
  7.10%, due 2009                                                   203.0                    208.9             200.0
  8.40%, due 2007                                                   200.0                    200.0             200.0
  Floating rate, due 2003                                           200.0                    200.0             200.0
Debentures:
  7.95%, due 2031                                                   300.0                    300.0                 -
  8.20%, due 2030                                                   400.0                    400.0             400.0
  9.65%, due 2002                                                    100.0                    100.0            100.0
  9 3/4%, due 2020                                                  100.0                    100.0             100.0
Sinking Fund Debentures:
  7%, due 2004-2023                                                  150.0                    150.0            150.0
  7 1/2%, due 2008-2027                                              150.0                    150.0            150.0
  7.65%, due 2008-2027                                               150.0                    150.0            150.0
  7.75%, due 2004-2023                                               150.0                    150.0            150.0
  8 1/8%, due 2001-2007                                                 -                        -              14.8
  8.30%, due 2003-2022                                              125.0                    125.0             125.0
Pollution Control Revenue Bonds:
  5.85-6.65%, due 2004-2018                                          26.6                     26.6              26.6
  5 7/8-5.9%, due 2002-2003                                           4.9                      4.9               6.7
  5 7/8-6.2%, due 2002-2007                                           7.8                     10.9              11.5
  5.9-6.2%, due 2004-2008                                             5.9                      5.9               5.9
  6 3/8%, due 2026                                                    5.7                      5.7               5.7
  8 1/4%, due 2001-2010                                                 -                        -               4.0
  9 1/8-9.6%, due 2006-2015                                          10.1                     10.1              10.1
  10 1/2%, due 2004                                                   1.5                      1.5               1.5
Industrial Revenue Bonds:
   7-7.67%, due 2002-2027                                            80.0                     94.1              94.5
   Floating rate, due 2009                                           17.2                        -                 -
   Floating rate, due 2002-2014                                      43.9                     44.4              46.1
Economic Development Bonds:
   8 3/4%, due 2002-2010                                              4.1                      4.1               4.2
Notes payable and other                                             228.1                    191.3             360.2
                                                                  -------                  -------           -------
                                                                  2,863.8                  2,833.4           2,716.8

  Less installments due within one year                            [166.6]                  [172.9]           [30.1]
                                                                  -------                  -------           -------

Long-term debt                                                   $2,697.2                 $2,660.5          $2,686.7
                                                                  =======                  =======           =======


Outstanding debt maturing in the next five years are (in millions): 2002-$166.6; 2003-$309.7; 2004-$249.3; 2005-$45.7; 2006-$39.3.

In December 2001, MeadWestvaco negotiated a $500 million bank credit agreement that expires in

NOTES TO FINANCIAL STATEMENTS

December 2002 and a $500 million bank credit agreement that expires in December 2006. These new agreements became effective upon merger. Their terms and covenants are similar to those contained in the company's prior agreements.

Prior to the merger, Westvaco maintained a $500 million revolving credit agreement. Borrowings under the agreement could have been in unsecured domestic or Eurodollar notes and at rates approximating prime or the London Interbank Offered Rate (LIBOR), at the company's option. There was a nominal commitment fee on the unused funds. These facilities were used to support commercial paper borrowings. The revolving credit agreement contained financial covenants relating to limiting the ratio of total debt to total capitalization to 0.55 to
1. There were no borrowings under this facility during 2001, 2000 or 1999. Included in Notes payable and other in the prior table are short-term borrowings amounting to $75 million, which have been classified as long-term obligations. These borrowings have repayment terms that can be extended under the loan agreement and are intended to be outstanding more than one year.

At December 31, 2001, Westvaco had $75 million of commercial paper outstanding compared to $30 million and $270 million at October 31, 2001 and 2000, respectively. The maximum amounts of combined commercial paper outstanding during the two months ended December 31, 2001 was $75 million compared to $380 million and $440 million for the years ended October 31, 2001 and 2000 respectively. The average amount of commercial paper outstanding during the two months ended December 31, 2001 was $14.7 million with an average interest rate of 2.9%. The average amount of commercial paper outstanding during the years ended October 31, 2001 and 2000, were $14.7 million and $21.5 million. For fiscal years 2001 and 2000, the average interest rates for these borrowings were 6.05% and 6.42%.

In February 2001, Westvaco issued $300 million of 7.95% thirty-year notes in part to repay existing debt and for working capital purposes. During the second quarter of fiscal year 2000, the company recorded an extraordinary charge of $8.8 million after tax, or $.09 per share, from the early retirement of $270 million of higher interest rate debt.

At December 31, 2001, the book value of financial instruments included in long-term debt was $2.9 billion, and the fair value was estimated to be $3 billion. At October 31, 2001, the book value of financial instruments included in long-term debt was $2.8 billion (2000-$2.7 billion), and the fair value was estimated to be $3 billion (2000-$2.7 billion). The difference between book value and market value is derived from the difference between the period-end market interest rate and the stated rate for the company's long-term debt. The company has estimated the fair value of financial instruments based upon quoted market prices for the same or similar issues or on the current interest rates available to the company for debt of similar terms and maturities.


N.  Financial instruments

Prior to the fiscal year 2001 third quarter, Westvaco had no derivative instruments. In the third quarter of 2001, the company initiated the use of an interest rate swap agreement to hedge the interest rate characteristics (risks) of a portion of its outstanding fixed-rate debt. The company's goal is to create a prudent balance between fixed and floating rates. The hedge qualifies as a fair value hedge under the SFAS 133 criteria. The company, at inception, formally designates and documents the instruments as hedges of specific underlying exposures, and documents the risk management objective and strategy for each hedge transaction. Changes in the fair value of a derivative that is highly effective, and that is designated and qualifies as a fair value hedge, along with the changes in the fair-value hedged asset or liability that are attributable to the hedged risk, are recorded in the current-period earnings. Because of the high degree of effectiveness between the hedging instrument and the underlying exposure being

NOTES TO FINANCIAL STATEMENTS

hedged, fluctuations in the value of the derivative instruments are generally offset by changes in the value or cash flows of the underlying exposures being hedged.

Under an interest rate swap contract, Westvaco agrees to pay an amount equal to a specified variable-rate of interest times a notional principal amount, and to receive in return an amount equal to a specified fixed rate of interest times the same notional principal amount. The notional amounts of the contract are not exchanged. No other cash payments are made unless the contract is terminated prior to maturity, in which case the amount paid or received in settlement is established by agreement at the time of termination, and usually represents the net present value, at current rates of interest, of the remaining obligations to exchange payments under the terms of the contract. Interest rate swap contracts are entered into with major financial institutions in order to minimize counterparty credit risk.

At December 31, 2001, Westvaco had an interest rate swap contract to pay variable rates of interest based on six-month LIBOR plus 1.115%, (currently 3.089%) and receive fixed rates of interest of 7.1% on $100 million notional amount of indebtedness. This resulted in approximately 17% of Westvaco's debt being subject to variable interest rates. The company has designated this derivative instrument as a fair-value hedge. The $100 million notional amount of outstanding contracts will mature during 2009. As of December 31, 2001 and October 31, 2001, the company has recorded the fair value of the derivative instrument asset of $3.0 million and $8.9 million, respectively, in other assets in the Consolidated Balance Sheet. At October 31, 2000, Westvaco did not have any interest rate swap contracts. During the current transition period and the year ended October 31, 2001, the interest rate swap was an effective hedge and therefore required no charge to earnings under SFAS 133.

O. Shareholders' equity

The value included in common stock for all periods presented reflects common stock at par and additional paid-in capital.

Westvaco did not repurchase shares of company stock during the transition period ended December 31, 2001, and repurchased 60,000, 80,000 and 460,000 in the fiscal years ended October 31, 2001, 2000 and 1999, respectively, under a repurchase program authorized in 1997 by the Board of Directors. The program was initiated to satisfy issuances under the company's stock option plans. There were no purchases in 1999, 2000 or 2001 under the stock repurchase program authorized in 1987 by the Board of Directors.

At December 31, 2001, there were 44,170 shares of nonvoting $100 par value cumulative preferred stock authorized and 10 million shares of preferred stock without par value authorized and available for issue. Pursuant to a Rights Agreement approved by the company's Board of Directors in 1997, in the event a person or group were to acquire a 15% or greater position in Westvaco, each right would entitle its holder (other than the acquiror) to buy that number of shares of common stock of Westvaco which, at the time of the 15% acquisition, had a market value of two times the exercise price of the rights. If, after the rights have been triggered, an acquiring company were to merge or otherwise combine with Westvaco, or Westvaco were to sell 50% or more of its assets or earning power, each right would entitle its holder (other than the acquiror) to buy that number of shares of common stock of the acquiring company which, at the time of such transaction, would have a market value of two times the exercise price of the rights. The rights have no effect on earnings per share until they become exercisable. The rights expire in December 2007.

On August 28, 2001, the Rights Agreement was amended in connection with the merger with Mead to provide that none of the entities involved in the merger transaction would be deemed an acquirer for the purposes of the Rights Agreement, and to provide that the Rights would expire immediately

NOTES TO FINANCIAL STATEMENTS

prior to the merger.

P. Stock option plans

At December 31, 2001, Westvaco had five stock option plans. The 1983 and 1988 Stock Option and Stock Appreciation Rights Plans, 1995 Salaried Employee Stock Incentive Plan and the 1999 Salaried Employee Stock Incentive Plan provide for the granting of up to 4,725,000, 4,500,000, 4,837,500 and 5,000,000,
respectively, of stock options and stock appreciation rights to key employees. The 1995 Non-Employee Director Stock Incentive Plan provides for the granting of up to 112,500 stock options and stock appreciation rights to outside directors. For the employee plans, stock options may be granted with or without stock appreciation rights and are granted at market value. They are exercisable after a period of six months to one year and expire not later than ten years from the date of grant. Under each employee plan, stock options may be granted with or without limited stock appreciation rights, which are exercisable upon the occurrence of certain events related to changes in corporate control. The merger with Mead does not cause such rights to be exercisable. In 1999, nearly all outstanding limited stock appreciation rights, which had previously been granted to employees, were cancelled or surrendered. Except for grants to employees of the company that are employed in countries that do not allow local employees to hold stock options of companies domiciled in other countries, no new grants for stock appreciation rights were awarded during the transition period ended December 31, 2001 and for the fiscal years ended October 31, 2001 and 2000.

The company applies APB Opinion No. 25, Accounting for Stock Issued to Employees, as amended, in accounting for its plans. If compensation cost for the company's stock options had been determined based on the fair value method of SFAS 123, Accounting for Stock-Based Compensation, the company's net income and net income per share would have been reduced to the unaudited pro forma amounts as follows:


                                             Transition
                                           period ended
                                           December 31,     Fiscal year ended October 31,
                                           ------------     -----------------------------
   In millions, except per share                   2001       2001        2000       1999
   -----------------------------           ------------     ------      ------     ------
   Net income [loss]
     As reported                                $[21.7]      $88.2      $245.9     $111.2
     Pro forma - unaudited                       [28.0]       82.1       240.8      107.9

   Income [loss] per share - basic
     As reported                                 $[.21]       $.87       $2.44      $1.11
     Pro forma - unaudited                        [.27]        .81        2.39       1.08

   Income [loss] per share - diluted
     As reported                                 $[.21]       $.87       $2.44      $1.11

NOTES TO FINANCIAL STATEMENTS

     Pro forma - unaudited                  [.27]           .81        2.39       1.07






  In determining the fair value of options for pro forma purposes, Westvaco used the Black-Scholes option pricing model and assumed the following for options granted during the transition period ended December 31, 2001 and fiscal years ended October 31, 2001, 2000 and 1999, respectively: risk-free interest rate of 4.77%, 5.61%, 6.13% and 4.72%; dividend yield of 3.07%, 3.15%, 2.87% and
  3.05%; an expected option life of seven years for the transition period ended December 31, 2001 and six years for each fiscal year ended October 31, 2001, 2000 and 1999; and an expected volatility of 25%, 25%, 22% and 20% for each period. The weighted average fair values of the options granted during the transition period ended December 31, 2001 and fiscal years ended October 31, 2001, 2000 and 1999 were $7.30, $7.05, $7.65 and $5.34 per share, respectively.

  The following table summarizes activity in the plans for the transition period ended December 31, 2001 and fiscal years ended October 31, 2001, 2000 and 1999:

                                                                                     Weighted average
                                                                Options                exercise price
                                                                ---------            ----------------
   Outstanding at October 31, 1998                              5,138,841                      $26.49
        Granted                                                 1,001,655                       28.78
        Exercised                                                [466,169]                      22.31
        Cancelled                                                 [19,527]                      26.71
                                                                ---------
   Outstanding at October 31, 1999                              5,654,800                       27.24
        Granted                                                 1,079,455                       30.63
        Exercised                                                [514,611]                      24.48
        Cancelled                                                  [9,087]                      27.33
                                                                ---------
   Outstanding at October 31, 2000                              6,210,557                       28.08
        Granted                                                 1,406,280                       27.91
        Exercised                                                [293,279]                      23.40
        Cancelled                                                 [90,427]                      26.61
                                                                ---------
   Outstanding at October 31, 2001                              7,233,131                       28.25
        Granted                                                 1,406,755                       28.67
        Exercised                                                [145,798]                      24.09
        Cancelled                                                  [8,900]                      26.82
                                                                ---------
   Outstanding at December 31, 2001                             8,485,188                       28.39
                                                                =========

   The following table shows various information about stock options outstanding at December 31, 2001:

                                                                                                      Range of exercise prices
                                                                --------------------------------------------------------------
                                                                  $23.08 -          $25.06 -             Over

NOTES TO FINANCIAL STATEMENTS

                                                                  $24.25            $27.50           $27.50             Total
                                                                --------       -----------      -----------      ------------
    Number outstanding                                           432,996         2,268,842        5,783,350         8,485,188
    Weighted average price                                        $23.64            $26.41           $29.53            $28.39
    Weighted average remaining life (in years)                      1.49              4.14             8.13              6.73
    Number exercisable                                           432,996         2,268,842        4,376,595         7,078,433
    Weighted average price                                        $23.64            $26.41           $29.80            $28.34


There were 1,684,657 shares available for grant as of December 31, 2001, and 3,084,012, 4,401,265 and 5,476,570 as of October 31, 2001, 2000 and 1999,
respectively. At December 31, 2001, 476,297 outstanding options had related limited stock appreciation rights and 55,100 stock appreciation rights were outstanding. The company measures compensation expense related to the stock appreciation rights at the end of each period as the amount by which the quoted market value of the shares of the company's stock covered by a grant exceeds the option price specified under the plan and accrues such amount as a charge to expense over the periods the employee performs the related services. Changes in the quoted market value are reflected as an adjustment of accrued compensation and compensation expense in the periods in which the changes occur. For all periods presented, the expenses related to stock appreciation rights has not been material. There have been no exercises of stock appreciation rights for the transition period ended December 31, 2001 or for fiscal years ended October 31, 2001, 2000 and 1999, respectively.


Q. Employee retirement, postretirement and postemployment benefits

Pension and retirement plans

Westvaco provides retirement benefits for substantially all domestic employees under several noncontributory trusteed plans and also provides benefits to employees whose retirement benefits exceed maximum amounts permitted by current tax law under an unfunded benefit plan. Benefits are based on a final average pay formula for the salaried plans and a unit benefit formula for the hourly paid plans. Prior service costs are amortized on a straight-line basis over the average remaining service period for active employees. Contributions are made to the funded plans in accordance with ERISA requirements. Plan assets are comprised mainly of listed stocks, including $71 million of company stock, money market and fixed income investments.


Net pension credit relating to employee pension and retirement benefits was $22.9 million for the transition period ended December 31, 2001 and $134.9 million, $108.2 million and $82.3 million for fiscal years ended October 31, 2001, 2000 and 1999, respectively. The net pension credit reflects cumulative favorable investment returns on plan assets. The components of the net pension credit for the transition period ended December 31, 2001 and the fiscal years ended October 31, 2001, 2000 and 1999 are as follows:

NOTES TO FINANCIAL STATEMENTS


                                                                  Transition
                                                                period ended
                                                                December 31,              Fiscal year ended October 31,
                                                                ------------           ---------------------------------
   In millions                                                          2001           2001           2000          1999
   -----------                                                  ------------           ----           ----          ----
   Service cost-benefits earned during the period                     $  6.3        $  32.8        $  28.6        $ 28.9
   Interest cost on projected benefit obligation                        14.3           79.6           74.2          71.7
   Expected return on plan assets                                      [39.7]        [216.7]        [187.5]       [171.2]
   Net transition asset                                                 [0.4]          [6.4]          [6.9]         [6.9]
   Amortization of prior service cost                                    1.4            6.7            5.5           5.5
   Net gain                                                             [4.8]         [30.9]         [22.1]        [10.3]
                                                                      ------        -------        -------        ------
   Net pension credit                                                 $[22.9]       $[134.9]       $[108.2]       $[82.3]
                                                                      ======        =======        =======        ======
   Additional minimum liability                                       $  0.4        $  [5.1]       $     -        $    -
                                                                      ======        =======        =======        ======

   Postretirement benefits

   Westvaco provides life insurance for substantially all retirees and medical benefits to certain retirees in the form of cost subsidies until medicare eligibility is reached and to certain other retirees, medical benefits up to a maximum lifetime amount. None of these benefits are funded. The components of net periodic postretirement benefits cost for the transition period ended December 31, 2001 and the fiscal years ended October 31, 2001, 2000 and 1999 are as follows:


                                                                   Transition
                                                                 period ended
                                                                 December 31,               Fiscal year ended October 31,
                                                                -------------            ---------------------------------
                                                                         2001            2001           2000          1999
                                                                -------------            ----           ----          ----
   In millions
   -----------
   Service cost-benefits earned during the period                       $ 0.3           $ 1.2          $ 1.3         $ 1.2
   Interest cost                                                          0.2             1.3            1.3           1.2
   Net amortization                                                      [0.1]           [0.6]          [0.9]         [1.1]
                                                                        -----           -----          -----         -----
   Net periodic postretirement benefits cost                            $ 0.4           $ 1.9          $ 1.7         $ 1.3
                                                                        =====           =====          =====         =====

  The changes in the consolidated prepaid pension asset for defined benefit plans and the accrued postretirement benefit obligation are shown below. The net prepaid pension cost, from the following table, is included in other assets, except for an obligation of $33 million for an unfunded excess benefit plan which is recorded as a long-term liability. For plans with accumulated benefit obligations in excess of plan assets, the projected benefit obligation, accumulated benefit obligation and fair value of plan assets were $54 million, $33 million and $0, respectively, at December 31, 2001 and October 31, 2001 and 2000.

NOTES TO FINANCIAL STATEMENTS

  The following table sets forth the funded status of the plans and amounts recognized in the Consolidated Balance Sheets at December 31 and October 31, based on valuation dates of September 30 and July 31:

In millions
-----------
                                                   Pension and retirement benefits                Postretirement benefits
                                                   -------------------------------                -----------------------
                                                   Transition          Fiscal year ended       Transition        Fiscal year ended
                                                 period ended          -----------------     period ended        -----------------
                                                 December 31,                October 31,     December 31,              October 31,
                                                                             -----------                                ----------
                                                         2001          2001         2000             2001       2001          2000
                                                         ----          ----         ----             ----       ----          ----
Change in benefit obligation
  Benefit obligation at beginning of period          $1,361.6      $1,204.2     $1,123.4          $  21.0     $ 19.6        $ 19.9
  Service cost                                            6.3          32.8         28.6              0.3        1.2           1.3
  Interest cost                                          14.3          79.6         74.2              0.2        1.3           1.3
  Actuarial gain [loss]                                  23.0          70.4          0.7                -        1.2          [0.5]
  Plan amendments                                           -          29.0         20.7                -          -             -
  Foreign currency exchange rate changes                 [0.3]          0.1            -                -          -             -
  Employee contributions                                    -           0.1            -                -          -             -
  Acquisitions                                            2.2           2.2          9.7                -        0.6             -
  Termination benefits                                    3.7           1.8            -                -          -             -
  Benefits paid                                         [10.6]        [58.6]       [53.1]            [0.3]      [2.8]         [2.4]
                                                     --------      --------     --------          -------     ------        ------
  Benefit obligation at end of year                  $1,400.2      $1,361.6     $1,204.2          $  21.2     $ 21.1        $ 19.6
                                                     ========      ========     ========          =======     ======        ======
Change in plan assets
  Fair value of plan assets at beginning of
    period                                           $2,542.3      $2,753.7     $2,614.3          $    -      $    -        $    -
  Actual return on plan assets                         [241.6]       [157.6]       179.8               -           -             -
  Company contributions                                   0.7           2.1          1.9             0.3         2.8           2.4
  Acquisitions                                            1.4           2.5         10.8               -           -             -
  Foreign currency exchange rate changes                 [0.3]          0.1            -               -           -             -
  Employee contributions                                    -           0.1            -               -           -             -
  Benefits paid                                         [10.6]        [58.6]       [53.1]           [0.3]       [2.8]         [2.4]
                                                     --------      --------     --------          ------      ------        ------
  Fair value of plan assets at end of year           $2,291.9      $2,542.3     $2,753.7          $    -      $    -        $    -
                                                     ========      ========     ========          ======      ======        ======

Funded status of the plans                           $  891.7      $1,180.7     $1,549.6          $[21.2]     $[21.1]       $[19.6]
    Unrecognized net actuarial gain                    [224.7]       [511.1]      [986.7]           [4.9]       [5.0]         [6.8]
    Unrecognized prior service
      cost                                              106.3          84.5         62.1                -          -             -
    Unrecognized net transition obligation               [2.2]         [2.6]        [9.0]               -          -             -
                                                     --------      --------     --------          -------     ------        ------
    Net prepaid pension asset [liability]            $  771.1      $  751.5     $  616.0          $ [26.1]    $[26.1]       $[26.4]
                                                     ========      ========     ========          =======     ======        ======

    Prepaid benefit cost                             $  800.1      $  779.4     $  641.7          $    -      $    -        $    -
    Accrued benefit liability                           [33.7]        [33.0]       [25.7]          [26.1]      [26.1]        [26.4]
    Accumulated other comprehensive
       income                                             4.7           5.1            -                -          -             -
                                                     --------      --------     --------          -------     ------        ------
    Total recognized                                 $  771.1      $  751.5     $  616.0          $ [26.1]    $[26.1]       $[26.4]
                                                     ========      ========     ========          =======     ======        ======

NOTES TO FINANCIAL STATEMENTS

The assumptions used in the measurement of the company's benefit obligations are as follows:


                                                                 Transition
                                                               period ended                 Fiscal year ended October 31,
                                                               December 31,              --------------------------------
                                                                       2001              2001           2000         1999
                                                                       ----              ----           ----         ----
   Pension and retirement benefits
     Discount rate                                                    6.50%             6.50%          6.75%        6.75%
     Expected return on plan assets                                   8.75%             8.75%          8.75%        8.75%
     Rate of compensation increase                                    5.00%             5.00%          5.00%        5.00%

   Postretirement benefits
     Discount rate                                                    6.50%             6.50%          6.75%        6.75%
     Rate of compensation increase                                    5.00%             5.00%          5.00%        5.00%

  The annual rate of increase in health care costs was assumed at 10% for 2001 declining 0.5% per year until reaching 5% in 2011 and thereafter. The effect of a 1% increase in the assumed health care cost trend rate would increase the September 30, 2001 accumulated postretirement benefit obligation by $265,000 and the net postretirement benefits cost for 2001 by $11,000. The effect of a 1% decrease in the assumed health care cost trend rate would decrease the September 30, 2001 accumulated postretirement benefit obligation by $234,000 and the net postretirement benefits cost for 2001 by $10,000.

  The company also has defined contribution plans that cover substantially all U.S. employees. Expense for company matching contributions under these plans was approximately $3.7 million for the transition period ended December 31, 2001 and $20.8 million, $24.6 million and $18.0 million in fiscal years ended October 31, 2001, 2000 and 1999, respectively.

  Postemployment benefits

  Westvaco provides limited postemployment benefits to former or inactive employees, including short-term disability, workers' compensation and severance.

  R. Environmental and legal matters

  Westvaco is currently named as a potentially responsible party with respect to the cleanup of a number of hazardous waste sites under the Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA) and similar state laws. While joint and several liability is authorized under CERCLA, as a practical matter, remediation costs will be allocated among the waste generators and others involved. The company has accrued approximately $4 million for estimated potential cleanup costs based upon its close monitoring of ongoing activities and its past experience with these matters. In addition, the company is involved in the remediation of certain other than CERCLA sites and has accrued approximately $13 million for remediation of these sites.

  The company is involved in various legal proceedings and environmental actions, generally arising in the normal course of its business. Although the ultimate outcome of such matters cannot be predicted with certainty, the company does not believe that the outcome of any

NOTES TO FINANCIAL STATEMENTS

proceeding, lawsuit or claim that is pending or threatened, or all of them combined, will have a material adverse effect on its consolidated financial position, liquidity or results of operations.

S. Business segment information

Commencing with the first quarter ended March 31, 2002, MeadWestvaco's principal business segments are projected to be (1) packaging, (2) coated and specialty papers, (3) consumer and office products, and (4) specialty chemicals.

Westvaco is a leading manufacturer of packaging, paper and chemicals serving both U.S. and international markets. Westvaco's principal business segments, which account for the majority of sales, income and the asset base are:

The packaging segment manufactures, markets and distributes bleached paperboard, kraft paper and board and packaging for consumer products markets. The packaging segment also manufactures printed plastic packaging and injection-molded products used for packaging DVDs and CDs. These products are manufactured at three domestic mills and two mills located in Brazil; paper and board are converted into packaging products at plants located in the United States, Brazil and Europe. These products are sold primarily in the United States with additional markets located in Brazil, Europe, Asia and the Pacific Rim. In Brazil, Rigesa is a major producer of paperboard and corrugated packaging for the markets of that country. Operating results for Rigesa are subject to the economic conditions in Brazil, including its inflation and currency fluctuations.

The paper segment is engaged in the manufacturing and marketing of printing grade papers and envelopes. All of this segment's operations are in the United States. It operates two mills in the eastern half of the country and manufactures envelopes at nine domestic plants.

The chemicals segment manufactures products at four domestic locations. Major product groups are: activated carbon products and services; printing ink resins and lignin-based surfactants; tall oil fatty acid, rosin and derivative products.

Corporate and other includes the company's forestry operations and income and expense items and activities not directly associated with segment operations, including corporate support staff services and related assets and liabilities.

The segments are measured on operating profits before restructuring charges, interest expense, income taxes, extraordinary items and cumulative effect of accounting changes, except for Rigesa in the packaging segment, whose operating profit includes interest income of $0.5 million for the two months ended December 31, 2001 and $7.0 million, $10.0 million and $13.2 million in the fiscal years ended 2001, 2000 and 1999, respectively, and interest expense of $0.4 million for the two months ended December 31, 2001 and $3.3 million, $5.3 million and $4.6 million in the fiscal years ended 2001, 2000 and 1999, respectively. The segments follow the same accounting principles described in the Summary of Significant Accounting Policies. Sales between the segments are recorded primarily at market prices. The fiscal year 2001 restructuring charges of $56.9 million are related to the closure of the company's Tyrone, PA, mill, closure of components of the Consumer Packaging Group's Richmond, VA, and Memphis, TN, plants and other asset writedowns. The fiscal year 2001 restructuring charges related to packaging, paper and chemicals were $27.0 million, $28.7 million and $1.2 million, respectively. The fiscal year 2000 restructuring charge of $27.2 million, related to the expected decline in sales of folding

NOTES TO FINANCIAL STATEMENTS

cartons to U.S. tobacco markets, and the gain of $11.2 million from the sale of the liquid packaging plant relate to the packaging segment. The fiscal year 1999 restructuring charge following the completion of the company's strategic review related to packaging, paper and chemicals was $57.7 million, $21.2 million and $1.6 million, respectively.

No single customer accounts for 10% or more of consolidated trade sales in the two months ended December 31, 2001 and in the fiscal years ended October 31, 2001, 2000 and 1999.

Total sales outside of the United States, including sales of the company's foreign operating subsidiaries, accounted for approximately $195.7 million for the transition period ended December 31, 2001 and $996.7 million, $816.8 million and $671.4 million for the fiscal years ended October 31, 2001, 2000 and 1999, respectively. Export sales from the United States amounted to $91.5 million for the transition period ended December 31, 2001 and $562.4 million, $590.8 million and $504.5 million for the fiscal years ended October 31, 2001, 2000 and 1999, respectively. Income of foreign subsidiaries included in consolidated net income amounted to $11.7 million for the transition period ended December 31, 2001 and $50.9 million, $49.2 million and $40.5 million for the fiscal years ended October 31, 2001, 2000 and 1999, respectively. Long-lived assets located outside the United States are $661.9 million at December 31, 2001 and $656.2 million and $518.3 million at October 31, 2001 and 2000, respectively. Long-lived assets located in the United States are $5,132.8 million at December 31, 2001, and $5,115.1 million and $4,988.0 million at October 31, 2001 and 2000, respectively.

NOTES TO FINANCIAL STATEMENTS

  Financial information by business segment follows:


                                               Sales
                              ----------------------------------------                 Depreciation
                                               Inter-                     Operating             and      Segment       Capital
(In millions)                      Trade      segment           Total        profit    amortization       assets  expenditures

Transition period ended December 31, 2001
-------------------------------------------------------------------------------------------------------------------------------
Packaging                         $367.9         $0.3          $368.2        $ [8.7]          $36.3     $3,796.8        $38.6
Rigesa                              25.1            -            25.1           2.3             1.4        230.1          7.2
                        ------------------------------------------------------------------------------------------------------
   Packaging total                 393.0          0.3           393.3          [6.4]           37.7      4,026.9         45.8
                        ------------------------------------------------------------------------------------------------------
Paper                              156.6          0.7           157.3          [2.8]           14.9      1,310.0          4.2
                        ------------------------------------------------------------------------------------------------------
Chemicals                           47.0          3.0            50.0           4.4             3.9        294.2          2.0
                        ------------------------------------------------------------------------------------------------------
Corporate and other                  6.1          4.8            10.9         [33.8]            4.2      1,197.2          4.2
                        ------------------------------------------------------------------------------------------------------
Total                              602.7          8.8           611.5         [38.6]           60.7      6,828.3         56.2
                        ------------------------------------------------------------------------------------------------------
Intersegment
   eliminations                                  [8.8]           [8.8]
                        ------------------------------------------------------------------------------------------------------
Consolidated totals               $602.7         $  -          $602.7        $[38.6]          $60.7     $6,828.3        $56.2
                        ======================================================================================================

Year ended October 31, 2001
------------------------------------------------------------------------------------------------------------------------------
Packaging                       $2,337.2        $ 2.3        $2,339.5         $165.0         $197.5     $3,812.7       $174.7
Rigesa                             163.7            -           163.7           31.1            9.2        199.0         13.7
                        ------------------------------------------------------------------------------------------------------
   Packaging total               2,500.9          2.3         2,503.2          196.1          206.7      4,011.7        188.4
                        ------------------------------------------------------------------------------------------------------
Paper                            1,049.1          9.2         1,058.3           50.8           93.8      1,315.2         35.0
                        ------------------------------------------------------------------------------------------------------
Chemicals                          327.8         20.0           347.8           62.9           20.6        298.6         14.4
                        ------------------------------------------------------------------------------------------------------
Corporate and other                 57.7         30.4            88.1         [191.3]          26.3      1,161.5         58.6
                        ------------------------------------------------------------------------------------------------------
Total                            3,935.5         61.9         3,997.4          118.5          347.4      6,787.0        296.4
                        ------------------------------------------------------------------------------------------------------
Intersegment
   eliminations                                 [61.9]          [61.9]
                        ------------------------------------------------------------------------------------------------------
Consolidated totals             $3,935.5        $   -        $3,935.5         $118.5         $347.4     $6,787.0       $296.4
                        ======================================================================================================

Year ended October 31, 2000
--------------------------------------------------------------------------------------------------------------------------------
Packaging                       $2,085.3        $ 4.4        $2,089.7         $318.7         $161.9     $3,555.8       $104.6
Rigesa                             174.9            -           174.9           32.5           10.8        285.1         13.6
                        ------------------------------------------------------------------------------------------------------
   Packaging total               2,260.2          4.4         2,264.6          351.2          172.7      3,840.9        118.2
                        ------------------------------------------------------------------------------------------------------
Paper                            1,205.6         20.2         1,225.8          140.6           96.7      1,383.7         39.7
                        ------------------------------------------------------------------------------------------------------
Chemicals                          332.9         25.1           358.0           64.5           23.5        321.4         10.8
                        ------------------------------------------------------------------------------------------------------
Corporate and other                 57.8         39.1            96.9         [152.7]          21.0      1,023.9         43.6
                        ------------------------------------------------------------------------------------------------------
Total                            3,856.5         88.8         3,945.3          403.6          313.9      6,569.9        212.3
                        ------------------------------------------------------------------------------------------------------
Intersegment
   eliminations                                 [88.8]          [88.8]
                        ------------------------------------------------------------------------------------------------------
Consolidated totals             $3,856.5        $   -        $3,856.5         $403.6         $313.9     $6,569.9       $212.3
                        ======================================================================================================


Year ended October 31, 1999
------------------------------------------------------------------------------------------------------------------------------
   Packaging                    $1,389.6     $   4.0        $1,393.6       $ 165.3           $128.6     $2,043.5       $ 99.8
   Rigesa                          148.7           -           148.7          25.2              9.4        257.4         31.0
                        ------------------------------------------------------------------------------------------------------
Packaging total                  1,538.3         4.0         1,542.3         190.5            138.0      2,300.9        130.8
                        ------------------------------------------------------------------------------------------------------
Paper                            1,062.3        23.4         1,085.7          62.0            100.6      1,441.8         60.0
                        ------------------------------------------------------------------------------------------------------
Chemical                           307.1        20.6           327.7          52.5             23.8        314.7         18.1
                        ------------------------------------------------------------------------------------------------------
Corporate and other                 45.5        35.7            81.2        [157.0]            18.1        839.3         23.4
                        ------------------------------------------------------------------------------------------------------
Total                            2,953.2        83.7         3,036.9         148.0            280.5      4,896.7        232.3
                        ------------------------------------------------------------------------------------------------------
Intersegment                                   [83.7]          [83.7]
eliminations
                        ------------------------------------------------------------------------------------------------------
Consolidated totals             $2,953.2     $     -        $2,953.2       $ 148.0           $280.5     $4,896.7       $232.3
                        ======================================================================================================

T. Guarantor and nonguarantor financial statements

Following the merger, (i) debt issued in the past by Westvaco has been unconditionally guaranteed, on a joint and several basis, by both MeadWestvaco and Mead, (ii) debt issued in the past by Mead has been unconditionally guaranteed, on a joint and several basis, by both MeadWestvaco and Westvaco and
(iii) future debt issued by MeadWestvaco will be guaranteed by either or both of Mead and/or Westvaco.

The company's debt as of December 31, 2001 subject to the guarantees referred to above includes: 6.85% Notes due 2004, 7.10% Notes due 2009, 8.40% Notes due 2007, Floating Rate Notes due 2003, 8.20% Debentures due 2030, 9.65% Debentures due 2002, 9.75% Debentures due 2020, 7.95% Debentures due 2031, 7.00% Sinking Fund Debentures due 2004-2023, 7.50% Sinking Fund Debentures due 2008-2027, 7.65% Sinking Fund Debentures due 2008-2027, 7.75% Sinking Fund Debentures due 2004-2023, 8.125% Sinking Fund Debentures due 2001-2007 and 8.30% Sinking Fund Debentures due 2003-2022 (see Note M).

In connection with its future financing and capital structure requirements, on March 8, 2002 MeadWestvaco filed a registration statement with the Securities and Exchange Commission on Form S-3, covering up to $1 billion in debt securities which the company may issue from time to time after the registration statement becomes effective. As described above, the debt securities of MeadWestvaco may be guaranteed on a full, unconditional and joint and several basis by either or both of Mead and Westvaco.

The following condensed consolidating financial information presents:

(1) condensed consolidating balance sheet as of December 31, 2001 and October 31, 2001 and 2000 and the related statements of income and cash flows for the transition period ended December 31, 2001 and each of the three years ended October 31, 2001 of (a) the company, issuer of existing debt and possible guarantor of future debt to be issued by MeadWestvaco, (b) the nonguarantor subsidiaries and (c) the company on a consolidated basis, and

(2) elimination entries necessary to consolidate the company with non-guarantor subsidiaries.

Investments in subsidiaries are accounted for by the company using the equity method of accounting. The guarantor and nonguarantor subsidiaries are each presented on a combined basis. The principal elimination entries eliminate investments in subsidiaries and intercompany balances and transactions. Separate financial

NOTES TO FINANCIAL STATEMENTS

statements for the nonguarantor subsidiaries are not presented because management believes such financial statements would not be meaningful to investors.

NOTES TO FINANCIAL STATEMENTS


                                             Transition period ended December 31, 2001
                                                            Westvaco     Non guarantor
In millions                                    (Issuer/Guarantor) (1)     subsidiaries     Eliminations    Consolidated total
Sales                                                         $448.0            $155.3         $  [0.6]               $ 602.7
Other income [expense], net                                     [4.0]            112.0          [110.3]                  [2.3]
                                                              ------            ------         -------                -------
                                                               444.0             267.3          [110.9]                 600.4
                                                              ------            ------         -------                -------
Cost of products sold [excludes
    depreciation shown separately below]                       385.0             208.0          [110.8]                 482.2
Selling, research and administrative
    expenses                                                    39.0              24.2               -                   63.2
Depreciation and amortization                                   27.3              33.4               -                   60.7
Interest expense                                                31.3               1.7            [0.1]                  32.9
                                                              ------            ------         -------                -------
                                                               482.6             267.3          [110.9]                 639.0
                                                              ------            ------         -------                -------

Income [loss] before taxes                                     [38.6]                -               -                  [38.6]
Income taxes [benefit]                                         [13.8]             [3.1]              -                  [16.9]
                                                              ------            ------         -------                -------

Net income [loss] from continuing
    operations before equity in net
    earnings of subsidiaries                                   [24.8]              3.1               -                  [21.7]
Equity in earnings [loss] of subsidiaries                        3.1                 -            [3.1]                     -
                                                              ------            ------         -------                -------
  Net income                                                  $[21.7]           $  3.1         $  [3.1]               $ [21.7]
                                                              ======            ======         =======                =======

                                                          Year ended October 31, 2001
                                                            Westvaco    Non guarantor
In millions                                    (Issuer/Guarantor) (1)    subsidiaries     Eliminations    Consolidated total
Sales                                                       $3,154.3          $  784.6          $  [3.4]              $3,935.5
Other income [expense], net                                     38.3             817.8           [808.0]                  48.1
                                                            --------          --------          -------                -------
                                                             3,192.6           1,602.4           [811.4]               3,983.6
                                                            --------          --------          -------                -------
Cost of products sold [excludes
    depreciation shown separately below]                     2,613.3           1,091.3           [810.7]               2,893.9
Selling, research and administrative
    expenses                                                   240.9             123.5                -                  364.4
Depreciation and amortization                                  169.0             178.4                -                  347.4
Restructuring charges                                           33.8              17.9                -                   51.7
Interest expense                                               199.6               8.8             [0.7]                 207.7
                                                            --------          --------          -------                -------
                                                             3,256.6           1,419.9           [811.4]               3,865.1
                                                            --------          --------          -------                -------

Income [loss] before taxes                                     [64.0]            182.5                -                  118.5
Income taxes [benefit]                                         [35.4]             65.7                -                   30.3
                                                            --------          --------          -------                -------

Net income [loss] from continuing
    operations before equity in net
    earnings of subsidiaries                                   [28.6]            116.8                -                   88.2

NOTES TO FINANCIAL STATEMENTS


Equity in earnings [loss] of subsidiaries                      116.8                -           [116.8]             -
                                                              ------          -------          -------          -----
  Net income                                                  $ 88.2          $ 116.8          $[116.8]         $88.2
                                                              ======          =======          =======          =====

NOTES TO FINANCIAL STATEMENTS


                                             Year ended October 31, 2000
                                                            Westvaco   Non guarantor                    Consolidated
In millions                                   (Issuer/Guarantor) (1)    subsidiaries     Eliminations          total
Sales                                                       $3,412.2        $  447.5          $  [3.2]      $3,856.5
Other income [expense], net                                     47.7           833.1           [823.8]          57.0
                                                            --------        --------          -------       --------
                                                             3,459.9         1,280.6           [827.0]       3,913.5
                                                            --------        --------          -------       --------
Cost of products sold [excludes
    depreciation shown separately below]                     2,753.8           778.1           [825.9]       2,706.0
Selling, research and administrative
    expenses                                                   224.7            57.0                -          281.7
Depreciation and amortization                                  159.7           154.2                -          313.9
Restructuring charges                                           16.1               -                -           16.1
Interest expense                                               184.2             9.1             [1.1]         192.2
                                                            --------        --------          -------       --------
                                                             3,338.5           998.4           [827.0]       3,509.9
                                                            --------        --------          -------       --------

Income before taxes                                            121.4           282.2                -          403.6
Income taxes                                                    51.1            97.8                -          148.9
                                                            --------        --------          -------       --------
Net income from continuing operations
    before equity in net earnings of
    subsidiaries                                                70.3           184.4                 -         254.7
Equity in earnings [loss] of subsidiaries                      184.4               -           [184.4]             -
                                                            --------        --------          -------       --------

Income before extraordinary charge                             254.7           184.4           [184.4]         254.7
Extraordinary charge - extinguishment of
    debt, net of taxes of $5                                    [8.8]              -                -           [8.8]
                                                            --------        --------          -------       --------
  Net income                                                $  245.9        $  184.4          $[184.4]      $  245.9
                                                            ========        ========          =======       ========

NOTES TO FINANCIAL STATEMENTS


                                           Year ended October 31, 1999

                                                           Westvaco    Non guarantor                     Consolidated
In millions                                  (Issuer/Guarantor) (1)     subsidiaries     Eliminations           total
Sales                                                      $2,763.9          $ 205.3         $ [16.0]        $2,953.2
Other income [expense], net                                    32.6             [1.8]           [1.4]            29.4
                                                            -------           ------          ------          -------
                                                            2,796.5            203.5           [17.4]         2,982.6
                                                            -------           ------          ------          -------
Cost of products sold [excludes
    depreciation shown separately
    below]                                                  2,014.0            122.9           [16.0]         2,120.9
Selling, research and administrative
    expenses                                                  192.7             38.2              -             230.9
Depreciation and amortization                                 267.3             13.2              -             280.5
Restructuring charges                                          77.7              1.1              -              78.8
Interest expense                                              119.0              5.9            [1.4]           123.5
                                                            -------           ------          ------          -------
                                                            2,670.7            181.3           [17.4]         2,834.6
                                                            -------           ------          ------          -------

Income before taxes                                           125.8             22.2              -             148.0
Income taxes                                                   26.6             10.2              -              36.8
                                                            -------           ------          ------          -------
Net income from continuing operations
    before equity in net earnings of
    subsidiaries                                               99.2             12.0              -             111.2
Equity in earnings [loss] of
    subsidiaries                                               12.0                -            [12.0]              -
                                                            -------           ------          ------          -------
  Net income                                                $ 111.2           $ 12.0          $ [12.0]        $ 111.2
                                                            =======           ======          =======         =======

NOTES TO FINANCIAL STATEMENTS


                                                   At December 31, 2001
                                                          Westvaco     Non guarantor                 Consolidated
In millions                                  (Issuer/Guarantor)(1)      subsidiaries    Eliminations        total
ASSETS

Cash and marketable securities                            $   35.6          $   66.8      $       -      $  102.4
Receivables                                                  267.4             128.2              -         395.6
Intercompany receivables                                       5.1             809.9         [815.0]            -
Inventories                                                  319.0             115.6              -         434.6
Prepaid expenses and other current assets                     79.6              21.4              -         101.0
                                                          --------          --------      ---------      --------
  Current assets                                             706.7           1,141.9         [815.0]      1,033.6

Plant and timberlands, net                                 1,885.8           2,350.1              -       4,235.9

Prepaid pension asset                                        798.3               1.8              -         800.1
Goodwill                                                     499.7              61.2              -         560.9
Other assets                                                  56.3             141.5              -         197.8
Intercompany long-term receivables                             4.1                 -           [4.1]            -
Investment in subsidiaries                                 2,766.1                 -       [2,766.1]            -
                                                          --------          --------      ---------      --------
Total assets                                              $6,717.0          $3,696.5      $[3,585.2]     $6,828.3
                                                          --------          --------      ---------      --------


LIABILITIES AND SHAREHOLDERS' EQUITY
Accounts payable and accrued expenses                     $  441.4          $  102.5      $       -      $  543.9
Intercompany payables                                        809.9               5.1         [815.0]            -
Notes payable and current maturities of
    long-term obligations                                    103.2              63.4              -         166.6
Income taxes                                                  [0.3]             15.6              -          15.3
                                                          --------          --------      ---------      --------
  Current liabilities                                      1,354.2             186.6         [815.0]        725.8

Long-term debt                                             2,592.4             104.8              -       2,697.2
Intercompany long-term debt                                      -               4.1           [4.1]            -
Other long-term obligations                                   73.9               9.1              -          83.0
Deferred income taxes                                        522.4             484.7              -       1,007.1
Shareholders' equity                                       2,174.1           2,907.2       [2,766.1]      2,315.2
                                                          --------          --------      ---------      --------
Total liabilities and shareholders' equity                $6,717.0          $3,696.5      $[3,585.2]     $6,828.3
                                                          ========          ========      =========      ========

NOTES TO FINANCIAL STATEMENTS


                                                            At October 31, 2001
                                                                                 Non
                                                          Westvaco         guarantor                          Consolidated
In millions                                  (Issuer/Guarantor)(1)      subsidiaries    Eliminations                 total
ASSETS
Cash and marketable securities                            $   11.7          $   69.5       $       -              $   81.2
Receivables                                                  285.9             128.8               -                 414.7
Intercompany receivables                                         -             837.5          [837.5]                    -
Inventories                                                  309.4             117.0               -                 426.4
Prepaid expenses and other current assets                     67.7              25.7               -                  93.4
                                                          --------          --------       ---------              --------
  Current assets                                             674.7           1,178.5          [837.5]              1,015.7

Plant and timberlands, net                                 1,943.4           2,283.9               -               4,227.3

Prepaid pension asset                                        778.0               1.4               -                 779.4
Goodwill                                                     502.4              62.8               -                 565.2
Other assets                                                 158.0              41.4               -                 199.4
Intercompany long-term receivables                             4.1                 -            [4.1]                    -
Investment in subsidiaries                                 2,680.4                 -        [2,680.4]                    -
                                                          --------          --------       ---------              --------
Total assets                                              $6,741.0          $3,568.0       $[3,522.0]             $6,787.0
                                                          ========          ========       =========              ========

LIABILITIES AND SHAREHOLDERS' EQUITY
Accounts payable and accrued expenses                      $ 394.7            $116.9         $     -               $ 511.6
Intercompany payables                                        837.5                 -          [837.5]                    -
Notes payable and current maturities of
    long-term obligations                                    103.2              69.7               -                 172.9
Income taxes                                                 [16.1]             32.6               -                  16.5
                                                          --------          --------       ---------              --------
  Current liabilities                                      1,319.3             219.2          [837.5]                701.0

Long-term debt                                             2,553.4             107.1               -               2,660.5
Intercompany long-term debt                                      -               4.1            [4.1]                    -
Other long-term obligations                                   73.1               3.7               -                  76.8
Deferred income taxes                                        582.0             425.8               -               1,007.8
Shareholders' equity                                       2,213.2           2,808.1        [2,680.4]              2,340.9
                                                          --------          --------       ---------              --------
Total liabilities and shareholders' equity                $6,741.0          $3,568.0       $[3,522.0]             $6,787.0
                                                          ========          ========       =========              ========

NOTES TO FINANCIAL STATEMENTS


                                                             At October 31, 2000
                                                                                 Non
                                                          Westvaco         guarantor                  Consolidated
In millions                                 (Issuer/Guarantor) (1)      subsidiaries    Eliminations         total
ASSETS

Cash and marketable securities                            $  120.2          $  105.1       $       -      $  225.3
Receivables                                                  315.2             106.5               -         421.7
Intercompany receivables                                       4.6             667.7          [672.3]            -
Inventories                                                  241.8              91.5               -         333.3
Prepaid expenses and other current assets                     63.5              19.9               -          83.4
                                                          --------          --------       ---------      --------
  Current assets                                             745.3             990.7          [672.3]      1,063.7

Plant and timberlands, net                                 1,905.7           2,290.9               -       4,196.6

Prepaid pension asset                                        640.1               1.6               -         641.7
Goodwill                                                     562.9              43.3               -         606.2
Other assets                                                  41.6              20.1               -          61.7
Intercompany long-term receivables                             6.1                 -            [6.1]            -
Investment in subsidiaries                                 2,505.1                 -        [2,505.1]            -
                                                          --------          --------       ---------      --------
Total assets                                              $6,406.8          $3,346.6       $[3,183.5]     $6,569.9
                                                          ========          ========       =========      ========

LIABILITIES AND SHAREHOLDERS' EQUITY
Accounts payable and accrued expenses                     $  421.1          $  102.1       $       -      $  523.2
Intercompany payables                                        667.7               4.6          [672.3]            -
Notes payable and current maturities of
    long-term obligations                                      7.1              23.0               -          30.1
Income taxes                                                 [46.9]             60.5               -          13.6
                                                          --------          --------       ---------      --------
  Current liabilities                                      1,049.0             190.2          [672.3]        566.9

Long-term debt                                             2,604.6              82.1               -       2,686.7
Intercompany long-term debt                                      -               6.1            [6.1]            -
Other long-term obligations                                   75.9               0.1               -          76.0
Deferred income taxes                                        512.5             395.2               -         907.7
Shareholders' equity                                       2,164.8           2,672.9        [2,505.1]      2,332.6
                                                          --------          --------       ---------      --------
Total liabilities and shareholders' equity                $6,406.8          $3,346.6       $[3,183.5]     $6,569.9
                                                          ========          ========       =========      ========

NOTES TO FINANCIAL STATEMENTS


                                                         Transition period ended December 31, 2001
                                                                Westvaco       Non guarantor                        Consolidated
In millions                                   (Issuer/Guarantor) (1) (2)    subsidiaries (2)       Eliminations            total
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                    $ [21.7]                  $3.1            $ [3.1]         $[21.7]

Adjustments to reconcile net income to net
   cash provided by operating activities:
   Equity in [income] loss of subsidiaries                       [3.1]                     -               3.1               -
   Provision for depreciation and amortization                   27.3                   33.4                              60.7
   Provision for deferred income taxes                           [6.5]                   1.7                              [4.8]
   Pension credit and other employee benefits                   [18.2]                   3.2                             [15.0]
   Gains on sales of plant and timberlands                        2.9                    0.6                               3.5
   Foreign currency transaction losses                            0.2                   [0.6]                             [0.4]
Net changes in assets and liabilities:
   [Increase] decrease in receivables                            18.5                    4.0                              22.5
   [Increase] decrease in intercompany receivables               [5.1]                  23.2             [18.1]              -
   [Increase] decrease in inventories                            [9.1]                   2.7                              [6.4]
   [Increase] decrease in prepaid expenses and
       other current assets                                      [9.3]                   4.5                              [4.8]
   Increase [decrease] in accounts payable and
       accrued expenses                                          30.5                  [25.0]                              5.5
   Increase [decrease] in intercompany payables                 [23.2]                   5.1              18.1               -
   Increase [decrease] in income taxes payable                   15.8                  [17.8]                             [2.0]
   [Increase] decrease in other assets                           [1.7]                     -                              [1.7]
Other, net                                                       [2.8]                   1.5                 -            [1.3]
                                                               ------                  -----             -----           -----
   Net cash provided by operating activities                     [5.5]                  39.6                              34.1

CASH FLOWS FROM INVESTING ACTIVITIES:
Additions to plant and timberlands                              [11.5]                 [42.6]                            [54.1]
Proceeds from sales of assets                                     0.6                      -                               0.6
Other                                                               -                   [0.2]                             [0.2]
                                                               ------                  -----                             -----
   Net cash used in investing activities                        [10.9]                 [42.8]                            [53.7]

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of common stock                            3.3                      -                               3.3
Proceeds from issuance of debt                                   75.0                    4.9                              79.9
Intercompany dividends                                            1.3                   [1.3]                                -
Dividends paid
Treasury stock purchases
Repayment of notes payable and long-term debt                   [39.3]                  [3.1]                            [42.4]
                                                               ------                  -----                             -----
   Net cash provided by financing activities                     40.3                    0.5                              40.8

Effect of exchange rate changes on cash                             -                      -                 -               -
                                                               ------                  -----             -----           -----

NOTES TO FINANCIAL STATEMENTS


Increase [decrease] in cash and marketable
    securities                                                     23.9               [2.7]                                  21.2

Cash and marketable securities:
At beginning of period                                             11.7               69.5                    -              81.2
                                                                  -----              -----              -------            ------
At end of period                                                  $35.6              $66.8              $                  $102.4
                                                                  =====              =====              =======            ======

                                                             Year ended October 31, 2001
                                                               Westvaco      Non guarantor                           Consolidated
In millions                                   (Issuer/Guarantor)(1) (2)   subsidiaries (2)          Eliminations            total

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                      $  88.2            $ 116.8              $[116.8]          $  88.2

Adjustments to reconcile net income to net cash
   provided by operating activities:
   Equity in [income] loss of subsidiaries                       [116.8]                 -                116.8                 -
   Provision for depreciation and amortization                    169.0              178.4                    -             347.4
   Provision for deferred income taxes                             12.5               31.1                    -              43.6
   Restructuring charges                                           33.8               17.9                    -              51.7
   Pension credit and other employee benefits                    [139.9]               8.7                    -            [131.2]
   Gains on sales of plant and timberlands                        [37.7]                 -                    -             [37.7]
   Foreign currency transaction losses                              0.6                0.6                    -               1.2
Net changes in assets and liabilities:
   [Increase] decrease in receivables                              41.2              [18.4]                   -              22.8
   [Increase] decrease in intercompany receivables                  4.6             [112.1]               107.5                 -
   [Increase] decrease in inventories                             [45.6]             [21.0]                   -             [66.6]
   [Increase] decrease in prepaid expenses and
       other current assets                                         1.4               [7.2]                   -              [5.8]
   Increase [decrease] in accounts payable and
       accrued expenses                                           [83.2]              36.5                    -             [46.7]
   Increase [decrease] in intercompany payables                   112.1               [4.6]              [107.5]                -
   Increase [decrease] in income taxes payable                     30.8              [27.2]                   -               3.6
   [Increase] decrease in other assets                            [15.7]                 -                    -             [15.7]
Other, net                                                        [34.5]              32.3                    -              [2.2]
                                                                  -----              -----              -------            ------
   Net cash provided by operating activities                       20.8              231.8                    -             252.6
CASH FLOWS FROM INVESTING ACTIVITIES:
Additions to plant and timberlands                               [119.7]            [170.7]                   -            [290.4]
Payments for acquisitions, net of cash acquired                   [12.6]             [68.6]                   -             [81.2]
Proceeds from sales of assets                                      45.6                2.6                    -              48.2
Other                                                                 -               [0.2]                   -              [0.2]
                                                                  -----              -----              -------            ------
   Net cash used in investing activities                           [86.7]           [236.9]                   -            [323.6]
CASH FLOWS FROM FINANCING ACTIVITIES:

NOTES TO FINANCIAL STATEMENTS

Proceeds from issuance of common stock                               6.3                                       -               6.3
Proceeds from issuance of debt                                   1,102.3                23.0                   -           1,125.3
Intercompany debt                                                    2.0                [2.0]                  -                 -
Intercompany dividends                                               1.3                [1.3]                  -                 -
Dividends paid                                                     [89.3]                  -                   -             [89.3]
Treasury stock purchases                                            [1.6]                  -                   -              [1.6]
Repayment of notes payable and long-term debt                   [1,063.6]              [40.0]                  -          [1,103.6]
                                                                   -----               -----                ----            ------

   Net cash used in financing activities                           [42.6]              [20.3]                  -             [62.9]

Effect of exchange rate changes on cash                                -               [10.2]                  -             [10.2]
                                                                   -----               -----                ----            ------
Decrease in cash and marketable securities                        [108.5]              [35.6]                  -            [144.1]

Cash and marketable securities:
At beginning of period                                             120.2               105.1                   -             225.3
                                                                   -----               -----                ----            ------
At end of period                                                $   11.7              $ 69.5               $   -          $   81.2
                                                                   =====               =====                ====            ======


                                                                      Year ended October 31, 2000
                                                                Westvaco       Non guarantor                          Consolidated
  In millions                                  (Issuer/Guarantor)(1) (2)    subsidiaries (2)         Eliminations            total
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                      $  245.9             $ 184.4             $[184.4]           $245.9
Adjustments to reconcile net income to net cash
    provided by operating activities:
   Equity in [income] loss of subsidiaries                       [184.4]                   -               184.4                 -
   Provision for depreciation and amortization                    159.7                154.2                   -             313.9
   Provision for deferred income taxes                           [283.1]               378.0                   -              94.9
   Restructuring charges                                           16.1                    -                   -              16.1
   Pension credit and other employee benefits                     [98.6]                 5.7                   -             [92.9]
   Gains on sales of plant and timberlands                        [23.9]                [2.9]                  -             [26.8]
   Foreign currency transaction losses                              0.3                  0.6                   -               0.9
   Loss on extinguishment of debt, net of taxes                     8.8                    -                   -               8.8
Net changes in assets and liabilities:

     [Increase] decrease in receivables                           [25.9]                10.3                                 [15.6]
     [Increase] decrease in intercompany
         receivables                                               [4.6]              [458.1]              462.7                 -
     [Increase] decrease in inventories                           [29.3]                28.5                   -              [0.8]
     [Increase] decrease in prepaid expenses and
         other current assets                                       5.3                 [3.4]                  -               1.9
     Increase [decrease] in accounts payable and
         accrued expenses                                          96.2                [57.2]                  -              39.0

NOTES TO FINANCIAL STATEMENTS


     Increase [decrease] in intercompany payables                 458.1                4.6             [462.7]                -
     Increase [decrease] in income taxes payable                  [55.9]              56.7                  -               0.8
Other, net                                                        [18.8]              15.8                  -              [3.0]
                                                                -------            -------              -----           -------
     Net cash provided by operating activities                    265.9              317.2                  -             583.1

CASH FLOWS FROM INVESTING ACTIVITIES:
Additions to plant and timberlands                               [102.5]            [111.5]                 -            [214.0]
Payments for acquisitions, net of cash acquired                [1,284.3]             [58.5]                 -          [1,342.8]
Proceeds from sales of assets                                      78.6                3.0                  -              81.6
Other                                                                 -                0.2                  -               0.2
                                                                -------            -------              -----           -------
     Net cash used in investing activities                     [1,308.2]            [166.8]                 -          [1,475.0]

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of common stock                              9.3                  -                  -               9.3
Proceeds from issuance of debt                                  2,600.1               11.4                  -           2,611.5
Intercompany debt                                                  10.0              [10.0]                 -                 -
Intercompany dividends                                              3.8               [3.8]                 -                 -
Dividends paid                                                    [88.5]                 -                  -             [88.5]
Treasury stock purchases                                           [2.4]                 -                  -              [2.4]

Repayment of notes payable and long-term debt                  [1,398.8]            [124.9]                 -          [1,523.7]
                                                                -------            -------              -----           -------
   Net cash provided by [used in] financing
       activities                                               1,133.5             [127.3]                 -           1,006.2

Effect of exchange rate changes on cash                               -                2.2                  -               2.2
                                                                -------            -------              -----           -------

Increase in cash and marketable securities                         91.2               25.3                  -             116.5

Cash and marketable securities:
At beginning of period                                             29.0               79.8                  -             108.8
                                                                -------            -------              -----           -------
At end of period                                              $   120.2            $ 105.1            $     -         $   225.3
                                                                =======            =======              =====           =======

                                                             Year ended October 31, 1999
                                                                Westvaco
                                                      (Issuer/Guarantor)      Non guarantor                        Consolidated
In millions                                                          (2)   subsidiaries (2)      Eliminations             total
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                      $ 111.2            $  12.0            $ [12.0]          $ 111.2
Adjustments to reconcile net income to net
    cash provided by operating activities:
    Equity in [income] loss of subsidiaries                       [12.0]                 -               12.0                 -
    Provision for depreciation and amortization                   267.3               13.2                  -             280.5
    Provision for deferred income taxes                            27.9                4.4                  -              32.3
    Restructuring charges                                          77.7                1.1                  -              78.8
    Pension credit and other employee benefits                    [84.4]               5.7                  -             [78.7]

NOTES TO FINANCIAL STATEMENTS


    Gains on sales of plant and timberlands                       [19.0]               1.1               -                 [17.9]
    Foreign currency transaction losses                             0.3                3.3               -                   3.6
    Net changes in assets and liabilities
    [Increase] decrease in receivables                            [37.5]              [3.6]              -                 [41.1]
    [Increase] decrease in intercompany
        receivables                                                42.2               42.5           [84.7]                    -
    [Increase] decrease in inventories                             24.8               [0.3]              -                  24.5
    Increase [decrease] in prepaid expenses and
        other current assets                                       [0.8]              [0.3]              -                  [1.1]
    Increase [decrease] in accounts payable and
        accrued expenses                                           15.0                9.8               -                  24.8
    Increase [decrease] in intercompany payables                  [42.5]             [42.2]           84.7                     -
    Increase [decrease] in income taxes payable                    [4.8]              [4.9]              -                  [9.7]
Other, net                                                          1.6                3.9               -                   5.5
                                                                -------            -------            ----              -------

    Net cash provided by operating activities                     367.0               45.7               -                 412.7

CASH FLOWS FROM INVESTING ACTIVITIES:
Additions to plant and timberlands                               [193.4]             [35.5]              -               [228.9]
Payments for acquisitions, net of cash acquired                       -              [22.7]              -                [22.7]
Proceeds from sales of assets                                      22.4                0.4               -                 22.8
Other                                                                 -               [1.1]              -                 [1.1]
                                                                -------            -------            ----              -------
   Net cash used in investing activities                         [171.0]             [58.9]              -               [229.9]

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of common stock                              9.1                  -               -                  9.1
Proceeds from issuance of debt                                    860.0               21.5               -                881.5
Intercompany debt                                                 [10.1]              10.1               -                    -
Intercompany dividends                                              6.0               [6.0]              -                    -
Dividends paid                                                    [88.2]                 -               -                [88.2]
Treasury stock purchases                                          [10.8]                 -               -                [10.8]

Repayment of notes payable and long-term debt                    [948.1]              [4.1]              -               [952.2]
                                                                -------            -------            ----              -------
   Net cash provided by [used in] financing
       activities                                                [182.1]              21.5               -               [160.6]

Effect of exchange rate changes on cash                               -              [18.5]              -                [18.5]
                                                                -------            -------            ----              -------
Increase [decrease] in cash and marketable
    securities                                                     13.9              [10.2]              -                  3.7

Cash and marketable securities:
At beginning of period                                             15.1               90.0               -                105.1
                                                                -------            -------            ----              -------
At end of period                                                $  29.0            $  79.8            $  -              $ 108.8
                                                                =======            =======            ====              =======

NOTES TO FINANCIAL STATEMENTS

(1) The company is the issuer of previously issued debt securities and potential guarantor of debt that may be issued in the future by MeadWestvaco, the Parent.

(2) Certain intercompany transactions for contract manufacturing between the company and the non-guarantor subsidiaries are non-cash transactions; therefore, the effects of such are not reflected in the statements of cash flows.

U. Fiscal year change

Effective January 29, 2002, Westvaco changed its fiscal year end from October 31 to December 31. Accordingly, the consolidated financial statements include the results of operations for the transition period, which are not necessarily indicative of operations for a full year.

 Results for the 2001 transition period and comparable prior year period are summarized below.

    In millions, except per share data                                             Two months ended December 31,
    ----------------------------------                                             -----------------------------
                                                                              2001                          2000
                                                                            ------                        ------
                                                                                                       Unaudited
    Sales                                                                    $602.7                       $631.3
    Operating income [loss]                                                   [38.6]                        41.2
    Income tax provision [benefit]                                            [16.9]                        15.2
    Net income [loss]                                                         [21.7]                        26.0

    Net income [loss] per share -
        basic and diluted                                                    $[0.21]                      $ 0.26

Earnings for the two months ended December 31, 2001 reflects a $17.0 million charge, or $.10 per share for the writedowns of plant and equipment taken out of service, writedowns of inventories due to lower of cost or market evaluations, increased costs associated with the acceleration of maintenance to coincide with market-related downtime and other items principally relating to employee benefits and receivables. Of the $17.0 million charge, $11.0 million is included in Cost of products sold, $4.0 million is included in Other income [expense], net and $2.0 million is included in Selling, research and administrative expenses.

V. Selected quarterly information [unaudited]

In millions, except per share data
----------------------------------
                                                                       Fiscal Year Ended October 31,
                                                            ----------------------------------------
   Quarter                                         2001/1/                 2000/2/             1999/3/
   -------                                         ----                    ----                ----
   Sales
    First                                       $  971.1                $  841.9            $  685.7
    Second                                         966.9                   955.2               715.7
    Third                                          995.1                   977.8               738.4
    Fourth                                       1,002.4                 1,081.6               813.4
                                                --------                --------            --------
    Year                                        $3,935.5                $3,856.5            $2,953.2
                                                ========                ========            ========
   Gross profit

NOTES TO FINANCIAL STATEMENTS

    First                                        $ 185.1               $   175.4           $   119.2
    Second                                         168.6                   211.3               127.1
    Third                                          174.7                   216.5               139.5
    Fourth                                         182.9                   244.7               176.9
                                                 -------               ---------           ---------
    Year                                         $ 711.3               $   847.9           $   562.7
                                                 =======               =========           =========

Net income before extraordinary charge
    First                                        $  33.3              $     50.2          $     25.2
    Second                                          18.5                    70.2                27.3
    Third                                           28.0                    53.6                35.0
    Fourth                                           8.4                    80.7                23.7
                                                 -------               ---------           ---------
    Year                                         $  88.2               $   254.7           $   111.2
                                                 =======               =========           =========
Net income
    First                                        $  33.3               $    50.2           $    25.2
    Second                                          18.5                    61.4                27.3
    Third                                           28.0                    53.6                35.0
    Fourth                                           8.4                    80.7                23.7
                                                 -------               ---------           ---------
    Year                                         $  88.2               $   245.9           $   111.2
                                                 =======               =========           =========

Net income before extraordinary charge
per common share--basic and diluted
    First                                        $   .33               $     .50           $     .25
    Second                                           .18                     .70                 .27
    Third                                            .28                     .53                 .35
    Fourth                                           .08                     .80                 .24
                                                 -------               ---------           ---------
    Year                                         $   .87               $    2.53           $    1.11
                                                 =======               =========           =========

NOTES TO FINANCIAL STATEMENTS


Net income

per common share - basic and diluted
    First                                    $ .33       $ .50       $ .25
    Second                                     .18         .61         .27
    Third                                      .28         .53         .35
    Fourth                                     .08         .80         .24
                                             -----       -----       -----
    Year                                     $ .87       $2.44       $1.11
                                             =====       =====       =====


1) Second quarter 2001 results include a net pretax charge of $1.6 million, or $.01 per share, as a result of restructuring. Third quarter 2001 results include a pretax charge of $1.6 million, or $.01 per share, as the result of restructuring and a gain of $.05 per share to reflect a tax benefit adjustment. Fourth quarter 2001 results include a pretax charge of $53.7 million or $.33 per share for a restructuring plan, the impact of a LIFO (last in-first out) credit of $.07 per share and a gain of $.05 per share resulting from the resolution of prior year tax audits.

2) Results for the 2000 second quarter include an extraordinary charge of $8.8 million after tax, or $.09 per share, from the retirement of higher coupon debt and a pretax gain of $11.2 million, or $.07 per share from the sale of a liquid packaging plant previously written down as part of the 1999 restructuring charge. Third quarter 2000 results include a pretax charge of $24.3 million, or $.16 per share, as a result of restructuring. Fourth quarter 2000 results include a pretax charge of $3.0 million, or $.02 per share, for restructuring and a pretax gain of $3.6 million, or $.04 per share, resulting from the sale of the company's equity interest in a foreign operation. Fourth quarter results also include a pretax LIFO provision of $9.0 million, or $.06 per share.

3) Results for the 1999 fourth quarter include a pretax charge of $80.5 million, or $.49 per share, as a result of restructuring, and a $15.0 million tax benefit, or $.15 per share, resulting from a release of deferred taxes.

RESPONSIBILITY FOR FINANCIAL STATEMENTS

Management is responsible for the information and representations in the accompanying consolidated financial statements and related notes as well as all other financial information contained in this report. These financial statements were prepared in accordance with accounting principles generally accepted in the United States of America and by necessity include some amounts determined using informed estimates and judgments.

Management is responsible for establishing and maintaining a system of internal control. The company's accounting systems include internal controls which management believes provide reasonable assurance of the reliability of its financial records and the proper safeguarding and use of its assets. In establishing the basis for reasonable assurance, management balances the cost of the internal controls with the benefits they provide. Additionally, it has long been the policy of the company to conduct its business affairs in accordance with high ethical standards, as set forth in the company's Code of Conduct.

PricewaterhouseCoopers LLP, the company's independent accountants, were engaged to audit the consolidated financial statements and were responsible for conducting their audit in accordance with auditing standards generally accepted in the United States of America. The appointment of PricewaterhouseCoopers LLP as the company's independent accountants by the Board of Directors, on the recommendation of the Audit Committee, has been ratified each year by the shareholders. Their report immediately follows this statement.

The Audit Committee of the Board of Directors, composed solely of nonmanagement directors, meets regularly with the company's management, the internal audit director and the independent accountants to discuss accounting and financial reporting matters and the nature, scope and results of audits. The Audit Committee meets with the independent accountants both with and without the presence of management. The committee also meets with the company's general counsel to review the company's legal compliance program as well as significant litigation issues. The independent accountants and the director of internal audit have full and free access to the Audit Committee.




John A. Luke, Jr.
President and
Chief Executive Officer



Karen R. Osar
Senior Vice President and Chief Financial Officer

February 15, 2002

REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors and
Shareholders of
MeadWestvaco Corporation


In our opinion, the accompanying consolidated balance sheets and related consolidated statements of income, shareholders' equity and of cash flows appearing on pages 21 through 52 present fairly, in all material respects, the financial position of MeadWestvaco Corporation (formerly Westvaco Corporation) and its subsidiaries at December 31, 2001 and October 31, 2001 and 2000 and the results of their operations and their cash flows for the two months in the period ended December 31, 2001 and for each of the three years in the period ended October 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.







PricewaterhouseCoopers LLP


New York, New York
February 15, 2002