Form 10-K, Exhibit 13
period 2002-12-31
MEADWESTVACO CORP
filed 2003-03-03
CIK 1159297

Exhibit 13

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

For the year 2002, MeadWestvaco Corporation ("MeadWestvaco" or the "company") reported a net loss of $389 million, or $2.02 per share. The net loss included a loss from continuing operations of $3 million, or $0.01 per share, a loss from discontinued operations of $34 million, or $0.18 per share, and a charge for the impairment of goodwill of $352 million, or $1.83 per share, for the cumulative effect of the initial adoption of Statement of Financial Accounting Standards ("SFAS") No. 142, Goodwill and Other Intangibles. Included in the loss from continuing operations were after-tax restructuring and merger-related expenses of $95 million, or $0.49 per share, and after-tax costs related to the early retirement of debt of $4 million, or $0.02 per share. In addition, the reported net loss included after-tax gains of $65 million, or $0.34 per share, on the sale of 186,000 acres of nonstrategic forestland.

MEADWESTVACO Merger

On January 29, 2002, The Mead Corporation ("Mead") and Westvaco Corporation ("Westvaco") merged to form MeadWestvaco Corporation, creating a global company with leading positions in packaging, coated and specialty papers, consumer and office products, and specialty chemicals.

Mead and Westvaco announced their agreement in August 2001. The transaction was approved by the Boards of Directors and the shareholders of both companies at special meetings held on January 28, 2002. Under the terms of the transaction, Mead shareholders received one share of MeadWestvaco stock for each share of Mead stock held, and Westvaco shareholders received 0.97 shares of MeadWestvaco stock for each share of Westvaco stock held. Mead shareholders also received a cash payment of $1.20 per share paid by Mead. The merger was structured as a stock-for-stock exchange and was accounted for as an acquisition of Mead by Westvaco. Note A in the Consolidated Financial Statements provides summary pro forma information and details on the merger accounting.

Actions taken following the merger were expected to result in annual savings (synergies) of $325 million by the end of three years. The company now expects merger-related savings to be approximately $360 million during 2003, achieving a higher synergy benefit one year ahead of schedule. Some actions to effect these synergies were taken before the merger, including the closure of a paper mill in Tyrone, Pennsylvania, and restructuring actions in the Packaging segment. In addition, since the merger, the company has taken many other actions including the shutdown of four paper machines, the consolidation of corporate functions, the shutdown of a major data center and a research center, the reduction of purchasing and logistics costs, and the consolidation of information systems. As a result of these and other integration actions following the merger, the company achieved $191 million in ongoing savings in 2002.

During the year, the company also took actions to divest nonstrategic assets. In September, the company divested its U.S. containerboard business and received proceeds of $395 million, some of which was used to reduce debt. In September, the company also announced plans to divest 950,000 acres of nonstrategic forestland over five years. These and other integration actions, including the sale of the U.S. containerboard business, led to employee reductions of approximately 4,000 positions to date, or approximately 12% of the previous total employee base.

Recent Developments

On February 28, 2003, MeadWestvaco acquired AMCAL, Inc., a California-based company that designs and supplies licensed calendars, gifts and stationery products.  AMCAL employs approximately 60 people and will be included in the company's Consumer and Office Products segment.

In February 2003, the company announced it will close its general consumer packaging operations in Newark, Delaware. The facility converts paper and paperboard into printed packages and is part of the company's Packaging segment. The company expects to close the facility by late April 2003. As a result of this action, the company will incur a pretax charge of approximately $6 million. This charge is associated with employee restructuring costs, asset writedowns and other closure-related expenses. Approximately 80 people are employed at Newark. This action was taken as part of the company's strategy of pursuing more profitable packaging business in its targeted markets.

During the fourth quarter of 2002, the company announced plans to close a manufacturing plant in Greenville, Mississippi. The company expects to eliminate approximately 125 positions as a result of the shutdown. The company incurred a pretax charge of $8 million during the fourth quarter related to the closing.

During the year, the company divested 186,000 acres of nonstrategic forestland. These sales generated proceeds of $134 million and after-tax gains of $65 million, or $0.34 per share. The sale of forestlands in the fourth quarter totaled 126,000 acres which resulted in after-tax gains of $41 million, or $0.21 per share, on proceeds of $85 million.

The sale of the company's U.S. containerboard business generated proceeds of $395 million, some of which was used to reduce debt. This business was classified as held for sale in the third quarter of 2002. Accordingly, depreciation in that quarter was not recognized, and results of operations of the business were reported as discontinued operations. Discontinued operations include an after-tax loss on sale of $27 million and an after-tax loss from operations through September 30, 2002, of $7 million. During the fourth quarter of 2002, the company recorded a net loss from discontinued operations of $5 million related to the final resolution of the sale of the mill and related assets.

Results of Operations

The merger of Mead and Westvaco to form MeadWestvaco Corporation was completed on January 29, 2002. For accounting purposes, the merger was treated as an acquisition of Mead by Westvaco. Therefore, the historical financial statements of MeadWestvaco are the consolidated historical financial statements of Westvaco. Since the merger was effective January 29, 2002, current year results include approximately 11 months of Mead's operating results.

Effective January 29, 2002, Westvaco changed its fiscal year end from October 31 to December 31 and MeadWestvaco has a December 31 year end. Reflecting the change in year end for Westvaco, the results presented below also include the results of operations of Westvaco only for the transition period for the two months ended December 31, 2001 and 2000 (unaudited). Results for these transition periods are not indicative of results for a full year.

Year ended 2002

For purposes of comparison, presented below are 2002 results as reported under accounting principles generally accepted in the United States ("GAAP") and, for 2001, unaudited pro forma sales and income (loss) from continuing operations for the company and pro forma sales and operating profit for each business segment as if the merger had been completed at January 1, 2001. The pro forma profit information includes adjustments for increased depreciation, depletion and amortization due to purchase accounting rules which resulted in an increase to fair value of the historical cost of Mead's property, plant, equipment and forestland as well as identified intangible assets. No other changes were made to Mead's historical 2001 results in the pro forma information. The 2001 pro forma results include 12 months of results of Mead; whereas, due to the timing of the merger, 2002 reported results include only 11 months of results for Mead. This selected, unaudited, pro forma combined financial information for 2001 is included only for purposes of illustration and does not necessarily reflect what the operating results would have been if the business combination between Mead and Westvaco had been completed at the beginning of 2001, nor is it necessarily indicative of what the future operating results of the combined company will be.
In millions	Year ended December 31		Two months ended December 31		Fiscal year ended October 31
	2002	Pro forma 2001	2001	2000	2001	2000
Sales	$7,242	$7,636	$603	$631	$3,935	$3,857

Income [loss] from continuing operations	[3]	[13]	[22]	26	88	246

Sales for the year ended December 31, 2002 were $7.2 billion compared to $3.9 billion for the fiscal year ended October 31, 2001. The increase in sales was due to the merger. Viewing the companies on a pro forma combined basis, sales in the current year were five percent lower than in the same period in 2001 due to a weaker economic environment and the exclusion of Mead's January 2002 results.

The reported loss from continuing operations for 2002 was $3 million, or $0.01 per share, compared to income from continuing operations of $88 million, or $0.87 per share, for Westvaco for the fiscal year ended October 31, 2001. For 2002, the reported net loss was $389 million, or $2.02 per share, compared to net income of $88 million, or $0.87 per share, for Westvaco for the fiscal year ended October 31, 2001. Included in the 2002 net loss were a loss of $34 million, or $0.18 per share, related to discontinued operations and a charge of $352 million, or $1.83 per share, related to the cumulative effect of a change in accounting principle as of January 1, 2002 due to the adoption of SFAS No. 142. The loss from continuing operations for 2002 also includes after-tax restructuring and merger-related costs of $95 million, or $0.49 per share, an after-tax loss of $4 million, or $0.02 per share, due to the retirement of higher interest rate debt and after-tax gains on the sale of forestlands of $65 million, or $0.34 per share. Pretax restructuring and merger related costs of $75 million and $78 million were recorded within cost of sales and selling, research and administrative costs, respectively in 2002. In fiscal 2001, Westvaco incurred pretax restructuring charges of $57 million, or $35 million after taxes, recorded primarily in cost of sales and realized after-tax gains on the sale of forestlands of $22 million. Pension income, before settlement, curtailment and termination benefits, recorded in 2002 was $124 million before taxes compared to $135 million in fiscal 2001 for Westvaco.

Packaging Segment
In millions	Year ended December 31		Two months ended December 31		Fiscal year ended October 31
	2002	Pro forma 2001	2001	2000	2001	2000
Sales	$3,707	$3,591	$393	$402	$2,503	$2,265
Segment profit [loss][1]	316	246	[6]	41	196	351

1 Segment profit is measured as results before restructuring charges, net pension income, interest expense, income taxes, discontinued operations, extraordinary items and cumulative effect of accounting changes.

The Packaging segment produces bleached paperboard, coated natural kraft paperboard, linerboard and saturating kraft paperboard, and consumer packaging for beverage, cosmetics, food, healthcare, pharmaceutical and tobacco products as well as packaging for media products, including injection-molded plastic packaging. The segment produces corrugating medium, linerboard and consumer packaging products at its Brazilian subsidiary, Rigesa, Ltda. In addition, the segment manufactures and leases equipment used by its beverage and dairy customers to package their products.

Segment profit in 2002 was $316 million compared to 2001 pro forma profit of $246 million. Results for the company's unbleached packaging operations in Charleston, South Carolina, and in Brazil were stronger than the prior year. At the Charleston mill, higher shipments, primarily of linerboard, and lower costs, partially offset by lower average pricing, led to higher operating profit. At Rigesa, results were up over last year as volume, price and product mix improved over 2001, offsetting unfavorable currency exchange rates. Results also improved in the consumer packaging business as sales of DVD-related packaging, in which the company has a leading market position, were very strong worldwide, offsetting continued softness in markets for CD music packaging. Lower costs and improvement in markets for packaging for cosmetics, personal care, confectionery and tobacco products also contributed to stronger results in consumer packaging. Results in the packaging systems business were also strong as sales of beverage packaging increased in North America and Latin America compared to the prior year, offsetting softness in its other markets. In the company's bleached paperboard operations, the benefits of higher year-over-year shipments were offset by lower average prices and higher conversion costs. These higher conversion costs were due in part to higher scheduled maintenance expense and machine improvement downtime experienced early in the year at the Evadale, Texas, mill.

Results for 2002 also benefited compared to pro forma results for 2001 as a result of lower market-related downtime in the segment's bleached and unbleached businesses. In 2002, the company took downtime of approximately 61,000 tons with an estimated impact on pretax profit of $14 million compared to approximately 203,000 tons with an estimated impact on pretax profit of $43 million in 2001. In addition, results for the segment benefited from lower operating costs due to merger synergies and the elimination of goodwill amortization, which was $19 million on a pro forma basis for 2001. Shipments of bleached paperboard and linerboard were up over the prior year by 3% and 16%, respectively. In 2002, average prices for bleached paperboard were about 2% lower than in 2001, reflecting a weaker economy particularly in the first half of the year. Linerboard prices were approximately 7% lower than in 2001.

Paper Segment
In millions	Year ended December 31		Two months ended December 31		Fiscal year ended October 31
	2002	Pro forma 2001	2001	2000	2001	2000
Sales	$2,101	$2,508	$101	$115	$716	$865
Segment profit [loss][1]	[71]	[47]	[4]	13	41	130

1 Segment profit is measured as results before restructuring charges, net pension income, interest expense, income taxes, discontinued operations, extraordinary items and cumulative effect of accounting changes.

The Paper segment manufactures, markets and distributes coated printing papers, carbonless copy papers and industrial specialty papers.

Results for the Paper segment in 2002 reflect the effects of a weak economy and a strong U.S. dollar, particularly in the first half, which resulted in lower demand and lower prices. In response to weaker demand, the company took higher market-related downtime, primarily in the first half of the year. In 2002, the company took market-related downtime of approximately 97,000 tons with an estimated impact on pretax profit of $42 million compared to approximately 78,000 tons with an estimated impact on pretax profit of $31 million in 2001. Sales for the Paper segment decreased from the prior year's pro forma sales as a result of lower selling prices for all grades, most importantly coated paper in which prices were 7% below the prior year. Price increases for certain grades of coated paper were announced to take effect in October 2002; other increases were announced to take effect in January 2003. The price increases were not fully realized in 2002 as weaker mix and higher returns and allowances offset the effect of the increases. In addition, volumes were down from 2001 in coated paper by 12% reflecting weak economic conditions. Shipment volumes of carbonless paper declined 16% reflecting the weak economic conditions and the general market decline for carbonless paper. The decline is also due, in part, to shipment volumes including only eleven months of shipments for Mead in 2002 due to the timing of the merger.

The profit effect of lower sales and higher market-related downtime in 2002 compared to pro forma 2001 was somewhat offset by lower operating costs and manufacturing efficiencies resulting from merger synergies. During the year, the Paper segment took a number of significant actions to lower its costs and strengthen its market position. These actions included the consolidation of its sales force and product lines, the permanent shutdown of a coated paper machine and the announced plans to shut down eight sheeters at the Luke, Maryland, mill, and the closure of three older, high-cost paper machines and related facilities in Chillicothe, Ohio. The Paper segment results benefited from these merger synergies in 2002, and management expects that merger synergy benefits will be greater in 2003.

The markets in the specialty paper business were also challenging in 2002 as pricing and shipments were down by 4% and 10%, respectively, due to competing technologies for some of the company's products and a weak global economy. Downward pressure on pricing resulted from international competition. Although pricing and shipments declined in 2002 for specialty papers, operating profit improved slightly due to cost reduction actions.

Consumer and Office Products Segment
In millions	Year ended December 31		Two months ended December 31		Fiscal year ended October 31
	2002	Pro forma 2001	2001	2000	2001	2000
Sales	$1,053	$1,205	$57	$58	$358	$377
Segment profit [1]	131	88	1	1	10	10

1 Segment profit is measured as results before restructuring charges, net pension income, interest expense, income taxes, discontinued operations, extraordinary items and cumulative effect of accounting changes.

The Consumer and Office Products segment manufactures, markets and distributes school and office products, time management products and envelopes in North America through both retail and commercial channels.

Segment sales in 2002 were lower than pro forma sales for 2001 primarily due to the divestiture in 2001 and early 2002 of less profitable businesses. Sales were also lower for some commodity products due to increased competition and actions taken to improve the segment's product mix. Sales for the segment's licensed and proprietary branded products in the school, office and time management lines remained about even with pro forma 2001. During the third quarter of 2002, the company announced plans to close three envelope manufacturing plants in Worcester and Springfield, Massachusetts, and consolidate the northeastern envelope operations in Enfield, Connecticut. Results for the envelope business improved marginally over the prior year as the effects of the envelope integration efforts began to be realized. Compared to pro forma 2001 results, 2002 segment profits improved due to the elimination of $15 million of goodwill amortization and $10 million of lower bad debt expenses. In addition, reduced costs due to facility closures and divestitures in 2001 contributed to improved 2002 operating results as did less product obsolescence and lower sales-related, research and administrative costs compared to pro forma 2001 results.

Specialty Chemicals Segment
In millions	Year ended December 31		Two months ended December 31		Fiscal year ended October 31
	2002	2001	2001	2000	2001	2000
Sales	$343	$341	$50	$56	$348	$358
Segment profit [1]	57	61	4	9	63	65

1 Segment profit is measured as results before restructuring charges, net pension income, interest expense, income taxes, discontinued operations, extraordinary items and cumulative effect of accounting changes.

The Specialty Chemicals segment manufactures, markets and distributes specialty chemicals derived from saw dust and from by-products of the pulp and papermaking process. Products include activated carbon used in emission control systems for automobiles and trucks, printing ink resins, emulsifiers used in asphalt paving, and dyestuffs.

Profit for the segment declined slightly in 2002 compared to the prior year as a result of lower volume and prices in some industrial chemical markets, modestly offset by lower operating costs and improved sales and market conditions for dye dispersants and some ink resins. During 2002, sales of activated carbon products to the automotive market improved over the prior year as the company's product capabilities continue to be enhanced to meet higher auto and truck emission standards. Sales of asphalt emulsifiers and fabric dye dispersants also increased due to the introduction of new products and stronger export sales.

Other items

Selling, research and administrative expenses in 2002 reflect pretax restructuring and merger-related charges of $78 million recorded during the year. Excluding restructuring and merger-related charges in both years, 2002 selling, research and administrative costs were down from pro forma 2001, reflecting the benefit of merger-related synergies and the elimination of goodwill amortization. The company expects to continue to lower its selling, research and administrative expenses as a result of merger-related synergies. Interest expense increased to $309 million in 2002 compared to $208 million in fiscal 2001 for Westvaco only, due to debt assumed in the merger with Mead offset somewhat by lower interest rates. The effective tax rate of 80% represents the tax benefit on the pretax loss in 2002. Differences from the statutory rate result primarily from the effect of lower tax rates in some states where income and losses were apportioned as well as lower tax rates in international jurisdictions.

During the fourth quarter of 2002, earnings benefited from adjustments to inventory primarily related to LIFO (last-in, first-out) and other adjustments, partially offset by increased benefit accruals principally related to healthcare costs and workers' compensation. In addition, earnings benefited from favorable developments in 2002 related to environmental liabilities offset by provisions for litigation expense including asbestos-related cases.

Pension income, before settlement, curtailment and termination benefits, was $124 million before taxes in 2002, reflecting the company's continued overfunded position in its qualified plans. At December 31, 2002, total pension assets were $2.7 billion compared to a total projected benefit obligation of $2.4 billion. Pension income is expected to be approximately $65 million in 2003, reflecting a decline in the market value of plan assets, a reduction in the long-term rate of return to 8.5% from 8.75% for Westvaco and from 9% for Mead, and a reduction in the discount rate to 6.5%. The discount rates used for 2002 were 6.5% for Westvaco and 7% for Mead. However, the company's qualified pension plans remain overfunded, and the company does not expect to be required to make contributions to the plans in the near term. For additional information regarding the company's pension plans, see the critical accounting policies section of this Management's Discussion and Analysis of Financial Condition and Results of Operations.

Other expense [income], net increased in 2002 to $[109] million from $[48] million in fiscal 2001. The increase was primarily due to increased gains on sales of forestland which were $105 million before tax in 2002 compared to $35 million in fiscal 2001. Other expense [income], net in 2002 also included earnings from investees of $11 million offset by costs of $6 million before tax due to the early extinguishment of debt.

For the year ended December 31, 2002, capital spending totaled $424 million (including equipment leased to customers and capitalized software), which is well below the company's annual costs for depreciation, depletion and amortization of $674 million for 2002, as well as below earlier estimates for the year.

Outlook

While profitability in some of the company's packaging operations and in its Consumer and Office Products segment was stronger in 2002, results in other businesses, especially the company's coated paper operations, reflected weakness in the global economic environment. In the second half of 2002, prices for some grades of paperboard improved and price increases were announced for certain coated paper grades. Some of the coated paper price increases were announced to take effect in October 2002; other increases were announced to take effect in January 2003. Higher price realization for the company's coated paper products in 2003 will depend upon the strength of the economy and other specific factors such as demand for advertising, catalogs and other printed materials. Domestic producers of coated paper have faced import competition in recent years, fueled by the strong dollar. This has tended to depress the company's sales prices and volumes. The recent weakening of the U.S. dollar could, if continued, contribute to improved pricing and volumes.

The company took actions in 2002 to improve its competitive position in its coated paper business. Prior to the merger, the company closed a paper mill in Tyrone, Pennsylvania. In 2002, the company shut down three older less efficient paper machines and related facilities at the Chillicothe, Ohio, paper mill, shut down a coated paper machine and announced plans to shut down eight of the nine sheeters at its Luke, Maryland, paper mill and eliminated duplicate sales groups and other divisional resources. Management expects that these actions will lower this segment's future operating costs and will be consistent with the company's objective of creating the lowest cost and highest quality coated paper business in North America.

The company's Packaging segment had mixed results in 2002, with improved results in the segment's unbleached packaging operations in Charleston, South Carolina, and Brazil, in its consumer packaging business and in its packaging systems business. Results were down in the segment's coated board and bleached board businesses although volumes in bleached board were strong. Looking ahead to 2003, the company expects its Packaging segment to benefit from a lower cost structure, reflecting benefits from merger synergies, particularly in purchasing and logistics, as well as continued integration benefits at the Evadale, Texas, bleached board mill that was acquired at the end of 1999. In the second half of 2002, the company saw signs of improved demand for paperboard used in packaging. Improved volume in 2003 will depend on the overall level of economic activity in the United States and Europe. In 2002, the company's Brazilian operations posted improved earnings despite a weaker local currency and political uncertainty. Management expects results for the Brazilian packaging operation will continue to be healthy, but this will depend upon the economic and political environment in Brazil as well as the relative exchange rate of its currency. In consumer packaging, the company expects to benefit from cost reduction actions taken in 2002 and early 2003 as well as from continued growth in demand for DVD packaging. Sales of CD music packaging are expected to continue to be weak. At the current time, management expects demand to be healthy in its beverage packaging business in the United States; however, results in Europe will depend on the strength of the European economy.

In the Consumer and Office Products segment, the company expects demand for its products to continue to be steady, recognizing, however, that 2002 results in the segment benefited from less product obsolescence and lower sales-related expenses that may not be fully repeated in 2003. The company expects earnings for this segment will continue to benefit from cost reduction actions taken in 2002, ongoing product innovation and new product development, and additional leveraging of its strong position in major retail and commercial channels.

In 2002, earnings in the company's Specialty Chemicals segment benefited from strong demand for activated carbon products in the U.S. automotive market and strong demand for asphalt emulsifiers and dye dispersants in international markets. Management believes that this segment has strong positions in many of its markets due to a high level of innovation and service and the unique properties of some of its products. The company expects to continue to benefit from these factors; however, sales of some of its products will depend upon the strength of the global economy, and sales of its activated carbon products will depend upon the strength of the automotive markets, particularly in the United States.

The company expects future earnings will benefit from merger-related synergies. During 2002, the company took significant additional actions to lower its costs following the merger. The company closed packaging facilities to streamline its packaging operations; closed three northeastern envelope plants, consolidating their operations in Enfield, Connecticut; closed a consumer and office products plant in Front Royal, Virginia; consolidated duplicate corporate departments; and closed a major data center and a research center as a result of the merger. These, as well as other actions taken, have lowered the company's cost structure. Management expects to exceed the original estimates of merger-related synergies and will continue to seek additional opportunities for cost reductions. The company expects to realize total synergies of $360 million during 2003, achieving a higher synergy benefit than expected, one year ahead of schedule. This new target increased from the company's original goal of $325 million in 2004. In 2002, the company has realized merger synergies of $191 million.

Prior to the merger, both Mead and Westvaco began implementation of an enterprise-wide resource planning system across each of the respective companies. The implementations for both companies have gone well over the last few years. MeadWestvaco has adopted a single technology platform and is converting most of the remaining business units to that system. The conversion of remaining business units is proceeding well, and the company expects the continued implementation to proceed smoothly, however, the integration of the company's information systems necessarily involves risks.

The company also sold or announced the sale of nonstrategic assets in 2002. These sales included the U.S. containerboard business and the September 2002 announcement of plans to divest 950,000 acres of nonstrategic forestlands over five years, of which 186,000 acres were sold during 2002 for an after-tax gain of $65 million, or $0.34 per share. The company will continue to divest forestland that is no longer required to support the fiber requirements of its mills.

The first quarter of the year is a seasonally weaker period for several of the company's businesses, including the Consumer and Office Products segment and several Packaging segment businesses. In Consumer and Office Products, the company typically expects a loss in the first quarter as the business builds inventory in the first quarter for its back-to-school selling season in the second and third quarters and for the peak selling season for time-management products in the second half of the year. The first quarter is also a seasonally slower period for beverage packaging systems, many of the company's consumer packaging businesses and coated printing paper and bleached paperboard.

To enhance operating performance in its coated paper business, the company has accelerated planned maintenance and related expense of approximately $8 million from the second quarter to the first quarter of 2003. In January and February 2003, due to unusually cold weather conditions, fuel consumption was higher than expected and timber harvesting and transportation in certain regions of the country was affected. Furthermore, the cost of fuel increased over the same period last year due to higher prevailing energy prices on additional purchases as well as purchases in excess of the company's contracted amounts of expected fuel consumption. Costs were higher for the purchase and transportation of wood at several mills and, in some cases, production was reduced due to a shortage of wood. During January and February, the company experienced a number of brief outages at some of its mills due to weather and other temporary factors. The global economic environment continues to be weak and global political tensions are adding to the climate of economic uncertainty. Against this background, the company experienced a softening of order volume in February.

Capital spending is expected to be approximately $500 million in 2003. Depreciation, depletion and amortization are expected to be approximately $700 million in 2003.

Interest expense totaled $309 million in 2002. The company expects interest expense to be in the range of $275 million to $300 million in 2003. The company plans to continue to apply cash generated from operations and from on-going divestitures of nonstrategic forestlands to reduce debt.

The company currently estimates overall pension income in 2003 to be approximately $65 million before tax, compared to $124 million before tax in 2002. The company expects lower pension income due to the recent decline in the market value of pension assets, lower expected equity returns and other factors. The estimate assumes a lower long-term rate of return on plan assets of 8.5% compared to 9% and 8.75% for Mead and Westvaco in 2002, respectively. This estimate also assumes a discount rate of 6.5% compared to 7% and 6.5% for Mead and Westvaco in 2002, respectively.

Certain statements in this document and elsewhere by management of the company that are neither reported financial results nor other historical information are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Refer to the "Forward-looking statements" section later in this document.

Two-month transition period ended December 31, 2001

The two-month transition periods ended December 31, 2001 and 2000 (unaudited) and the fiscal years ended October 31, 2001 and 2000 presented below represent the results for Westvaco only.

Sales for the two months ended December 31, 2001 were $603 million compared to $631 million for the same period in 2000, due to an 11% decrease in average selling price, offset by an increase in volume of 7%. The company's results during this period reflected the weak global economic climate for many of the company's products and competitive pressures due to the strength of the U.S. dollar, particularly in the Paper segment.

The net loss for the two months ended December 31, 2001 was $22 million, or $0.21 per share, compared to net income of $26 million, or $0.26 per share, for the same period in 2000. Results for the two months ended December 31, 2001 reflect the effect of market-related downtime of about 70,000 tons, with an estimated negative impact on earnings of $15 million before taxes, or $0.09 per share, compared to only 31,000 tons, or about $8 million before taxes, or $0.05 per share, for 2000. Results for the 2001 period also include $0.10 per share in higher costs and expenses for the writedowns of plant and equipment taken out of service, writedowns of inventories due to lower cost or market valuations, increased costs associated with the acceleration of maintenance to coincide with market-related downtime, and other items principally relating to employee benefits and receivables.

Packaging segment: Sales for the Packaging segment decreased 2% for the two months ended December 31, 2001 compared to the same period in 2000 due to weaker business conditions and lower sales prices across the sector. Volume for the segment increased 10% during the two-month period as a result of acquisitions made during the 2001 fiscal year, while average prices were 12% lower. The Packaging segment experienced a loss of $6 million for the two months ended December 31, 2001 compared to operating profit of $41 million in the same period of the prior year due to the weaker economy which resulted in lower demand and prices for some bleached and unbleached paperboard, particularly heavy-weight paperboards and food-service products. Higher energy and chemical costs and the acceleration of maintenance projects during market-related machine downtime also contributed to lower operating profits. Responding to market conditions, the company took downtime at the Charleston, South Carolina; Covington, Virginia; and Evadale, Texas, mills of about 57,000 tons with an estimated negative impact on earnings of approximately $11 million before taxes, or $0.07 per share.

For the two months ended December 31, 2001, sales to the tobacco industry accounted for approximately 16% of Packaging segment sales compared to approximately 18% in the same period of 2000. Of these sales to tobacco markets, approximately 9% of the segment sales were attributable to foreign operations, exported or used to produce products for export while the remaining 7% was sold to the domestic tobacco industry for sale in the United States.

Paper segment: Paper segment sales for the two months ended December 31, 2001 decreased 12% from the same period in 2000 due to a decrease in average prices of 17%, offset by an increase in volume of 5%. The Paper segment experienced a loss of $4 million for the two months ended December 31, 2001 compared to an operating profit of $13 million for the same two-month period in 2000, principally due to a slower economy, the effect of a strong U.S. dollar and the resulting competitiveness of imports, weak pricing and market-related downtime of approximately 13,000 tons, which negatively impacted segment profit by about $4 million before taxes, or $0.02 per share.

Consumer and Office Products segment: Consumer and Office Products segment sales (which comprises only the envelope division) were down slightly from the prior year transition period while operating profit was about the same. Shipment volumes were down 2% in the 2002 transition period compared to the same period in 2001.

Specialty Chemicals segment: Sales for the Specialty Chemicals segment declined by 11% due to a decrease in average price of 13%, partially offset by an increase in volume of 2%. Sales declined due to slower economic activity and increased competition from products produced in the Far East. As a result of weak economic conditions, the company took market-related downtime to manage production and overall inventory levels. Operating profit for the two months ended December 31, 2001 declined 56% from the same period in 2000 to a level of $4 million due to weak market conditions and lower production.

Other items

Selling, research and administrative expenses increased 13% from the same period in 2000 as a result of acquisitions in the second half of fiscal year 2001. Interest expense decreased by 7% for the two-month period ended December 31, 2001 compared to the same period in 2000 due to lower interest rates. Other expense [income], net for the two-month period ended December 31, 2001, was $3 million compared to [$10] million, for same period in 2000. This decline is due primarily to the writeoff in December 2001 of a research facility that was closed. In 2000, other expense [income], net included a gain from the sale of a real estate lease in New York, New York. The effective tax rate of 43.6% represents a tax benefit resulting from a pretax loss recorded in the two months ended December 31, 2001. The same period in fiscal year 2001 reflected pretax income and a tax provision.

Fiscal year 2001

Sales for fiscal year 2001 were $3.9 billion compared to $3.8 billion for fiscal year 2000, due to an increase in volume of 4% offset by a 2% decrease in average prices. As a result of the weak economy, the company, through market-related downtime, reduced production by 194,000 tons, with an estimated negative impact on earnings of $44 million before taxes, or $0.27 per share, to manage production and overall inventory levels. Due to weak markets, demand and pricing for the company's coated papers and certain grades of paperboard declined. The strong U.S. dollar also affected the company's coated papers markets as the resulting competitiveness of imports affected pricing and volumes in coated papers.

Net income in fiscal year 2001 was $88 million, or $0.87 per share, compared to $246 million, or $2.44 per share, for fiscal year 2000. Earnings for fiscal year 2001 included a pretax restructuring charge of $57 million, or $0.35 per share, due to fixed asset writedowns, employee terminations and other exit costs, primarily due to the closings of the company's fine papers mill in Tyrone, Pennsylvania, and consumer packaging plants in Richmond, Virginia, and Memphis, Tennessee. Fiscal 2001 also included a $0.10 per share benefit resulting from increased utilization of domestic research and foreign tax credits and the resolution of prior years' tax issues and a pretax gain of $5 million, or $.03 per share, from the sale of a real estate lease in New York, New York. Earnings for fiscal year 2000 included a pretax restructuring charge of $27 million, or $0.18 per share, resulting primarily from a writedown of assets due to the anticipated decline in future sales of folding cartons to domestic tobacco markets, a pretax gain of $11 million, or $0.07 per share, from the sale of a liquid packaging plant previously written down as part of the restructuring charge in 1999, an after-tax charge of $9 million, or $0.09 per share, from the early retirement of higher interest rate debt, and an after-tax gain of $4 million, or $0.04 per share, from the sale of an interest in a joint venture in China.

Packaging segment: Sales for the packaging segment increased 11% from fiscal year 2000 due to the acquisitions of AGI (formerly known as IMPAC), which was acquired in July 2000, and of Alfred Wall AG, which was acquired in the third quarter of fiscal 2001. Volume for the segment increased 14% and price decreased by 3%. Operating profit for the packaging segment for fiscal year 2001 decreased by 44% to $196 million from fiscal 2000 due to the weaker economy and increased energy costs, as well as lower demand and prices for some bleached and unbleached paperboard. Responding to market conditions, the company took downtime at the Charleston, South Carolina; Covington, Virginia; and Evadale, Texas, mills of about 174,000 tons with an estimated negative impact on annual earnings of $37 million before taxes. An additional 17,000 tons of downtime was taken in August 2001 due to a manufacturing interruption at the Evadale, Texas, mill, but the production rate was fully recovered by September.

During fiscal year 2001, approximately 15% of Packaging segment sales were made to the tobacco industry for packaging tobacco products compared to approximately 19% for fiscal year 2000. Of these tobacco sales, approximately 8% of segment sales were exported or used to produce products for export with the remaining 7% sold to the domestic tobacco industry for sale in the United States.

Rigesa, the company's Brazilian subsidiary, benefited from increased demand for most of its value-added products, particularly fruit packaging, although its operating profit and revenues declined compared to the fiscal year 2000 period as a result of weaker local currency exchange rates.

Paper segment: Paper segment sales for the fiscal year 2001 decreased 17% from the fiscal year 2000 due to decreases in volume of 16% and price of 1%. A strong U.S. dollar and the resulting competitiveness of imports affected pricing and volumes in coated papers as did the lower level of economic activity. Paper segment operating profit decreased substantially to $41 million for fiscal 2001 compared to $130 million for fiscal year 2000, principally due to a slowing economy, as well as higher energy costs and market-related downtime of approximately 21,000 tons, which negatively impacted segment profit by about $7 million before taxes.

Consumer and Office Products segment: Sales for the segment (which comprises only the envelope division) were down approximately 5% in fiscal 2001 from fiscal 2000. Prices and volumes were down 1% and 4%, respectively, in fiscal 2001 as compared to fiscal 2000. Operating profit in fiscal 2001 was relatively consistent with results from fiscal 2000 as costs were lower in fiscal 2001.

Specialty Chemicals segment: Sales for the Specialty Chemicals segment declined by 3% in fiscal year 2001 due to a decrease in volume of 6%, partially offset by an increase in price of 3%. Sales of resins used in printing inks and other products increased while sales of fabric dye dispersants declined due to slower economic activity and increased competition from products produced in the Far East. Sales of carbon products for emission protection in the automotive markets were weaker due to a lower level of economic activity. The fiscal year 2001 operating profit declined 3% to a level of $63 million due to higher fuel prices.

Other items

Selling, research and administrative expenses increased 31% as a result of acquisitions in the current year compared to fiscal year 2000 in which acquisitions were included for only a portion of the year. The increase is also attributable to the continued development of the company's technology platform. Interest expense increased by 8% in fiscal year 2001 compared to fiscal year 2000 due to higher interest costs relating to acquisitions closed during the prior year. Other expense [income], net of $[48] million in fiscal 2001 changed from $[43] million in fiscal 2000 due primarily to lower interest income while gains on land sales were higher by 30% due to an increased level of sales activity following the company's strategic review of its forestland holdings. Earnings for fiscal year 2001 include pretax gains from land sales of $35 million compared to $27 million in fiscal year 2000. Other expense [income] also includes a pretax gain of $5 million, from the sale of a real estate lease in New York, New York. In fiscal 2000, other expense [income], net also included pretax costs of $14 million associated with the extinguishment of debt. The effective tax rate for fiscal year 2001 decreased to 25.4% from 36.9% in the prior fiscal year, primarily due to an increase in the proportion of earnings attributable to foreign operations and subject to lower rates, research credit utilization and the favorable resolution of prior years' tax issues, partially offset by higher nondeductible goodwill amortization.

LIQUIDITY AND CAPITAL RESOURCES

Cash generated from operations and the proceeds from sales of nonstrategic assets provided the major source of funds for the company. Short-term borrowings are used to finance seasonal needs during spring and summer as the Packaging and Consumer and Office Products segments are building seasonal inventories. Cash and cash equivalents totaled $372 million at December 31, 2002 compared to $102 million at December 31, 2001. The company had no short-term borrowings outstanding at December 31, 2002 compared to $75 million at December 31, 2001.

Operating activities

The company generated cash flows from operations of $494 million in 2002. Cash flows from operating activities for Westvaco only for the two-month transition period ended December 31, 2001 and fiscal years ended October 31, 2001 and 2000 were $34 million, $253 million and $583 million, respectively. The ratio of current assets to current liabilities was 1.5 at December 31, 2002 compared to 1.4 at December 31, 2001.

Investment activities

Capital spending totaled $424 million for the year ended December 31, 2002, which includes additions to equipment leased to customers and capitalized software. This level of capital spending is well below the company's 2002 charges for depreciation, depletion and amortization of $674 million in 2002. The company currently estimates that capital expenditures will be approximately $500 million and depreciation, depletion and amortization will be approximately $700 million for 2003. Capital expenditures for Westvaco only for the two-month transition period ended December 31, 2001 and fiscal years ended October 31, 2001 and 2000 were $54 million, $291 million and $214 million, respectively.

Future capital expenditures will be used to support the company's current primary production capacity levels, address the requirements of consumer packaging facilities to satisfy anticipated customer needs, cover anticipated environmental capital expenditures, and strengthen the company's technology platform. During 2002, the company completed the sale of its U.S. containerboard business as well as 186,000 acres of forestlands. Total proceeds from these and other asset sales were $530 million in 2002. Some of the proceeds from the sale of assets were used to reduce debt in 2002.

Financing activities

In December 2001, MeadWestvaco arranged a $500 million bank credit facility that expires in December 2006 and an additional $500 million bank credit agreement with a 364-day maturity that was renewed in December 2002. This renewed facility expires in December 2003. The combined $1 billion of credit facilities were unused at December 31, 2002. Borrowings under these agreements can be in unsecured domestic or Eurodollar notes and at rates approximating prime or the London Interbank Offered Rate (LIBOR) at the company's option. The $1 billion revolving credit agreements contain certain financial covenants with which the company is in compliance.

There were no commercial paper borrowings at December 31, 2002 and $75 million was outstanding at December 31, 2001. Average commercial paper borrowings were $213 million in 2002 compared to $15 million in fiscal 2001 at average rates of 2.2% and 6%, respectively. At December 31, 2002, approximately 20% of the company's debt were variable rate (primarily tax-exempt bonds), after factoring in the company's interest-rate swaps. The weighted-average interest-rate on the company's variable-rate debt was 1.3% in 2002.

The percentage of debt to total capital for MeadWestvaco was 48.8% at December 31, 2002 and 55.3% at December 31, 2001. Factoring in cash on hand at December 31, 2002 designated to retire debt early in 2003, the debt to capital ratio was 47.2%. At December 31, 2002, the company had $363 million of notes payable and current maturities of long-term debt compared to $167 million at December 31, 2001. Cash and cash equivalent balances at December 31, 2002 and 2001 were $372 million and $102 million, respectively.

As part of the merger with Mead, the company assumed approximately $1.7 billion of net debt (total debt of Mead less cash on hand). Total net debt at the merger date was approximately $4.4 billion, which includes both Mead and Westvaco debt and cash balances. During 2002, approximately $255 million of debt was repaid. In addition, in February 2003 the company retired $300 million of debt using cash on hand at December 31, 2002. Pretax costs to retire the debt will be approximately $8 million in the first quarter of 2003.

On March 8, 2002, MeadWestvaco filed a registration statement with the Securities and Exchange Commission on Form S-3, covering up to $1 billion in debt securities. On April 2, 2002, the company issued $750 million of 6.85% ten-year notes covered by this registration statement for the purpose of repayment of commercial paper. It is the company's policy to finance the major portion of its long-term borrowing needs with notes payable and bonds with longer maturities rather than relying on short-tem debt; and to use interest-rate swaps, where feasible, to convert fixed-rate interest to floating-rate interest. During the second quarter of 2002, the company issued $125 million of industrial development revenue refunding bonds. The proceeds were used to retire the refunded bonds during the third quarter.

During the fourth quarter of 2002, the company issued $300 million of 30-year debentures covered by the registration statement filed on March 8, 2002. Substantially all of the net proceeds from the sale of the debentures were used to repay maturing long-term debt and to refinance higher interest rate debt that was repaid in February 2003. In connection with the early redemption and payment of debt in the fourth quarter, the company incurred $6 million of pretax charges.

In connection with the company's restructuring of its corporate organization, the guarantees of MeadWestvaco's publicly registered debt, including the guarantees of Mead's and Westvaco's respective issuances of publicly registered debt, have been terminated.

The Board of Directors has approved the filing of a shelf registration statement covering up to $500 million in debt securities to provide for the repayment of maturing debt and the replacement of higher coupon debt with lower cost debt.

On January 30, April 23, June 25, and November 2, 2002 and on January 28, 2003, the Board of Directors declared a dividend of $0.23 per share. MeadWestvaco had announced an annual dividend rate of $0.92 per share. During 2002, the company paid $206 million of dividends to its shareholders, which includes $23 million declared in December 2001 but paid in 2002.

Environmental and legal matters

The company's operations are subject to extensive regulation by federal, state and local authorities, as well as regulatory authorities with jurisdiction over foreign operations of the company. Mead and Westvaco made significant capital expenditures to comply with environmental laws, rules and regulations. Due to changes in environmental laws and regulations, the application of such regulations and changes in environmental control technology, it is not possible for the company to predict with certainty the amount of capital expenditures to be incurred in the future for environmental purposes. Taking these uncertainties into account, MeadWestvaco estimates that it will incur approximately $45 million in capital expenditures in 2003 and $52 million in 2004. Approximately $49 million was spent on environmental capital projects in 2002.

A portion of anticipated future environmental capital expenditures of MeadWestvaco will concern compliance with regulations promulgated under the Clean Air Act and Clean Water Act (the "Cluster Rules") designed to reduce air and water discharges of specific substances from U.S. pulp and paper mills by 2006. MeadWestvaco has taken major steps to comply with the Cluster Rules. MeadWestvaco expects to incur capital expenditures beyond the expenditures stated above of approximately $55 million to comply with the Cluster Rules by 2006. Additional operating expenses will be incurred as capital installations required by the Cluster Rules are put into service.

The company has been notified by the U.S. Environmental Protection Agency (the "EPA") or by various state or local governments that it may be liable under federal environmental laws or under applicable state or local laws with respect to the cleanup of hazardous substances at sites previously operated or used by Mead or Westvaco. The company is currently named as a potentially responsible party ("PRP"), or has received third-party requests for contribution under the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA) and similar state or local laws with respect to numerous sites. There are other sites which may contain contamination or which may be potential Superfund sites but for which MeadWestvaco has not received any notice or claim. The potential liability for all these sites will depend upon several factors, including the extent of contamination, the method of remediation, insurance coverage and contribution by other PRPs. The company regularly evaluates its potential liability at these various sites. MeadWestvaco has liabilities of approximately $34 million for estimated potential cleanup costs based upon its close monitoring of ongoing activities and its past experience with these matters. This reflects a reduction of approximately $10 million in its liabilities in the fourth quarter of 2002 based on favorable developments and new information. Amounts to be charged to this liability are not included in the anticipated capital expenditures previously stated. The company believes that it is reasonably possible that costs associated with these sites may exceed amounts of recorded liabilities by an amount that could range from an insignificant amount to as much as $40 million. This estimate is less certain than the estimate upon which the environmental liabilities were based. After consulting with legal counsel and after considering established liabilities, the resolution of pending litigation and proceedings are not expected to have a material adverse effect on the consolidated financial condition, results of operations or liquidity of the company.

As with numerous other large industrial companies, the company has been named a defendant in asbestos-related personal injury litigation. Typically, these suits also name many other corporate defendants. All of the claims against the company resolved to date have been concluded before trial, either through dismissal or through settlement with immaterial payments to the plaintiff. To date, the costs resulting from the litigation, including settlement costs, have not been significant. As of February 15, 2003, there were approximately 550 lawsuits. Management believes that the company has substantial indemnification protection and insurance coverage, subject to applicable deductibles and policy limits, with respect to asbestos claims. The company has valid defenses to these claims and intends to continue to defend them vigorously. Additionally, based on its historical experience in asbestos cases and an analysis of the current cases, the company believes that it has adequate amounts accrued for potential settlements and judgments in asbestos-related litigation. The company has established litigation liabilities of approximately $36 million, a significant portion of which relates to asbestos liabilities, including adjustments recorded in the fourth quarter of 2002. Should the volume of litigation grow substantially, it is possible that the company could incur significant costs in future years resolving these cases. Although the outcome of this type of litigation is subject to many uncertainties, after consulting with legal counsel, the company does not believe that such claims will have a material adverse effect on its consolidated financial condition, liquidity or results of operations.

MeadWestvaco is involved in various other litigation and administrative proceedings arising in the normal course of business. Although the ultimate outcome of such matters cannot be predicted with certainty, management does not believe that the currently expected outcome of any matter, lawsuit or claim that is pending or threatened, or all of them combined, will have a material adverse effect on its consolidated financial condition, liquidity or results of operations.

Other Items Including Restructuring and Business Improvement Actions

Charges incurred during 2002 for restructuring and other merger-related activities primarily relate to the former Westvaco operations. Other restructuring and merger-related costs include charges for integration-related consulting and costs associated with relocating certain Westvaco functions which are expensed as incurred. Although these charges related to individual segments, such amounts are reflected in corporate and other for segment reporting purposes. The company also established accruals relating primarily to employee separation costs, facility closure costs and other actions relating to the integration of certain Mead operations into MeadWestvaco. Costs associated with these actions are recognized as a component of purchase accounting, resulting in adjustments to goodwill. Accordingly, these costs do not impact current earnings and have not been allocated to segments.

Year ended December 31, 2002

For the year ended December 31, 2002, MeadWestvaco recorded total pretax restructuring charges and other merger-related costs of $153 million. Approximately $75 million and $78 million of the costs were recorded within cost of sales and selling, research and administrative expenses, respectively, and approximately $56 million had a cash effect. Of these amounts, $18 million and $19 million recorded to cost of sales and selling, research and administrative expenses were recorded in the fourth quarter.

The following table and discussion present additional detail of the charges by business segment:
In millions	Asset writedowns	Employee costs	Inventory writedowns	Other costs	Other merger- related costs	Total
Packaging	$ 12	$ 9	$1	$1	$ -	$ 23
Paper	12	4	1	1	13	31
Consumer and Office Products	5	3	1	2	3	14
Corporate and other	20	20	-	-	45	85
	$49	$36	$3	$4	$61	$153
	=	==	=	=	==	==

In millions	Employee costs	Other costs	Total
Balance of related accruals at October 31, 2000	$ -	$ -	$ -
Add: current charges	9	5	14
Less: payments	2	-	2
Balance of related accruals at October 31, 2001	7	5	12
Add: current charges	-	-	-
Less: payments	3	3	6
Balance of related accruals at December 31, 2001	4	2	6
Add: current charges	36	4	40
Less: payments	18	3	21
Balance of related accruals at December 31, 2002	$22	$3	$25
	==	=	==

Packaging: Due to the company's exit from the U.S. tobacco carton market, the company reviewed certain long-lived assets in its consumer packaging business for impairment. As a result of the review, production facilities were written down to their fair values, and the company recorded a pretax impairment charge of $4 million.

The company also took actions to streamline its packaging operations through the planned shutdown of a packaging plant in Greenville, Mississippi, the planned disposal of a packaging plant in Richmond, Virginia, and other cost-reduction measures. These actions resulted in a pretax charge of $19 million. This charge was primarily due to the writedown of long-lived assets and employee costs covering approximately 334 former Westvaco employees. As of December 31, 2002, 127 of those employees had separated; the remaining separations are expected to occur by the end of the second quarter of 2003.

Paper: As part of the company's planned integration strategy, MeadWestvaco announced the permanent closure of an older, high-cost coated paper machine at the Luke, Maryland, mill. Charges in 2002 associated with the shutdown included $12 million to write down the assets. Integration of the Mead and Westvaco paper groups resulted in $4 million of costs covering approximately 220 former Westvaco employees. As of December 31, 2002, 37 of those employees had separated. The remaining separations are expected to occur by the end of the second quarter of 2003. In addition, in 2002, the company recognized related inventory writedowns of $1 million.

Consumer & Office Products: During 2002, the company closed three of this segment's envelope plants; one located in Worcester, Massachusetts, and two located in Springfield, Massachusetts, and transferred product manufacturing to other company facilities. Closing the plants resulted in a pretax charge of approximately $11 million. The charges are associated with asset writedowns, employee costs and other closure-related expenses covering approximately 200 former Westvaco employees. As of December 31, 2002, 72 of these employees had separated from the company. The remaining separations are expected to occur by the end of the first quarter 2003.

Corporate and other: As part of the company's planned integration strategy, the reorganization of overlapping corporate and other business units, principally information technology, finance, forestry, purchasing and logistics, resulted in current year-to-date charges that included $20 million of asset writedowns and $20 million of employee costs covering about 400 employees. Approximately one-half of the employees have separated from the company as of December 31, 2002, and the remaining are expected to separate in 2003.

MeadWestvaco had previously announced plans to take actions resulting in annual synergies of $325 million by the end of 2004. A number of actions were taken before the merger, including the closure of a paper mill in Tyrone, Pennsylvania, and restructuring actions in the Packaging segment. Since the merger, the company has sold its U.S. containerboard business and taken or announced a number of other steps. As a result of these and other integration actions following the merger, the company achieved a total of $191 million of synergies in 2002. The company expects to achieve $360 million of synergies by the end of 2003. These and other integration actions, including the sale of the containerboard business, led to employee reductions of approximately 4,000 positions to date, or about 12% of the total employee base.

Fiscal year ended October 31, 2001

During the fiscal year ended October 31, 2001, Westvaco recorded total pretax restructuring charges of $57 million, including $55 million within cost of sales and $2 million within selling, research and administrative expenses. The charges were primarily attributable to realignment of the consumer packaging operations and the shutdown of a paper mill in Tyrone, Pennsylvania. As of December 31, 2002, all of the actions related to these charges were complete, and the balance of the accruals for employee and other costs were substantially utilized.

Critical Accounting Policies

The company's principal accounting policies are described in the Summary of Significant Accounting Policies in the Notes to Financial Statements filed with the accompanying consolidated financial statements. The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of some assets and liabilities and, in some instances, the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. Management believes the accounting policies discussed below represent those accounting policies requiring the exercise of judgment where a different set of judgments could result in the greatest changes to reported results. The company's management has discussed the development and selection of the critical accounting estimates with the Audit Committee of the Board of Directors, and the Audit Committee has reviewed the company's disclosure.

Environmental and legal liabilities:  The company records accruals for estimated environmental liabilities when remedial efforts are probable and the costs can be reasonably estimated. These estimates reflect assumptions and judgments as to the probable nature, magnitude and timing of required investigation, remediation and monitoring activities as well as availability of insurance coverage and contribution by other potentially responsible parties. Due to the numerous uncertainties and variables associated with these assumptions and judgments, and changes in governmental regulations and environmental technologies, accruals are subject to substantial uncertainties, and actual costs could be materially greater or less than the estimated amounts. The company records accruals for other legal contingencies when the contingency is probable of occurring and reasonably estimable.

Restructuring and other charges:  In 2002 and 2001, the company recorded charges for the reduction of its workforce, the closure of manufacturing facilities and other merger-related items, including charges for integration-related consulting and costs associated with relocating certain company functions. These events require estimates of liabilities for employee separation payments and related benefits, demolition, environmental cleanup and other costs, which could differ from actual costs incurred.

Pension and postretirement benefits: Assumptions used in the determination of pension income and postretirement benefit expense, including the discount rate, the expected return on plan assets, and increases in future compensation and medical costs are evaluated by the company, reviewed with the plan actuaries annually and updated as appropriate. Actual asset returns and compensation and medical costs, which are more favorable than assumptions, can have the effect of lowering expense and cash contributions, and, conversely, actual results, which are less favorable than assumptions, could increase expense and cash contributions. In accordance with GAAP, actual results that differ from assumptions are accumulated and amortized over future periods and, therefore, affect expense in such future periods.

The qualified pension plans continue to be overfunded although the value of pension fund assets has declined significantly from $3.2 billion on a pro forma combined basis at December 31, 2001 to $2.7 billion at December 31, 2002, reflecting overall equity market performance. The aggregate of qualified plans' pension assets exceeded projected benefit obligations by about 13% at December 31, 2002. In order for the company to be required to make any cash contributions to any individual qualified plan in the near term, a further decline of about 10% in the value of fund assets would be necessary.

In 2002, the company recorded pension income before settlements, curtailments, termination benefits and discontinued operations of approximately $124 million before tax in 2002, which did not have any effect on cash flows. Due to the decline in the market value of pension assets, lower interest rates, lower expected equity returns and other factors, pension income will be lower in 2003. The company currently estimates overall pension income in 2003 will be approximately $65 million before tax, which will not have any effect on cash flows. The estimate assumes a lower long-term rate of return on plan assets of 8.5% compared to 9% and 8.75% for Mead and Westvaco in 2002, respectively. This estimate also assumes a discount rate of 6.5% compared to 7% and 6.5% for Mead and Westvaco in 2002, respectively.

Long-lived assets

Useful lives: Useful lives of tangible and intangible assets are based on management's estimates of the periods over which the assets will be productively utilized in the revenue-generation process or for other useful purposes. Factors that affect the determination of lives include prior experience with similar assets, product life expectations and industry practices. The determination of useful lives dictates the period over which tangible and intangible long-lived assets are depreciated or amortized, typically using the straight-line method.

Tangible assets: The company reviews long-lived assets other than goodwill and indefinite lived intangible assets for impairment in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-lived Assets. The statement requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, such as:
    significant underperformance relative to expected historical or projected future operating results;
    significant negative industry or economic trends;
    significant changes in the manner of the use of acquired assets; or
    the loss of a significant customer.

Considerable judgment must be exercised as to determining future cash flows and their timing and, possibly, choosing business value comparables or selecting discount rates to use in any value computations.

Intangible assets: Business acquisitions often result in recording intangible assets; the values of which are often based upon, in part, independent third-party appraisals. Like long-lived tangible assets, intangible assets are subject to periodic impairment reviews whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. As with tangible assets, considerable judgment must be exercised.

Goodwill: Goodwill arises in business combinations when the purchase price of assets acquired exceeds the appraised value. As with tangible and intangible assets, periodic impairment reviews are required, at least annually, as well as when events or circumstances change. As with impairment reviews of tangible and intangible assets, management uses judgment in assessing goodwill for impairment. In accordance with the transition provisions of SFAS No. 142, the company assessed the value of its goodwill as of January 1, 2002 and determined an impairment charge was warranted. The nature of the charge is discussed in Note H to the consolidated financial statements. The company will review the recorded value of its goodwill annually or sooner, if events or changes in circumstances indicate that the carrying amount may exceed fair value. At December 31, 2002, goodwill totaled $743 million, representing approximately 6% of total assets.

Revenue recognition: The company recognizes revenues at the point title and the risk of ownership passes with recognition of appropriate allowances for estimated returns and allowances based on historical experience, current trends and any notification received of pending returns. Changing economic conditions and markets may require adjustment to allowances, if unforeseen events occur.

Stock options: The company applies Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, as amended, in accounting for its stock option plans. That opinion does not require a company to expense the value of stock options granted to employees. However, if compensation cost for the company's stock options granted in 2002 had been determined based on the fair value method of SFAS No. 123, Accounting for Stock-Based Compensation, the company's expense would have been $2 million after-tax.

Recently adopted accounting standards

Effective January 1, 2002, the company adopted the provisions of SFAS No. 142. For further discussion, see Note H to the consolidated financial statements.

Effective January 1, 2002, the company adopted the provisions of SFAS No. 144. This statement supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, and the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, for the disposal of a segment of a business. As a result of adopting this statement, the company was required to classify the U.S. containerboard business as a discontinued operation. See Note B to the consolidated financial statements for further information.

In April 2002, the Financial Accounting Standards Board (FASB) issued SFAS No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections. SFAS No. 145 eliminates the requirement to present gains and losses on the early extinguishment of debt as an extraordinary item and resolves accounting inconsistencies for certain lease modifications. The company adopted this standard effective as of January 1, 2002, which required the reclassification of a loss on the early extinguishment of debt during the fiscal year ended October 31, 2000. The adoption had no impact on the company's consolidated results of operations or financial position.

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure. SFAS No. 148 amends SFAS No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair-value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. Although the company has not changed to the fair-value based method, the disclosure requirements of this statement have been adopted in the financial statements.

Recently issued accounting standards

In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 requires that an obligation associated with the retirement of a tangible long-lived asset be recognized as a liability when incurred. Subsequent to initial measurement, an entity recognizes changes in the amount of the liability resulting from the passage of time and revisions to either the timing or amount of estimated cash flows. SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. Management believes the adoption of SFAS No. 143 will result in an after tax charge of approximately $4 million recognized as a cumulative effect of an accounting change effective January 1, 2003.

In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. Management believes that the adoption of SFAS No. 146 could affect the timing of recognition of costs associated with future exit or disposal activities.

In November 2002, the FASB issued Interpretation (FIN) No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees Including Indirect Guarantees of Indebtedness of Others. FIN No. 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements in this interpretation are required for financial statements of periods ending after December 15, 2002. The initial measurement provisions of the interpretation are applicable on a prospective basis for guarantee issues or modified after December 31, 2002. Management believes that the adoption of FIN No. 45 will not have a significant effect on the financial statements.

In January 2003, the FASB issued FIN No. 46, Consolidation of Variable Interest Entities. This interpretation requires consolidation by business enterprises of variable interest entities (commonly referred to as special purpose entities), which meet certain characteristics. The interpretation applies to variable interest entities created after January 31, 2003 and to variable interest entities in which an enterprise obtains an interest after that date. The company does not expect the adoption of FIN No. 46 to have a material impact on the consolidated financial statements.

Forward-looking statements

Certain statements in this document and elsewhere by management of the company that are neither reported financial results nor other historical information are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such information includes, without limitation, the business outlook, assessment of market conditions, anticipated financial and operating results, strategies, future plans, contingencies and contemplated transactions of the company. Such forward-looking statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties and other factors which may cause or contribute to actual results of company operations, or the performance or achievements of each company, or industry results, to differ materially from those expressed or implied by the forward-looking statements. In addition to any such risks, uncertainties and other factors discussed elsewhere herein, risks, uncertainties and other factors that could cause or contribute to actual results differing materially from those expressed or implied for the forward-looking statements include, but are not limited to, events or circumstances which affect the ability of MeadWestvaco to continue to realize anticipated cost savings and to integrate successfully; competitive pricing for the company's products; changes in raw materials pricing; energy and other costs; fluctuations in demand and changes in production capacities; changes to economic growth in the United States and international economies; government policies and regulations, including, but not limited to those affecting the environment and the tobacco industry; adverse results in current or future litigation, and currency movements. MeadWestvaco undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise. Investors are advised, however, to consult any further disclosures made on related subjects in the company's reports filed with the SEC.

FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF OPERATIONS
In millions, except per share data	Year ended December 31	Two-month transition period ended December 31	Fiscal year ended October 31
	2002	2001	2001	2000

Net sales	$7,242	$ 603	$3,935	$3,857

Cost of sales	6,201	540	3,274	3,025
Selling, research and administrative expenses	856	66	383	293
Interest expense	309	33	208	192
Other expense [income], net	[109]	3	[48]	[43]

Income [loss] from continuing operations before income taxes	[15]	[39]	118	390
Income tax provision [benefit]	[12]	[17]	30	144

Income [loss] from continuing operations	[3]	[22]	88	246
Discontinued operations	[34]	-	-	-
Cumulative effect of accounting change	[352]	-	-	-

Net income [loss]	$ [389]	$[22]	$ 88	$ 246
	===	===	===	===

Income [loss] per share - basic and diluted:
Income [loss] from continuing operations	$[0.01]	$[0.21]	$0.87	$2.44
Discontinued operations	[0.18]	-	-	-
Cumulative effect of accounting change	[1.83]	-	-	-
Net income [loss]	$[2.02]	$[0.21]	$0.87	$2.44
	====	====	===	===

Shares used to compute net income [loss] per share:
Basic	192.1	102.5	101.5	100.6
Diluted	192.1	102.5	101.6	100.9

The accompanying notes are an integral part of these financial statements.

MeadWestvaco Corporation and consolidated subsidiary companies

FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS
In millions, except per share data
	December 31
	2002	2001
ASSETS
Cash and cash equivalents	$ 372	$ 102
Accounts receivable, net	894	396
Inventories	1,002	435
Other current assets	163	101
Current assets	2,431	1,034

Property, plant, equipment and forestlands, net	7,834	4,203

Prepaid pension asset	970	800
Goodwill	743	561
Other assets	943	230
	$12,921	$6,828
	=====	====
LIABILITIES AND SHAREHOLDERS' EQUITY
Accounts payable and accrued expenses	$ 1,240	$ 544
Notes payable and current maturities of long-term obligations	363	167
Income taxes payable	17	15
Current liabilities	1,620	726

Long-term debt	4,233	2,697
Other long-term obligations	480	83
Deferred income taxes	1,757	1,007

Shareholders' equity:
Common stock, $0.01 par (2001-$5.00 par, at stated value)
Shares authorized: 600,000,000 (2001-300,000,000)
Shares issued: 200,039,422 (2001-103,170,667)	2	816
Additional paid-in capital	3,908	-
Retained earnings	1,104	1,687
Accumulated other comprehensive income [loss]	[183]	[172]
Common stock in treasury, at cost
Shares held: zero (2001 - 615,841)	-	[16]
	4,831	2,315
	$12,921	$6,828
	=====	====

 The accompanying notes are an integral part of these financial statements.

MeadWestvaco Corporation and consolidated subsidiary companies

FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
In millions	Outstanding shares	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income [loss]	Common stock in treasury	Total shareholders' equity
Balance at October 31, 1999	100.3	$766	$ -	$1,607	$[130]	$[72]	$2,171
Comprehensive income:
Net income	-	-	-	246	-	-	246
Foreign currency translation	-	-	-	-	[6]	-	[6]
Comprehensive income							240
Cash dividends	-	-	-	[88]	-	-	[88]
Repurchases of stock	[0.1]	-	-	-	-	[4]	[4]
Exercise of stock options	0.5	2	-	[3]	-	15	14

Balance at October 31, 2000	100.7	768	-	1,762	[136]	[61]	2,333
Comprehensive income:
Net income	-	-	-	88	-	-	88
Foreign currency translation	-	-	-	-	[48]	-	[48]
Minimum pension liability, net of taxes	-	-	-	-	[3]	-	[3]
Comprehensive income							37
Cash dividends	-	-	-	[89]	-	-	[89]
Repurchases of stock	[0.1]	-	-	-	-	[2]	[2]
Exercise of stock options	1.8	48	-	[29]	-	43	62

Balance at October 31, 2001	102.4	816	-	1,732	[187]	[20]	2,341
Comprehensive [loss]:
Net loss	-	-	-	[22]	-	-	[22]
Foreign currency translation	-	-	-	-	15	-	15
Comprehensive [loss]							[7]
Cash dividends	-	-	-	[23]	-	-	[23]
Exercise of stock options	0.2	-	-	-	-	4	4

Balance at December 31, 2001	102.6	816	-	1,687	[172]	[16]	2,315
Comprehensive [loss]:
Net loss	-	-	-	[389]	-	-	[389]
Foreign currency translation	-	-	-	-	[6]	-	[6]
Minimum pension liability, net of taxes	-	-	-	-	[4]	-	[4]
Net unrealized loss on derivative instruments, net of taxes	-	-	-	-	[1]		[1]
Comprehensive [loss]							[400]
Retirement of treasury stock	-	[5]	-	[11]	-	16	-
Exchange of Westvaco shares	[3.0]	[810]	810	-	-	-	-
Issuance of stock for merger	99.2	1	3,061	-	-	-	3,062
Cash dividends	-	-	-	[183]	-	-	[183]
Exercise of stock options	1.2	-	37	-	-	-	37

Balance at December 31, 2002	200.0	$ 2	$3,908	$1,104	$[183]	$ -	$4,831
	====	===	====	====	===	==	====

The accompanying notes are an integral part of these financial statements.

MeadWestvaco Corporation and consolidated subsidiary companies

FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CASH FLOWS
In millions	Year ended December 31	Two-month transition period ended December 31	Fiscal year ended October 31
Cash flows from operating activities	2002	2001	2001	2000
Net income [loss]	$ [389]	$ [22]	$ 88	$ 246
Adjustments to reconcile net income
to net cash provided by operating activities:
Depreciation, depletion and amortization	674	61	347	314
Deferred income taxes	[29]	[5]	43	95
Loss [gain] on sales of assets	[101]	4	[38]	[27]
Pension income	[124]	[23]	[135]	[108]
Impairment of long-lived assets	49	-	52	16
Cumulative effect of accounting change	352	-	-	-
Discontinued operations	34	-	-	-
Changes in working capital, excluding the effects of acquisitions and dispositions	16	13	[108]	25
Other, net	14	6	4	22
Net cash provided by operating activities of continuing operations	496	34	253	583
Net cash [used in] discontinued operations	[2]	-	-	-
Net cash provided by operating activities	494	34	253	583

Cash flows from investing activities
Additions to property, plant and equipment	[377]	[52]	[259]	[174]
Additions to equipment leased to customers	[33]	-	-	-
Payments for acquired businesses, net of cash acquired	111	-	[81]	[1,343]
Proceeds from sales of assets, including discontinued operations	530	-	48	82
Other	[25]	[2]	[32]	[40]
Net cash provided by [used in] investing activities	206	[54]	[324]	[1,475]

Cash flows from financing activities
Proceeds from issuance of long-term debt	1,362	80	1,125	2,611
Repayment of long-term debt	[1,080]	[42]	[1,103]	[1,524]
Notes payable, net	[537]	-	-	-
Proceeds from issuance of common stock and exercises of stock options	37	3	6	9
Treasury stock purchases	-	-	[2]	[2]
Dividends paid	[206]	-	[89]	[88]
Net cash provided by [used in] financing activities	[424]	41	[63]	1,006

Effect of exchange rate changes on cash	[6]	-	[10]	2

Increase [decrease] in cash and cash equivalents	270	21	[144]	116

Cash and cash equivalents:
At beginning of period	102	81	225	109
At end of period	$ 372	$102	$ 81	$ 225
	====	===	=====	=====

The accompanying notes are an integral part of these financial statements.
MeadWestvaco Corporation and consolidated subsidiary companies

Summary of significant accounting policies

Basis of consolidation and preparation of financial statements: MeadWestvaco Corporation is a Delaware corporation formed for the purpose of consummating the business combination of The Mead Corporation and Westvaco Corporation, which was completed on January 29, 2002. Unless otherwise indicated or the context otherwise requires, the terms "MeadWestvaco" or the "company" refers to MeadWestvaco Corporation and its consolidated subsidiaries, including Mead and Westvaco, and the terms "Mead" and "Westvaco" refer to The Mead Corporation and Westvaco Corporation, respectively, in each case together with their consolidated subsidiaries. Because for accounting purposes the merger was treated as an acquisition of Mead by Westvaco, the historical financial statements of Westvaco became the historical consolidated financial statements of MeadWestvaco, the registrant. The consolidated statement of operations for the year ended December 31, 2002 includes approximately eleven months of Mead's results and twelve months of Westvaco's results. Note A provides summary unaudited pro forma information and details on the merger accounting.

Fiscal year change: Effective January 29, 2002, Westvaco changed its fiscal year end from October 31 to December 31. Accordingly, the consolidated financial statements include the results of operations for the two-month transition period ended December 31, 2001, which are not necessarily indicative of operations for a full year. See Note T for further information.

Discontinued operations: On September 30, 2002, the company completed the previously announced sale of its Packaging segment's Stevenson, Alabama, corrugating medium mill and related assets, including seven container plants and 82,000 acres of forestlands, to Jefferson Smurfit Corporation (U.S.). See Note B for further information.

Estimates and assumptions: The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of some assets and liabilities and, in some instances, the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Translation of foreign currencies: The local currency is the functional currency for substantially all of the company's significant operations outside the United States. The assets and liabilities of the company's foreign subsidiaries are translated into U.S. dollars using period-end exchange rates and adjustments resulting from these financial statement translations are included in accumulated other comprehensive income [loss] in the Consolidated Balance Sheets. Revenues and expenses are translated at average rates prevailing during the period. For certain other insignificant operations outside the United States, the U.S. dollar is the functional currency.

Cash equivalents: Highly liquid securities with an original maturity of three months or less are considered to be cash equivalents.

Inventories: Inventories are valued at the lower of cost or market. Cost is determined using the last-in, first-out (LIFO) method for substantially all raw materials, finished goods and production materials of U.S. manufacturing operations. In 2002, the company changed its calculation method for LIFO from the double-extension method to the link-chain method. Cost of all other inventories, including stores and supplies inventories and inventories of other than U.S. manufacturing operations, is determined by the first-in, first-out (FIFO) or average cost method.

Property, plant, equipment and forestlands: Owned assets are recorded at cost. Also included in the cost of these assets is interest on funds borrowed during the construction period. When assets are sold, retired or disposed of, their cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in cost of sales. Gains on the sales of forestland are recorded in other expense [income], net. Costs of renewals and betterments of properties are capitalized; costs of maintenance and repairs are charged to income. Costs of reforestation of forestlands are capitalized. These costs include the costs of seedlings, site preparation, planting of seedlings, early-stage fertilization and the cost of permanent roads.

Depreciation and depletion: The cost of plant and equipment is depreciated, generally by the straight-line method, over the estimated useful lives of the respective assets, which range from 20 to 40 years for buildings and 5 to 30 years for machinery and equipment. Timber is depleted as timber is cut at rates determined annually based on the relationship of undepleted timber costs to the estimated volume of recoverable timber.

Impairment of long-lived assets: The company periodically evaluates whether current events or circumstances indicate that the carrying value of its long-lived assets, including intangible assets, to be held and used may not be recoverable. If such circumstances are determined to exist, an estimate of undiscounted future cash flows produced by the long-lived asset, or the appropriate grouping of assets, is compared to the carrying value to determine whether an impairment exists. If an asset is determined to be impaired, the loss is measured based on quoted market prices in active markets, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques, including a discounted value of estimated future cash flows. The company reports an asset to be disposed of at the lower of its carrying value or its estimated net realizable value.

Other assets: Included in other assets are capitalized software, equipment leased to customers, and other intangibles. Capitalized software and other intangibles are amortized using the straight-line method over their estimated useful lives of 3 to 20 years. Equipment leased to customers is amortized using the straight-line method over the life of the customer lease, generally one to five years. The company records software development costs in accordance with the American Institute of Certified Public Accountants' Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.

Goodwill: The company has classified as goodwill the excess of the acquisition cost over the fair values of the net assets of businesses acquired. Effective January 1, 2002, in accordance with Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets, goodwill is no longer amortized. Prior to 2002, goodwill was amortized on a straight-line basis over periods ranging from 20 to 40 years. The company has determined its reporting units to be components within its packaging and paper segments and its consumer and office products and specialty chemicals segments. In accordance with SFAS No. 142, goodwill and indefinite-lived intangible assets are tested for impairment upon adoption of the standard and annually thereafter. SFAS No. 142 requires that goodwill be tested for impairment using a two-step process. The first step is to identify a potential impairment and the second step measures the amount of the impairment loss, if any. SFAS No. 142 requires that indefinite-lived intangible assets be tested for impairment using a one-step process, which consists of a comparison of the fair value to the carrying value of the intangible asset. Goodwill is deemed to be impaired if the carrying amount of a reporting unit's goodwill exceeds its estimated fair value. Intangible assets are deemed to be impaired if the net book value exceeds the estimated fair value. See Note H for further information.

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

Environmental: Environmental expenditures that increase useful lives of assets are capitalized, while other environmental expenditures are expensed. Liabilities are recorded when remedial efforts are probable and the costs can be reasonably estimated. The estimated closure costs for existing landfills based on current environmental requirements and technologies are accrued over the expected useful lives of the landfills. See Note Q for further information. As described below, beginning January 1, 2003, the company will adopt the provisions of SFAS No. 143, Accounting for Asset Retirement Obligations.

Derivatives: The company utilizes well-defined financial contracts in the normal course of its operations as means to manage some of its interest rate and commodity price risks. For those limited number of contracts that are considered derivative instruments, the company has formally designated each as a hedge of specific and well-defined risks. See Note M for further information.

Revenue recognition: The company recognizes revenues at the point when title and the risk of ownership passes with recognition of appropriate allowances for estimated returns and allowances based on historical experience, current trends, and any notification received of pending returns. Changing economic conditions and markets may require adjustment to allowances, if unforeseen events occur.

Research and development: Expenditures for research and development of $91 million for the year ended December 31, 2002, $7 million for the two-month transition period ended December 31, 2001, and $47 million and $50 million in the fiscal years ended October 31, 2001 and 2000, respectively, were expensed as incurred.

Income taxes: Deferred income taxes are recorded for temporary differences between financial statement carrying amounts and the tax basis of assets and liabilities. Deferred tax assets and liabilities reflect the enacted tax rates in effect for the years the differences are expected to reverse.

Stock options: The company measures compensation cost for stock options issued to employees and directors using the intrinsic value-based method of accounting in accordance with Accounting Principles Board Opinion (APB) No. 25. If compensation cost for the company's stock options had been determined based on the fair value method of SFAS No. 123, Accounting for Stock-Based Compensation, the company's net income and net income per share would have been reduced to the unaudited pro forma amounts as follows:

	Year ended December 31	Two-month transition period ended December 31	Fiscal year ended October 31
In millions, except per share data	2002	2001	2001	2000
Net income [loss]
As reported	$[389]	$[22]	$88	$246
Deduct: Total stock-based employee compensation expense determined under fair value-based method for all awards, net of related tax effect	2	6	6	5
Pro forma net income [loss]	$[391]	$[28]	$82	$241
	===	==	==	===

Income [loss] per share - basic and diluted
As reported	$[2.02]	$[0.21]	$0.87	$2.44
Pro forma	[2.03]	[0.27]	0.81	2.39

Income per share: Basic net income per share for all the periods presented has been calculated using the weighted average shares outstanding. In computing diluted net income per share, incremental shares issuable upon the assumed exercise of stock options and other stock-based compensation awards have been added to the weighted average shares outstanding. For the year ended December 31, 2002 and the two-month transition period ended December 31, 2001, stock options of 15.5 million shares and 5.8 million shares, respectively, were not included because their effect was antidilutive.

Related party transactions: The company has certain related party transactions in the ordinary course of business, the terms of which are no more or less favorable to the company than the terms of any other arms-length transaction.

Reclassification: Certain prior periods' amounts have been reclassified to conform with the current presentation.

Recently adopted accounting standards

Effective January 1, 2002, the company adopted the provisions of SFAS No. 142. For further discussion, see Note H to the consolidated financial statements.

Effective January 1, 2002, the company adopted the provisions of SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. This statement supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, and the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, for the disposal of a segment of a business. As a result of adopting this statement, the company was required to classify the U.S. containerboard business as a discontinued operation. See Note B for further information.

In April 2002, the Financial Accounting Standards Board (FASB) issued SFAS No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections. SFAS No. 145 eliminates the requirement to present gains and losses on the early extinguishment of debt as an extraordinary item, and resolves accounting inconsistencies for certain lease modifications. The company adopted this standard effective as of January 1, 2002, which required the reclassification of a loss on the early extinguishment of debt during the fiscal year ended October 31, 2000. The adoption had no impact on the company's consolidated results of operations or financial position.

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure. SFAS No. 148 amends SFAS No. 123 to provide alternative methods of transition for a voluntary change to the fair-value-based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. Although the company has not changed to the fair-value-based method, the disclosure requirements of this statement have been adopted in these financial statements.

Recently issued accounting standards

In June 2001, the FASB issued SFAS No. 143, which requires that an obligation associated with the retirement of a tangible long-lived asset be recognized as a liability when incurred. Subsequent to initial measurement, an entity recognizes changes in the amount of the liability resulting from the passage of time and revisions to either the timing or amount of estimated cash flows. SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. Management believes the adoption of SFAS No. 143 will result in approximately $4 million (after taxes) recognized as a cumulative effect of accounting change, effective January 1, 2003.

In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 requires that a liability for costs associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. Management believes that the adoption of SFAS No. 146 may affect the timing of recognition of costs associated with future exit or disposal activities.

In November 2002, the FASB issued Interpretation (FIN) No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees Including Indirect Guarantees of Indebtedness of Others. FIN No. 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements in this interpretation are required for financial statements of periods ending after December 15, 2002. The initial measurement provisions of the interpretation are applicable on a prospective basis for guarantees issued or modified after December 31, 2002. Management believes that the adoption of FIN No. 45 will not have a significant effect on the financial statements.

In January 2003, the FASB issued FIN No. 46, Consolidation of Variable Interest Entities. This Interpretation requires consolidation by business enterprises of variable interest entities (commonly referred to as special purpose entities), which meet certain characteristics. The Interpretation applies to variable interest entities created after January 31, 2003 and to variable interest entities in which an enterprise obtains an interest after that date. The company does not expect the adoption of FIN No. 46 to have a material impact on the financial statements.

A.  MeadWestvaco merger

On January 29, 2002, Westvaco and Mead consummated a merger of equals to create MeadWestvaco, a global company with leading positions in packaging, coated and specialty papers, consumer and office products, and specialty chemicals. The merger was structured as a stock-for-stock exchange and was accounted for as a purchase transaction under the accounting guidelines for business combinations. Under the terms of the transaction, Mead shareholders received one share of MeadWestvaco stock for each share of Mead stock held, and Westvaco shareholders received 0.97 shares of MeadWestvaco stock for each share of Westvaco stock held. Mead shareholders also received a cash payment of $1.20 per share (paid by Mead). Westvaco and Mead determined that the relative outstanding share ownership and the designation of certain senior management positions required Westvaco to be the acquiring entity for accounting purposes with the historical financial statements of Westvaco becoming the historical financial statements of MeadWestvaco. The assets and liabilities of the acquired business are included in the consolidated balance sheet at December 31, 2002. Results of Mead's operations have been included in the consolidated statement of operations for approximately eleven months since the date of the merger. The purchase price for the acquisition, including transaction costs, has been allocated to assets acquired and liabilities assumed based on estimated fair values at the date of acquisition. The stock-for-stock exchange resulted in the issuance of approximately 99.2 million shares of common stock to fund the value of the merger of $3.1 billion. Since the date of the merger, the company adjusted the purchase price allocation for the acquisition due to refinements of values of certain property, plant, equipment and forestlands, as well as certain liabilities with corresponding adjustments to goodwill and deferred income taxes. The final purchase price allocation is as follows:
In millions
Current assets	$1,331
Property, plant, equipment and forestlands	3,815
Goodwill	517
Intangible assets	218
Discontinued operations assets	444
Other	524
Total assets acquired	6,849

Accounts payable and accrued expenses	747
Debt	1,820
Deferred taxes	812
Other	374
Total liabilities assumed	3,753

Net assets acquired	$3,096
====

The goodwill resulting from this merger has been assigned to the following segments:
Packaging	$ 73
Paper	245
Consumer and Office Products	190
Specialty Chemicals	9
$517
===

Although the goodwill has been assigned to individual reporting units that are included in the above segments, these amounts have been excluded from total segment assets included in Note S, as the chief operating decision maker does not include the merger-related goodwill in determining allocation of resources to the company's operating segments.

MeadWestvaco has established accruals relating primarily to employee separation costs, facility closure costs and other actions relating to the integration of certain Mead operations into MeadWestvaco. Costs associated with these integration actions are recognized as a component of purchase accounting, resulting in the establishment of liabilities and adjustments to goodwill. Accordingly, these costs do not impact current earnings and have not been allocated to segments. These integration actions are described below:

  The closure of three older, high-cost coated paper machines and related facilities at the Chillicothe, Ohio, paper mill and the integration of the Mead and Westvaco paper groups. Closure of the machines took place during the second quarter of 2002. Costs associated with decommissioning the machines and most employee separation benefits totaled $23 million. Approximately 427 people were affected and, as of the end, of the year 395 had been separated. The balance of separations are expected to be completed by the end of the first quarter of 2003.
  The closure of a plant in Front Royal, Virginia, and other actions taken in the Consumer and Office Products segment including the separation of approximately 213 employees. Costs associated with decisions made in 2002 totaled $12 million.
  Separating about 103 former Mead corporate personnel employed in a variety of staff positions. The cost of those actions, taken during 2002, was approximately $42 million.

At December 31, 2002, the remaining balance of liabilities established in conjunction with the actions related to the merger with Mead was approximately $20 million and the company expects to utilize these liabilities by the end of 2003.

In addition to the above costs, which are recognized as a component of purchase accounting, MeadWestvaco recorded restructuring and other merger-related costs charged to earnings in 2002 of approximately $153 million, all of which relates to the former Westvaco operations. See Note C for further information.

MeadWestvaco Corporation Selected Unaudited Pro Forma Combined Financial Data

The following table summarizes, under the purchase method of accounting, selected unaudited pro forma combined statement of operations data for year ended December 31, 2002 and the fiscal year ended October 31, 2001 as if the business combination between Westvaco and Mead had been completed at the beginning of the periods presented. This selected unaudited pro forma combined financial data is included only for the purposes of illustration, and it does not necessarily indicate what the operating results would have been if the business combination between Westvaco and Mead had been completed on such date. Moreover, this information does not necessarily indicate what the future operating results of the combined company will be. The 2002 information includes eleven months of actual data and one month of pro forma data for Mead. The unaudited pro forma information includes adjustments for income taxes, interest expense, depreciation, depletion and amortization. The unaudited pro forma combined condensed statements of operations data for 2001 reflect the fiscal year ended October 31, 2001 for Westvaco and the full year ended December 31, 2001 for Mead.
	Year ended December 31	Fiscal year ended October 31
Pro forma in millions, except per share	2002	2001
Unaudited
Net sales	$7,464	$7,663

Income [loss] from continuing operations	$ [11]	$ 47
Net income [loss][1]	$ [397]	$ 33
Income [loss] per common share from continuing operations - assuming dilution	$ [0.06]	$ 0.24
Net income [loss] per common share - assuming dilution[1]	$ [2.07]	$ 0.17

1 Includes discontinued operations, net of taxes, and cumulative effect of accounting change for the year end December 31, 2002.

B.  Other acquisitions and dispositions

Acquisitions

During the second quarter of 2002, the company acquired Kartoncraft Limited, a leading Irish producer of pharmaceutical packaging. The purchase price for the acquisition, including transaction costs, has been allocated to assets acquired and liabilities assumed based on estimated fair values at the date of acquisition. The business is included in the company's Packaging segment. Kartoncraft, located near Dublin, Ireland, employs approximately 80 people and also produces packaging for consumer electronic, beverage and food applications. Pro forma results for this acquisition are not presented, as the transaction was not significant.

2001 acquisitions

  Alfred Wall AG and related assets - a leading supplier of packaging of consumer products. Purchase price of $99 million in cash and stock, plus assumed debt of $51 million.
  Polymatrix and TM Limited - a leading producer of specialty plastic components for digital video disks (DVDs), compact disks (CDs) and other entertainment packaging. Purchase price of $41 million in cash plus assumed debt of $15 million.

Approximately $66 million of goodwill was recognized on the above transactions. The goodwill was assigned to the Packaging segment and is included in total segment assets.

2000 acquisitions

  AGI (formerly IMPAC Group, Inc.) - purchase price was approximately $528 million, funded through cash, commercial paper, $400 million of notes and the assumption of $275 million of debt. The purchase resulted in goodwill of $307 million and identifiable intangibles of $75 million.
  Mebane Packaging Group - purchase price was $210 million plus $16 million of assumed debt.
  Temple-Inland's bleached paperboard mill in Evadale, Texas - purchase price was $566 million plus $82 million of assumed debt. There was no goodwill or identifiable intangibles as a result of this purchase.
  Various other acquisitions for a combined purchase price of $72 million, resulting in goodwill of $49 million.

All of the goodwill acquired has been assigned to the Packaging segment and is included in total segment assets. The company accounted for all of these transactions using the purchase method of accounting. The purchase price for these acquisitions, including transaction costs, has been allocated to tangible and intangible assets acquired and liabilities assumed based on fair market values at the date of acquisition.

Upon adoption of SFAS No. 142, the company recorded an impairment charge of $352 million. See Note H for further information.

Dispositions

On September 30, 2002, the company sold its Packaging segment's Stevenson, Alabama, corrugating medium mill and related assets, including seven container plants and 82,000 acres of forestlands, to Jefferson Smurfit Corporation (U.S.). Following a strategic review of its businesses, the company determined that the corrugating medium market was not core to its long-term packaging strategy. In accordance with SFAS No. 144, this component of the packaging business is reported in discontinued operations. As a result of the sale, the company incurred an after-tax loss of $27 million, which has been included in loss from discontinued operations. The book value of these assets was established as part of the purchase price allocation process related to the MeadWestvaco merger. These discontinued operations were previously owned and reported by Mead; therefore, prior year information is not included in the company's results of operations and financial position. During the fourth quarter of 2002, the company recorded a net loss from discontinued operations of $5 million related to the final resolution of the sale of the mill and the related assets.

The following is a summary of the operating results of the discontinued operations from the date of the merger through December 31, 2002:
In millions
Net sales	$247
Cost of sales	247
Selling, research and administrative expenses	12
Loss from discontinued operations before income tax benefit	[12]
Income tax benefit	5
Loss from discontinued operations	[7]
Loss on disposal, net of $17 tax benefit	[27]

Loss from discontinued operations	$ [34]
===

C.  Restructuring and other merger-related expenses

Year ended December 31, 2002

For the year ended December 31, 2002, MeadWestvaco recorded total pretax restructuring charges and other merger-related costs of $153 million. Approximately $75 million and $78 million were recorded within cost of sales and selling, research and administrative expenses, respectively. Of these amounts, $18 million and $19 million were recorded within cost of sales and selling, research and administrative expenses, respectively, in the fourth quarter of 2002. Although these charges related to individual segments, such amounts are reflected in corporate and other for segment reporting purposes.

The following table and discussion presents additional detail of the charges by business segment:
In millions	Asset write downs	Employee costs	Inventory write downs	Other costs	Other merger- related costs	Total
Packaging	$12	$ 9	$1	$1	$ -	$ 23
Paper	12	4	1	1	13	31
Consumer and Office Products	5	3	1	2	3	14
Corporate and other	20	20	-	-	45	85
	$49	$36	$3	$4	$61	$153
	==	==	=	=	==	===

In millions	Employee costs	Other costs	Total
Balance of related accruals at October 31, 2000	$ -	$ -	$ -
Add: current charges	9	5	14
Less: payments	2	-	2
Balance of related accruals at October 31, 2001	7	5	12
Add: current charges	-	-	-
Less: payments	3	3	6
Balance of related accruals at December 31, 2001	4	2	6
Add: current charges	36	4	40
Less: payments	18	3	21
Balance of related accruals at December 31, 2002	$22	$3	$25
	==	=	==

Packaging: Due to the company's exit from the U.S. tobacco carton market, the company reviewed certain long-lived assets in its consumer packaging business for impairment. As a result of the review, production facilities were written down to their fair values and the company recorded a pretax impairment charge of $4 million.

The company also took actions to streamline its packaging operations through the planned shutdown of a packaging plant in Greenville, Mississippi, the planned disposal of a packaging plant in Richmond, Virginia, and through other cost-reduction measures. These actions resulted in a pretax charge of $19 million. This charge is primarily due to the write down of long-lived assets and employee costs covering approximately 334 former Westvaco employees. As of December 31, 2002, 127 of the employees had been separated. The remaining separations are expected to occur by the end of the second quarter of 2003.

Paper: As part of the company's planned integration strategy, MeadWestvaco announced the permanent closure of an older, high-cost coated paper machine at the Westvaco mill in Luke, Maryland. Charges associated with the shutdown included $12 million to write down the assets. Integration of the Mead and Westvaco paper groups resulted in $4 million of costs covering approximately 220 former Westvaco employees. As of December 31, 2002, 37 employees had been separated. The remaining separations are expected to occur by the end of the second quarter of 2003. In addition, in 2002 the company recognized related inventory write downs of $1 million.

Consumer & Office Products: During 2002, the company closed three of its segment's envelope plants; one located in Worcester, Massachusetts, and two located in Springfield, Massachusetts, and transferred product manufacturing to other company facilities. Closing the plants resulted in a pretax charge of approximately $11 million. The charges are associated with asset writedowns, employee costs and other closure-related expenses covering approximately 200 former Westvaco employees. As of December 31, 2002, 72 employees separated from the company. The remaining separations are expected to occur by the end of the first quarter of 2003.

Corporate and other: As part of the company's planned integration strategy, the reorganization of overlapping corporate and other business units, principally information technology, finance, forestry, purchasing and logistics resulted in current year-to-date charges that included $20 million of asset writedowns and $20 million of employee costs covering about 400 employees. Approximately one-half of the employees have separated from the company as of December 31, 2002, and the remaining are expected to separate in 2003.

Other merger and related costs includes charges for integration-related consulting and costs associated with relocating certain Westvaco functions, which are expensed as incurred.

Fiscal year ended October 31, 2001

During the fiscal year ended October 31, 2001, Westvaco recorded total pretax restructuring charges of $57 million, including $55 million within cost of sales and $2 million within selling, research and administrative expenses. The charges were primarily recorded in the fourth quarter and were mainly attributable to the shutdown of a paper mill in Tyrone, Pennsylvania, and realignment of the consumer packaging operations. As of December 31, 2002, all of the actions related to these charges were complete and the balance of the accruals for employee and other costs were substantially utilized.

Fiscal year ended October 31, 2000

During the third quarter of fiscal year 2000, due to the anticipated decline in future sales of folding cartons to U.S. tobacco markets, Westvaco reviewed certain long-lived assets in its consumer packaging business for impairment. As a result of the review, production facilities were written down to their fair value, and a pretax impairment charge of $24 million, including $3 million of associated goodwill, was recorded in the third quarter of fiscal year 2000 in cost of sales. The impairment was recorded because undiscounted cash flows were less than the carrying value of the assets prior to the impairment charge. The company recorded an additional pretax charge of $3 million relating to the earlier charge and related employee termination costs. These charges were recorded within cost of sales. Reserves for these activities were fully utilized at October 31, 2000.

During the second quarter of fiscal year 2000, the liquid packaging plant was sold, resulting in a pretax gain of $11 million, which is included as a reduction of previously recorded restructuring charges that were included in cost of sales. The liquid packaging plant was written down in fiscal year 1999 in connection with the restructuring charge recorded in the fiscal year 1999 fourth quarter. The gain resulted from a change in facts and circumstances in 2000 from that existing during the fourth quarter of fiscal year 1999.

D.  Other expense [income], net

Components of other expense [income], net are as follows:

	Year ended December 31	Two-month transition period ended December 31	Fiscal year ended October 31
In millions	2002	2001	2001	2000
[Gains] losses on sales of forestlands	$[105]	$ -	$[35]	$[27]
Interest income	[12]	[1]	[11]	[28]
Share of investee earnings	[11]	-	-	-
Loss on the extinguishment of debt	6	-	-	14
Foreign currency transaction [gains] losses	8	-	1	1
Other, net	5	4	[3]	[3]
	$[109]	$ 3	$[48]	$[43]
	===	==	==	===

E.  Income taxes

The principal current and noncurrent deferred tax assets and [liabilities] are as follows:

		December 31
In millions	2002	2001
Deferred tax liabilities:
Depreciation	$[1,661]	$ [771]
Nontaxable pension asset	[347]	[266]
Identifiable intangibles	[84]	[39]
State and local taxes	[159]	[100]
Other	[71]	[41]
	[2,322]	[1,217]
Deferred tax assets:
Employee benefits	95	21
Postretirement benefit accrual	63	10
Loss provisions and other expenses not currently deductible	164	62
Alternative minimum tax carryforward	125	139
Net operating loss carryforward	116	-
Other	80	43
	643	275

Net deferred liability	$[1,679]	$ [942]
	====	====
Included in the balance sheet:
Current assets - deferred tax asset	$ 78	$ 65
Noncurrent deferred tax liability	[1,757]	[1,007]

Net deferred liability	$[1,679]	$ [942]
	====	=====

The significant components of income tax provision [benefit] are as follows:

	Year ended December 31	Two-month transition period ended December 31	Fiscal year ended October 31
In millions	2002	2001	2001	2000
Currently payable:
Federal	$ -	$[11]	$[21]	$ 35
State and local	-	[2]	[4]	6
Foreign	17	1	12	8
	17	[12]	[13]	49
Deferred:
Federal	[34]	[5]	33	86
State and local	[8]	-	5	8
Foreign	[9]	-	5	1
Provision for deferred income taxes	[51]	[5]	43	95
	[34]	[17]	30	144
Allocation to discontinued operations	22	-	-	-

Income tax provision [benefit][1]	$[12]	$[17]	$30	$144
	==	==	==	===

1 Related to continuing operations

Approximately $2 million of deferred income taxes was provided for components of other comprehensive income [loss] during the year ended December 31, 2002 and the fiscal year ended October 31, 2001, and there were no such amounts required to be provided in the other periods presented.

The following table summarizes the major differences between the actual income tax provision [benefit] attributable to continuing operations and taxes computed at the federal statutory rates:
	Year ended December 31	Two-month transition period ended December 31	Fiscal year ended October 31
All dollar amounts, in millions	2002	2001	2001	2000

Federal taxes computed at statutory rate	$ [5]	$[14]	$41	$137
State and local income taxes, net of federal benefit	[5]	[2]	-	9
Impact related to difference in tax rates for foreign operations	[8]	[3]	[11]	[7]
Goodwill	-	1	5	4
Resolution of domestic prior years tax issues	3	-	[3]	-
Loss of foreign tax credits previously recorded	3	-	-	-
Other	-	1	[2]	1

Income tax provision [benefit]1	$[12]	$[17]	$30	$144
	==	==	==	===

Effective tax rate	80.0%	43.6%	25.4%	36.9%
	====	====	====	====

1 Related to continuing operations.

Earnings from operations of foreign subsidiaries were $85 million, $13 million, $67 million and $49 million in the year ended December 31, 2002, the two-month transition period ended December 31, 2001, and the fiscal years ended October 31, 2001 and 2000, respectively. At December 31, 2002, no domestic income taxes have been provided on the company's share of undistributed net earnings of overseas operations due to management's intent to reinvest such amounts indefinitely. Those earnings totaled $423 million including foreign currency translation adjustments. Computation of the potential deferred tax liability associated with these undistributed earnings is not practicable.

The federal net operating loss carryforward is approximately $327 million and is available to reduce federal taxable income through 2022. At December 31, 2002, for tax purposes, the company had available $125 million of alternative minimum tax credit carryforwards, which do not expire under current law.

F.  Current assets

Cash equivalents of $287 million and $23 million at December 31, 2002 and 2001, respectively, are valued at cost, which approximates market value. Trade receivables have been reduced by an allowance for doubtful accounts of $18 million and $9 million at December 31, 2002 and 2001, respectively. Receivables also include $101 million and $53 million from sources other than trade at December 31, 2002 and 2001, respectively. Inventories at December 31, 2002 and 2001 are composed of:

	December 31
In millions	2002	2001
Raw materials	$ 158	$ 82
Production materials, stores and supplies	183	80
Finished and in-process goods	_661	273
	$1,002	$435
	====	===

Approximately 74% of inventories are valued using the LIFO method. If inventories had been valued at current cost, they would have been $1,130 million and $570 million at December 31, 2002 and 2001, respectively.

G.  Property, plant, equipment and forestlands

Depreciation and depletion expense was $601 million, $55 million, $320 million, and $302 million for the year ended December 31, 2002, the two-month transition period ended December 31, 2001 and the fiscal years ended October 31, 2001 and 2000, respectively.
	December 31
In millions	2002	2001
Land and land improvements	$ 413	$ 265
Buildings	1,180	848
Machinery and other	8,723	5,853
	10,316	6,966
Less: accumulated depreciation	[3,706]	[3,202]
	6,610	3,764
Forestlands	1,038	264
Construction in progress	186	175
	$ 7,834	$4,203
	=====	====

H.  Goodwill and other intangible assets

In connection with the transitional impairment test under SFAS No. 142, the company recorded an impairment charge of $352 million, which was reflected as the cumulative effect of a change in accounting principle in the accompanying consolidated statement of operations, effective as of the beginning of 2002. The resulting impairment charge was the same before and after taxes, as the related goodwill cannot be deducted for tax purposes. The charge was determined by calculating the estimated fair value using a discounted cash flow methodology.

The impairment charge related to various consumer packaging businesses acquired during 2000 and 2001, before the onset of the current weak economic environment and reflects a more challenging economic and business environment than was expected when the businesses were acquired. See Note B for further information. Market multiples for valuation purposes are also lower due to lower stock market values. The businesses acquired hold market-leading positions in:

  the United States and Europe in providing packaging for CDs and DVDs for major entertainment companies;
  the United States for cosmetics packaging; in the United States and Europe for other high-value consumer packaging; and
  the United States for folding carton packaging for pharmaceutical and over-the-counter healthcare products.

Since the acquisitions were made, sales of CDs in Europe and in the United States have been flat to down, whereas, growth trends above 5%, which prevailed prior to the acquisitions, were expected. It is not known whether growth rates for CDs and CD packaging for recorded music will resume, but the company's market position has remained strong in Europe and in the United States. Revenues and profit relative to sales of DVDs, both for games and films, have been equal to or greater than expectations at the time of the acquisitions. Sales and earnings in cosmetics packaging have been hurt by weaker than expected economic conditions since the acquisitions, as well as the lingering effects of the events of September 11, 2001. The company has maintained its strong position as a provider of packaging to many of the world's leading cosmetic companies and continues to create innovative packaging to meet the needs of these global companies. In pharmaceutical and healthcare packaging, results have been below expectations at the time of the acquisition. The major factors are: (i) situations where U.S. Food and Drug Administration (FDA) approvals for certain customers were delayed; (ii) more competitive pricing for folding cartons; and (iii) operating inefficiencies resulting in part from the introduction of new equipment. In 2001, the company put in place a new management team to improve operations in the pharmaceutical packaging business and began to successfully market a proprietary new product for use in pharmaceutical packaging. Results have improved, and the company believes that the pharmaceutical packaging business will yield improved profitability over the long term based on:

  the growth trend in consumption of pharmaceutical products;
  the market-leading position it holds in the United States;
  the quality of its products; and
  the potential for continued innovation and value-added products.

The company's strategy is to continue to develop innovative, compliant packaging to offset the effects of more competitive pricing for folding cartons.

Unless otherwise deemed necessary by changes in circumstances, the company performs its annual impairment review during the fourth quarter of each year. No further impairment charges were necessary in 2002 after the transition charge recorded upon the adoption of SFAS No. 142.

The changes in the carrying amount of goodwill for the year ended December 31, 2002 are as follows:
		Acquisitions and
In millions	December 31, 2001	adjustments1	Impairments2	December 31, 2002
Goodwill	$561	$534	$352	$743
	===	===	===	===

1 Reflects the allocation of goodwill from the Mead merger ($517 million), reclassification of other intangible assets ($12 million) and a smaller acquisition ($5 million).
2 Reflects the impairment charge, upon the adoption of SFAS No. 142, relating to packaging businesses acquired in 2000 and 2001.

The merger accounting resulted in recording approximately $517 million of goodwill. Such goodwill was not subject to the impairment analysis performed as of January 1, 2002, because the transaction closed on January 29, 2002.

The following table summarizes and reconciles net income for the periods presented, adjusted to exclude amortization expense recognized in such periods related to goodwill that is no longer amortized:

	Year ended December 31	Two-month transition period ended December 31	Fiscal years ended October 31
In millions, except per share data	2002	2001	2001	2000
Income [loss] from continuing operations	$ [3]	$[22]	$ 88	$246
Add back: goodwill amortization	-	2	15	7
Adjusted income [loss] from continuing operations	[3]	[20]	103	253
Discontinued operations	[34]	-	-	-
Cumulative effect of accounting change	[352]	-	-	-
Adjusted net income [loss]	$[389]	$[20]	$103	$253
	===	==	===	===
Basic and diluted earnings per share:
Income [loss] from continuing operations	$[0.01]	$[0.21]	$0.87	$2.44
Add back: goodwill amortization	-	0.02	0.15	0.07
Adjusted income [loss] from continuing operations	$[0.01]	$[0.19]	$1.02	$2.51
Discontinued operations	[0.18]	-	-	-
Cumulative effect of accounting change	[1.83]	-	-	-
Adjusted net income [loss]	$[2.02]	$[0.19]	$1.02	$2.51
	====	====	===	====

The following table summarizes intangible assets subject to amortization included in other assets:
	December 31, 2002		December 31, 2001
In millions	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization
Trademarks and tradenames	$163	$10	$ 5	$1
Customer contracts and lists	125	13	80	2
Patents	35	5	20	1
Workforce in place	-	-	12	-
Other	15	2	11	1
	$338	$30	$128	$5
	===	==	===	=

The company recorded amortization expense of $25 million, $2 million, $2 million and $0 for the year ended December 31, 2002, the two-month transition period ended December 31, 2001 and the fiscal years ended October 31, 2001 and 2000, respectively, relating to intangible assets subject to amortization.

Based on the current value of intangible assets subject to amortization, the estimated amortization expense for each of the succeeding five years are as follows: 2003 - $28 million; 2004 - $28 million; 2005 - $27 million; 2006 - $26 million; and 2007 - $23 million. As acquisitions and dispositions occur in the future, these amounts may vary.

During the year ended 2002, the company acquired the following intangible assets as a part of the merger with Mead for which the balances at December 31, 2002 were:
In millions	Gross carrying amount	Accumulated amortization	Weighted average amortization period (in years)
Trademarks and tradenames	$158	$ 9	17
Customer contracts and lists	45	6	7
Patents	15	2	7
Total	$218	$17	15
	===	==

I.  Other assets
	December 31
In millions	2002	2001
Identifiable intangibles	$308	$123
Cash surrender value of life insurance	186	-
Capitalized software	95	33
Investment in investees	92	-
Equipment leased to customers	62	-
Investment in convertible debentures (including an embedded derivative)	49	-
Other miscellaneous	151	74
	$943	$230
	===	===

The convertible debentures are classified as available-for-sale securities and are carried at fair value with unrealized gains or losses, net of tax, reported in other comprehensive income [loss]. The fair value of the securities is based on a valuation. The securities are convertible to common shares of the issuer at any time, redeemable by the issuer beginning in November 2002 and maturing in November 2006. In addition, the debentures included an embedded option which qualifies as a derivative under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended.

J.  Accounts payable and accrued expenses
	December 31
In millions	2002	2001
Accounts payable:
Trade	$ 303	$164
Other	42	23
Accrued expenses:
Taxes, other than income	48	25
Interest	90	54
Payroll and employee benefit costs	358	136
Accrued rebates and allowances	133	34
Environmental and litigation	70	18
Restructuring	45	6
Other	151	84
	$1,240	$544
	====	====

K.  Leasing activities and other commitments

The company leases a variety of assets for use in its operations. Leases for administrative offices, converting plants and storage facilities generally contain options, which allow the company to extend lease terms for periods up to 25 years or to purchase the properties. Certain leases provide for escalation of the lease payments as maintenance costs and taxes increase. Minimum rental payments under operating leases that have noncancellable lease terms in excess of 12 months are as follows:
In millions	Operating leases	Capital leases
2003	$ 61	$ 17
2004	47	15
2005	35	16
2006	27	9
2007	19	6
Later years	64	265
Minimum lease payments	$253	328
Less: amounts representing interest	===	[175]
Capital lease obligations		$153
		===

Rental expense under operating leases was $115 million for the year ended December 31, 2002, $9 million for the two-month transition period ended December 31, 2001 and $55 million and $48 million for the fiscal years ended October 31, 2001 and 2000, respectively. At December 31, 2002, commitments required to complete currently authorized capital projects are approximately $159 million.

L.  Long-term debt
	December 31
In millions	2002	2001
Notes, rates from 6.85% to 8.40%, due 2004-2012	$1,401	$ 803
Debentures, rates from 6.80% to 9.75%, due 2004-2047	1,848	900
Sinking Fund Debentures, rates from 7% to 7.75%, due 2003-2027	598	725
Medium-term notes	12
Pollution Control Revenue Bonds:
Rates from 5.85-10.50%, due 2003-2018	59	63
Floating rate, due 2015-2033	28
Industrial Revenue Bonds:
Rates from 5.88-7.67%, due 2003-2027	205	80
Floating rate, due 2003-2015	61	61
Economic Development Bonds:
8.75%, due 2003-2010	4	4
Other bank term loans	125
Capital lease obligations	153	34
Notes payable and other	102	194
	4,596	2,864

Less: amounts due within one year	[363]	[167]

Long-term debt	$4,233	$2,697
	====	====

Outstanding debt maturing in the next five years are (in millions): 2003 - $363; 2004 - $249; 2005 - $42; 2006 - $27 and 2007 - $232.

Capital lease obligations consist primarily of Industrial Development Revenue Bonds and Notes with an average effective rate of 4.8%. All of the Industrial Development Revenue Bonds are supported by letters of credit. The interest rates on the variable-rate tax exempt bonds closely follow the tax-exempt commercial paper rates.

In December 2002, MeadWestvaco negotiated a $500 million bank credit agreement that expires in December 2003. In December 2001, the company negotiated a $500 million bank credit agreement that expires in December 2006. The $1 billion of credit facilities was unused as of December 31, 2002. Borrowings under these agreements can be unsecured domestic or Eurodollar notes and at rates approximating prime or the London Interbank Offered Rate (LIBOR) at the company's option. There were no commercial paper borrowings at December 31, 2002 and $75 million at December 31, 2001. The $1 billion revolving credit agreements contain a financial covenant limiting the percentage of total debt to total capitalization (including deferred taxes) to 55%.

The maximum amounts of combined commercial paper outstanding during the year ended December 31, 2002 was $853 million, compared to $75 million, $380 million and $440 million for the two-month transition period ended December 31, 2001 and the fiscal years ended October 31, 2001 and 2000, respectively. The average amount of commercial paper outstanding during the year ended December 31, 2002 was $213 million, with an average interest rate of 2.2%. The average amount of commercial paper outstanding during the two-month transition period ended December 31, 2001, the fiscal years ended October 31, 2001 and 2000, were $15 million, $15 million and $21 million, respectively. For the two-month transition period ended December 31, 2001 and the fiscal years ended October 31 2001 and 2000, the average interest rates for these borrowings were 2.9%, 6.05% and 6.42%, respectively.

On March 8, 2002, MeadWestvaco filed a registration statement with the Securities and Exchange Commission on Form S-3, covering up to $1 billion in debt securities. On April 2, 2002, the company issued $750 million of 6.85% 10-year notes covered by this registration statement for the purpose of repayment of commercial paper. During the second quarter of 2002, the company issued $125 million of industrial development revenue refunding bonds, the proceeds of which were used to retire the refunded bonds during the third quarter of 2002.

During the fourth quarter of 2002, the company issued $300 million of 30-year 6.8% debentures covered by a registration statement filed on March 8, 2002. Substantially all of the net proceeds from the sale of the debentures were used to repay maturing long-term debt and to refinance higher interest rate debt. In connection with the early redemption and payment of debt in the fourth quarter of 2002, the company incurred $6 million of pretax charges, which is included in other expense [income].

At December 31, 2002, the book value of long-term debt was $4.6 billion, and the fair value was estimated to be $4.8 billion. The difference between book value and fair value was derived from the difference between the period-end market interest rate and the stated rate for the company's long-term debt. The company has estimated the fair value of financial instruments based upon quoted market prices for the same or similar issues or on the current interest rates available to the company for debt of similar terms and maturities.

In connection with the company's restructuring of its corporate organization, the guarantees of MeadWestvaco's publicly registered debt, including the guarantees of Mead's and Westvaco's respective issuances of publicly registered debt, have been terminated.

M.  Financial instruments

The company uses various derivative financial instruments as part of an overall strategy to manage exposure to market risks associated with interest rate and foreign currency exchange rate fluctuations. The company does not hold or issue derivative financial instruments for trading purposes. The risk of loss to the company in the event of nonperformance by any counterparty under derivative financial instrument agreements is not considered significant by management. Although the derivative financial instruments expose the company to market risk, fluctuations in the value of the derivatives are mitigated by expected offsetting fluctuations in the matched instruments. Prior to the fiscal year 2001 third quarter, the company had no derivative instruments. All derivative instruments are required to be recorded on the Consolidated balance sheet as assets or liabilities, measured at fair value. If the derivative is designated as a fair-value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash-flow hedge, the effective portion of the change in the fair value of the derivative is recorded in other comprehensive income (loss) and is recognized in the statement of operations when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash-flow hedges and financial instruments not designated as hedges are recognized in earnings.

Interest rate risk
The company utilizes interest rate swap agreements to manage some of its interest rate risk on its debt instruments including the reset of interest rates on variable-rate debt. As part of an overall strategy to maintain an acceptable level of exposure to interest rate fluctuations, the company has developed a targeted mix of fixed-rate and variable-rate debt. To efficiently manage this mix, the company may utilize interest-rate swap agreements. The company has interest-rate swaps designated as fair-value hedges of certain fixed-rate borrowings. The maturity dates on these swaps match the maturity dates of the underlying debt. The company also has an interest-rate swap with a notional amount of $50 million, designated as a cash-flow hedge. During the current year, the two-month transition period ended December 31, 2001 and the fiscal year ended October 31, 2001, the interest-rate swaps were an effective hedge and, therefore, required no charge to earnings due to ineffectiveness under SFAS No. 133. Details on the interest-rate swaps are included below:
	December 31
In millions	2002	2001
Notional amount	$750	$100
Fair value	56	3
Carrying amount	3	1
Net unrecognized gain [loss]	53	2

Foreign currency risk
The company uses foreign currency forward contracts to manage some of the foreign currency exchange risks associated with its international operations. The company utilizes forward contracts, which are short term in duration and receives or pays the difference between the contracted forward rate and the exchange rate at the settlement date. The forward contracts, which are not designated as hedging instruments under SFAS No. 133, are used to hedge the impact of variability of exchange rates on the company's cash flows. The company only utilized foreign currency forward contracts in 2002. Information related to the company's foreign currency forward contracts is as follows:

December 31
In millions	2002
Notional amount	$134
Fair value	[4]
Carrying amount	[4]

The company also holds convertible debentures classified as available-for-sale securities (see Note I). The debentures were received as part of the consideration for the sale of an equity investee. The embedded derivative has been bifurcated from the debenture and is not designated as a hedge. During 2002, the fair value of the derivative declined approximately $1 million, which is recorded in other expense [income]. The fair value of the option is recorded in other assets.

The net derivative loss included in other comprehensive loss at December 31, 2002, which is expected to be reclassified to earnings within the next 12 months associated with cash-flow hedges, is not significant.

N.  Shareholders' equity

The value included in common stock at December 31, 2002 reflects the outstanding shares of common stock at the $0.01 par value. The value included at December 31, 2001 reflects the outstanding shares of common stock of Westvaco at their $5.00 par value and additional paid-in capital.

The company did not repurchase shares of company stock during the year ended December 31, 2002. Upon the merger, the 1987 and 1997 repurchase programs were terminated. Westvaco did not repurchase shares of company stock during the two-month transition period ended December 31, 2001, and repurchased 60,000 and 80,000 in the fiscal years ended October 31, 2001 and 2000, respectively, under a repurchase program authorized in 1997 by the Board of Directors. The program was initiated to satisfy issuances under the company's stock option plans. There were no purchases in the periods presented under the stock repurchase program authorized in 1987 by the Board of Directors. All repurchased shares held in treasury were cancelled at the time of the merger.

At December 31, 2002, there were approximately 200 million preferred stock purchase rights outstanding, each representing the right to purchase 1/100th of a share of Series A Junior Participating Preferred Stock for an exercise price of $150. Pursuant to a Rights Agreement approved by the company's Board of Directors in 2002, in the event a person or group were to acquire a 15% or greater position in the company, each right would become exercisable for 1/100th of a share of preferred stock, which would entitle its holder (other than the acquirer) to buy that number of shares of common stock of MeadWestvaco which, at the time of the 15% acquisition, had a market value of two times the exercise price of the rights. If, after the rights have been triggered, an acquiring company were to merge or otherwise combine with the company or MeadWestvaco were to sell 50% or more of its assets or earning power, each right would entitle its holder (other than the acquirer) to buy that number of shares of common stock of the acquiring company which, at the time of such transaction, would have a market value of two times the exercise price of the rights. The rights have no effect on earnings per share until they become exercisable. The rights expire in December 2012. At December 31, 2002, there were authorized and available for issue 30 million shares of preferred stock, par value $0.01 per share, of which six million shares were designated as Series A Junior Participating Preferred Stock and reserved for issuance upon exercise of the rights.

At December 31, 2001, there were approximately 44,000 shares of nonvoting $100 par value cumulative preferred stock authorized and 10 million shares of preferred stock without par value authorized and available for issue. The rights to acquire the preferred stock without par value were governed by a Rights Agreement approved by the Westvaco Board of Directors in 1997, containing terms and conditions analogous to the Rights Agreement approved by the MeadWestvaco Board of Directors in 2002.

On August 28, 2001, the Rights Agreement was amended in connection with the merger with Mead to provide that none of the entities involved in the merger transaction would be deemed an acquirer for the purposes of the Rights Agreement and to provide that the Rights would expire immediately prior to the merger.

Dividends declared were $0.92 per share, $0.22 per share and $0.88 per share during the year ended December 31, 2002, the two-month transition period ended December 31, 2001 and each of the fiscal years ended October 31, 2001 and 2000, respectively.

O.  Stock option plans

Officers and key employees have been granted stock options under various stock-based compensation plans, all of which have been approved by the shareholders. At December 31, 2002, MeadWestvaco had five stock option plans. There are 27 million shares reserved for the issuance under the 1988 Stock Option and Stock Appreciation Rights Plan, the 1991 and 1996 Stock Option Plans, the 1995 Salaried Employee Stock Incentive Plan, and the 1999 Salaried Employee Stock Incentive Plan for the granting of stock options and stock appreciation rights to key employees. All grants of stock options and other stock-based compensation awards are approved by the Compensation Committee of the Board of Directors. At December 31, 2002, the company had two stock option plans for the granting of up to approximately 612,000 stock options and stock appreciation rights to outside directors. The exercise price of all options equals the market price of the company's stock on the date of grant. Under certain employee plans, stock options may be granted with or without stock appreciation rights, with or without limited stock appreciation rights, which are exercisable upon the occurrence of certain events related to changes in corporate control and are exercisable after a period of six months to three years and expire not later than ten years from the date of grant. Except for grants to employees of the company that are employed in countries that do not allow local employees to hold stock options of companies domiciled in other countries, no new grants for stock appreciation rights were awarded in the periods presented. Restricted stock may be granted under certain employee plans. During the year ended December 31, 2002, approximately 10,000 shares of restricted stock were granted at the market price of the company's stock on the date of grant. These shares are restricted for a period of two years.

Options to purchase 1.3 million shares issued under the 1996 Stock Option Plan are accompanied by a feature that allows option holders who exercise their stock options and hold the common shares they received at exercise to receive an additional stock option grant with an exercise price at the then-current market price. Options granted with this feature are accounted for as a fixed award.

A Restricted Stock Plan provides for the issuance of restricted common shares to certain employees and to directors who are not officers or employees of the company. Restricted stock issued to directors is expensed when awarded. Other than annual grants to directors, restricted stock is issued from the plan as payment under the company's incentive compensation plan. The incentive compensation is expensed, as earned, and paid annually with a combination of cash and restricted stock. The number of restricted shares awarded to individual participants is based upon the portion of the incentive compensation liability payable in restricted stock divided by the company's stock price at the date of grant. During 2002, there were no common shares issued and outstanding under this plan.

In connection with the merger with Mead, the company assumed all outstanding options granted under Mead stock option plans for employees and directors. Each such option to purchase one share of Mead common stock outstanding at the merger date became fully vested (in accordance with the applicable Mead stock option agreements) and became an option, on the same terms and conditions, to purchase one share of MeadWestvaco common stock. A total of 9.9 million Mead stock options were outstanding at the merger date. Included in the total purchase price of the transaction is $77 million representing the estimated fair value of the 9.9 million Mead options based on assumptions as of the date of the announcement of the transaction using a binomial option pricing model.

The historical amounts for Westvaco options outstanding, granted, exercised and cancelled, along with the related weighted average exercise prices, have been adjusted to reflect the conversion of Westvaco shares to MeadWestvaco shares. The following table summarizes activity in the plans:

Shares, in thousands		Weighted average
	Options	exercise price
Outstanding at October 31, 1999	5,485	$28.09
Granted	1,047	31.58
Exercised	[499]	25.24
Cancelled	[9]	28.18
Outstanding at October 31, 2000	6,024	28.94
Granted	1,364	28.77
Exercised	[284]	24.12
Cancelled	[88]	27.43
Outstanding at October 31, 2001	7,016	29.12
Granted	1,365	29.56
Exercised	[141]	24.84
Cancelled	[9]	27.65
Outstanding at December 31, 2001	8,231	29.27
Granted	1,087	31.18
Mead options assumed	9,880	27.87
Exercised	[1,245]	26.37
Cancelled	[373]	28.44
Outstanding at December 31, 2002	17,580	28.82
	=====

The following table shows various information about stock options outstanding at December 31, 2002:

Shares, in thousands	Range of exercise prices
	$18.91-	$27.20-	$32.73-
	$27.14	$31.75	$41.84	Total

Number outstanding	4,488	10,783	2,309	17,580
Weighted average price	$24.76	$29.49	$33.54	$28.82
Weighted average remaining life (in years)	3.70	6.56	5.16	5.65
Number exercisable	4,469	9,748	2,306	16,523
Weighted average price	$24.78	$29.29	$33.54	$28.67

There were 4.4 million shares available for grant as of December 31, 2002 and 1.6 million, 3.0 million and 4.3 million as of December 31, 2001, October 31, 2001 and 2000, respectively. At December 31, 2002, approximately 238,000 outstanding options had related limited stock appreciation rights and approximately 59,000 stock appreciation rights were outstanding. The company measures compensation expense related to the stock appreciation rights at the end of each period as the amount by which the quoted market value of the shares of the company's stock covered by a grant exceeds the option price specified under the plan and accrues such amount as a charge to expense over the periods the employee performs the related services. Changes in the quoted market value are reflected as an adjustment of accrued compensation and compensation expense in the periods in which the changes occur. For all periods presented, the expenses related to stock appreciation rights has not been material. There were no exercises of stock appreciation rights for the periods presented.

The company applies APB Opinion No. 25, Accounting for Stock Issued to Employees, as amended, in accounting for its plans. Assumptions used to calculate the pro forma effects of option grants were the following:
	Year ended December 31	Two-month transition period ended December 31	Fiscal year ended October 31
	2002	2001	2001	2000
Weighted-average fair value of options granted during the period using a binomial option pricing model	$10.11	$7.30	$7.05	$7.65
Weighted-average assumptions used for grants:
Expected dividend yield	2.96%	3.07%	3.15%	2.87%
Expected volatility	36%	25%	25%	22%
Risk-free interest rate	4.65%	4.77%	5.61%	6.13%
Expected life of option (in years)	6	7	6	6

P.  Employee retirement, postretirement and postemployment benefits

Pension and retirement plans

MeadWestvaco provides retirement benefits for substantially all domestic and certain foreign employees under several noncontributory trusteed plans and also provides benefits to employees whose retirement benefits exceed maximum amounts permitted by current tax law under unfunded benefit plans. Benefits are based on a final average pay formula for the salaried plans and a unit benefit formula for the bargained hourly plans. Prior service costs are amortized on a straight-line basis over the average remaining service period for active employees. Contributions are made to the funded plans in accordance with ERISA requirements. Plan assets are comprised mainly of listed stocks (including $60 million of company stock), money market and fixed income investments.

Net pension income relating to employee pension and retirement benefits was $87 million for the year ended December 31, 2002, $19 million for the two-month transition period ended December 31, 2001, and $133 million and $108 million for fiscal years ended October 31, 2001 and 2000, respectively. In accordance with the provisions of SFAS No. 88, Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits, settlements, curtailments and termination benefits associated with merger-related restructuring activities were recorded. The net pension income reflects cumulative favorable investment returns on plan assets. The components of the net pension income for each of the periods presented are as follows:
	Year ended December 31	Two-month transition period ended December 31	Fiscal year ended October 31
In millions	2002	2001	2001	2000
Service cost-benefits earned during the period	$ 65	$ 6	$ 33	$ 29
Interest cost on projected benefit obligation	146	15	79	74
Expected return on plan assets	[315]	[40]	[217]	[188]
Amortization of net transition asset	[2]	-	[6]	[7]
Amortization of prior service cost	10	1	7	6
Amortization of net gain	[28]	[5]	[31]	[22]
Net pension income before settlements, curtailments and termination benefits	[124]	[23]	[135]	[108]
Settlements	2	-	-	-
Curtailments	[8]	-	-	-
Termination benefits	43	4	2	-
Net pension income	$ [87]	$[19]	$[133]	$[108]
	===	==	===	===
Minimum pension liability [before taxes]	$ 7	$ -	$ 5	$ -
	===	==	===	===

For plans with accumulated benefit obligations in excess of plan assets, the projected benefit obligation, accumulated benefit obligation and fair value of plan assets were:
	December 31
In millions	2002	2001
Projected benefit obligation	$135	$66
Accumulated benefit obligation	123	45
Fair value of plan assets	54	10

Postretirement benefits

MeadWestvaco provides life insurance for substantially all retirees and medical benefits to certain retirees in the form of cost subsidies until Medicare eligibility is reached and to certain other retirees, medical benefits up to a maximum lifetime amount. The company funds certain medical benefits on a current basis with retirees paying a portion of the costs. Certain retired employees of businesses acquired by the company are covered under other medical plans that differ from current plans in coverage, deductibles and retiree contributions. The components of net periodic postretirement benefits cost for each of the periods presented are as follows:
	Year ended December 31	Two-month transition period ended December 31	Fiscal year ended October 31
In millions	2002	2001	2001	2000
Service cost-benefits earned during the period	$ 8	$ 1	$ 1	$ 1
Interest cost	12	1	1	1
Expected return on plan assets	[1]	-	-	-
Net amortization	[1]	[1]	[1]	[1]
Termination benefits	2	-	-	-
Net periodic postretirement benefits cost	$20	$ 1	$ 1	$ 1
	==	==	==	==

The changes in the consolidated prepaid pension asset for defined benefit plans and the accrued postretirement benefit obligation are shown below. The net prepaid pension cost is included in other assets, except for an obligation of $76 million for the unfunded excess benefit plans and plans with accumulated benefit obligations in excess of plan assets, which is recorded as a long-term liability. The following table also sets forth the funded status of the plans and amounts recognized in the Consolidated Balance Sheets at December 31, 2002, December 31, 2001 and October 31, 2001 based on valuation dates of December 31, September 30 and July 31, respectively:

	Pension and retirement benefits			Postretirement benefits
	Year ended December 31	Two-month transition period ended December 31	Fiscal year ended October 31	Year ended December 31	Two-month transition period ended December 31	Fiscal year ended October 31
In millions	2002	2001	2001	2002	2001	2001
Change in benefit obligation:
Benefit obligation at beginning of period	$1,400	$1,362	$1,204	$ 21	$21	$20
Service cost	65	6	33	8	1	1
Interest cost	146	15	79	12	1	1
Actuarial [gain] loss	121	23	70	37	-	1
Plan amendments	16	-	29	-	-	-
Foreign currency exchange rate changes	1	[1]	1	-	-	-
Employee contributions	1	-	1	-	-	-
Acquisitions	911	2	2	168	-	1
Termination benefits	43	4	2	1	-	-
Benefits paid	[238]	[11]	[59]	[14]	[2]	[3]
Curtailment [gain] loss	[25]	-	-	[4]	-	-
Benefit obligation at end of year	$2,441	$1,400	$1,362	$229	$21	$21
	====	====	====	===	==	==
Change in plan assets:
Fair value of plan assets at beginning of period	$2,292	$2,542	$2,753	$ -	$ -	$ -
Actual return on plan assets	[287]	[241]	[158]	[1]	-	-
Company contributions	24	1	2	14	2	3
Acquisitions	939	2	2	6	-	-
Foreign currency exchange rate changes	1	[1]	1	-	-	-
Employee contributions	1	-	1	-	-	-
Benefits paid	[238]	[11]	[59]	[14]	[2]	[3]
Fair value of plan assets at end of year	$2,732	$2,292	$2,542	$ 5	$ -	$ -
	====	====	====	=	=	=

Funded status of the plans:	$291	$892	$1,180	$[224]	$[21]	$[21]
Unrecognized net actuarial [gain] loss	510	[225]	[511]	30	[5]	[5]
Unrecognized prior service cost	111	106	85	-	-	-
Unrecognized net transition [asset] obligation	-	[2]	[3]	-	-	-
Net prepaid pension asset [liability]	$912	$771	$ 751	$[194]	$[26]	$[26]
	===	===	===	===	==	==

Prepaid benefit cost	$970	$800	$779	$ -	$ -	$ -
Accrued benefit liability	[76]	[34]	[33]	[194]	[26]	[26]
Intangible assets	6	-	-	-	-	-
Accumulated other comprehensive income	12	5	5	-	-	-
Total recognized	$912	$771	$751	$[194]	$[26]	$[26]
	===	===	===	===	==	==

The assumptions used in the measurement of the company's benefit obligations are as follows:
	December 31		October 31
	2002	2001	2001	2000
Pension and retirement benefits
Discount rate	6.50%	6.50%	6.50%	6.75%
Expected return on plan assets	8.50%	8.75%	8.75%	8.75%
Rate of compensation increase	4.50%	5.00%	5.00%	5.00%

Postretirement benefits
Discount rate	6.50%	6.50%	6.50%	6.75%
Rate of compensation increase	4.50%	5.00%	5.00%	5.00%

In 2002, Mead and Westvaco used different assumptions for their legacy plans. The weighted average discount rate, expected return on plan assets, and rate of compensation increase used to determine net periodic pension cost for the year ended December 31, 2002 were 6.69%, 8.84% and 5.09%, respectively. The weighted average discount rate, annual rate of increase in health care costs, ultimate rate of increase in health care costs, and rate of compensation increase used to determine net periodic postretirement benefits cost for the year ended December 31, 2002 were 6.94%, 10.44%, 5.88% and 5.00%, respectively.

The annual rate of increase in health care costs was assumed to be 15% at December 31, 2002 declining 1% per year until reaching 6% in 2011 and thereafter. The effect of a 1% increase in the assumed health care cost trend rate would increase the December 31, 2002 accumulated postretirement benefit obligation by $21 million and the net postretirement benefits cost for 2002 by $2 million. The effect of a 1% decrease in the assumed health care cost trend rate would decrease the December 31, 2002 accumulated postretirement benefit obligation by $19 million and the net postretirement benefits cost for 2002 by $2 million.

The company also has defined contribution plans that cover substantially all U.S. employees. Expense for company matching contributions under these plans was approximately $31 million for the year ended December 31, 2002, $4 million for the two-month transition period ended December 31, 2001 and $21 million and $25 million in fiscal years ended October 31, 2001 and 2000, respectively.

Postemployment benefits

MeadWestvaco provides limited postemployment benefits to former or inactive employees, including short-term disability, workers' compensation and severance.

Q.  Environmental and legal matters

The company has been notified by the U.S. Environmental Protection Agency (the "EPA") or by various state or local governments that it may be liable under federal environmental laws or under applicable state or local laws with respect to the cleanup of hazardous substances at sites previously operated or used by Mead or Westvaco. The company is currently named as a potentially responsible party ("PRP") or has received third-party requests for contribution under the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA) and similar state or local laws with respect to numerous sites. There are other sites which may contain contamination or which may be potential Superfund sites, but for which MeadWestvaco has not received any notice or claim. The potential liability for all these sites will depend upon several factors, including the extent of contamination, the method of remediation, insurance coverage and contribution by other PRPs. The company regularly evaluates its potential liability at these various sites. MeadWestvaco has liabilities of approximately $34 million for estimated potential cleanup costs based upon its close monitoring of ongoing activities and its past experience with these matters. This reflects a reduction of approximately $10 million in its liabilities in the fourth quarter of 2002 based on favorable developments and new information. Expenses to be charged to this liability are not included in the anticipated capital expenditures previously stated. The company believes that it is reasonably possible that costs associated with these sites may exceed amounts of recorded liabilities by an amount that could range from an insignificant amount to as much as $40 million. This estimate is less certain than the estimate upon which the environmental liabilities were based. After consulting with legal counsel and after considering established liabilities, the resolution of pending litigation and proceedings are not expected to have a material adverse effect on its consolidated financial condition, liquidity or results of operations.

As with numerous other large industrial companies, the company has been named a defendant in asbestos-related personal injury litigation. Typically, these suits also name many other corporate defendants. All of the claims against the company resolved to date have been concluded before trial, either through dismissal or through settlement with immaterial payments to the plaintiff. To date, the costs resulting from the litigation, including settlement costs, have not been significant. Management believes that the company has substantial indemnification protection and insurance coverage, subject to applicable deductibles and policy limits, with respect to asbestos claims. The company has valid defenses to these claims and intends to continue to defend them vigorously. Additionally, based on its historical experience in asbestos cases and an analysis of the current cases, the company believes that it has adequate amounts accrued for potential settlements and judgments in asbestos-related litigation. The company has established litigation liabilities of approximately $36 million, a significant portion of which relates to asbestos liabilities including the adjustment recorded in the fourth quarter of 2002. Should the volume of litigation grow substantially, it is possible that the company could incur significant costs resolving these cases. Although the outcome of this type of litigation is subject to many uncertainties, after consulting with legal counsel, the company does not believe that such claims will have a material adverse effect on its consolidated financial condition, liquidity or results of operations.

MeadWestvaco is involved in various other litigation and administrative proceedings arising in the normal course of business. Although the ultimate outcome of such matters cannot be predicted with certainty, management does not believe that the currently expected outcome of any matter, lawsuit or claim that is pending or threatened, or all of them combined, will have a material adverse effect on its consolidated financial condition, liquidity or results of operations.

R.  Cash flows

Changes in assets and liabilities, net of acquisitions and dispositions, are as follows:
	Year ended December 31	Two-month transition period ended December 31	Fiscal year ended October 31
In millions	2002	2001	2001	2000
[Increase] decrease in:
Receivables	$[102]	$22	$ 23	$[16]
Inventories	173	[6]	[66]	[1]
Other current assets	[10]	[5]	[6]	2
Other noncurrent assets	-	[2]	[16]	-

Increase [decrease] in:
Accounts payable and accrued expenses	[45]	6	[47]	39
Income taxes payable	-	[2]	4	1
	$ 16	$13	$[108]	$ 25
	==	==	===	==

	Year ended December 31	Two-month transition period ended December 31	Fiscal year ended October 31
In millions	2002	2001	2001	2000
Cash paid for:
Interest	$303	$ 41	$216	$173
Less: capitalized interest	[5]	[1]	[7]	[6]

Interest paid, net	$298	$ 40	$209	$167
	===	===	===	===
Income taxes	$ 46	$ 1	$ 3	$ 40
	===	===	===	===

S.  Business segment information

Commencing with the first quarter of 2002, MeadWestvaco's principal business segments are (1) Packaging, (2) Paper, (3) Consumer and Office Products, and (4) Specialty Chemicals.

The Packaging segment produces bleached paperboard, coated natural kraft, linerboard and saturating kraft and packaging for consumer products markets. The Packaging segment also manufactures printed plastic packaging and injection-molded products used for packaging DVDs and CDs. In addition, the Packaging segment designs and produces multiple packaging and packaging systems primarily for the beverage take-home market. This segment's products are manufactured at four domestic mills and two mills located in Brazil; paper, paperboard and plastic are converted into packaging products at plants located in the United States, Brazil, Japan and Europe. These products are sold primarily in North America, with additional markets located in Latin America, Europe, Asia and the Pacific Rim.

The Paper segment is engaged in the manufacturing, marketing and distribution of coated, carbonless and specialty papers. This segment's products are manufactured at seven domestic mills and one mill located in the United Kingdom.

The Consumer and Office Products segment manufactures, markets and distributes school, office, envelopes and time-management products to retailers and commercial distributors. The envelope division was included in the Paper segment in prior years. All prior years have been reclassified to include the envelope division in this segment. This segment's operations are conducted predominantly in North America.

The Specialty Chemicals segment manufactures, markets and distributes products at four domestic locations. Major product groups are: activated carbon products; printing ink resins and lignin-based surfactants; tall oil fatty acid, rosin and derivative products.

Corporate and other includes the company's forestry operations and corporate support staff services and related assets and liabilities, including merger-related goodwill. The results include income and expense items not directly associated with segment operations, such as restructuring charges, net pension income and interest expense and other activities.

The segments are measured on operating profits before restructuring charges, interest expense, income taxes, extraordinary items and cumulative effect of accounting changes. The segments follow the same accounting principles described in the Summary of Significant Accounting Policies. Sales between the segments are recorded primarily at market prices.

No single customer accounted for 10% or more of consolidated trade sales in the periods presented.
	Year ended December 31	Two-month transition period ended December 31	Fiscal year ended October 31
In millions	2002	2001	2001	2000
Total sales outside of the United States	$2,031	$ 196	$ 997	$ 817
Export sales from the United States	905	92	562	591
Long-lived assets located outside the United States	1,033	662	656	518
Long-lived assets located in the United States	9,457	5,133	5,115	4,988

Financial information by business segment follows:
	Sales
In millions	Trade	Inter- segment	Total	Segment profit	Depreciation and amortization	Segment assets	Capital expenditures
Year ended December 31, 2002
Packaging	$3,704	$ 3	$3,707	$ 316	$346	$ 4,898	$230
Paper	2,068	33	2,101	[71]	219	3,003	72
Consumer & office products	1,052	1	1,053	131	30	634	10
Specialty chemicals	324	19	343	57	20	296	19
Corporate and other	94	103	197	[448]	59	4,090	46
Total	7,242	159	7,401	[15]	674	12,921	377
Intersegment eliminations	-	[159]	[159]	-	-	-	-
Consolidated totals	$7,242	$ -	$7,242	$ [15]	$674	$12,921	$377
	====	===	====	===	===	=====	===

Two-month transition period ended December 31, 2001
Packaging	$393	$ -	$393	$ [6]	$ 38	$3,938	$ 46
Paper	100	1	101	[4]	14	1,114	4
Consumer & office products	57	-	57	1	1	139	-
Specialty chemicals	47	3	50	4	4	291	2
Corporate and other	6	5	11	[34]	4	1,346	-
Total	603	9	612	[39]	61	6,828	52
Intersegment eliminations	-	[9]	[9]	-	-	-	-
Consolidated totals	$603	$ -	$603	$[39]	$ 61	$6,828	$ 52
	===	=	===	==	==	====	==
Fiscal year ended October 31, 2001
Packaging	$2,501	$ 2	$2,503	$196	$207	$3,929	$188
Paper	691	25	716	41	85	1,117	31
Consumer & office products	358	-	358	10	9	138	4
Specialty chemicals	328	20	348	63	21	294	14
Corporate and other	57	31	88	[192]	25	1,309	22
Total	3,935	78	4,013	118	347	6,787	259
Intersegment eliminations	-	[78]	[78]	-	-	-	-
Consolidated totals	$3,935	$ -	$3,935	$118	$347	$6,787	$259
	====	==	====	===	===	====	===
Fiscal year ended October 31, 2000
Packaging	$2,260	$ 5	$2,265	$351	$173	$3,760	$118
Paper	829	36	865	130	88	1,165	31
Consumer & office products	377	-	377	10	9	163	9
Specialty chemicals	333	25	358	65	23	315	11
Corporate and other	58	39	97	[166]	21	1,167	5
Total	3,857	105	3,962	390	314	6,570	174
Intersegment eliminations	-	[105]	[105]	-	-	-	-
Consolidated totals	$3,857	$ -	$3,857	$390	$314	$6,570	$174
	====	===	====	===	===	====	===

T.  Two-month transition period
	Two months ended December 31
In millions, except per share data	2001	2000 [Unaudited]
Sales	$ 603	$ 631
Operating income [loss]	[39]	41
Income tax provision [benefit]	[17]	15
Net income [loss]	[22]	26

Net income [loss] per share - basic and diluted	$[0.21]	$0.26

Results for the two months ended December 31, 2001 reflect a $17 million charge, or $0.10 per share, for the writedowns of plant and equipment taken out of service, writedowns of inventories due to lower of cost or market evaluations, increased costs associated with the acceleration of maintenance to coincide with market-related downtime and other items principally relating to employee costs and receivables. Of the $17 million charge, $11 million is included in cost of sales, $4 million is included in other expense [income], net and $2 million is included in selling, research and administrative expenses.

U.  Selected quarterly information [unaudited]

For comparative purposes, Westvaco's fiscal quarters have been reclassified to reflect the results for each of the calendar quarters in the year ended December 31, 2001.
	Year ended December 31
In millions, except per share data	20021	20012
Sales
First	$1,407	$ 982
Second	1,919	990
Third	2,023	989
Fourth	1,893	946
Year	$7,242	$3,907
	====	====
Gross profit
First	$ 140	$167
Second	275	170
Third	308	175
Fourth	318	87
Year	$1,041	$599
	====	===
Income [loss] from continuing operations
First	$[56]	$ 16
Second	[5]	24
Third	17	30
Fourth	41	[29]
Year	$ [3]	$ 41
	===	==
Net income [loss]
First	$[415]	$ 16
Second	[8]	24
Third	[2]	30
Fourth	36	[29]
Year	$[389]	$ 41
	===	==
Income [loss] from continuing operations per common share - basic and diluted
First	$[0.33]	$ 0.16
Second	[0.03]	0.24
Third	0.09	0.29
Fourth	0.21	[0.29]

Net income [loss] per common share - basic and diluted
First	$[2.46]	$ 0.16
Second	[0.04]	0.24
Third	[0.01]	0.29
Fourth	0.18	[0.29]

1)	First quarter 2002 results include a charge for the impairment of goodwill (due to the initial adoption of SFAS No. 142) of $352 million, or $2.09 per share, and a pretax charge of $54 million, or $0.20 per share, after tax for restructuring and merger-related expenses. Second quarter 2002 results include a pretax charge of $34 million, or $0.10 per share, after tax for restructuring and merger-related expenses. Third quarter 2002 results include a pretax charge of $28 million, or $0.08 per share, after tax for restructuring and merger-related expenses. Fourth quarter 2002 results include a pretax charge of $37 million, or $0.11 per share, after tax for restructuring and merger-related expenses and a pretax charge related to the early retirement of debt of $6 million, or $0.02 per share, after tax.
2)	Second and third quarter 2001 results each include a net pretax charge of $2 million, or $0.01 per share, as a result of restructuring and a gain of $0.03 per share, to reflect tax benefit adjustments. Fourth quarter 2001 results include a pretax charge of $54 million, or $0.33 per share, after tax for a restructuring plan and a gain of $0.01 per share, resulting from the resolution of prior year tax audits.

RESPONSIBILITY FOR FINANCIAL STATEMENTS

Management is responsible for the information and representations in the accompanying consolidated financial statements and related notes as well as all other financial information contained in this report. These financial statements were prepared in accordance with accounting principles generally accepted in the United States of America and by necessity include some amounts determined using informed estimates and assumptions.

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

/s/ John A. Luke, Jr.
John A. Luke, Jr.
President and
Chairman, President and Chief Executive Officer

/s/ Karen R. Osar
Karen R. Osar
Senior Vice President and Chief Financial Officer

January 29, 2003

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders
of MeadWestvaco Corporation

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, shareholders' equity and of cash flows appearing on pages 35 through 61 present fairly, in all material respects, the financial position of MeadWestvaco Corporation and its subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for the year ended December 31, 2002, the two-month transition period ended December 31, 2001, and for each of the two fiscal years in the period ended October 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of MeadWestvaco Corporation's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in the summary of significant accounting policies, in 2002, MeadWestvaco Corporation adopted a new accounting standard for goodwill and other intangibles assets. In connection with the adoption of the new accounting standard, MeadWestvaco Corporation ceased amortization of goodwill and recorded a transitional impairment charge, which is reflected as a cumulative effect of change in accounting as of January 1, 2002. Also, in 2002, MeadWestvaco Corporation adopted a new accounting standard for the accounting for the impairment or disposal of long-lived assets.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP

New York, New York
January 29, 2003

=