Form 10-K/A, Exhibit 13
period 2003-12-31
MEADWESTVACO CORP
filed 2004-03-04
CIK 1159297

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

The results of merger synergies and continued consolidation of the Paper segment onto one platform have begun to become evident in the segment’s results. The segment loss decreased to $46 million in 2003 from a loss of $71 million last year. However, savings from merger synergies and consolidation of the paper platform were more than offset by lower prices and volumes, higher costs for energy and wood, and other higher manufacturing costs. Although the segment took market-related downtime in 2003, it was about a third less than in 2002, positively impacting segment profit in 2003 by approximately $12 million. Segment results were also impacted by the company’s 50% investment in an OSB mill in Minnesota. The company’s share of that investee’s pretax income was $22 million in 2003, compared to $4 million in 2002 on significantly higher prices for panelboard used in the construction industry. In February 2004, the company signed a definitive agreement to sell its investment in this operation to Nexfor Inc. for $30 million in cash. Higher prices for energy and wood negatively impacted 2003 results by approximately $37 million compared to 2002. The markets in the specialty paper business continued to be challenging in 2003 as pricing and shipments were down due to competitive pressures in the global markets for wear-resistant overlay and to a weak global economy.

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

NOTES TO FINANCIAL STATEMENTS

The following is a summary of the operating results of the discontinued operations from the date of merger through December 31, 2002:

In millions
Sales	$247
Cost of sales	247
Selling, general and administrative expenses	12

Loss from discontinued operations before income tax benefit	(12)
Income tax benefit	5

Loss from discontinued operations	(7)
Loss on disposal, net of $17 tax benefit	(27)

Loss from discontinued operations	$(34)

R. Cash flows

Changes in assets and liabilities, net of acquisitions and dispositions, are as follows:

	Years ended December 31		Two-month transition period ended December 31	Fiscal year ended October 31
In millions	2003	2002	2001	2001
(Increase) decrease in:
Receivables	$(11)	$(102)	$22	$23
Inventories	(63)	173	(6)	(66)
Other current assets	6	(10)	(7)	(22)
Increase (decrease) in:
Accounts payable and accrued expenses	(14)	(45)	6	(47)
Income taxes payable	(6)	—	(2)	4

	$(88)	$16	$13	$(108)

	Years ended December 31		Two-month transition period ended December 31	Fiscal year ended October 31
In millions	2003	2002	2001	2001
Cash paid for:
Interest	$320	$303	$41	$216
Less capitalized interest	(2)	(5)	(1)	(7)

Interest paid, net	$318	$298	$40	$209

Income taxes paid (refunded)	$(11)	$46	$1	$3

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