Form 10-K, Exhibit 13
period 2005-12-31
MEADWESTVACO CORP
filed 2006-03-02
CIK 1159297

Exhibit 13

MANAGEMENT‘S DISCUSSION AND ANALYSIS

OVERVIEW // For the year ended December 31, 2005, MeadWestvaco Corporation (“MeadWestvaco” or the “company”) reported net income of $28 million, or $0.14 per share. After-tax income from continuing operations for 2005 was $119 million, or $0.62 per share. Net income for the year included an after-tax loss from discontinued operations of $91 million, or $0.48 per share. Also included in net income were after-tax charges for debt retirement of $56 million, or $0.29 per share, after-tax charges for restructuring of $20 million, or $0.10 per share, and after-tax gains of $37 million, or $0.19 per share, on the sale of forestlands. Comparable amounts for prior periods are noted later in this discussion. The amounts related to the items noted above are reflected in corporate and other for segment reporting purposes.

In April 2005, the company sold its interests in the printing and writing papers business and related forestlands (“printing and writing papers business”) to an affiliate of Cerberus Management LLC, a private investment firm. Upon closing, we received proceeds from the buyer of $2.2 billion in cash and $100 million in aggregate principal amount of senior unsecured payable-in-kind (PIK) promissory notes (fair value of $75 million at date of issuance) of a subsidiary of the purchaser. As a result of the sale, the company incurred an after-tax accounting loss on sale of approximately $687 million, of which $548 million was recorded in the fourth quarter of 2004 for impairments of goodwill and other long-lived assets, and pension and other employee benefit settlements and curtailments. The remaining $139 million of after-tax loss was recorded in the first half of 2005. We began reporting the printing and writing papers business as a discontinued operation in the first quarter of 2005. Prior periods have been presented on a comparable basis.

Using proceeds from the sale of the printing and writing papers business, we repurchased a total of almost 24 million shares, or 12% of the outstanding common shares. At the end of 2005, the number of actual shares outstanding was 181.4 million, compared to 203.9 million shares at the end of 2004. Using the proceeds from the sale of the printing and writing papers business, we also reduced our total debt by approximately $1 billion which improved our total debt to total capital ratio to 41.1% at December 31, 2005, compared to 45.9% at December 31, 2004.

During 2005, the company benefited from modest revenue increases from higher selling prices and improved product mix in many of our businesses, which were offset by weaker overall demand for many of our products compared to the robust demand in 2004. All of our businesses experienced significant inflation in energy and raw material costs, and several operations of our packaging and specialty chemicals businesses were impacted by the effects from a Gulf Coast hurricane. During 2005, the pretax cost of energy, raw materials and freight was approximately $150 million higher than in 2004, offsetting improvements in price and mix of $120 million. During the third quarter, the impact of the

2             MeadWestvaco 2005 Annual Report

hurricane amounted to approximately $20 million, primarily related to lost production and shipments, property damage and related expenses. There were also effects that lingered into the fourth quarter.

In the Packaging segment, sales revenue increased 2% compared to 2004, and segment earnings decreased 22% compared to the prior year. The Packaging segment had increased sales as a result of higher selling prices realized for most products in 2005. Improvement in demand year over year in volumes for tobacco and cosmetics packaging in Europe were offset by weaker demand for media packaging. Beverage packaging volumes improved slightly over 2004. Revenue in the mill-based businesses declined compared to the prior year primarily due to a decline in shipments of bleached paperboard. Segment profits and revenues were negatively impacted compared to 2004 by significantly higher costs for raw materials, energy and freight in all of the businesses, market-related downtime taken in the mill-based businesses, and the lingering effects of the hurricane on the mill-based businesses. These negative impacts were partially offset by the effects of higher selling prices for most paperboard grades and improved volume and mix in tobacco and cosmetics packaging in Europe. This segment, which includes most of the company’s internationally focused businesses, was negatively impacted by the weakening of the euro against the dollar.

In the Consumer and Office Products segment, revenue increased 3% compared to 2004, and segment profits decreased 5%. Revenues were positively impacted by growth in the Brazilian school and office products business, which was acquired in 2004, offset by a decrease in revenues from consolidation of commodity product lines and the continuing challenge of global competitive pressures from lower priced imports. The decline in the segment’s operating profit was driven by higher costs for paper and distribution, partially offset by improved sales mix and cost savings from facility consolidations made in 2004.

In the Specialty Chemicals segment, sales revenue increased 4% and operating profit decreased by 32% from the prior year. Sales increased due to higher selling prices and strong demand in several markets, but those positive effects were offset by lower sales volume for some activated carbon products as a result of changes in design of emission systems by an automaker customer. Higher raw material and energy costs were the primary drivers of the decline in the segment’s operating profit compared to the prior year.

In 2005, the company began its cost reduction initiative, which is focused on reducing general and administrative costs, streamlining our warehousing and logistics network, and reducing our real estate footprint, in order to establish a more flexible, lean and responsive business model. Through this new initiative, we expect to reduce our overall cost structure by $175 million to $200 million, before inflation, on an annual run rate basis by the end of 2007. In 2005, specific actions were completed that resulted in annual run rate savings of about $65 million, before inflation.

Financial Review             3

MANAGEMENT’S DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS // The following table summarizes our results for the three years ended December 31, 2005, 2004 and 2003, as reported in accordance with accounting principles generally accepted in the United States (GAAP). All references to per share amounts are presented on an after-tax basis.

	Years ended December 31
In millions, except per share data	2005	2004	2003
Net sales	$6,170	$6,060	$5,566
Cost of sales	5,087	4,925	4,593
Selling, general and administrative expenses	756	800	780
Interest expense	208	209	210
Other income, net	(16)	(197)	(105)

Income from continuing operations before income taxes	135	323	88
Income tax provision	(16)	(99)	(4)

Income from continuing operations	119	224	84
Discontinued operations	(91)	(573)	(62)
Cumulative effect of accounting change	—	—	(4)

Net income (loss)	$28	$(349)	$18

Income (loss) per share – basic:
Income from continuing operations	$0.62	$1.11	$0.42
Discontinued operations	(0.48)	(2.84)	(0.31)
Cumulative effect of accounting change	—	—	(0.02)

Net income (loss)	$0.14	$(1.73)	$0.09

Income (loss) per share – diluted:
Income from continuing operations	$0.62	$1.10	$0.42
Discontinued operations	(0.48)	(2.82)	(0.31)
Cumulative effect of accounting change	—	—	(0.02)

Net income (loss)	$0.14	$(1.72)	$0.09

Sales for the year ended December 31, 2005, were $6.2 billion compared to $6.1 billion for the year ended December 31, 2004, and $5.6 billion for the year ended December 31, 2003. Increased sales, compared to 2004, were the result of higher selling prices and improved product mix in most of our businesses, which were partially offset by weaker overall demand for many of our products compared to the robust demand in 2004. Refer to the individual segment discussions that follow for detailed sales information for each segment.

Cost of sales for the year ended December 31, 2005, was $5.1 billion, compared to $4.9 billion and $4.6 billion for the years ended December 31, 2004 and 2003, respectively. Our gross margin declined about one point from

4             MeadWestvaco 2005 Annual Report

2004 and was slightly improved over 2003. The decline in gross margin was primarily related to increased costs in 2005 for raw materials and energy, and higher market-related downtime in 2005. During 2005, the pretax cost of energy, raw materials and freight was approximately $150 million higher than in 2004. Restructuring charges for the year that were included in cost of sales were $18 million, compared to $89 million in 2004 and $40 million in 2003.

Maintenance costs and the effects of market-related downtime are reflected in cost of sales. Market-related downtime in 2005 was higher than in 2004 and 2003. Total market-related downtime in 2005 was about 109,000 tons, which had a negative impact on results of approximately $31 million. The 2005 market-related downtime was taken primarily in the first three quarters of the year. In 2004, the company took 17,000 tons of market-related downtime, which had an impact on results of $3 million; in 2003, the company took 88,000 tons of market-related downtime, which had an impact on results of $24 million. In all three years, the mix of market-related downtime varied by business. The effects of market-related downtime consist of the unabsorbed fixed manufacturing costs due to lower production, but do not include lost profits due to lower shipment levels. Maintenance costs in 2005 were similar to 2004 costs. Total maintenance costs in 2005 were about $244 million, compared to $242 million and $227 million in 2004 and 2003, respectively.

Selling, general and administrative expenses were $756 million, $800 million and $780 million for the years ended December 31, 2005, 2004 and 2003, respectively. Selling, general and administrative expenses as a percentage of sales were 12.3%, 13.2% and 14.0% for the years ended December 31, 2005, 2004 and 2003, respectively. A portion of the decrease in 2005 was a result of various activities which focused on reduced spending and staff reductions throughout the company. Restructuring charges included in selling, general and administrative expenses were $11 million in both 2005 and 2004, and $21 million in 2003. Additionally, beginning in 2005, about $30 million of certain costs classified as cost of sales, were, in prior years, included in selling, general and administrative expenses for the consumer packaging business, as the company integrated the business and shifted certain functions to production. Also included in selling, general and administrative expenses in 2005 were approximately $25 million of costs associated with transition services provided to NewPage Corporation, a subsidiary of the purchaser of the printing and writing papers business, pursuant to the sale agreement; however, the revenue from those services was included in other income, net.

Pension income for continuing operations, before settlements and curtailments, was $67 million in 2005 compared to $86 million in 2004 and $83 million in 2003. Pension income is reflected in cost of sales and selling, general and administrative expenses, and is reported in corporate and other for segment reporting.

Interest expense of $208 million in 2005 was similar to 2004 and 2003 interest expense of $209 million and $210 million, respectively, after excluding the interest expense allocated to discontinued operations.

Financial Review             5

MANAGEMENT’S DISCUSSION AND ANALYSIS

Other income, net, was $16 million in 2005, compared to $197 million and $105 million for the years ended December 31, 2004 and 2003, respectively. The decrease in other income in the current year was primarily related to lower gains on the sales of forestland compared to the prior years. Gains on the sales of forestland were $60 million before taxes in 2005, compared to gains of $176 million and $85 million before taxes in 2004 and 2003, respectively. During 2005, the company reduced total debt by approximately $1 billion, incurring pretax charges of approximately $90 million for debt retirement, compared to charges of $1 million and $26 million for 2004 and 2003, respectively. In 2005, investee loss was $4 million, compared to 2004 and 2003 investee income of $2 million and $18 million, respectively, primarily from the company’s investment in Northwood Panelboard Company. Current year results exclude earnings from this investment, as it was sold early in 2004.

For the years ended December 31, 2005, 2004 and 2003, the effective tax rate was approximately 12%, 31% and 5%, respectively. The decline in the rate from 2004 to 2005 was due to a lower proportion of domestic earnings in 2005, a change in the allocation of state taxes as a result of the sale of the printing and writing papers business, and tax credits. The increase in the rate from 2003 to 2004 reflects changes in the composition and mix of earnings and losses in certain jurisdictions (primarily our domestic operations) and is comparable to the statutory rate. We expect the effective tax rate for 2006 to be in the range of 25% to 30%.

Net income in 2003 included an after-tax charge of $4 million, or $0.02 per share, for the cumulative effect of an accounting change related to the adoption of Statement of Financial Accounting Standard (SFAS) No.143, Accounting for Asset Retirement Obligations. The company adopted FASB Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations – An Interpretation of SFAS No.143, as of December 31, 2005; the cumulative effect of this accounting change was immaterial.

In addition to the information discussed above, the following sections discuss the results of operations for each of our business segments and corporate and other.

Packaging segment

	Years ended December 31
In millions	2005	2004	2003
Sales	$4,476	$4,402	$4,020
Segment profit[1]	336	431	267

[1]	Segment profit is measured as results before restructuring charges, pension income, interest income and expense, income taxes, minority interest, discontinued operations, extraordinary items and cumulative effect of accounting changes.

6             MeadWestvaco 2005 Annual Report

The Packaging segment produces bleached paperboard, Coated Natural Kraft paperboard™ (CNK®), kraft paperboard, linerboard and saturating kraft, and packaging for consumer products markets. The Packaging segment also manufactures printed plastic packaging and injection-molded products used for packaging DVDs, CDs, cosmetics and pharmaceutical products. In addition, the Packaging segment designs and produces multi-pack cartons and packaging systems primarily for the beverage take-home market. This segment’s products are manufactured at four domestic mills and two mills located in Brazil. Paperboard and plastic are converted into packaging products at plants located in North America, Brazil, Asia and Europe. These products are sold primarily in North America, with additional markets located in Latin America, Europe, Asia and the Pacific Rim.

Sales in the Packaging segment increased to $4.5 billion for the year ended December 31, 2005, compared to 2004 sales of $4.4 billion and 2003 sales of $4.0 billion. The sales increase of 2% for 2005 over the prior year was a result of higher selling prices realized for many products and strengthening demand for tobacco and cosmetics packaging in Europe, and global compliance healthcare packaging. Demand was weaker than last year for media packaging, while demand for beverage packaging was slightly higher than 2004. Revenue in the mill-based businesses declined, compared to the prior year, partially due to a decline in shipments of bleached paperboard as a result of the impact of a hurricane. Bleached paperboard shipments of 1.7 million tons were down 7% from the prior year, but the business realized a year-over-year net price improvement of about 5% across the bleached board grades. Shipments for CNK paperboard of over one million tons were similar to shipments in the prior year, with open market pricing increases of 3% over 2004. Linerboard shipments increased 17% from the prior year, with pricing similar to last year. During 2005, we indefinitely shut down an older, smaller, bleached paperboard machine and announced the indefinite shutdown of another bleached paperboard machine. The segment’s consumer packaging businesses reported lower sales of print and plastic packaging for the media and entertainment industries but increased demand for cosmetics and tobacco packaging in Europe. In the beverage packaging business, sales were down compared to the prior year due to weaker soft drink demand in North America and weaker demand in beer markets worldwide. The company’s Brazilian packaging operation, Rigesa Ltda., had an increase in sales over 2004 driven by higher prices and a stronger Brazilian currency. A weaker euro had a negative impact on sales for the European packaging operations.

Segment profit for the year decreased to $336 million compared to 2004 results of $431 million. The 22% decrease from 2004 reflects significantly higher costs for raw materials and energy in all of the businesses compared to 2004, higher market-related downtime taken in the mill-based businesses, and the impact of the hurricane on the mill-based businesses. The consumer packaging results were positively impacted by improved volume and mix in tobacco and cosmetics packaging in Europe, but this positive impact was offset by weaker

Financial Review             7

MANAGEMENT’S DISCUSSION AND ANALYSIS

volume in media and entertainment packaging as a result of a lack of blockbuster titles in 2005, weakness and some share loss in games, DVD and music markets, and increased resin costs that could not be passed on to customers. In the packaging systems business, operating profit was positively impacted by growth in nonbeverage dairy packaging from our European acquisition in 2004. This segment was negatively impacted by the weakening of the euro against the U.S. dollar.

Year-over-year segment results declined $95 million. Earnings benefited by $73 million from price increases and mix improvements. Earnings were adversely affected by $22 million from increased market-related downtime, $74 million for higher costs for energy, wood and freight, $23 million for volume decreases, and $49 million from other operating cost increases compared to the prior year, primarily related to the effects of the hurricane and lower absorption of fixed manufacturing costs.

Consumer and Office Products segment

	Years ended December 31
In millions	2005	2004	2003
Sales	$1,125	$1,090	$1,055
Segment profit[1]	130	137	126

[1]	Segment profit is measured as results before restructuring charges, pension income, interest income and expense, income taxes, minority interest, discontinued operations, extraordinary items and cumulative effect of accounting changes.

The Consumer and Office Products segment manufactures, sources, markets and distributes school, office, envelope and time-management products to retailers and commercial distributors. This segment’s operations are conducted predominantly in North America and Brazil.

Sales for this segment increased to $1.13 billion in 2005 compared to $1.09 billion for 2004 and $1.06 billion in 2003. The 3% sales growth was driven by prior year acquisitions and improved demand for time-management products, which were offset by the continuing challenge of global competitive pressures from lower priced Asian-based imports, especially related to commodity-based paper products. Sales from the Brazilian school and office products business acquired in 2004, Tilibra S.A. Produtos de Papelaria (“Tilibra”), were a significant portion of the sales increase in 2005 over 2004. Segment profit for the year decreased to $130 million compared to 2004 results of $137 million. Segment operating profit also benefited from the prior year acquisition, as well as added contribution from the segment’s Canadian business and costs savings from facility consolidations made in 2004. Segment profit was negatively impacted by Asian import price pressures and higher raw materials costs, primarily uncoated paper, which could not be fully passed on to customers in the current year. Year-over-year results were positively impacted by $25 million for price

8             MeadWestvaco 2005 Annual Report

increases and mix improvements, and $2 million for other cost reductions, offset by the negative impact of higher costs of about $26 million and volume decreases of about $8 million.

Specialty Chemicals segment

	Years ended December 31
In millions	2005	2004	2003
Sales	$425	$410	$353
Segment profit[1]	39	57	45

[1]	Segment profit is measured as results before restructuring charges, pension income, interest income and expense, income taxes, minority interest, discontinued operations, extraordinary items and cumulative effect of accounting changes.

The Specialty Chemicals segment globally markets and distributes products which are manufactured at four primary domestic locations. Major product groups are: activated carbon products; printing ink resins and lignin-based surfactants; and tall oil fatty acid, rosin and derivative products.

Sales increased in 2005 to $425 million from $410 million in 2004 and $353 million in 2003 due to higher selling prices and strong demand for the segment’s chemicals used in asphalt paving, dyes, printing inks and industrial pine chemical markets. However, those positive effects were offset by lower volumes for some activated carbon products as a result of changes in design of emission systems by an automaker customer. Higher raw material and energy costs were the primary drivers of the decline in the segment’s operating profit compared to the prior year. Year-over-year results were positively impacted by price increases and mix improvements of $15 million, offset by the negative impact of higher costs for raw materials and energy of about $23 million, volume decreases of $6 million, and other cost increases of $4 million.

Corporate and other

	Years ended December 31
In millions	2005	2004	2003
Sales	$213	$216	$200
Corporate and other loss[1]	(370)	(302)	(350)

[1]	Corporate and other loss may include goodwill impairment charges, minority interest, debt retirement charges, restructuring charges, net pension income, interest income and expense, and gains on asset sales.

Corporate and other includes the company’s specialty paper business, forestry operations and corporate support staff services, and related assets and liabilities. The results also include income and expense items not directly associated with segment operations, such as certain legal charges and settlements, pension income, interest income and expense, and other charges.

Financial Review             9

MANAGEMENT’S DISCUSSION AND ANALYSIS

The loss for corporate and other was $370 million, compared to a loss of $302 million and $351 million in 2004 and 2003, respectively. The increase in the loss reflects lower forestland sales gains in 2005 of $116 million, lower pension income of $19 million, and higher debt retirement costs of $89 million. These negative effects were partially offset by $71 million of lower restructuring charges in 2005, higher transition services income of $25 million, higher interest income of $21 million, reduced corporate spending of $33 million, and lower other costs of $6 million.

Discontinued Operations Discontinued operations for 2005 related to the sale of the printing and writing papers business included only four months of operations as the business was sold on April 30, 2005.

The company recorded an after-tax loss from discontinued operations for the years ended December 31, 2005, 2004 and 2003 of $91 million, $573 million and $62 million, respectively. Results in 2005 and 2004 were negatively impacted by sale-related costs, including lease termination charges, asset impairments, debt extinguishment costs, pension settlement and curtailment losses, and other related costs that were not incurred during 2003.

Comparison of Years ended December 31, 2004 and 2003 The information in this section has been restated on a continuing operations basis.

Packaging segment: Sales revenue increased 10% compared to 2003, and segment earnings increased 61%. This strong increase in earnings was the result of increased demand for most grades of paperboard as evidenced by stronger shipments, higher selling prices and better product mix, as well as by more efficient operations in the segment’s mill-based businesses. The segment’s converting operations also performed well during the year, especially in the company’s consumer packaging businesses, which had strong growth in media and entertainment packaging markets, and also in cosmetics and tobacco packaging. In the packaging systems business, results benefited from improved productivity and the contribution of the segment’s packaging acquisition in France. This segment, which includes most of the company’s internationally focused businesses, also benefited from a strengthening of other currencies against the U.S. dollar.

Consumer and Office Products segment: In the Consumer and Office Products segment, results were positively impacted by acquisitions of school and office and time-management products businesses made during the current and prior year, which contributed to the improvement of both sales and earnings for the year. Offsetting the favorable effects from these additions to the business were the continuing challenge of global competitive pressures from lower priced imports and higher costs for paper and distribution.

Specialty Chemicals segment: Sales revenue and operating profit both increased from the prior year. Sales were higher, primarily in automotive markets, and the business had solid shipments of the chemicals used in asphalt paving, solvent ink

10             MeadWestvaco 2005 Annual Report

and industrial pine chemical markets. Although the overall segment results improved for the year, results were offset in part by higher energy, freight and other costs compared to 2003.

Other items: Selling, general and administrative expenses were $800 million in 2004 compared to $780 million in 2003. Selling, general and administrative expenses included $11 million of restructuring charges compared to $21 million of restructuring and merger-related expenses in 2003. The decrease of selling, general and administrative expenses as a percent of sales was a result of various activities which focused on reducing spending and staff levels throughout the company, offset by acquisitions in the Consumer and Office Products and Packaging segments.

Interest expense of $209 million in 2004 was similar to interest expense of $210 million in 2003.

Pension income, before settlements and curtailments, was $86 million before taxes compared to $83 million in 2003, reflecting the company’s continued overfunded position in its qualified plans.

Other income, net, increased in 2004 to $197 million from $105 million in 2003. Included in other income, net, are gains on the sales of forestland of $176 million. The gains recorded in 2003 were $85 million. Total investee income in 2004 was $2 million, compared to $18 million in 2003 due primarily to the sale of the company’s oriented strand board investee in early 2004. In 2004, the company incurred $1 million of expenses in connection with the early extinguishment of debt compared to $26 million of similar charges in 2003.

The company’s annual effective tax benefit rate for 2004 was 31% compared to 5% in 2003. The increase in the 2004 annual effective tax rate reflects changes in the composition and mix of earnings and losses in certain jurisdictions, primarily domestic operations, and is comparable to the statutory rate.

Outlook The company’s Packaging segment had weaker results in 2005 compared to the very strong results in 2004. The segment saw improvement in demand year over year in tobacco and cosmetics packaging in Europe, and management expects demand to remain stable in 2006. Demand for print and plastic packaging in the media and entertainment markets is expected to decline seasonally in the first quarter of 2006 after the holiday season, while demand for beverage packaging is expected to remain at levels similar to the fourth quarter of 2005. Healthcare markets continue to be challenging with intense price competition in standard product lines. In the segment’s mill-based businesses, demand for bleached paperboard declined in 2005, but demand in the first quarter of 2006 is expected to remain at fourth quarter 2005 levels.

Demand for our consumer and office products is expected to remain stable in 2006. Strengthened by several acquisitions in 2003 and 2004, we believe our time-management products exhibit a strong presence in major retail and commercial channels and continue to be among the best-recognized brands in the marketplace. Our management expects continued integration of these

Financial Review             11

MANAGEMENT’S DISCUSSION AND ANALYSIS

acquisitions and facility consolidations to contribute to improved operating performance in 2006. This segment’s traditional back-to-school products have experienced pressure from Asian imports, especially in its commodity lines. Strong proprietary brands, along with licensed products, continue to provide positive results in the business segment’s value-added product lines, offsetting losses in lower margin commodity and private label products. The Consumer and Office Products segment typically incurs a small loss in the first quarter as the business builds inventory for its back-to-school selling season in the second and third quarters and for the peak selling season for time-management products in the second half of the year.

The Specialty Chemicals segment saw growth in 2005 in its asphalt, dye and pine chemicals markets, and those markets are expected to remain strong in 2006. Sales of activated carbon products decreased in 2005 as a result of changes in design of emission systems by an automaker customer; however, demand for other carbon products remained strong and is expected to continue into 2006.

We expect to continue to implement higher selling prices based on previously announced price increases in an effort to offset expected ongoing pressures from cost inflation in energy and raw materials for all of our businesses.

Earlier in the year, we launched a new cost reduction initiative to improve the efficiency of our business model. As part of the initiative, we are focusing on reducing the general and administrative cost structure across the company by redesigning general and administrative services with a plan to move to a more simplified, standardized, global model. We also plan to reduce our real estate footprint and streamline our warehousing and logistics network. The goal of this initiative is to reduce the overall cost structure of the company by $175 million to $200 million, before inflation, on an annual run rate basis by the end of 2007. In 2005, specific actions were completed that resulted in annual run rate savings of about $65 million, before inflation. As part of this initiative, a total of approximately 350 positions were eliminated from general and administrative areas in the company’s U.S. operations. Our goal for 2006 is to realize another $65 million in annual run rate savings. As part of this initiative and other restructuring activities, the company expects to incur about $75 million to $100 million in restructuring and related costs in 2006.

Capital spending was $305 million in 2005 and is expected to be between $300 million and $325 million in 2006. Depreciation and depletion expense was $404 million in 2005 and is expected to be similar in 2006.

Interest expense totaled $208 million in 2005. Management expects interest expense to be in the range of $190 million to $200 million in 2006.

Management currently estimates overall pension income in 2006 to be about $50 million which is derived primarily from the domestic plans. This estimate assumes a discount rate of 5.5%, a salary increase rate of 4.0% and an expected rate of return on assets of 8.5%.

12             MeadWestvaco 2005 Annual Report

Also, beginning in the first quarter of 2006, the company will begin to expense stock options in accordance with SFAS No.123-revised 2004 (SFAS No.123R), Share-Based Payments. The effect of adoption of SFAS No.123R is currently estimated to be an incremental noncash expense of approximately $15 million before taxes for 2006.

The company generated gross proceeds of $68 million and $229 million from the sales of forestland in 2005 and 2004, respectively. We have completed our forestland sales program and expect proceeds from forestland sales to be less significant in 2006.

On February 15, 2006, the company announced plans designed to accelerate progress toward a new packaging platform, a new innovation center, and the consolidation of corporate activities to a new corporate headquarters located in Richmond, Virginia. The changes are expected to begin in the second quarter of 2006 and are expected to be completed by early 2007. Management expects to incur costs associated with these actions, which are included in the cost reduction initiative and other restructuring activities noted above, of about $75 million to $100 million.

Also, in February 2006, the company repurchased and retired 1.3 million shares, related to an obligation under a share put option to the former owner of a subsidiary. The cash impact of this transaction was approximately $47 million.

Certain statements in this document and elsewhere by management of the company that are neither reported financial results nor other historical information are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Refer to the “Forward-looking statements” section later in this document.

LIQUIDITY AND CAPITAL RESOURCES // Cash generated from operations and the proceeds from the sale of the printing and writing papers business provided the major source of funds for the company. Forestland sales also provided a source of funds in 2005 but are not expected to be a significant source of funds in 2006. As disclosed in Note P to the company’s consolidated financial statements, the company received approximately $2.2 billion in proceeds from the second quarter sale of its printing and writing papers business and related forestlands, which was effective April 30, 2005. Approximately $1.1 billion of the cash proceeds from the sale were used to repay approximately $1 billion of debt and related fees of about $90 million, in the second quarter. The proceeds were also used in the second and third quarters to repurchase a total of 24 million shares, or 12%, of the company’s outstanding shares for about $700 million. The company has been authorized by the Board of Directors to repurchase up to five million additional shares, primarily to avoid dilution of earnings per share relating to employee equity awards. Cash and cash equivalents totaled $297 million at December 31, 2005, compared to $270 million at December 31, 2004. There were no short-term investments at December 31, 2005, compared to $5 million at December 31, 2004.

Financial Review             13

MANAGEMENT’S DISCUSSION AND ANALYSIS

Operating activities The company generated cash flows from continuing operations of $305 million in 2005, compared to $633 million in 2004 and $379 million in 2003. The decline in operating cash flows from continuing operations was primarily attributable to lower after-tax earnings from continuing operations, which declined by $105 million in 2005 from 2004. Included in 2005 cash flows from continuing operations is approximately $160 million in tax payments related to the sale of the printing and writing papers business. Cash flow from discontinued operations was a use of cash in 2005 of $78 million, compared to cash provided by operations of $289 million and $91 million in 2004 and 2003, respectively.

Investing activities The company generated about $2 billion of cash from investing activities in 2005, compared to using cash of $207 million in 2004 and $95 million in 2003. The primary source of the funds was the proceeds from the sale of the printing and writing papers business noted above. Capital spending totaled $305 million for the year ended December 31, 2005, compared to $317 million during 2004 and $309 million in 2003. Management anticipates that this lower level of capital spending will continue during 2006 with estimated spending of between $300 million and $325 million. Depreciation, depletion and amortization is expected to be approximately $500 million for 2006.

During 2005, we acquired DZN, The Design Group, a full service design and marketing company which will enhance MeadWestvaco’s package design capabilities, enabling the company to provide a more competitive and comprehensive set of creative design services. During 2004, we acquired Aries Packaging, a machinery systems company which supports the company’s dairy packaging systems business in Europe, and Tilibra, a manufacturer of school, office and time-management stationery products in Brazil. These transactions, as well as other smaller acquisitions, did not have a material impact on the cash flows of the company.

The company completed the sale of 20,000 acres of forestlands, generating proceeds of $68 million in 2005. Overall, asset sales generated $109 million of proceeds in 2005, compared to $281 million last year. For 2003, the company generated $224 million of proceeds from the sales of assets, primarily nonstrategic forestland. With the completion of our land sale program in 2005, management does not expect forestland sales to be a significant source of funds in 2006.

Financing activities The company used about $2.2 billion of cash in financing activities during 2005, compared to cash used in financing activities of $672 million during 2004 and $547 million during 2003. Proceeds received from the sale of the company’s printing and writing papers business discussed above were used to retire approximately $1 billion in debt and repurchase almost 24 million shares of outstanding common stock at a cost of about $700 million. All of the repurchased shares of common stock have been retired. In October 2005, the company’s Board of Directors authorized the future repurchase of an additional

14             MeadWestvaco 2005 Annual Report

five million shares primarily to avoid dilution of earnings per share relating to employee equity awards. At December 31, 2005, the company had a $750 million bank credit facility available, that expires in December 2010, which was not utilized at December 31, 2005. Borrowings under this agreement can be in unsecured domestic or eurodollar notes and at rates approximating prime or the London Interbank Offered Rate (LIBOR) at the company’s option. The $750 million credit agreement contains a financial covenant limiting the percentage of total debt to total capitalization (including deferred taxes) to 55% as well as certain other covenants with which the company is in compliance.

There were $11 million of short-term borrowings at December 31, 2005, related to certain foreign operations, compared to $30 million of short-term borrowings at December 31, 2004. The maximum amounts of combined commercial paper outstanding during the years ended December 31, 2005, 2004 and 2003, were $115 million, $53 million and $752 million, respectively. The average amount of commercial paper outstanding during the years ended December 31, 2005, 2004 and 2003, was $1 million, $4 million and $304 million, respectively, with an average interest rate of 3.1%, 1.4% and 1.3%, respectively. There were no commercial paper borrowings at December 31, 2005 and 2004. In the past, these borrowings funded seasonal increases in inventory and receivables at the company’s Packaging and Consumer and Office Products segments. At December 31, 2005, approximately 15% of the company’s debt was variable rate, after factoring in the company’s interest-rate swaps. The weighted average interest rate on the company’s variable-rate debt was approximately 4.9% in 2005. This compares to approximately 20% variable-rate debt at December 31, 2004, with an average rate of 3.0%.

At December 31, 2005 and 2004, the company had $13 million and $234 million of notes payable and current maturities of long-term debt. At December 31, 2005, the percentage of debt to total capital was 41.1% and 45.9% at December 31, 2005 and 2004, respectively.

In 2005, the Board of Directors declared dividends of $0.92 per share, paying a total of $178 million of dividends to shareholders in 2005. During 2004 and 2003, the company paid $186 million and $184 million, respectively, of dividends to shareholders.

In February 2006, the company repurchased and retired 1.3 million shares, related to an obligation under a share put option to the former owner of a subsidiary. The cash impact of this transaction was approximately $47 million.

Effects of inflation Costs for energy, including natural gas, oil and electricity, and costs for certain raw materials and freight increased significantly in 2005 and are expected to increase in 2006 on a full-year basis. The increase in these costs affected many of the company’s businesses. During 2005, the pretax cost of energy, raw materials and freight was approximately $150 million higher than in 2004.

Financial Review             15

MANAGEMENT’S DISCUSSION AND ANALYSIS

Environmental and legal matters Our operations are subject to extensive regulation by federal, state and local authorities, as well as regulatory authorities with jurisdiction over foreign operations of the company. Due to changes in environmental laws and regulations, the application of such regulations, and changes in environmental control technology, it is not possible for us to predict with certainty the amount of capital expenditures to be incurred for environmental purposes. Taking these uncertainties into account, we estimate that we will incur approximately $32 million in environmental capital expenditures in 2006 and approximately $23 million in 2007. Approximately $47 million was spent on environmental capital projects in 2005.

We have been notified by the U.S. Environmental Protection Agency (the “EPA”) or by various state or local governments that it may be liable under federal environmental laws or under applicable state or local laws with respect to the cleanup of hazardous substances at sites previously operated or used by the company. The company is currently named as a potentially responsible party (“PRP”), or has received third-party requests for contribution under the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA) and similar state or local laws with respect to numerous sites. Some of these proceedings are described in more detail in Part I, Item 3, “Legal Proceedings.” There are other sites which may contain contamination or which may be potential Superfund sites, but for which we have not received any notice or claim. The potential liability for all of these sites will depend upon several factors, including the extent of contamination, the method of remediation, insurance coverage and contribution by other PRPs. The company regularly evaluates its potential liability at these various sites. At December 31, 2005, the company had recorded liabilities of approximately $27 million for estimated potential cleanup costs based upon its close monitoring of ongoing activities and its past experience with these matters. The company believes that it is reasonably possible that costs associated with these sites may exceed amounts of recorded liabilities by an amount that could range from an insignificant amount to as much as $30 million. This estimate is less certain than the estimate upon which the environmental liabilities were based. After consulting with legal counsel and after considering established liabilities, it is management’s judgment that the resolution of pending litigation and proceedings is not expected to have a material adverse effect on the company’s consolidated financial condition or liquidity. In any given period or periods, however, it is possible such proceedings or matters could have a material effect on the results of operations.

As with numerous other large industrial companies, the company has been named a defendant in asbestos-related personal injury litigation. Typically, these suits also name many other corporate defendants. All of the claims against the company resolved to date have been concluded before trial, either through dismissal or through settlement with payments to the plaintiff that are not material to the company. To date, the costs resulting from the litigation, including settlement costs, have not been significant. As of December 31, 2005, there

16             MeadWestvaco 2005 Annual Report

were approximately 200 lawsuits. Management believes that the company has substantial indemnification protection and insurance coverage, subject to applicable deductibles and policy limits, with respect to asbestos claims. The company has valid defenses to these claims and intends to continue to defend them vigorously. Additionally, based on its historical experience in asbestos cases and an analysis of the current cases, the company believes that it has adequate amounts accrued for potential settlements and judgments in asbestos-related litigation. At December 31, 2005, the company had recorded litigation liabilities of approximately $29 million, a significant portion of which relates to asbestos. Should the volume of litigation grow substantially, it is possible that the company could incur significant costs resolving these cases. After consulting with legal counsel and after considering established liabilities, it is management’s judgment that the resolution of pending litigation and proceedings is not expected to have a material adverse effect on the company’s consolidated financial condition or liquidity. In any given period or periods, however, it is possible such proceedings or matters could have a material effect on the results of operations.

The company is involved in various other litigation and administrative proceedings arising in the normal course of business. Although the ultimate outcome of such matters cannot be predicted with certainty, management does not believe that the currently expected outcome of any matter, lawsuit or claim that is pending or threatened, or all of them combined, will have a material adverse effect on the company’s consolidated financial condition or liquidity. In any given period or periods, however, it is possible such proceedings or matters could have a material effect on the results of operations.

Interest rates It is management’s objective to manage its interest expense through a blend of fixed and floating interest rate instruments. The company primarily funds itself with long-term debt, having final maturities ranging from two to 40 years at date of issue, a portion of which has variable interest rates, and with variable interest rate commercial paper. The company uses interest-rate swaps in managing its mix of fixed and floating rate debt. See Note G in the notes to the consolidated financial statements.

Foreign currency The company has foreign-based operations, primarily in Brazil, Canada, Mexico, Europe and Asia, which accounted for approximately 28% of its 2005 net sales. In addition, certain of the company’s domestic operations have sales to foreign customers. In the conduct of its foreign operations, the company also makes intercompany sales and receives royalties and dividends denominated in many different currencies. All of this exposes the company to the effect of changes in foreign currency exchange rates.

Flows of foreign currencies into and out of the company’s domestic operations are generally stable and regularly occurring and are recorded at fair market value in the company’s financial statements. The company’s foreign currency management policy permits it to enter into foreign currency hedges when these flows exceed

Financial Review             17

MANAGEMENT’S DISCUSSION AND ANALYSIS

a threshold, which is a function of these cash flows and forecasted annual operations. During 2005, the company entered into foreign currency hedges to partially offset the foreign currency impact of these flows on operating income. See Note G in the notes to the consolidated financial statements.

The company also issues intercompany loans to its foreign subsidiaries in their local currencies, exposing it to the effect of changes in spot exchange rates between loan issue and loan repayment dates. Generally, management uses foreign-exchange hedge contracts with terms of less than one year to hedge these exposures. When applied to the company’s derivative and other foreign currency sensitive instruments at December 31, 2005, a 10% adverse change in currency rates would have about a $12 million effect on the company’s results.

Contractual obligations The company enters into various contractual obligations throughout the year. Presented below are the contractual obligations of the company as of December 31, 2005, and the time period in which payments under the obligations are due. Disclosures related to long-term debt, capital lease obligations and operating lease obligations are included in the footnotes to the consolidated financial statements of the company. Also included below are disclosures regarding the amounts due under purchase obligations. Purchase obligation is defined as an agreement to purchase goods or services that is enforceable and legally binding on the company and that specifies all significant terms, including fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. The company has included in the disclosure below all normal and recurring purchase orders, take-or-pay contracts, supply arrangements as well as other purchase commitments that management believes meet the definition of purchase obligations above.

	Payments due by period
In millions	Total	Less than 1 year 2006	1-3 years 2007 and 2008	3-5 years 2009 and 2010	More than 5 years 2011 and beyond
Contractual Obligations:
Debt	$2,369	$13	$18	$81	$2,257
Interest on debt	3,271	182	363	356	2,370
Capital lease obligations	167	5	8	8	146
Operating leases	187	58	61	33	35
Purchase obligations	563	432	72	19	40
Other long-term obligations	814	—	226	157	431

Total	$7,371	$690	$748	$654	$5,279

18             MeadWestvaco 2005 Annual Report

OTHER ITEMS INCLUDING RESTRUCTURING AND

BUSINESS IMPROVEMENT ACTIONS //

Year ended December 31, 2005 For the year ended December 31, 2005, MeadWestvaco recorded total pretax charges of $29 million for asset writedowns, facility closures and employee separation costs, of which $18 million and $11 million were recorded within cost of sales and selling, general and administrative expenses, respectively. Of these amounts, $1 million and $4 million were recorded within cost of sales and selling, general and administrative expenses, respectively, in the fourth quarter of 2005.

Although these charges related to individual segments, such amounts are reflected in corporate and other for segment reporting purposes.

The following table and discussion present additional detail of the 2005 charges by business segment:

In millions	Asset writedowns and other costs	Employee costs	Total
Packaging	$5	$9	$14
Consumer and Office Products	7	1	8
All other	3	6	9

	$15	$16	$31

Gain on sale of Consumer and Office Products assets previously written down	$(2)	$—	$(2)

Productivity initiative	$5	$4	$9
Cost initiative	8	12	20

Packaging segment: During the year, the company incurred charges of $14 million for asset writedowns, employee separation costs and other restructuring costs related to the closing of a packaging converting plant in the United States and various other restructuring activities in its packaging operations in the United States and Europe. The charges included employee separation costs of $9 million related to approximately 250 employees. Most of these employees have separated from the company as of December 31, 2005. The remaining $5 million included $4 million of asset impairments and $1 million of other closure-related costs.

Consumer and Office Products segment: During 2005, the company recorded charges of $8 million for asset writedowns, employee separation costs and other restructuring costs incurred in connection with various restructuring activities in its consumer and office products manufacturing operations in North America. The charges included employee separation costs of $1 million, related to approximately 50 employees, $2 million for asset writedowns, including assets

Financial Review             19

MANAGEMENT’S DISCUSSION AND ANALYSIS

impairments of $1 million, and $5 million for other closure-related costs. The affected employees will separate from the company by the end of 2006.

Additionally, during the first half of the year, the company sold previously written-down assets, resulting in gains of $2 million.

All other: During the year, the company also recorded charges of approximately $6 million related to employee separation costs covering approximately 190 employees. As of December 31, 2005, about 60% of these employees had separated from the company, and the remaining employees will be separated by the end of 2006. Additionally, the company incurred charges of $3 million for other restructuring-related costs.

Year ended December 31, 2004 For the year ended December 31, 2004, MeadWestvaco recorded total pretax charges of $100 million for asset writedowns, facility closures and employee separation costs, of which $89 million and $11 million were recorded within cost of sales and selling, general and administrative expenses, respectively. The charges related primarily to the closing of a domestic packaging systems plant and various consolidation activities in the company’s packaging facilities, primarily in Europe; actions taken to consolidate the consumer and office products operations in North America and close several facilities; and the reorganization of corporate functions and other business units. As of December 31, 2005, all of the actions related to these charges were complete, and the accruals for employee and other costs were substantially utilized. Although the charges were not recorded as part of segment results, $39 million related to the Packaging segment, $45 million to the Consumer and Office Products segment, and $16 million to corporate and other. Additionally, in 2004, the company sold a previously written-down corporate asset, resulting in gains of $2 million recorded by the company.

Year ended December 31, 2003 For the year ended December 31, 2003, MeadWestvaco recorded total pretax restructuring charges and other merger-related costs from continuing operations of $61 million. This amount excludes $7 million related to the printing and writing papers business which is now a discontinued operation. Approximately $40 million and $21 million were recorded within cost of sales and selling, general and administrative expenses, respectively. The charges included in continuing operations related primarily to actions taken to streamline the packaging operations through the shutdown of a sawmill and three packaging converting plants in Richmond, Virginia, Cleveland, Tennessee, and Newark, Delaware; and the reorganization of corporate functions and other business units. As of December 31, 2004, all of the actions related to these charges were complete and the balance of the accruals for employee and other costs were substantially utilized. Although the charges were not recorded as part of segment results, $37 million related to the Packaging segment, $1 million to the Consumer and Office Products segment, and $23 million to corporate and other. Additionally, in 2003, the company

20             MeadWestvaco 2005 Annual Report

sold two previously written-down facilities, resulting in gains of $5 million recorded by the company.

Summary of all restructuring charges The activity in the accrued restructuring balances related to all of the plans described above was as follows for the year ended December 31, 2003 to the year ended December 31, 2005:

Productivity initiative:
In millions	Employee costs	Other costs	Total
Balance of related accruals at December 31, 2003	$20	$6	$26
Current charges	34	33	67
Change in estimate	(2)	—	(2)
Payments	(39)	(31)	(70)

Balance of related accruals at December 31, 2004	13	8	21
Current charges	4	3	7
Payments	(15)	(9)	(24)

Balance of related accruals at December 31, 2005	$2	$2	$4

Cost initiative:
In millions	Employee costs	Other costs	Total
Balance of related accruals at December 31, 2004	$—	$—	$—
Current charges	12	5	17
Payments	(7)	(3)	(10)

Balance of related accruals at December 31, 2005	$5	$2	$7

Financial Review             21

MANAGEMENT’S DISCUSSION AND ANALYSIS

CRITICAL ACCOUNTING POLICIES // Our principal accounting policies are described in the Summary of Significant Accounting Policies in the Notes to Financial Statements filed with the accompanying consolidated financial statements. The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of some assets and liabilities and, in some instances, the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. Management believes the accounting policies discussed below represent those accounting policies requiring the exercise of judgment where a different set of judgments could result in the greatest changes to reported results. Management has discussed the development and selection of the critical accounting estimates with the Audit Committee of the Board of Directors, and the Audit Committee has reviewed the company’s disclosure.

Environmental and legal liabilities: We record accruals for estimated environmental liabilities when remedial efforts are probable and the costs can be reasonably estimated. These estimates reflect assumptions and judgments as to the probable nature, magnitude and timing of required investigation, remediation and monitoring activities, as well as availability of insurance coverage and contribution by other potentially responsible parties. Due to the numerous uncertainties and variables associated with these assumptions and judgments, and changes in governmental regulations and environmental technologies, accruals are subject to substantial uncertainties, and actual costs could be materially greater or less than the estimated amounts. We record accruals for other legal contingencies, which are also subject to numerous uncertainties and variables associated with assumptions and judgments, when the loss is probable and reasonably estimable. Liabilities recorded for claims are limited to pending cases based on the company’s historical experience, consultation with outside counsel and consultation with an actuarial specialist concerning the feasibility of reasonably estimating liabilities associated with claims that may arise in the future. We recognize insurance recoveries when collection is reasonably assured.

Restructuring and other charges: We periodically record charges for the reduction of our workforce, the closure of manufacturing facilities and other actions related to business improvement and productivity initiatives. These events require estimates of liabilities for employee separation payments and related benefits, demolition, environmental cleanup and other costs, which could differ from actual costs incurred.

Pension and postretirement benefits: Assumptions used in the determination of pension income and postretirement benefit expense, including the discount rate, the expected return on plan assets, and increases in future compensation and medical costs, are evaluated by management, reviewed with the plans’ actuaries annually and updated as appropriate. Actual asset returns and compensation and medical costs, which are more favorable than assumptions, can have the effect of lowering expense and cash contributions, and, conversely, actual results, which

22         MeadWestvaco 2005 Annual Report

are less favorable than assumptions, could increase expense and cash contributions. In accordance with GAAP, actual results that differ from assumptions are accumulated and amortized over future periods and, therefore, affect expense in such future periods.

In 2005, we recorded pretax pension income, before settlements and curtailments, of $67 million compared to $86 million in 2004 and $83 million in 2003. We currently estimate overall pretax pension income in 2006 will decline by approximately $16 million, primarily attributable to asset losses recognized through the market-related value method and a reduction in the discount rate, which will not have any effect on cash flows. The estimate assumes a long-term rate of return on plan assets of 8.5% and a discount rate of 5.5%. If the expected rate of return on plan assets were to change by 0.5%, annual pension income would change by approximately $15 million. Similarly, if the discount rate were to change by 0.5%, annual pension income would change by approximately $18 million.

At December 31, 2005, the aggregate value of pension fund assets had decreased to $3.1 billion from $3.4 billion at December 31, 2004. As a result of the sale of the printing and writing papers business and related forestlands, approximately $303 million of pension assets, and related liabilities of approximately $236 million, for bargained hourly employees were transferred to the buyer in July 2005.

Unrecognized prior service cost and actuarial gains and losses in the retirement and postretirement benefit plans subject to amortization are amortized over the average remaining service, which is about 11 years and eight years, respectively. Effective January 1, 2004, we modified certain postretirement healthcare benefits provided to future retirees. The impact of these changes reduced the postretirement benefit obligation by approximately $68 million, which is being amortized over the remaining life of the eligible employees, which is approximately 24 years.

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

Tangible assets: We review long-lived assets other than goodwill and indefinite-lived intangible assets for impairment in accordance with SFAS No.144, Accounting for the Impairment or Disposal of Long-lived Assets. The statement requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The review for impairment involves management to predict the estimated cash flows that will be generated by the long-lived asset over its remaining estimated useful life. Considerable judgment must

Financial Review         23

MANAGEMENT’S DISCUSSION AND ANALYSIS

be exercised as to determining future cash flows and their timing and, possibly, choosing business value comparables or selecting discount rates to use in any value computations.

Intangible assets: Business acquisitions often result in recording intangible assets. Intangible assets are recognized at the time of an acquisition, based upon their fair value. Similar to long-lived tangible assets, intangible assets are subject to periodic impairment reviews whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. As with tangible assets, considerable judgment must be exercised.

Goodwill: Goodwill arises in business combinations when the purchase price of assets acquired exceeds the appraised value. As with tangible and other intangible assets, periodic impairment reviews are required, at least annually, as well as when events or circumstances change. As with its review of impairment of tangible and intangible assets, management uses judgment in assessing goodwill for impairment. We will review the recorded value of our goodwill annually in the fourth quarter or sooner, if events or changes in circumstances indicate that the carrying amount may exceed fair value. The review for impairment involves management to predict the estimated cash flows that will be generated by the long-lived asset over its remaining estimated useful life. Considerable judgment must be exercised in determining future cash flows and their timing and, possibly, choosing business value comparables or selecting discount rates to be used in any value computations.

Revenue recognition: We recognize revenue at the point when title and the risk of ownership passes to the customer. Substantially all of our revenues are generated through product sales, and shipping terms generally indicate when title and the risk of ownership have passed. Revenue is recognized at shipment for sales when shipping terms are FOB (free on board) shipping point. For sales where shipping terms are FOB destination, revenue is recognized when the goods are received by the customer. We provide for all allowances for estimated returns and other customer credits such as discounts and volume rebates, when the revenue is recognized, based on historical experience, current trends and any notification of pending returns. The customer allowances are, in many instances, subjective and are determined with significant management judgment and are reviewed regularly to determine the adequacy of the amounts. Changes in economic conditions, markets and customer relationships may require adjustments to these allowances from period to period. Also included in net sales is service revenue which is recognized as the service is performed. Revenue is recognized for leased equipment to customers on a straight-line basis over the estimated term of the lease and is included in net sales of the company.

Income taxes: Income taxes are accounted for in accordance with SFAS No.109, Accounting for Income Taxes, which recognizes deferred tax assets and liabilities based on the estimated future tax effects of differences between the financial statement and tax basis of assets and liabilities given the enacted tax laws.

24         MeadWestvaco 2005 Annual Report

We evaluate the need for a deferred tax asset valuation allowance by assessing whether it is more likely than not that the company will realize its deferred tax assets in the future. The assessment of whether or not a valuation allowance is required often requires significant judgment, including the forecast of future taxable income and the valuation of tax planning initiatives. Adjustments to the deferred tax valuation allowance are made to earnings in the period when such assessment is made.

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

Each quarter, management must estimate our effective tax rate for the full year. This estimate includes assumptions about the level of income that will be achieved for the full year in both its domestic and international operations. The forecast of full-year earnings includes assumptions about markets in each of our businesses as well as the timing of certain transactions, including forestland sales gains. Should business performance or the timing of certain transactions change during the year, the level of income achieved may not meet the level of income estimated earlier in the year at interim periods. This change in the income levels and mix of earnings can result in significant adjustments to the tax provision in the quarter in which the estimate is refined.

New accounting standards On October 22, 2004, President Bush signed the American Jobs Creation Act of 2004 or the Act. On December 21, 2004, the Financial Accounting Standards Board (FASB) issued two FASB Staff Positions, or FSPs, regarding the accounting implications of the Act related to (1) the deduction for qualified domestic production activities (FSP 109-1) and (2) the one-time tax benefit for the repatriation of foreign earnings (FSP 109-2). The guidance in the FSPs applies to financial statements for periods ending after the date the Act was enacted. The adoption did not have a material impact on the company’s consolidated financial statements.

In December 2004, the FASB issued Statement of Financial Accounting Standards (SFAS) No.153, Exchanges of Nonmonetary Assets – An Amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions (APB No. 29), (SFAS No.153). SFAS No.153 is based on the principle that nonmonetary asset exchanges should be recorded and measured at the fair value of the assets exchanged, with certain exceptions. This standard requires exchanges of productive assets to be accounted for at fair value, rather than at carryover basis, unless (i) neither the asset received nor the asset surrendered has a fair value that is determinable within reasonable limits or (ii) the transactions lack commercial substance (as defined). In addition, the FASB decided to retain the guidance

Financial Review         25

MANAGEMENT’S DISCUSSION AND ANALYSIS

in APB No. 29 for assessing whether the fair value of a nonmonetary asset is determinable within reasonable limits. SFAS No.153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of SFAS No.153 did not have a material impact on the company’s consolidated financial statements.

In December 2004, the FASB issued SFAS No.123-revised 2004 (SFAS No.123R), Share-Based Payment, which replaces SFAS No.123, Accounting for Stock-Based Compensation, and supersedes Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees. SFAS No.123R requires the measurement of all employee share-based payments to employees, including grants of employee stock options, using a fair-value-based method and the recording of such expense in the consolidated statements of operations. The accounting provisions of SFAS No.123R are required to be applied no later than the beginning of the first fiscal year beginning after June 15, 2005. The company adopted SFAS No.123R effective January 1, 2006, using the modified prospective method. The effect of adoption of SFAS No.123R is currently estimated to be an incremental expense of approximately $15 million pretax for 2006. However, the actual share-based compensation expense in 2006 depends on a number of factors, including fair value of awards at the time of grant.

In March 2005, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No.107, Share Based Payments (SAB No.107). SAB No.107 addresses the interaction between SFAS No.123R and certain SEC rules and regulations and provides the SEC staff’s views regarding the valuation of share-based payment arrangements for public companies. The company intends to follow the interpretive guidance set forth in SAB No.107 during its adoption of SFAS No.123R.

In May 2005, the FASB issued SFAS No.154, Accounting Changes and Error Corrections, which replaces APB Opinions No. 20, Accounting Changes, and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements –An Amendment of APB Opinion No. 28. SFAS No.154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application, unless impracticable, as the required method for reporting a change in accounting principle and the reporting of a correction of an error and for reporting a change when retrospective application is impracticable. SFAS No.154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005, and is required to be adopted by the company in the first quarter of 2006. The adoption of SFAS No.154 is not expected to have an impact on the company’s consolidated financial statements.

In June 2005, the FASB issued FSP SFAS No.143-1, Accounting for Electronic Equipment Waste Obligations, which addresses the accounting for obligations associated with Directive 2002/96/EC, Waste Electrical and Electronic Equipment (the “Directive”), which was adopted by the European Union. FSP SFAS No.143-1 provides guidance on how to account for

26         MeadWestvaco 2005 Annual Report

historical waste, which is associated with products placed on the market on or before August 13, 2005. FSP SFAS No.143-1 is required to be applied to the later of the first reporting period ending after June 8, 2005, or the date of the adoption of the law by the applicable European Union member country. The adoption of FSP SFAS No.143-1 did not have a significant impact on the company’s consolidated financial statements.

There were no other new accounting standards issued in 2005 that had or are expected to have a material impact on the company’s financial position or results of operations.

Forward-looking statements Certain statements in this document and elsewhere by management of the company that are neither reported financial results nor other historical information are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such information includes, without limitation, the business outlook, assessment of market conditions, anticipated financial and operating results, strategies, future plans, contingencies and contemplated transactions of the company. Such forward-looking statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties and other factors which may cause or contribute to actual results of company operations, or the performance or achievements of each company, or industry results, to differ materially from those expressed or implied by the forward-looking statements. In addition to any such risks, uncertainties and other factors discussed elsewhere herein, risks, uncertainties and other factors that could cause or contribute to actual results differing materially from those expressed or implied for the forward-looking statements include, but are not limited to, events or circumstances which affect the ability of MeadWestvaco to realize improvements in operating earnings expected from the company’s general and administrative cost reduction initiative; competitive pricing for the company’s products; changes in raw materials pricing; energy and other costs; fluctuations in demand and changes in production capacities; changes to economic growth in the United States and international economies; government policies and regulations, including, but not limited to those affecting the environment and the tobacco industry; adverse results in current or future litigation, currency movements and other risk factors discussed in the company’s Annual Report on Form 10-K for the year ended December 31, 2005, and in other filings made from time to time with the SEC. MeadWestvaco undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise. Investors are advised, however, to consult any further disclosures made on related subjects in the company’s reports filed with the SEC.

Financial Review         27

/ FINANCIAL STATEMENTS /

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years ended December 31
In millions, except per share data	2005	2004	2003
Net sales	$6,170	$6,060	$5,566
Cost of sales	5,087	4,925	4,593
Selling, general and administrative expenses	756	800	780
Interest expense	208	209	210
Other income, net	(16)	(197)	(105)

Income from continuing operations before income taxes	135	323	88
Income tax provision	(16)	(99)	(4)

Income from continuing operations	119	224	84
Discontinued operations	(91)	(573)	(62)
Cumulative effect of accounting change	—	—	(4)

Net income (loss)	$28	$(349)	$18

Income (loss) per share – basic:
Income from continuing operations	$0.62	$1.11	$0.42
Discontinued operations	(0.48)	(2.84)	(0.31)
Cumulative effect of accounting change	—	—	(0.02)

Net income (loss)	$0.14	$(1.73)	$0.09

Income (loss) per share – diluted:
Income from continuing operations	$0.62	$1.10	$0.42
Discontinued operations	(0.48)	(2.82)	(0.31)
Cumulative effect of accounting change	—	—	(0.02)

Net income (loss)	$0.14	$(1.72)	$0.09

Shares used to compute net income (loss) per share:
Basic	191.7	201.9	200.4
Diluted	192.7	203.6	201.8

The accompanying notes are an integral part of these financial statements.

MeadWestvaco Corporation and consolidated subsidiary companies

28         MeadWestvaco 2005 Annual Report

/ FINANCIAL STATEMENTS /

CONSOLIDATED BALANCE SHEETS

	December 31
In millions, except share and per share data	2005	2004
Assets
Cash and cash equivalents	$297	$270
Short-term investments	—	5
Accounts receivable, net	922	845
Inventories	714	735
Other current assets	97	135
Current assets of discontinued operations	—	537

Current assets	2,030	2,527
Property, plant, equipment and forestlands, net	4,487	4,688
Prepaid pension asset	994	1,040
Goodwill	559	557
Other assets	838	834
Noncurrent assets of discontinued operations	—	2,000

	$8,908	$11,646

Liabilities and shareholders’ equity
Accounts payable	$416	$432
Accrued expenses	613	722
Notes payable and current maturities of long-term obligations	13	234
Current liabilities of discontinued operations	—	257

Current liabilities	1,042	1,645
Long-term debt	2,417	3,282
Other long-term obligations	814	778
Deferred income taxes	1,152	1,470
Noncurrent liabilities of discontinued operations	—	154
Commitments and contingencies
Shareholders’ equity:
Common stock, $0.01 par
Shares authorized: 600,000,000 Shares issued: 181,418,672 (2004 – 203,930,342)	2	2
Additional paid-in capital	3,294	3,952
Retained earnings	243	394
Accumulated other comprehensive loss	(56)	(31)

	3,483	4,317

	$8,908	$11,646

The accompanying notes are an integral part of these financial statements.

MeadWestvaco Corporation and consolidated subsidiary companies

Financial Review         29

/ FINANCIAL STATEMENTS /

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

In millions	Outstanding shares	Common stock
Balance at December 31, 2002	200.0	$2
Comprehensive income (loss):
Net income	—	—
Foreign currency translation	—	—
Minimum pension liability, net of taxes	—	—
Net unrealized gain on derivative instruments, net of taxes	—	—
Comprehensive income
Cash dividends	—	—
Exercise of stock options	0.9	—

Balance at December 31, 2003	200.9	2
Comprehensive income (loss):
Net loss	—	—
Acquisitions	—	—
Foreign currency translation	—	—
Minimum pension liability, net of taxes	—	—
Comprehensive loss
Tax benefit on nonqualified stock options	—	—
Cash dividends	—	—
Restricted stock grants issued	0.2	—
Unamortized restricted stock	—	—
Exercise of stock options	2.8	—

Balance at December 31, 2004	203.9	2
Comprehensive income (loss):
Net income	—	—
Foreign currency translation	—	—
Minimum pension liability, net of taxes	—	—
Unrealized gain on derivative instruments, net	—	—
Unrealized loss on investment in debt security, net	—	—
Comprehensive income
Tax benefit on nonqualified stock options	—	—
Cash dividends	—	—
Foreign operations concurrent reporting	—	—
Restricted stock grants issued	0.3	—
Stock repurchased	(23.9)	—
Share put option	(0.3)	—
Unamortized restricted stock	—	—
Exercise of stock options	1.4	—

Balance at December 31, 2005	181.4	$2

The accompanying notes are an integral part of these financial statements.

MeadWestvaco Corporation and consolidated subsidiary companies

30         MeadWestvaco 2005 Annual Report

/ FINANCIAL STATEMENTS /

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY, continued

Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Total shareholders’ equity
$3,851	$1,095	$(195)	$4,753

—	18	—	18
—	—	107	107
—	—	(1)	(1)
—	—	1	1
			125
—	(184)	—	(184)
19	—	—	19

3,870	929	(88)	4,713

—	(349)	—	(349)
—	—	2	2
—	—	58	58
—	—	(3)	(3)
			(292)
6	—	—	6
—	(186)	—	(186)
8	—	—	8
(6)	—	—	(6)
74	—	—	74

3,952	394	(31)	4,317

—	28	—	28
—	—	(20)	(20)
—	—	2	2
—	—	2	2
—	—	(9)	(9)
			3
2	—	—	2
—	(178)	—	(178)
—	(1)	—	(1)
8	—	—	8
(701)	—	—	(701)
—	—	—	—
(3)	—	—	(3)
36	—	—	36

$3,294	$243	$(56)	$3,483

Financial Review         31

/ FINANCIAL STATEMENTS /

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31
In millions	2005	2004	2003
Cash flows from operating activities
Net income (loss)	$28	$(349)	$18
Discontinued operations	91	573	62
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation, depletion and amortization	491	489	479
Deferred income taxes	(17)	58	(8)
Gain on sales of assets	(56)	(165)	(83)
Loss on early retirement of long-term debt	90	1	26
Pension income before settlements and curtailments	(67)	(86)	(83)
Impairment of other long-lived assets	10	35	15
Cumulative effect of accounting change	—	—	4
Changes in working capital, excluding the effects of acquisitions and dispositions	(271)	78	(62)
Other, net	6	(1)	11

Net cash provided by operating activities of continuing operations	305	633	379
Net cash provided by (used in) discontinued operations	(78)	289	91

Net cash provided by operating activities	227	922	470
Cash flows from investing activities
Additions to property, plant and equipment	(305)	(317)	(309)
Payments for acquired businesses, net of cash acquired	(5)	(101)	(56)
Proceeds from sale of a business	2,186	—	—
Proceeds from sales of assets	109	281	224
Purchase of short-term investments	—	(701)	(40)
Sale of short-term investments	5	706	30
Other	(7)	(8)	(12)
Discontinued operations	2	(67)	68

Net cash provided by (used in) investing activities	1,985	(207)	(95)

The accompanying notes are an integral part of these financial statements.

MeadWestvaco Corporation and consolidated subsidiary companies

32         MeadWestvaco 2005 Annual Report

/ FINANCIAL STATEMENTS /

CONSOLIDATED STATEMENTS OF CASH FLOWS, continued

	Years ended December 31
In millions	2005	2004	2003
Cash flows from financing activities
Proceeds from issuance of long-term debt	1	2	331
Repayment of long-term debt	(1,133)	(525)	(709)
Stock repurchased and put option	(711)	—	—
Dividends paid	(178)	(186)	(184)
Notes payable, net	(19)	(20)	—
Changes in book overdrafts	(14)	22	(7)
Proceeds from issuance of common stock and exercises of stock options	36	74	19
Discontinued operations	(163)	(39)	3

Net cash (used in) financing activities	(2,181)	(672)	(547)
Effect of exchange rate changes on cash	(4)	12	15

Increase (decrease) in cash and cash equivalents	27	55	(157)
Cash and cash equivalents:
At beginning of period	270	215	372

At end of period	$297	$270	$215

Financial Review         33

NOTES TO FINANCIAL STATEMENTS

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES // Basis of consolidation and preparation of financial statements: MeadWestvaco Corporation is a Delaware corporation formed for the purpose of consummating the business combination of The Mead Corporation and Westvaco Corporation, which was completed on January 29, 2002. Unless otherwise indicated or the context otherwise requires, the terms “MeadWestvaco” or the “company” refer to MeadWestvaco Corporation and its consolidated subsidiaries.

The consolidated financial statements include all majority-owned or controlled entities, and all intercompany transactions are eliminated. Certain foreign entities report results using a November 30 yearend. In 2005, a number of these entities converted to a reporting yearend of December 31. The December activity associated with these entities was recorded directly to retained earnings.

Discontinued operations: Effective April 30, 2005, the company completed the previously announced sale of its printing and writing papers business, including its coated and carbonless papers operations consisting of five mills, and approximately 900,000 acres of related forestlands to an affiliate of Cerberus Management LLC, a private investment firm. See Note P for further information. In the quarter ended March 31, 2005, the company began reporting the printing and writing papers business as a discontinued operation. Prior periods have been presented on a comparable basis.

Estimates and assumptions: The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of some assets and liabilities and, in some instances, the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Translation of foreign currencies: The local currency is the functional currency for substantially all of the company’s significant operations outside the United States. The assets and liabilities of the company’s foreign subsidiaries are translated into U.S. dollars using period-end exchange rates, and adjustments resulting from these financial statement translations are included in accumulated other comprehensive income or loss in the consolidated balance sheets. Revenues and expenses are translated at average rates prevailing during the period.

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

34             MeadWestvaco 2005 Annual Report

by industry. The company reviews the allowance for doubtful accounts monthly. Past due balances over a specified amount are reviewed individually for collectibility. Account balances are charged off against the allowance when it is probable that the receivable will not be recovered.

Inventories: Inventories are valued at the lower of cost or market. Cost is determined using the last-in, first-out (LIFO) method for substantially all raw materials, finished goods and production materials of U.S. manufacturing operations. Cost of all other inventories, including stores and supplies inventories and inventories of non-U.S. manufacturing operations, is determined by the first-in, first-out (FIFO) or average cost methods.

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

Depreciation and depletion: The cost of plant and equipment is depreciated, utilizing the straight-line method, over the estimated useful lives of the assets, which range from 20 to 40 years for buildings and five to 30 years for machinery and equipment. Timber is depleted as timber is cut at rates determined annually based on the relationship of undepleted timber costs to the estimated volume of recoverable timber. Timber volumes used in calculating depletion rates are based upon merchantable timber volumes at a specific point in time. The depletion rates for company-owned land do not include an estimate of either future reforestation costs associated with a stand’s final harvest or future volume in connection with replanting of a stand subsequent to the final harvest.

Impairment of long-lived assets: The company periodically evaluates whether current events or circumstances indicate that the carrying value of its long-lived assets, including intangible assets, to be held and used may not be recoverable. If such circumstances are determined to exist, an estimate of undiscounted future cash flows produced by the long-lived assets, or the appropriate grouping of assets, is compared to the carrying value to determine whether an impairment exists. If an asset is determined to be impaired, the loss is measured based on quoted market prices in active markets, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques, including a discounted value of estimated future cash flows. The company reports an asset to be disposed of at the lower of its carrying value or its estimated net realizable value.

Financial Review             35

NOTES TO FINANCIAL STATEMENTS

Goodwill: The company has classified as goodwill the excess of the acquisition cost over the fair values of the net tangible and intangible assets of businesses acquired. The company has determined its reporting units to be components within its Packaging, Consumer and Office Products and Specialty Chemicals segments. In accordance with Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets, goodwill was tested for impairment upon adoption of the standard and is required to be tested at least annually thereafter. SFAS No. 142 requires that goodwill be tested for impairment using a two-step process. The first step is to identify a potential impairment and the second step measures the amount of the impairment loss, if any. Goodwill is deemed to be impaired if the carrying amount of a reporting unit’s goodwill exceeds its estimated fair value. See Note C and Note P for further information.

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

Financial instruments: The company has, where appropriate, estimated the fair value of financial instruments. These fair value amounts may be significantly affected by the assumptions used, including the discount rate and estimates of cash flow. Accordingly, the estimates presented are not necessarily indicative of the amounts that could be realized in a current market exchange. Where these estimates approximate carrying value, no separate disclosure of fair value is shown. The company utilizes well-defined financial derivatives in the normal course of its operations as a means to manage some of its interest rate and foreign currency risks. For those derivative instruments, the company has formally designated each as a hedge of specific and well-defined risks. See Note G for further information.

Investment in debt securities: Investments in debt securities are classified as either held to maturity, trading or available-for-sale in accordance with SFAS No. 115, Accounting for Investments in Debt and Equity Securities, as determined by management on an annual basis. Those investments classified as trading or available-for-sale securities shall be measured at fair value in the balance sheet. Unrealized gains or losses on trading securities are recorded to the statement of operations. Unrealized gains or losses on available-for-sale securities are

36             MeadWestvaco 2005 Annual Report

reported in other comprehensive income (loss) unless it is determined that a loss exists and that loss is determined as “other-than-temporary” in accordance with Staff Positions No. 115-1 and No. 124-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.

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

Conditional asset retirement obligations: Effective December 31, 2005, the company adopted FASB Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations – an Interpretation of FASB Statement No. 143 (FIN No. 47), which clarifies that the term conditional asset retirement obligation, as used in SFAS No. 143, refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. Thus, the timing and/or method of settlement may be conditional on a future event. Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. The company has certain conditional and unconditional asset retirement obligations associated with owned or leased property, plant and equipment, including leases, surface impoundments, asbestos and water supply wells. Management does not have sufficient information to estimate the fair value of certain obligations, primarily associated with surface impoundments and asbestos, because the settlement date or range of potential settlement dates have not been specified and information is not available to apply expected present value techniques. The adoption of this interpretation did not have a material impact on the company’s consolidated financial statements.

Financial Review             37

NOTES TO FINANCIAL STATEMENTS

Revenue recognition: The company recognizes revenues at the point when title and the risk of ownership passes to the customer. Substantially all of the company’s revenues are generated through product sales and shipping terms generally indicate when title and the risk of ownership have passed. Revenue is recognized at shipment for sales where shipping terms are FOB (free on board) shipping point unless risk of loss is maintained under freight terms. For sales where shipping terms are FOB destination, revenue is recognized when the goods are received by the customer. The company provides allowances for estimated returns and other customer credits such as discounts and volume rebates, when the revenue is recognized, based on historical experience, current trends and any notification of pending returns. Also included in net sales is service revenue which is recognized as the service is performed. Revenue is recognized for leased equipment to customers on a straight-line basis over the estimated term of the lease and is included in net sales of the company.

Shipping and handling costs: Shipping and handling costs are classified as a component of cost of sales. Amounts billed to a customer in a sales transaction related to shipping and handling are classified as revenue.

Research and development: Included in cost of sales and selling, general and administrative expense are expenditures for research and development of approximately $50 million for the year ended December 31, 2005, and approximately $55 million for each of the years ended December 31, 2004 and 2003, which were expensed as incurred.

Income taxes: Deferred income taxes are recorded for temporary differences between financial statement carrying amounts and the tax basis of assets and liabilities. Deferred tax assets and liabilities reflect the enacted tax rates in effect for the years the differences are expected to reverse. The company evaluates the need for a deferred tax asset valuation allowance by assessing whether it is more likely than not that it will realize its deferred tax assets in the future. For tax-advantaged transactions, the tax benefits are recognized when it is probable that the tax position will be sustained. Otherwise, a tax contingency is recorded and classified in other long-term liabilities.

Stock options: The company measures compensation cost for stock options issued to employees and directors using the intrinsic value-based method of accounting in accordance with Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees. The company applies APB Opinion No. 25, as amended, in accounting for its plans. The company adopted the disclosure requirements of SFAS No.148, Accounting for Stock-Based Compensation – Transition and Disclosure. If compensation cost for the company’s

38             MeadWestvaco 2005 Annual Report

stock options had been determined based on the fair value method of SFAS No. 123, Accounting for Stock-Based Compensation, the company’s net income and net income per share would have been reduced to the pro forma amounts as follows:

	Years ended December 31
In millions, except per share data	2005	2004	2003
Net income (loss) – as reported	$28	$(349)	$18
Add: Stock-based employee compensation expense included in reported net income (loss), net of related tax effect	3	1	—
Deduct: Total stock-based employee compensation expense determined under fair value-based method for all awards, net of related tax effect	11	8	5

Pro forma net income (loss)	$20	$(356)	$13

Net income (loss) per share – basic
As reported	$0.14	$(1.73)	$0.09
Pro forma	0.11	(1.77)	0.06
Net income (loss) per share – diluted
As reported	$0.14	$(1.72)	$0.09
Pro forma	0.11	(1.76)	0.06

Income (loss) per share: Basic net income (loss) per share for all the periods presented has been calculated using the weighted average shares outstanding. In computing diluted net income (loss) per share, incremental shares issuable upon the assumed exercise of stock options and other stock-based compensation awards have been added to the weighted average shares outstanding, if dilutive. For the years ended December 31, 2005, 2004 and 2003, 8.0 million, 7.3 million and 15.8 million options, respectively, were excluded from the calculation of weighted average shares, as the exercise price per share was greater than the average market value, resulting in an antidilutive effect on diluted earnings per share.

Related party transactions: The company has certain related party transactions in the ordinary course of business that are insignificant and the terms of which are no more or less favorable to the company than the terms of any other arms-length transaction.

Reclassification: Certain prior periods’ amounts have been reclassified to conform with the current presentation.

Financial Review             39

NOTES TO FINANCIAL STATEMENTS

New accounting standards On October 22, 2004, President Bush signed the American Jobs Creation Act of 2004 or the Act. On December 21, 2004, the Financial Accounting Standards Board (FASB) issued two FASB Staff Positions, or FSPs regarding the accounting implications of the Act related to (1) the deduction for qualified domestic production activities (FSP 109-1) and (2) the one-time tax benefit for the repatriation of foreign earnings (FSP 109-2). The guidance in the FSPs applies to financial statements for periods ending after the date the Act was enacted. The adoption did not have a material impact on the company’s consolidated financial statements.

In December 2004, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 153, Exchanges of Nonmonetary Assets – An Amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions (APB No. 29), (SFAS No. 153). SFAS No. 153 is based on the principle that nonmonetary asset exchanges should be recorded and measured at the fair value of the assets exchanged, with certain exceptions. This standard requires exchanges of productive assets to be accounted for at fair value, rather than at carryover basis, unless (i) neither the asset received nor the asset surrendered has a fair value that is determinable within reasonable limits or (ii) the transactions lack commercial substance (as defined). In addition, the FASB decided to retain the guidance in APB No. 29 for assessing whether the fair value of a nonmonetary asset is determinable within reasonable limits. SFAS No.153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of SFAS No. 153 did not have a material impact on the company’s consolidated financial statements.

In December 2004, the FASB issued SFAS No. 123-revised 2004 (SFAS No. 123R), Share-Based Payment, which replaces SFAS No. 123, Accounting for Stock-Based Compensation, and supersedes Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees. SFAS No. 123R requires the measurement of all employee share-based payments to employees, including grants of employee stock options, using a fair-value-based method and the recording of such expense in the consolidated statements of operations. The accounting provisions of SFAS No. 123R are required to be applied no later than the beginning of the first fiscal year beginning after June 15, 2005. The company adopted SFAS No. 123R effective January 1, 2006, using the modified prospective method. The effect of adoption of SFAS No. 123R is currently estimated to be an incremental expense of approximately $15 million pretax for 2006. However, the actual share-based compensation expense in 2006 depends on a number of factors, including fair value of awards at the time of grant.

40             MeadWestvaco 2005 Annual Report

In March 2005, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 107, Share Based Payments (SAB No. 107). SAB No. 107 addresses the interaction between SFAS No. 123R and certain SEC rules and regulations and provides the SEC staff ‘s views regarding the valuation of share-based payment arrangements for public companies. The company intends to follow the interpretive guidance set forth in SAB No. 107 during its adoption of SFAS No. 123R.

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections, which replaces APB Opinion No. 20, Accounting Changes, and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements – An Amendment of APB Opinion No. 28. SFAS No. 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application, unless impracticable, as the required method for reporting a change in accounting principle and the reporting of a correction of an error and for reporting a change when retrospective application is impracticable. SFAS No.154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005, and is required to be adopted by the company in the first quarter of 2006. The adoption of SFAS No. 154 is not expected to have an impact on the company’s consolidated financial statements.

In June 2005, the FASB issued FSP SFAS No. 143-1, Accounting for Electronic Equipment Waste Obligations, which addresses the accounting for obligations associated with Directive 2002/96/EC, Waste Electrical and Electronic Equipment (the “Directive”), which was adopted by the European Union. FSP SFAS No.143-1 provides guidance on how to account for historical waste, which is associated with products placed on the market on or before August 13, 2005. FSP SFAS No.143-1 is required to be applied to the later of the first reporting period ending after June 8, 2005, or the date of the adoption of the law by the applicable European Union member country. The adoption of FSP SFAS No. 143-1 did not have a significant impact on the company’s consolidated financial statements.

There were no other new accounting standards issued in 2005 that had or are expected to have a material impact on the company’s financial position or results of operations.

Financial Review             41

NOTES TO FINANCIAL STATEMENTS

A.	CURRENT ASSETS

Cash equivalents of $162 million and $129 million at December 31, 2005 and 2004, respectively, are valued at cost, which approximates market value. In addition to the cash equivalents, the company had short-term investments of $5 million at December 31, 2004, which approximated market value. The company had no short-term investments at December 31, 2005. Total purchases and sales of these short-term investments are shown separately in the consolidated statements of cash flows. Trade receivables have been reduced by an allowance for doubtful accounts of $18 million and $17 million at December 31, 2005 and 2004, respectively. Receivables also include $114 million and $64 million from sources other than trade at December 31, 2005 and 2004, respectively. Inventories at December 31, 2005 and 2004, are comprised of:

	December 31
In millions	2005	2004
Raw materials	$170	$172
Production materials, stores and supplies	101	95
Finished and in-process goods	443	468

	$714	$735

Approximately 66% of inventories at December 31, 2005 and 2004, are valued using the LIFO method. If inventories had been valued at current cost, they would have been $813 million and $798 million at December 31, 2005 and 2004, respectively. The effect of a 2005 LIFO layer decrement was not significant to the company’s results of operations.

42             MeadWestvaco 2005 Annual Report

B.	PROPERTY, PLANT, EQUIPMENT AND FORESTLANDS

Depreciation and depletion expense was $404 million, $409 million and $412 million, for the years ended December 31, 2005, 2004 and 2003, respectively.

	December 31
In millions	2005	2004
Land and land improvements	$281	$301
Buildings	903	917
Machinery and other	5,799	5,786

	6,983	7,004
Less: accumulated depreciation	(3,167)	(2,964)

	3,816	4,040
Forestlands	490	496
Construction in progress	181	152

	$4,487	$4,688

C.	GOODWILL AND OTHER INTANGIBLE ASSETS

Unless otherwise deemed necessary by changes in circumstances, the company performs its annual impairment review during the fourth quarter of each year.

In the second quarter of 2005, the company sold its printing and writing papers business to an affiliate of Cerberus Management LLC. The net proceeds from the sale were less than the carrying value of the net assets sold, resulting in an impairment of all goodwill related to those operations ($238 million, or $1.18 per share), which was recorded in 2004. The goodwill impairment charge for 2004 is included in discontinued operations. See Note P for additional details associated with the sale of the printing and writing papers business. No additional goodwill impairment charge was necessary as a result of the 2005 annual impairment review or the 2004 or 2003 annual impairment reviews.

As of December 31, 2005, goodwill allocated to each of the company’s business segments was $307 million to Packaging, $243 million to Consumer and Office Products, and $9 million to Specialty Chemicals.

Financial Review             43

NOTES TO FINANCIAL STATEMENTS

The changes in the carrying amount of goodwill for the years ended December 31 are as follows:

In millions	2005	2004
Beginning balance	$557	$750
Acquired goodwill[1]	—	48
Adjustments[2]	2	(3)
Impairments[3]	—	(238)

Ending balance	$559	$557

[1]	In 2004, amount represents goodwill primarily associated with the acquisition of the assets of Tilibra and Aries Packaging.

[2]	In 2005 and 2004, amounts represent adjustments to tax contingencies and foreign currency translation.

[3]	In 2004, amount reflects the impairment charge, recorded in discontinued operations, related to the sale of the printing and writing papers business.

The following table summarizes intangible assets subject to amortization included in other assets:

	December 31, 2005		December 31, 2004
In millions	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization
Intangible assets, subject to amortization:
Trademarks and trade names	$207	$42	$201	$31
Customer contracts and lists	102	32	102	23
Patents	39	20	41	16
Other – primarily licensing rights	35	10	28	6

	$383	$104	$372	$76

The company recorded amortization expense of $33 million, $30 million and $25 million for the years ended December 31, 2005, 2004 and 2003, respectively, relating to intangible assets subject to amortization.

Based on the current value of intangible assets subject to amortization, the estimated amortization expense for each of the next five years are as follows: 2006 – $33 million, 2007 – $31 million, 2008 – $27 million, 2009 – $26 million, and 2010 – $25 million. As acquisitions and dispositions occur in the future, these amounts may vary.

44             MeadWestvaco 2005 Annual Report

D.	OTHER ASSETS

	December 31
In millions	2005	2004
Identifiable intangibles	$279	$296
Cash surrender value of life insurance, net	229	230
Capitalized software, net	60	55
Equipment leased to customers	86	97
Available-for-sale securities	70	—
Other miscellaneous	114	156

	$838	$834

As part of the consideration from the sale of the printing and writing papers business, the company received $100 million in aggregate principal amount of senior unsecured payable-in-kind (PIK) promissory notes (fair value of $75 million at date of issuance) of a subsidiary (NewPage Corporation or “NewPage”) of the purchaser. These securities are floating rate notes that bear interest at a rate of six-month LIBOR (London Interbank Offered Rate), at the interest reset date, plus 700 basis points (11.45% at December 31, 2005), which interest shall be payable-in-kind until November 1, 2013, and shall compound semi-annually. The PIK notes are classified as available-for-sale securities and must be repaid to the company by the purchaser before there are any distributions made to the equity holders of the purchaser. During the second half of 2005, the company recorded a net unrealized loss of $9 million on these PIK notes. This net unrealized loss is included in other comprehensive income (OCI). Management concluded that the decline in the value of the PIK notes at December 31, 2005, is not “other-than-temporary.” This conclusion was based upon a number of factors including: length and magnitude of the decline in fair value; volatility in fair value; financial condition of NewPage; and ability and intent to hold the security until maturity. At each successive quarter, management will review all available evidence to determine whether or not the decline in fair value, which may or may not exist at that date, is other-than-temporary.

Financial Review             45

NOTES TO FINANCIAL STATEMENTS

E.	ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31
In millions	2005	2004
Accounts payable:
Trade	$374	$376
Other	42	56

	$416	$432

Accrued expenses:
Taxes, other than income	$35	$35
Interest	60	69
Payroll and employee benefit costs	231	294
Accrued rebates and allowances	126	130
Environmental and litigation	35	32
Income taxes payable	13	35
Other	113	127

	$613	$722

F.	LONG-TERM DEBT

	December 31
In millions	2005	2004
Notes, rates from 2.75% to 8.40%, due 2009-2012	$679	$1,343
Debentures, rates from 6.80% to 9.75%, due 2017-2047	1,227	1,552
Sinking Fund Debentures, rates from 7.50% to 7.65%, due 2008-2027	299	299
Medium-term notes	6	6
Pollution Control Revenue Bonds:
Rate 6.35%, due 2026	6	16
Industrial Revenue Bonds:
Rate 7.67%, due 2027	80	205
Floating rate, due 2009	—	17
Other bank term loans	58	58
Capital lease obligations	61	110
Notes payable and other	14	55

	2,430	3,661
Less: amounts due within one year	(13)	(234)
Less: long-term debt of discontinued operations	—	(145)

Long-term debt	$2,417	$3,282

46             MeadWestvaco 2005 Annual Report

Outstanding debt maturing in the next five years is (in millions): 2006 – $13, 2007 – $2, 2008 – $16, 2009 – $66, and 2010 – $15.

Capital lease obligations consist primarily of Industrial Development Revenue Bonds and Notes with an average effective rate of 6.3%.

In December 2005, MeadWestvaco amended its bank credit agreement. The agreement was amended on December 1, 2005, to reduce the credit facility from $1 billion to $750 million and to extend the maturity date to December 1, 2010. The company’s credit facility was unused as of December 31, 2005. Borrowings under the agreement can be unsecured domestic or eurodollar notes and at rates approximating prime or the London Interbank Offered Rate (LIBOR) at the company’s option. The $750 million credit agreement contains a financial covenant limiting the percentage of total debt to total capitalization (including deferred taxes) to 55% as well as certain other covenants with which the company was in compliance at December 31, 2005.

There were $11 million of short-term borrowings at December 31, 2005, related to certain foreign operations, compared to $30 million of short-term borrowings at December 31, 2004. The maximum amounts of combined commercial paper outstanding during the years ended December 31, 2005, 2004 and 2003, were $115 million, $53 million and $752 million, respectively. The average amount of commercial paper outstanding during the years ended December 31, 2005, 2004 and 2003, was $1 million, $4 million and $304 million, respectively, with an average interest rate of 3.1%, 1.4% and 1.3%, respectively. There were no commercial paper borrowings at December 31, 2005 and 2004.

The company utilized cash proceeds from the sale of its printing and writing papers business to repay approximately $1 billion of debt in 2005. The charges incurred to retire the debt in 2005 were approximately $90 million, compared to insignificant debt retirement fees in 2004 and charges of $26 million incurred in 2003.

At December 31, 2005, the book value of financial instruments included in long-term debt was $2.4 billion, and the fair value was estimated to be $2.7 billion. At December 31, 2004, the book value of financial instruments included in long-term debt was $3.3 billion, and the fair value was estimated to be $3.8 billion. The difference between book value and market value is derived from the difference between the period-end market interest rate and the stated rate for the company’s fixed-rate, long-term debt. The company has estimated the fair value of financial instruments based upon quoted market prices for the same or similar issues or on the current interest rates available to the company for debt of similar terms and maturities.

Financial Review             47

NOTES TO FINANCIAL STATEMENTS

G.	FINANCIAL INSTRUMENTS

The company uses various derivative financial instruments as part of an overall strategy to manage exposure to market risks associated with interest rate and foreign currency exchange rate fluctuations. The company does not hold or issue derivative financial instruments for trading purposes. The risk of loss to the company in the event of nonperformance by any counterparty under derivative financial instrument agreements is not considered significant by management. Although the derivative financial instruments expose the company to market risk, fluctuations in the value of the derivatives are mitigated by expected offsetting fluctuations in the matched instruments. All derivative instruments are required to be recorded on the consolidated balance sheets as assets or liabilities, measured at fair value. If the derivative is designated as a fair-value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash-flow hedge, the effective portion of the change in the fair value of the derivative is recorded in other comprehensive income (loss) and is recognized in the statements of operations when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash-flow hedges and financial instruments not designated as hedges are recognized in earnings.

Interest rate risk The company utilizes interest-rate swap agreements to manage some of its interest-rate risk on its debt instruments, including the reset of interest rates on variable-rate debt. As part of an overall strategy to maintain an acceptable level of exposure to interest-rate fluctuations, the company has developed a targeted mix of fixed-rate and variable-rate debt. To efficiently manage this mix, the company may utilize interest-rate swap agreements. The company has interest-rate swaps designated as fair-value hedges of certain fixed-rate borrowings. There were no interest-rate swaps designated as cash-flow hedges at December 31, 2005 and 2004. The maturity dates on these swaps match the maturity dates of the underlying debt. During the years ended December 31, 2005, 2004 and 2003, the interest-rate swaps were an effective hedge and, therefore, required no charge to earnings due to ineffectiveness under SFAS No. 133. Details on the interest-rate swaps are included below:

	December 31
In millions	2005	2004
Notional amount	$475	$675
Fair value	2	26
Carrying amount	1	2
Net unrecognized gain	1	24

48             MeadWestvaco 2005 Annual Report

Foreign currency risk The company uses foreign currency forward contracts to manage some of the foreign currency exchange risks associated with certain short-term foreign intercompany loans, some foreign currency sales and purchases of its international operations, and some foreign sales of its USA operations. Using such forward contracts, the company receives or pays the difference between the contracted forward rate and the exchange rate at the settlement date. These contracts are used to hedge the variability of exchange rates on the company’s cash flows. The forward contracts related to certain intercompany loans are short term in duration and are not designated as hedging instruments under SFAS No. 133. Other forward contracts, which are for terms of up to one year, are designated as cash-flow hedges under SFAS No. 133. Information related to the company’s foreign currency forward contracts is as follows:

Intercompany loans, without hedge accounting:

	December 31
In millions	2005	2004
Notional amount	$98	$172
Fair value	1	—
Carrying amount	1	—

Foreign currency sales and purchases, with hedge accounting:

	December 31
In millions	2005	2004
Notional amount	$106	—
Estimated amount to be recognized in results of operations within the next year	2	—
Maximum remaining term (in years) of existing hedges	1	—

	Years ended December 31
In millions	2005	2004	2003
Net unrealized gains in accumulated other comprehensive income (loss)	$2	—	—
Net gains reclassified to results of operations	4	—	—
Amount of gain or loss recognized in results of operations due to the probability that forecasted transactions will not occur	—	—	—

Financial Review             49

NOTES TO FINANCIAL STATEMENTS

H.	LEASING ACTIVITIES AND OTHER COMMITMENTS

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

In millions	Operating leases	Capital leases
2006	$58	$5
2007	37	4
2008	24	4
2009	19	5
2010	14	3
Later years	35	146

Minimum lease payments	$187	167

Less: amounts representing interest		(106)

Capital lease obligations		$61

Rental expense under operating leases was $75 million, $86 million and $91 million for the years ended December 31, 2005, 2004 and 2003, respectively.

I.	SHAREHOLDERS’ EQUITY

The value included in common stock at December 31, 2005 and 2004, reflects the outstanding shares of common stock at the $0.01 par value per share.

Pursuant to the company’s Annual and Long-Term Incentive Plan and the MeadWestvaco Corporation Restricted Stock Plan, the company granted approximately 280,000 shares of performance-based restricted common stock to certain key executives in February 2005. These shares have been accounted for under the guidance of APB No. 25, Accounting for Stock Issued to Employees, and FIN No.44, Accounting for Certain Transactions involving Stock Compensation. The total compensation expense is being recorded over the shares’ three-year vesting period. Under the plans, the owners of the stock are entitled to voting rights and to receive dividends, but will forfeit the stock if the individual holder separates from the company during the three-year vesting period or if predetermined goals are not accomplished relative to return on invested capital, revenue from new products, total procurement savings and reduction in selling, general and administrative expenses.

50             MeadWestvaco 2005 Annual Report

During the year ended December 31, 2005, approximately $700 million, of the approximately $2.2 billion in proceeds from the sale of the company’s printing and writing papers business, was used to repurchase a total of almost 24 million, or 12%, of the company’s outstanding common shares. The repurchased shares, upon retirement, were recorded as a reduction of common stock and additional paid-in capital pursuant to the regulations of the State of Delaware, the state of incorporation, and the approval by the company’s Board of Directors.

During the second half of 2005, the company recorded a net unrealized loss of $9 million on the PIK notes received as part of the consideration from the sale of the printing and writing papers business. This net unrealized loss is included in other comprehensive income (loss). See Note D for further discussion.

The components of accumulated other comprehensive income (loss) for 2005 and 2004 are as follows:

	December 31
In millions	2005	2004
Foreign currency translation	$(39)	$(19)
Minimum pension liability	(10)	(12)
Unrealized loss on investment in debt security	(9)	—
Unrealized gain on derivative instruments	2	—

	$(56)	$(31)

At December 31, 2005, there were approximately 181 million preferred stock purchase rights outstanding, each representing the right to purchase 1/100th of a share of Series A Junior Participating Preferred Stock for an exercise price of $150. Pursuant to a Rights Agreement approved by the company’s Board of Directors in 2002, in the event a person or group were to acquire a 15% or greater position in the company, each right would become exercisable for 1/100th of a share of preferred stock which would entitle its holder (other than the acquirer) to buy that number of shares of common stock of MeadWestvaco which, at the time of the 15% acquisition, had a market value of two times the exercise price of the rights. If, after the rights have been triggered, an acquiring company were to merge or otherwise combine with the company or MeadWestvaco were to sell 50% or more of its assets or earning power, each right would entitle its holder (other than the acquirer) to buy that number of shares of common stock of the acquiring company which, at the time of such transaction, would have a market value of two times the exercise price of the rights. The rights have no effect on earnings per share until they become exercisable. The rights expire in December 2012. At December 31, 2005, there were authorized and available for issue 30 million shares of preferred stock, par value $0.01 per share, of which six million shares were designated as Series A Junior Participating Preferred Stock and reserved for issuance upon exercise of the rights.

Financial Review             51

NOTES TO FINANCIAL STATEMENTS

Dividends declared were $0.92 per share in each of the years ended December 31, 2005, 2004 and 2003.

The company had an original obligation to the former owner of a subsidiary to buy back approximately 1.6 million shares (share put) of MeadWestvaco stock issued as part of the purchase price at a fixed rate; the value of this share repurchase approximated $58 million. During the fourth quarter of 2005, the company purchased and retired approximately 300,000 of these shares for approximately $11 million. At December 31, 2005, the remaining obligation of approximately $47 million was recorded in other long-term obligations. In February 2006, the company repurchased and retired the remaining 1.3 million shares for approximately $47 million.

J.	STOCK OPTION PLANS

Officers and key employees have been granted stock options under various stock-based compensation plans, all of which have been approved by the shareholders. At December 31, 2005, MeadWestvaco had five stock option plans. There are 28 million shares reserved under the 1991 and 1996 Stock Option Plans, the 1995 Salaried Employee Stock Incentive Plan, the 1999 Salaried Employee Stock Incentive Plan and the 2005 Performance Incentive Plan for the granting of stock options, stock appreciation rights, restricted stock and restricted stock units to key employees. Grants of stock options and other stock-based compensation awards are approved by the Compensation and Organization Development Committee of the Board of Directors. Approximately 900,000 options were issued in February 2006, which represents the majority of the options that will be granted under these plans in 2006. The exercise price of all options equals the market price of the company’s stock on the date of grant. Under certain employee plans, stock options may be granted with or without stock appreciation rights or limited stock appreciation rights, which are exercisable upon the occurrence of certain events related to changes in corporate control and are exercisable after a period of six months to three years and expire not later than 10 years from the date of grant. Granting of stock appreciation rights is generally limited to employees of the company that are located in countries where the issuance of stock options is not advantageous.

Approximately 700,000 service and performance based restricted stock units were issued in February 2006 under the 2005 Performance Incentive Plan. This award is subject to a three-year vesting restriction, expiring on the third anniversary of the grant date and the satisfaction of performance and service objectives.

At December 31, 2005, the company had one stock option plan for the granting of up to approximately 364,000 stock options to outside directors. There were no options granted from this plan in 2005.

Options to purchase 1.3 million shares issued under the 1996 Stock Option Plan are accompanied by a feature that allows option holders, who exercise their stock options and hold the common shares they received at

52             MeadWestvaco 2005 Annual Report

exercise, to receive an additional stock option grant with an exercise price at the then-current market price. Options granted with this feature are accounted for as a fixed award.

Pursuant to the MeadWestvaco Corporation Restricted Stock Plan, restricted common shares may be issued to certain employees and to directors who are not officers or employees of the company. Restricted stock, if any, issued to directors is expensed when awarded. Other than any annual grants to directors, restricted stock is issued from the plan as payment under the company’s incentive compensation plan. The incentive compensation under this plan is expensed, as earned, and paid either annually or after a specified time period with a combination of cash and restricted stock. The number of restricted shares awarded to individual participants is based upon the portion of the incentive compensation liability payable in restricted stock divided by the company’s stock price at the date of grant. During 2005 and 2004, there were 281,420 and 245,500 shares of restricted stock granted under this plan, respectively, with a vesting period of three years, and as of December 31, 2005, 519,870 of these shares of restricted stock were issued and outstanding.

The following table summarizes stock option activity in the plans:

Shares, in thousands	Options	Weighted average exercise price
Outstanding at December 31, 2002	17,580	$28.82
Granted	2,216	23.99
Exercised	(943)	22.16
Cancelled	(618)	28.21

Outstanding at December 31, 2003	18,235	28.60
Granted	1,095	28.62
Exercised	(2,816)	26.72
Cancelled	(484)	28.53

Outstanding at December 31, 2004	16,030	28.92
Granted	1,661	30.19
Exercised	(1,471)	26.51
Cancelled	(980)	29.30

Outstanding at December 31, 2005	15,240	29.27

Financial Review             53

NOTES TO FINANCIAL STATEMENTS

The following table shows various information about stock options outstanding at December 31, 2005:

	Range of exercise prices
Shares, in thousands	$18.91- $ 27.14	$27.20- $ 31.75	$32.99- $ 41.84	Total
Number outstanding	2,743	10,577	1,920	15,240
Weighted average price	$24.85	$29.63	$33.56	$29.27
Weighted average remaining life (in years)	5.37	4.30	2.16	4.23
Number exercisable	2,251	8,434	1,920	12,605
Weighted average price	$25.04	$29.60	$33.56	$29.39

There were 12.7 million and 2.1 million shares available for grant as of December 31, 2005 and 2004, respectively. At December 31, 2005, approximately 19,000 outstanding options had limited stock appreciation rights and approximately 227,400 stock appreciation rights were outstanding. The company measures compensation expense related to the stock appreciation rights at the end of each period. The amount by which the quoted market value of the shares of the company’s stock covered by a grant exceeds the option price specified under the plan is charged to expense over the periods the employee performs the related services. Changes in the quoted market value are reflected as an adjustment of accrued compensation and compensation expense in the periods in which the changes occur. For all periods presented, the expenses related to stock appreciation rights were not material. There were no exercises of stock appreciation rights for the periods presented.

The company applies APB Opinion No. 25, Accounting for Stock Issued to Employees, as amended, in accounting for its plans. Assumptions used to calculate the pro forma effects of option grants were as follows (see Summary of Significant Accounting Policies for pro forma disclosures):

	Years ended December 31
	2005	2004	2003
Weighted average fair value of options granted during the period using a binomial option pricing model	$8.51	$7.68	$6.84
Weighted average assumptions used for grants:
Expected dividend yield	3.05%	3.21%	3.83%
Expected volatility	32%	32%	36%
Risk-free interest rate	3.98%	3.30%	3.27%
Expected life of option (in years)	6	6	6

54             MeadWestvaco 2005 Annual Report

K.	EMPLOYEE RETIREMENT, POSTRETIREMENT AND POST EMPLOYMENT BENEFITS

Retirement plans MeadWestvaco provides retirement benefits for substantially all U.S. and certain non-U.S. employees under several noncontributory trusteed plans and also provides benefits to employees whose retirement benefits exceed maximum amounts permitted by current tax law under unfunded benefit plans. Benefits are based on a final average pay formula for the salaried plans and a unit benefit formula for the bargained hourly plans. Prior service costs are amortized on a straight-line basis over the average remaining service period for active employees. Unrecognized prior service cost and actuarial gains and losses in the retirement benefit plans subject to amortization are amortized over the average remaining service, which is about 11 years. Contributions are made to the funded plans in accordance with ERISA requirements.

Net periodic pension (income)/cost relating to employee retirement benefits was $48 million, $(36) million and $(64) million for the years ended December 31, 2005, 2004 and 2003, respectively. In accordance with the provisions of SFAS No. 88, Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits, settlements, curtailments and termination benefits associated with restructuring activities were recorded. Net pension income reflects cumulative favorable investment returns on plan assets. The components of net pension (income)/cost for each of the periods presented are as follows:

	Years ended December 31
In millions	2005	2004	2003
Service cost-benefits earned during the period	$53	$67	$71
Interest cost on projected benefit obligation	141	148	156
Expected return on plan assets	(273)	(298)	(303)
Amortization of prior service cost	7	11	11
Amortization of net (gain) loss	2	(1)	(5)

Pension income before settlements and curtailments	(70)	(73)	(70)
Settlements	115	—	1
Curtailments	—	37	5
Termination benefits	3	—	—

Net periodic pension (income) cost	$48	$(36)	$(64)

Net increase (decrease) in minimum pension liability – before taxes	$(2)	$4	$1

Financial Review             55

NOTES TO FINANCIAL STATEMENTS

In January 2005, the company reached an agreement to sell its printing and writing papers business and related assets. As a result, the company recorded a charge of $37 million relating to special termination benefits and a curtailment loss in the retirement plans at December 31, 2004. In 2005, a sale-related settlement loss in the retirement plans of $110 million was also recorded. Tabular amounts shown above were not adjusted for discontinued operations resulting from the sale. Net pension income from continuing operations, before settlements and curtailments, was $67 million, $86 million and $83 million in 2005, 2004 and 2003, respectively.

The changes in consolidated benefit obligations, plan assets and funded status for the defined benefit and postretirement benefit plans are shown below. The net prepaid pension cost is included in other assets, except for an obligation of $94 million for the unfunded benefit plans and plans with accumulated benefit obligations in excess of plan assets, which are recorded as long-term liabilities.

Postretirement benefits MeadWestvaco provides life insurance for substantially all retirees and medical benefits to certain retirees in the form of cost subsidies until Medicare eligibility is reached and to certain other retirees, medical benefits up to a maximum lifetime amount. The company funds certain medical benefits on a current basis with retirees paying a portion of the costs. Certain retired employees of businesses acquired by the company are covered under other medical plans that differ from current plans in coverage, deductibles and retiree contributions. Effective January 1, 2004, MeadWestvaco modified certain postretirement healthcare benefits to be provided to future retirees. Unrecognized prior service cost and actuarial gains and losses in the postretirement benefit plans subject to amortization are amortized over the average remaining service, which is about eight years.

56             MeadWestvaco 2005 Annual Report

The impact of these changes reduced the postretirement benefit obligation and net postretirement benefit cost by about $68 million, which is being amortized over the remaining life of the eligible employees. The components of net postretirement benefits cost for each of the periods presented are as follows:

	Years ended December 31
In millions	2005	2004	2003
Service cost-benefits earned during the period	$5	$7	$9
Interest cost	9	12	15
Expected return on plan assets	–	–	(1)
Net amortization	–	5	1

Postretirement expense before settlements and curtailments	14	24	24
Curtailments	(29)	–	–
Termination benefits	–	(1)	1

Net postretirement benefits cost (income)	$(15)	$23	$25

In 2005, a curtailment gain of $29 million, related to the sale of the printing and writing papers business, was recorded in the postretirement benefit plan. Tabular amounts shown above were not adjusted for discontinued operations resulting from the sale of the company’s printing and writing papers business. Net periodic postretirement benefits cost from continuing operations, before settlements and curtailments, was $13 million in 2005 and $21 million in each of 2004 and 2003.

Passage of the Medicare Prescription Drug Improvement and Modernization Act of 2003 resulted in a reduction in the company’s 2005 postretirement benefit obligation and postretirement benefit cost of approximately $11 million and $1 million, respectively.

The following table also sets forth the funded status of the plans and amounts recognized in the consolidated balance sheets at December 31, 2005 and 2004, based on a measurement date of December 31 for each period.

Financial Review             57

NOTES TO FINANCIAL STATEMENTS

Obligations, assets and funded status

	Years ended December 31
	Retirement benefits		Postretirement benefits
In millions	2005	2004	2005	2004
Change in benefit obligation:
Benefit obligation at beginning of period	$2,676	$2,546	$185	$211
Service cost	53	67	5	7
Interest cost	141	148	9	12
Actuarial (gain) loss	206	138	(15)	(28)
Plan amendments	7	10	(2)	—
Foreign currency exchange rate changes	(6)	6	—	—
Employee contributions	—	1	17	17
Termination benefit costs	14	20	—	(1)
Settlements	(236)	—	—	—
Benefits paid (including termination benefits)	(212)	(182)	(35)	(32)
Curtailments	—	(78)	(11)	(1)

Benefit obligation at end of year	$2,643	$2,676	$153	$185

Change in plan assets:
Fair value of plan assets at beginning of period	$3,409	$3,176	$—	$6
Actual return on plan assets	268	395	—	—
Company contributions	10	15	18	9
Foreign currency exchange rate changes	(2)	4	—	—
Employee contributions	—	1	17	17
Settlements	(303)	—	—	—
Benefits paid (including termination benefits)	(212)	(182)	(35)	(32)

Fair value of plan assets at end of year	$3,170	$3,409	$—	$—

Funded status of the plans:	$527	$733	$(153)	$(185)
Unrecognized net actuarial loss	323	164	—	27
Unrecognized prior service cost (benefit)	66	66	(34)	(61)

Net pension asset (liability)	$916	$963	$(187)	$(219)

Amounts recognized in the balance sheet consist of:
Prepaid pension asset	$994	$1,040	$–	$—
Accrued benefit liability	(94)	(95)	(187)	(219)
Intangible assets	1	1	—	—
Accumulated other comprehensive income	15	17	—	—

Total net pension asset (liability)	$916	$963	$(187)	$(219)

58             MeadWestvaco 2005 Annual Report

The accumulated benefit obligation for all defined benefit plans was $2,485 million and $2,529 million at December 31, 2005 and 2004, respectively.

For plans with accumulated benefit obligations in excess of plan assets, the projected benefit obligation, accumulated benefit obligation and fair value of plan assets were:

	December 31
In millions	2005	2004
Projected benefit obligation	$144	$143
Accumulated benefit obligation	128	123
Fair value of plan assets	37	32

Assumptions The weighted average assumptions used to determine the company’s benefit obligations at December 31:

	2005	2004
Retirement benefits:
Discount rate	5.50%	5.75%
Rate of compensation increase	4.00%	4.00%
Postretirement benefits:
Discount rate	5.50%	5.75%
Healthcare cost increase	10.00%	13.00%
Prescription drug cost increase	14.00%	—

The weighted average assumptions used to determine net pension income and postretirement benefits cost for the years presented:

	Years ended December 31
	2005	2004	2003
Retirement benefits:
Discount rate	5.68%	6.00%	6.50%
Rate of compensation increase	4.00%	4.00%	4.50%
Expected return on plan assets	8.50%	8.50%	8.50%
Postretirement benefits:
Discount rate	5.60%	6.00%	6.50%
Expected return on plan assets	—	6.35%	8.00%
Healthcare cost increase	12.00%	13.00%	14.00%

MeadWestvaco’s approach to developing capital market assumptions combines an analysis of historical performance, the drivers of investment performance by asset class and current economic fundamentals. For returns, the company utilizes

Financial Review             59

NOTES TO FINANCIAL STATEMENTS

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

The company determined the discount rates by referencing indices for long-term, high-quality bonds, ensuring that the durations of those indices were not materially different from the duration of the plans’ liabilities, or if different, that adjusting the discount rate would not have produced results that were materially different from using a common discount rate for all of its plans.

The annual rate of increase in healthcare and prescription drug costs is assumed to decline ratably each year until reaching 5% in 2015 and thereafter. The effect of a 1% increase in the assumed combined cost trend rate would increase the December 31, 2005 accumulated postretirement benefit obligation by $7 million and the total service and interest cost for 2005 by $1 million. The effect of a 1% decrease in the assumed combined cost trend rate would decrease the December 31, 2005 accumulated postretirement benefit obligation by $7 million and the total service and interest cost for 2005 by $1 million.

The company also has defined contribution plans that cover substantially all U.S. and certain non-U.S. based employees. Expense for company matching contributions under these plans was approximately $30 million, $37 million and $41 million for the years ended December 31, 2005, 2004 and 2003, respectively.

Retirement plan assets The MeadWestvaco retirement plan asset allocation at December 31, 2005 and 2004, long-term target allocation for 2005, and expected long-term rate of return by asset category are as follows:

Asset category:

	Target allocation	Percentage of plan assets at December 31		Weighted average expected long-term rate of return
		2005	2004	2005
Equity securities	66%	66%	71%	9.4%
Debt securities	21%	30%	26%	5.3%
Real estate	8%	2%	1%	7.2%
Other	5%	2%	2%	16.0%

Total	100%	100%	100%

60             MeadWestvaco 2005 Annual Report

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

The plan did not hold company stock at December 31, 2005. At December 31, 2004, equity securities included $82 million of company stock, representing approximately 2% of total plan assets.

As a result of the sale of the printing and writing papers business, approximately $303 million of pension assets, and related liabilities, for bargained hourly employees were transferred to the buyer in July 2005.

Cash flows Contributions: The company does not anticipate any required contributions to the U.S.-qualified retirement plans in the foreseeable future as the plans are not required to make any minimum regulatory funding contribution.

The company expects to pay $20 million in benefits to participants of the nonqualified pension and postretirement plans in 2006.

Estimated future benefit payments:

	Retirement benefits	Postretirement benefits before Medicare Part D subsidy	Postretirement benefits after Medicare Part D subsidy
In millions
2006	$142	$18	$17
2007	153	18	16
2008	157	17	16
2009	162	16	15
2010	170	15	14
2011-2015	949	58	52

Postemployment benefits MeadWestvaco provides limited postemployment benefits to former or inactive employees, including short-term and long-term disability, workers’ compensation, severance and health and welfare continuation.

Financial Review             61

NOTES TO FINANCIAL STATEMENTS

L.	RESTRUCTURING AND OTHER MERGER-RELATED EXPENSES

Year ended December 31, 2005 For the year ended December 31, 2005, MeadWestvaco recorded total pretax charges of $29 million for asset writedowns, facility closures and employee separation costs, of which $18 million and $11 million were recorded within cost of sales and selling, general and administrative expenses, respectively. Of these amounts, $1 million and $4 million were recorded within cost of sales and selling, general and administrative expenses, respectively, in the fourth quarter of 2005.

Although these charges related to individual segments, such amounts are reflected in corporate and other for segment reporting purposes.

The following table and discussion present additional detail of the 2005 charges by business segment:

In millions	Asset writedowns and other costs	Employee costs	Total
Packaging	$5	$9	$14
Consumer and Office Products	7	1	8
All other	3	6	9

	$15	$16	$31

Gain on sale of Consumer and Office Products assets previously written down	$(2)	$—	$(2)

Productivity initiative	$5	$4	$9
Cost initiative	8	12	20

Packaging segment: During the year, the company incurred charges of $14 million for asset writedowns, employee separation costs and other restructuring costs related to the closing of a packaging converting plant in the U.S. and various other restructuring activities in its packaging operations in the U.S. and Europe. The charges included employee separation costs of $9 million related to approximately 250 employees. Most of these employees have separated from the company as of December 31, 2005. The remaining $5 million included $4 million of asset impairments and $1 million of other closure-related costs.

Consumer and Office Products segment: During 2005, the company recorded charges of $8 million for asset writedowns, employee separation costs and other restructuring costs incurred in connection with various restructuring activities in its consumer and office products manufacturing operations in North America. The charges included employee separation costs of $1 million, related to approximately 50 employees, $2 million for asset writedowns including asset impairments of $1 million, and $5 million for other closure-related costs. The affected employees will separate from the company by the end of 2006.

62             MeadWestvaco 2005 Annual Report

Additionally during the first half of the year, the company sold previously written-down assets, resulting in gains of $2 million.

All Other: During the year, the company also recorded charges of approximately $6 million related to employee separation costs covering approximately 190 employees. As of December 31, 2005, about 60% of these employees had separated from the company, and the remaining employees will be separated by the end of 2006. Additionally, the company incurred charges of $3 million for other restructuring-related costs.

Year ended December 31, 2004 For the year ended December 31, 2004, MeadWestvaco recorded total pretax charges of $100 million for asset writedowns, facility closures and employee separation costs, of which $89 million and $11 million were recorded within cost of sales and selling, general and administrative expenses, respectively. The charges related primarily to the closing of a domestic packaging systems plant and various consolidation activities in the company’s packaging facilities, primarily in Europe; actions taken to consolidate the consumer and office products operations in North America and close several facilities; and the reorganization of corporate functions and other business units. As of December 31, 2005, all of the actions related to these charges were complete, and the accruals for employee and other costs were substantially utilized. Although the charges were not recorded as part of segment results, $39 million related to the Packaging segment, $45 million to the Consumer and Office Products segment, and $16 million to corporate and other. Additionally, in 2004, the company sold a previously written-down corporate asset, resulting in gains of $2 million recorded by the company.

Year ended December 31, 2003 For the year ended December 31, 2003, MeadWestvaco recorded total pretax restructuring charges and other merger-related costs from continuing operations of $61 million. This amount excludes $7 million related to the printing and writing papers business which is now a discontinued operation. Approximately $40 million and $21 million were recorded within cost of sales and selling, general and administrative expenses, respectively. The charges included in continuing operations related primarily to actions taken to streamline the packaging operations through the shutdown of a sawmill and three packaging converting plants in Richmond, Virginia, Cleveland, Tennessee, and Newark, Delaware; and the reorganization of corporate functions and other business units. As of December 31, 2004, all of the actions related to these charges were complete and the balance of the accruals for employee and other costs were substantially utilized. Although the charges were not recorded as part of segment results, $37 million related to the Packaging segment, $1 million to the Consumer and Office Products segment, and $23 million to corporate and other. Additionally, in 2003, the company sold two previously written-down facilities, resulting in gains of $5 million recorded by the company.

Financial Review             63

NOTES TO FINANCIAL STATEMENTS

Summary of all restructuring charges The activity in the accrued restructuring balances related to all of the plans described above was as follows for the year ended December 31, 2003 to the year ended December 31, 2005:

Productivity initiative:

In millions	Employee costs	Other costs	Total
Balance of related accruals at December 31, 2003	$20	$6	$26
Current charges	34	33	67
Change in estimate	(2)	—	(2)
Payments	(39)	(31)	(70)

Balance of related accruals at December 31, 2004	13	8	21
Current charges	4	3	7
Payments	(15)	(9)	(24)

Balance of related accruals at December 31, 2005	$2	$2	$4

Cost initiative:

In millions	Employee costs	Other costs	Total
Balance of related accruals at December 31, 2004	$—	$—	$—
Current charges	12	5	17
Payments	(7)	(3)	(10)

Balance of related accruals at December 31, 2005	$5	$2	$7

64             MeadWestvaco 2005 Annual Report

M.	OTHER INCOME, NET

Components of other income, net are as follows:

	Years ended December 31
In millions	2005	2004	2003
(Gains) on sales of forestland	$(60)	$(176)	$(85)
Interest (income)	(33)	(12)	(12)
Transition services income	(25)	—	—
Share of investees’ losses (earnings)	4	(2)	(18)
Loss on the extinguishment of debt	90	1	26
Foreign currency transaction losses (gains)	8	(10)	(1)
(Gain) on insurance recovery	—	—	(12)
Other, net	—	2	(3)

	$(16)	$(197)	$(105)

During 2005, the company completed the sale of 20,000 acres of forestlands generating pretax gains of $60 million compared to pretax gains of $176 million on the sale of 129,000 acres of forestlands in 2004. During 2003, the company completed the sale of 83,000 acres of forestlands generating pretax gains of $85 million. In 2005, income of $25 million was recorded from services provided to NewPage Corporation pursuant to the printing and writing papers sale agreement (see Note P for further detail on the sale). The company utilized cash proceeds from the sale of its printing and writing papers business to repay approximately $1 billion of debt in 2005 and, as a result, incurred charges for debt retirement of $90 million, compared to $1 million of charges incurred in 2004, and charges of $26 million incurred in 2003. In 2003, the company recorded an insurance recovery settlement gain of $12 million related to the reimbursement of certain past defense costs incurred by the company. Included in 2003 is the positive contribution of the Northwood Panelboard investment of $22 million, compared to $1 million in 2004. The Northwood Panelboard investment was sold in 2004.

N.	INCOME TAXES

Earnings from continuing operations before income taxes is comprised of the following:

	Years ended December 31
In millions	2005	2004	2003
U.S. domestic (losses) earnings	$(27)	$137	$(37)
Foreign earnings	162	186	125

	$135	$323	$88

Financial Review             65

NOTES TO FINANCIAL STATEMENTS

The significant components of the income tax provision (benefit) are as follows:

	Years ended December 31
In millions	2005	2004	2003
Currently payable:
U.S. federal	$103	$—	$—
State and local	13	—	—
Foreign	46	41	12

	162	41	12

Deferred:
U.S. federal	(165)	(149)	(78)
State and local	(37)	2	(9)
Foreign	(1)	1	27

Provision for deferred income taxes	(203)	(146)	(60)

	(41)	(105)	(48)
Allocation to discontinued operations	(57)	(204)	(52)

Income tax provision[1]	$16	$99	$4

[1]	Related to continuing operations.

66             MeadWestvaco 2005 Annual Report

The following table summarizes the major differences between the actual income tax provision (benefit) attributable to continuing operations and taxes computed at the U.S. federal statutory rate:

	Years ended December 31
In millions	2005	2004	2003
Income tax provision (benefit) computed at the U.S. federal statutory rate of 35%	$47	$113	$31
State and local income taxes, net of federal benefit	(11)	(3)	(5)
Foreign income tax rate differential	(14)	(20)	(10)
Provision to return adjustment	—	(5)	(1)
Resolution of prior year tax matters	—	—	(3)
Fixed asset deferred tax adjustment	—	—	(15)
Valuation allowances	2	22	11
Other permanent differences	(8)	(3)	(4)
Credits	(4)	—	—
Other	4	(5)	—

Income tax provision[1]	$16	$99	$4

Effective tax rate[1]	11.9%	30.6%	4.5%

[1]	Related to continuing operations.

Financial Review             67

NOTES TO FINANCIAL STATEMENTS

The principal current and noncurrent deferred tax assets and liabilities are as follows:

	December 31
In millions	2005	2004
Deferred tax assets:
Employee benefits	$148	$165
Postretirement benefit accrual	65	74
Other accruals and reserves	101	95
Identifiable intangibles	23	43
Impairment of long-lived assets for discontinued operations	—	151
Alternative minimum tax carryforward	—	132
Net operating loss carryforwards	151	227
Other	48	57

Total deferred tax assets	536	944
Valuation allowance	(132)	(118)

Net deferred tax assets	404	826
Deferred tax liabilities:
Depreciation and depletion	(986)	(1,596)
Nontaxable pension asset	(348)	(364)
State and local taxes	(86)	(132)
Other	(95)	(130)

Total deferred tax liabilities	(1,515)	(2,222)

Net deferred liability	$(1,111)	$(1,396)

Included in the balance sheet:
Current assets – deferred tax asset	$41	$74
Noncurrent net deferred tax liability	(1,152)	(1,470)

Net deferred liability	$(1,111)	$(1,396)

The company has U.S. state and foreign tax net operating loss carryforwards which are available to reduce future taxable income in various state and foreign jurisdictions. The company’s prior federal net operating loss carryforward and alternative minimum tax credit carryforward were utilized due to the sale of the printing and writing papers business. The company’s valuation allowance against deferred tax assets primarily relates to these state and foreign tax net operating losses for which the ultimate realization of future benefits is uncertain.

As a result of the sale of the printing and writing papers business, the company expects there to be changes in state income tax apportionments for

68             MeadWestvaco 2005 Annual Report

tax years ended December 31, 2005 and future periods due generally to changes in historic mix of sales, payroll and property in different states.

At December 31, 2005 and 2004, no domestic income taxes have been provided on the company’s share of undistributed net earnings of overseas operations due to management’s intent to reinvest such amounts indefinitely. Those earnings totaled $788 million and $611 million at December 31, 2005 and 2004, including foreign currency translation adjustments. Determination of the potential deferred tax liability associated with these undistributed earnings is not practicable.

The company has operations in tax jurisdictions located in many areas of the world and is subject to audit in these jurisdictions. Tax audits by their nature are often complex and can require several years to resolve. While actual results could vary, in management’s judgment, the company has adequate accruals with respect to the ultimate outcome of such audits. Such accruals are included in other long-term obligations and deferred income taxes, and include certain pre-acquisition contingencies.

Approximately $5 million of deferred income tax benefits were provided for components of other comprehensive income (loss) during the year ended December 31, 2005. There were insignificant amounts of deferred income tax benefits recorded during the years ended December 31, 2004 and 2003.

O.	ENVIRONMENTAL AND LEGAL MATTERS

The company has been notified by the U.S. Environmental Protection Agency (the “EPA”) or by various state or local governments that it may be liable under federal environmental laws or under applicable state or local laws with respect to the cleanup of hazardous substances at sites previously operated or used by the company. The company is currently named as a potentially responsible party (“PRP”), or has received third-party requests for contribution under the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA) and similar state or local laws with respect to numerous sites. There are other sites which may contain contamination or which may be potential Superfund sites, but for which MeadWestvaco has not received any notice or claim. The potential liability for all these sites will depend upon several factors, including the extent of contamination, the method of remediation, insurance coverage and contribution by other PRPs. The company regularly evaluates its potential liability at these various sites. At December 31, 2005, MeadWestvaco had recorded liabilities of approximately $27 million for estimated potential cleanup costs based upon its close monitoring of ongoing activities and its past experience with these matters. The company believes that it is reasonably possible that costs associated with these sites may exceed amounts of recorded liabilities by an amount that could range from an insignificant amount to as much as $30 million. This estimate is less certain than the estimate upon which the environmental liabilities were based. After consulting with legal counsel and after considering established liabilities, it is our judgment that the resolution

Financial Review             69

NOTES TO FINANCIAL STATEMENTS

of pending litigation and proceedings is not expected to have a material adverse effect on the company’s consolidated financial condition or liquidity. In any given period or periods, however, it is possible such proceedings or matters could have a material effect on the results of operations.

As with numerous other large industrial companies, the company has been named a defendant in asbestos-related personal injury litigation. Typically, these suits also name many other corporate defendants. All of the claims against the company resolved to date have been concluded before trial, either through dismissal or through settlement with payments to the plaintiff that are not material to the company. To date, the costs resulting from the litigation, including settlement costs, have not been significant. As of December 31, 2005, there were approximately 200 lawsuits. Management believes that the company has substantial indemnification protection and insurance coverage, subject to applicable deductibles and policy limits, with respect to asbestos claims. The company has valid defenses to these claims and intends to continue to defend them vigorously. Additionally, based on its historical experience in asbestos cases and an analysis of the current cases, the company believes that it has adequate amounts accrued for potential settlements and judgments in asbestos-related litigation. At December 31, 2005, the company had recorded litigation liabilities of approximately $29 million, a significant portion of which relates to asbestos. Should the volume of litigation grow substantially, it is possible that the company could incur significant costs resolving these cases. After consulting with legal counsel and after considering established liabilities, it is our judgment that the resolution of pending litigation and proceedings is not expected to have a material adverse effect on the company’s consolidated financial condition or liquidity. In any given period or periods, however, it is possible such proceedings or matters could have a material effect on the results of operations.

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

P.	ACQUISITIONS AND DISPOSITIONS

2005 acquisitions During the fourth quarter of 2005, MeadWestvaco acquired DZN, The Design Group (DZN) for approximately $5 million. DZN is a full service design and marketing company based in Los Angeles, California, which will enhance MeadWestvaco’s package design capabilities, enabling the company to provide a more competitive and comprehensive set of creative design services, and is included in the company’s Packaging segment.

70             MeadWestvaco 2005 Annual Report

Pro forma results for this acquisition are not presented, as the transaction was not significant.

2004 acquisitions During the second quarter of 2004, MeadWestvaco acquired Aries Packaging for approximately $21 million. Aries is a machinery systems company in Troyes, France, which supports the company’s dairy packaging systems business in Europe and also represents a platform for growth in other markets, and is included in the company’s Packaging segment. This acquisition did not have a material impact on the company’s consolidated financial statements. The purchase price allocation resulted in approximately $4 million of identifiable intangible assets, that will be amortized over their estimated useful lives of 10 years, and goodwill of $12 million. The remainder was primarily allocated to working capital items.

During the third quarter of 2004, the company acquired Tilibra, a manufacturer of school, office and time-management stationery products in Bauru, Sao Paulo state, Brazil, which will help the company extend its consumer and office products franchise in Latin America’s largest market, while creating an ideal platform for expansion elsewhere in the region. This acquisition is included in the company’s Consumer and Office Products segment. This acquisition did not have a material impact on the company’s consolidated financial statements. The purchase price was $71 million and resulted in approximately $25 million of identifiable intangible assets, that will be amortized over their estimated useful lives of five to 20 years, and goodwill of $36 million with the remainder allocated to fixed assets and working capital items.

Additionally, another small acquisition was made in 2004, with a purchase price of $9 million.

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

Financial Review             71

NOTES TO FINANCIAL STATEMENTS

resulted in approximately $20 million of identifiable intangible assets, which will be amortized over their estimated useful lives of three to seven years, and goodwill of $12 million with the remainder allocated to working capital items.

Additionally, another small acquisition was made in 2003, with a purchase price of $1 million.

Pro forma results for these acquisitions are not presented, as the transactions were not significant.

Dispositions On January 14, 2005, the company entered into an agreement to sell its printing and writing papers business, including its coated and carbonless papers operations, and related forestlands to an affiliate of Cerberus Management LLC, a private investment firm.

Effective April 30, 2005, this divestiture was completed. Upon closing, the company received proceeds from the buyer of $2.2 billion in cash (subject to certain adjustments) and $100 million in aggregate principal amount of senior unsecured payable-in-kind (PIK) promissory notes (fair value of $75 million at date of issuance) of a subsidiary of the purchaser. Refer to Note D for a discussion of the unrealized loss on the PIK notes at December 31, 2005.

As a result of the sale, the company incurred a pretax accounting loss on sale of approximately $916 million ($687 million after tax), of which $710 million ($548 million after tax) was recorded in the fourth quarter of 2004 for impairments of goodwill and other long-lived assets, and pension and other employee benefit settlements and curtailments. The remaining $206 million ($139 million after tax) in charges was recorded in the first half of 2005. The company began reporting the papers business as a discontinued operation in the first quarter of 2005. Prior periods have been presented on a comparable basis.

The company recorded a loss from discontinued operations, net of income taxes, of $91 million, or $0.48 per share, for the year ended December 31, 2005, compared to a loss from discontinued operations, net of income taxes, of $573 million, or $2.82 per share for the year ended December 31, 2004. Included in discontinued operations is interest expense directly attributable to the papers business and an allocation of general interest expense pursuant to the guidance under EITF 87-24: Allocation of Interest to Discontinued Operations. Under the guidance of SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, the assets associated with the sale of the printing and writing papers business were classified as held-for-sale and were not depreciated or amortized in 2005. Included in discontinued operations for 2005 was the benefit of a LIFO decrement of about $30 million. In connection with the sale of the printing and writing papers business, the company provided certain guarantees and indemnities to the buyer and other parties. These obligations include both potential environmental matters as well as certain contracts with third parties. The company has evaluated these guarantees and indemnifications in accordance with

72             MeadWestvaco 2005 Annual Report

Financial Accounting Standards Board (FASB) Interpretation No. 45 (FIN 45), Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, which did not result in a material impact on the company’s consolidated financial statements.

The following table shows the major categories for discontinued operations in the consolidated statements of operations for the years ended December 31, 2005, 2004 and 2003, which includes both the loss on the sale and results of operations for the printing and writing papers business. For the year ended December 31, 2005, there are only four months of operations included, as the business was sold April 30, 2005.

	Years ended December 31
In millions, except per share amounts	2005	2004	2003
Net sales	$712	$2,166	$1,987
Cost of sales	611	2,104	1,964
Selling, general and administrative expenses	26	81	84
Interest expense	20	69	82
Other (income) expense, net	203	689	(29)

Loss from discontinued operations before income taxes	(148)	(777)	(114)
Income tax benefit	(57)	(204)	(52)

Net loss from discontinued operations	$(91)	$(573)	$(62)

Net loss from discontinued operations per share	$(0.48)	$(2.82)	$(0.31)

Results of operations, excluding the loss on sale, for the years ended December 31, 2005, 2004 and 2003, were income of $48 million, a loss of $25 million and a loss of $62 million, respectively.

Financial Review             73

NOTES TO FINANCIAL STATEMENTS

Q.	CASH FLOWS

Changes in current assets and liabilities, net of acquisitions and dispositions, are as follows:

	Years ended December 31
In millions	2005	2004	2003
(Increase) decrease in:
Receivables	$(52)	$(108)	$(5)
Inventories	21	(12)	(30)
Prepaid expenses	(3)	(1)	11
Increase (decrease) in:
Accounts payable and accrued expenses	(57)	184	(32)
Income taxes payable[1]	(180)	15	(6)

	$(271)	$78	$(62)

	Years ended December 31
In millions	2005	2004	2003
Cash paid for:
Interest	$220	$214	$238
Less capitalized interest	(3)	(2)	(2)

Interest paid, net	$217	$212	$236

Income taxes paid (refunded)	$225	$19	$(11)

[1]	Includes approximately $160 million related to taxes payable upon the sale of the printing and writing papers business.

R.	BUSINESS SEGMENT INFORMATION

MeadWestvaco’s principal business segments are (1) Packaging, (2) Consumer and Office Products, and (3) Specialty Chemicals. In 2005, the company exited its printing and writing papers business, which is recorded as discontinued operations in the consolidated financial statements.

The Packaging segment produces bleached paperboard, Coated Natural Kraft paperboard™ (CNK®), kraft paperboard, linerboard and saturating kraft and packaging for consumer products markets. The Packaging segment also manufactures printed plastic packaging and injection-molded products used for packaging DVDs and CDs. In addition, the Packaging segment designs and produces multi-pack cartons and packaging systems primarily for the beverage take-home market. This segment’s products are manufactured at four domestic mills and two mills located in Brazil; paper, board and plastic are converted into packaging products at plants located in the United States, Brazil,

74             MeadWestvaco 2005 Annual Report

Asia and Europe. These products are sold primarily in North America, with additional markets located in Latin America, Europe, Asia and the Pacific Rim.

The Consumer and Office Products segment manufactures, markets and distributes school, office, envelope and time-management products to retailers and commercial distributors. This segment’s operations are conducted predominantly in North America and Brazil.

The Specialty Chemicals segment manufactures, markets and distributes products at four primary domestic locations. Major product groups are: activated carbon products; printing ink resins and lignin-based surfactants; and tall oil fatty acid, rosin and derivative products.

Corporate and other includes the company’s specialty papers and forestry operations as well as corporate support staff services and related assets and liabilities, including merger-related goodwill. The results include income and expense items not directly associated with segment operations, such as restructuring charges, legal settlements, net pension income, interest expense, goodwill impairment charges, gains on sales of forestlands and other activities.

The segments are measured on operating profits before restructuring charges, interest expense, minority interest, income taxes, extraordinary items and cumulative effect of accounting changes. The segments follow the same accounting principles described in the Summary of Significant Accounting Policies. Sales between the segments are recorded primarily at market prices.

No single customer accounted for 10% or more of consolidated trade sales in the periods presented.

	Years ended December 31
In millions	2005	2004	2003
Total sales outside of the United States	$1,745	$1,582	$1,337
Export sales from the United States	829	826	711
Long-lived assets located outside the United States	772	809	793
Long-lived assets located in the United States	6,106	6,310	6,417

Financial Review             75

NOTES TO FINANCIAL STATEMENTS

Financial information by business segment follows:

	Sales
In millions	Trade	Intersegment	Total
Year ended December 31, 2005
Packaging	$4,467	$9	$4,476
Consumer and Office Products	1,125	—	1,125
Specialty Chemicals	396	29	425
Corporate and other	182	31	213

Total	6,170	69	6,239
Intersegment eliminations	—	(69)	(69)

Consolidated totals	$6,170	$—	$6,170

Year ended December 31, 2004
Packaging	$4,395	$7	$4,402
Consumer and Office Products	1,090	—	1,090
Specialty Chemicals	385	25	410
Corporate and other	190	26	216

Total	6,060	58	6,118
Assets of discontinued operations[1]
Intersegment eliminations	—	(58)	(58)

Consolidated totals	$6,060	$—	$6,060

Year ended December 31, 2003
Packaging	$4,017	$3	$4,020
Consumer and Office Products	1,055	—	1,055
Specialty Chemicals	332	21	353
Corporate and other	162	38	200

Total	5,566	62	5,628
Assets of discontinued operations[1]
Intersegment eliminations	—	(62)	(62)

Consolidated totals	$5,566	$—	$5,566

[1]	Assets of discontinued operations represent the assets of the printing and writing papers business, which was sold in 2005.

76             MeadWestvaco 2005 Annual Report

Financial information by business segment follows: (continued)

Segment profit (loss)	Depreciation, depletion and amortization	Segment assets	Capital expenditures

$336	$372	$4,929	$237
130	39	843	11
39	20	328	18
(370)	60	2,808	39

135	491	8,908	305
—	—	—	—

$135	$491	$8,908	$305

$431	$370	$5,144	$238
137	37	830	14
57	21	318	22
(302)	61	2,817	43

323	489	9,109	317
		2,537
—	—	—	—

$323	$489	$11,646	$317

$267	$362	$5,235	$237
126	34	671	11
45	19	317	20
(350)	64	2,820	41

88	479	9,043	309
		3,427
—	—	—	—

$88	$479	$12,470	$309

Financial Review             77

NOTES TO FINANCIAL STATEMENTS

S.	SELECTED QUARTERLY INFORMATION (UNAUDITED)

	Years ended December 31
In millions, except per share data	2005[1]	2004[2]
Sales
First	$1,373	$1,314
Second	1,587	1,556
Third	1,583	1,569
Fourth	1,627	1,621

Year	$6,170	$6,060

Gross profit
First	$225	$214
Second	285	325
Third	288	298
Fourth	285	298

Year	$1,083	$1,135

Income (loss) from continuing operations
First	$17	$26
Second	(13)	74
Third	55	82
Fourth	60	42

Year	$119	$224

Net income (loss)
First	$(6)	$(2)
Second	(83)	47
Third	55	105
Fourth	62	(499)

Year	$28	$(349)

78             MeadWestvaco 2005 Annual Report

S.	SELECTED QUARTERLY INFORMATION (UNAUDITED), continued

	Years ended December 31
In millions, except per share data	2005[1]	2004[2]
Income (loss) from continuing operations per common share, basic
First	$0.08	$0.13
Second	(0.06)	0.36
Third	0.30	0.40
Fourth	0.33	0.21
Income (loss) from continuing operations per common share, diluted
First	$0.08	$0.13
Second	(0.06)	0.36
Third	0.30	0.40
Fourth	0.33	0.20
Net income (loss) per common share, basic
First	$(0.03)	$(0.01)
Second	(0.41)	0.23
Third	0.30	0.52
Fourth	0.34	(2.46)
Net income (loss) per common share, diluted
First	$(0.03)	$(0.01)
Second	(0.41)	0.23
Third	0.30	0.52
Fourth	0.34	(2.43)

[1]	First quarter 2005 results include an after-tax charge of $3 million, or $0.01 per share, for employee termination costs, asset writedowns and other restructuring-related costs, and an after-tax gain from the sale of forestlands of $25 million, or $0.12 per share. Second quarter 2005 results include an after-tax charge of $6 million, or $0.03 per share, related to asset writedowns, employee separation costs and other restructuring-related costs, an after-tax charge for debt retirement of $56 million, or $0.28 per share, and an after-tax gain from the sale of forestlands of $1 million, or $0.01 per share. Third quarter 2005 results include an after-tax charge of $7 million, or $0.04 per share, related to asset writedowns, facility closures and employee separation costs, and an after-tax gain from the sale of forestlands of $10 million, or $0.05 per share. Fourth quarter 2005 results include an after-tax charge of $3 million, or $0.02 per share, related primarily to employee separation costs, and an after-tax gain from the sale of forestlands of $2 million, or $0.01 per share.

[2]	First quarter 2004 results include an after-tax charge of $7 million, or $0.04 per share, for employee termination costs, asset writedowns and other restructuring-related costs, and an after-tax gain from the sale of forestlands of $40 million, or $0.20 per share. Second quarter 2004 results include an after-tax charge of $4 million, or $0.02 per share, related to asset writedowns, employee separation costs and other restructuring-related costs and an after-tax gain from the sale of forestlands of $12 million, or $0.06 per share. Third quarter 2004 results include an after-tax charge of $33 million, or $0.16 per share, related to asset writedowns, facility closures and employee separation costs, and an after-tax gain from the sale of forestlands of $40 million, or $0.19 per share. Fourth quarter 2004 results include an after-tax charge of $23 million, or $0.11 per share, related primarily to employee separation and other restructuring-related costs, and an after-tax gain from the sale of forestlands of $17 million, or $0.08 per share.

Financial Review             79

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS AND MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

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

The Audit Committee of the Board of Directors, composed solely of nonmanagement directors, meets regularly with the company’s management, the internal audit director and representatives of the independent registered public accounting firm to discuss accounting and financial reporting matters, internal control over financial reporting, and the nature, scope and results of audits. The Audit Committee meets with the independent registered public accounting firm both with and without management. The Committee also meets with the company’s general counsel to review the company’s legal compliance program as well as significant litigation issues. The independent registered public accounting firm and the director of internal audit have full and free access to the Audit Committee.

Management’s report on internal control over financial reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the company. In order to evaluate the effectiveness of internal control over financial reporting, management has conducted an assessment, including testing, using the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of its financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation

80             MeadWestvaco 2005 Annual Report

of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on our assessment, under the criteria established in Internal Control – Integrated Framework, issued by the COSO, management has concluded that the company maintained effective internal control over financial reporting as of December 31, 2005.

Management’s assessment of the effectiveness of the company’s internal control over financial reporting as of December 31, 2005, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included herein.

John A. Luke, Jr.
Chairman and Chief Executive Officer

E. Mark Rajkowski
Senior Vice President and Chief Financial Officer

March 1, 2006

Financial Review             81

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of MeadWestvaco Corporation

We have completed integrated audits of MeadWestvaco Corporation’s 2005 and 2004 consolidated financial statements and of its internal control over financial reporting as of December 31, 2005, and an audit of its 2003 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, shareholders’ equity and cash flows present fairly, in all material respects, the financial position of MeadWestvaco Corporation and its subsidiaries at December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Internal control over financial reporting Also, in our opinion, management’s assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting, that the Company maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control – Integrated Framework issued by COSO. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of the Company’s internal control over financial reporting based on our audit. We conducted

82             MeadWestvaco 2005 Annual Report

our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

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

PricewaterhouseCoopers LLP
Stamford, Connecticut

March 1, 2006

Financial Review             83

World Headquarters

MeadWestvaco Corporation

One High Ridge Park

Stamford, Connecticut 06905

Telephone 203 461 7400

www.meadwestvaco.com